As filed with the Securities and Exchange Commission on January 4, 2024.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Innovex Downhole Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1389	81-4043469
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

19120 Kenswick Drive

Humble, Texas 77338

(346) 398-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Adam Anderson

Chief Executive Officer

19120 Kenswick Drive

Humble, Texas 77338

(346) 398-0000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Patrick Elder Patrick J. Hurley Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002 (713) 220-5800	Hillary H. Holmes Harrison Tucker Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 3000 Houston, TX 77002 (346) 718-6600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, the securities described herein in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2024

Prospectus

shares

Innovex Downhole Solutions, Inc.

Common Stock

This is our initial public offering. We are offering                shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $                and $                per share of common stock. We have applied to list our common stock on the New York Stock Exchange (“NYSE”) under the symbol “INVX.”

To the extent that the underwriters sell more than                shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional shares of common stock from us at the public offering price less the underwriting discounts and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Summary—Emerging Growth Company.”

Because Amberjack Capital Partners (as defined herein) will beneficially own approximately         % of the voting power of our common stock upon the closing of this offering, we will be a “controlled company” under the corporate governance rules of the NYSE. See “Management—Status as a Controlled Company” for additional information.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 39 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Innovex Downhole Solutions, Inc.	$	$
(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the shares of common stock against payment on or about                     , 2024.

Goldman Sachs & Co. LLC	Piper Sandler	J.P. Morgan

Barclays	Citigroup	Evercore ISI	Pickering Energy Partners

The date of this prospectus is                    , 2024

About this Prospectus

We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the securities described herein in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Presentation of Financial and Operating Data

Results of interim periods are not indicative of the results expected for a full year or for future periods. Historical financial and operating information is not indicative of the results that may be expected in any future periods. For more information, please see the historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, including Rystad Energy and the International Energy Agency (“IEA”), as well as publicly available information. The Rystad Energy forecasts for oil and natural gas production, E&P capital spending and well drilling activity used throughout this prospectus are based on Rystad Energy’s expected outlook as of October 2023, assuming Brent crude oil per barrel prices of $85 in 2023, $89 in 2024 and $85 in 2025. In some cases, we do not expressly refer to the sources from which this data is derived. Although we believe that these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. Some data is also based on our good faith estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

ii

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision with respect to our common stock. You should read the entire prospectus carefully, including the financial statements and the notes to those financial statements included in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (i) an initial public offering price of $                 per share of common stock (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional shares of common stock. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common stock.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to the “Company,” “Innovex,” “we,” “our” and “us,” or like terms, refer to Innovex Downhole Solutions, Inc. and its consolidated subsidiaries. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary of Selected Terms” beginning on page A-1 of this prospectus.

Overview

Innovex designs, manufactures, sells and rents mission critical engineered products to the global oil and natural gas industry. Our vision has been to create a global leader in well-centric products and technologies through organic, customer-linked innovations and disciplined acquisitions to drive leading returns for our investors. Our products are used across the lifecycle of the well (during the construction, completion, production and intervention phases) and are typically utilized downhole and consumable in nature. Our products perform a critical well function, and we believe they are chosen due to their reliability and capacity to save our customers time and lower costs during the well lifecycle. We believe that our products have a significant impact on a well’s performance and economic profile relative to the price we charge, creating a “Big Impact, Small Ticket” value proposition. The majority of our 2022 revenue came from product families that we believe hold a top three competitive position in their primary markets based on our total addressable market (“TAM”) estimates. We estimate that our TAM for our applicable products across the NAM (as defined herein) market was approximately $2.0 billion in 2022 and $1.6 billion in 2021. We have a growing presence across our International and Offshore (as defined herein) markets and estimate that the TAM for our applicable products across these regions was approximately $2.2 billion in 2022 and $2.0 billion in 2021. Please see “Business—Our Organic Growth Strategy” for an explanation of how we calculate our TAM. Many of our products can be used in a significant portion of our customers’ wells globally, with our most advanced products providing mission critical solutions for some of the most challenging and complex wells in the world. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Our business is high margin and capital-light, enabling us to generate strong returns on invested capital. We have a disciplined history of successfully sourcing and integrating strategic acquisitions.

The Innovex Wellbore	Innovex Overview

Note: Not to scale; not inclusive of all products sold by Innovex.

We are a global company, and in 2022, we sold products in approximately 65 countries. The U.S. and Canadian onshore market (together, “NAM”) made up approximately 71% of our 2022 revenue, while the international and offshore markets (together, “International and Offshore”) constituted 29%. Within the NAM market, we have a strong presence in the United States and a growing presence in Canada. The Permian Basin is our largest operating region within this market, making up over half of our 2022 NAM revenue. The NAM market is core to us, and we maintain a robust sales and distribution infrastructure across the region. Our products have broad applicability in this market, particularly for horizontal or unconventional wells that have become prevalent methods of oil and natural gas development across the region. We are focused on significantly increasing our revenue from the International and Offshore markets as these regions are typically subject to long-cycle investment horizons and exhibit relatively less cyclicality than the NAM market. The Middle East, and in particular Saudi Arabia, has been a key source of growth for the Company and has become our largest International and Offshore market. We also operate across Latin America, Europe and the U.S. Gulf of Mexico, among other regions. To enhance our global reach, we have complemented our locations across these markets with a network of strategic distribution, sales and manufacturing partners.

2022 Percentage of Revenue by Market

Global Geographic Footprint

Note: Above locations do not represent an exhaustive list.

Strategic Partners include our network of distribution, sales and manufacturing partners.

We are an innovator and have a development process and culture focused on creating proprietary products for our customers. Approximately 51% of our 2022 revenue was derived from products that we developed internally. We seek to work with our customers to solve their operational challenges. We believe that these collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a unique culture that we view as having been critical to our success in the commercialization of new products. We define our culture as “No Barriers.” Our goal is to remove internal barriers that slow the pace of innovation and empower our employees to be responsive to our customers’ needs, while maintaining a focus on returns for the Company. As a result of our culture and our commitment to customer responsiveness, we believe that we are more agile and able to innovate faster than our larger competitors based on publicly available information.

Based on our TAM estimates, we believe that we have been successful in capturing market share across both of our geographic markets. In 2022, as compared to 2021, we estimate that we grew our NAM market share to 16% from 13%. Across the International and Offshore markets, we estimate our market share grew to 6% from 4% over the same time period. We believe that we are well positioned to continue to capture market share across both geographic markets and view the International and Offshore markets as a significant growth opportunity.

Our organic growth has been complemented by a disciplined acquisition strategy. We view acquisitions as a core competency and have identified a rich opportunity set of acquisition targets that we believe are seeking to transact. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria.

We have a broad customer base, ranging from the largest international oil companies (“IOCs”), national oil companies (“NOCs”) and exploration and production (“E&P”) companies as well as multinational and regional oilfield service companies. Once a new product has been commercialized or acquired, our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly.

We were formed in 2016 through the combination of three consumable products companies with long operating histories. Since our inception, we have achieved strong financial results. Our revenues have grown from approximately $97.9 million in 2016 to $467.2 million in 2022, a compound annual growth rate (“CAGR”) of approximately 30%.

Our business is high margin and capital-light, which enables us to generate strong returns on invested capital. In 2022, our net income, operating profit and Adjusted EBITDA were equivalent to approximately 14%, 16% and 22% of revenue, respectively. Over the same period, investments in property and equipment accounted for only approximately 2% of revenue, we earned approximately $76.6 million in income from operations and our Return on Capital Employed (“ROCE”), a metric which we utilize to assess the effectiveness of our capital allocation over time, was approximately 24%. We believe that our global sales and distribution network as well as our manufacturing capacity and vendor network position us well to drive revenue growth and margin expansion. Please see “Summary Historical Financial Data—Non-GAAP Financial Measures” for the definitions of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE and a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE to our most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

We believe that we can create value for our stockholders across the industry cycle and view our “through-cycle playbook” as having helped us outperform in all market environments. We prioritize protecting the long-term health of the Company through investments in research and development (“R&D”) and sustaining engineering in our existing portfolio in all market environments. We seek to maintain a conservative balance sheet to preserve operational and financial flexibility through the industry cycle. We believe that we have a strong track record of creating stockholder value by successfully sourcing, executing and integrating strategic acquisitions in all market environments, while preserving a strong balance sheet.

The Innovex Through-Cycle Playbook

Our Technology Development Process and Product Portfolio

We view our new technology development and ongoing product advancement initiatives as key to our strategy and believe that we have a repeatable process to drive organic product innovation to meet our customers’ well design needs. We maintain an engineering team of approximately 50 individuals that are focused on R&D as well as ongoing product enhancements. The engineering team is based in our Humble, Texas headquarters and has representatives that sit across our global offices in the Middle East, Latin America and Europe. Having a presence near our customers enables us to better understand their challenges, which helps identify and prioritize our market opportunities and maximizes the value of our engineering resources. We focus on maintaining an active pipeline of potential new products across various stages of development. We intend to grow our presence in the International and Offshore markets and believe there is a large opportunity to develop new products to meet customer needs in these regions. At the end of 2022, a significant portion of our new product development pipeline was oriented towards the International and Offshore markets.

Our products provide a critical well function, and we believe that their costs represent a small fraction of the total spend on a well but have a significant impact on the well’s performance and economic profile, creating a Big Impact, Small Ticket value proposition. We estimate that if all our applicable products were employed over the life of a typical Permian Basin shale well, it would constitute less than 2% of the total cost to drill, construct, complete and produce the well (based on Rystad Energy’s analysis of the cost of a typical Permian Basin shale well). We believe that our products are chosen due to their reliability and ability to save our customers time and costs during the well lifecycle, such as a reduction in the number of runs downhole or the elimination of an otherwise necessary product or service, rather than solely for their price.

Cost of a Typical Permian Basin Shale Well in Relation to an Illustrative Innovex Ticket

Source: Rystad Energy, excludes facility costs.

The majority of our 2022 revenue came from product families that we believe hold a top three competitive position in their primary markets based on our TAM estimates. Our products are highly engineered, and we utilize a robust intellectual property strategy to maintain and protect our proprietary technology and market position. As of September 30, 2023, we held approximately 300 U.S. and international patents across our product portfolio and 28 U.S. patent applications.

We generate our revenue from three primary sources: sales of consumable, single-use products and other associated revenues, such as freight (“Consumable Product Sales”); rentals of proprietary tools that are used to deploy our consumable products or to provide a critical well function (“Proprietary Rental Tools”); and services that are typically connected to the well-site deployment of our engineered products and other field services (“Product Connected Services”). Of our 2022 revenue, approximately 86% was generated from Consumable Product Sales, approximately 7% was generated from Proprietary Rental Tools and approximately 7% was generated from Product Connected Services.

As we believe that demand for our products is primarily activity-driven (i.e., correlated with global spending on exploration and production of oil and natural gas and with general industry activity), we are not exposed to the highly cyclical capital equipment build cycle for the oil and natural gas industry.

2022 Revenue Type	Product Offering and Business Model Highlights

Our products are used across the lifecycle of our customers’ wells. In 2022, well construction phase products were 44% of revenue, well completion phase products were 32% and well production and intervention phase products made up the remaining 24%. Our diverse spectrum of products and services enables us to generate revenue from the initial drilling and completion of a well through the production and intervention phase of the asset’s life. Our product portfolio consists of fourteen major product families, comprised of over 10,000 stock keeping units (“SKUs”). We believe that we are not dependent on any single technology. We are a single point of contact for many of our customers’ needs. Our product offerings position us to support our customers in solving a range of well-site challenges and diversify our revenue base.

2022 Revenue by Well Lifecycle Phase	Product Diversity

We define the well lifecycle phases and describe how our product families are used below:

Well Construction (44% of 2022 Revenue).    The well construction phase covers the equipment and services necessary to create and ensure the structural integrity of the borehole. Within this well phase, Innovex generally provides cementing products that are utilized to provide effective placement of cement in between the wellbore and casing as well as specialty drilling enhancement products. The primary product families Innovex provides in this segment are centralizers, float equipment, inflatable packers, stage tools, swivel tools, reamers and other related products.

Well Completion (32% of 2022 Revenue).    The well completion phase consists of products used to enable a well to be stimulated and put on production. The primary product families Innovex provides in this phase include liner hangers, toe sleeves, frac plugs and completion packers.

Well Production and Intervention (24% of 2022 Revenue).    The well production and intervention phase consists of products and services that enable artificial lift and intervention in wells. Within this well phase, we generally provide accessory products and services to artificial lift equipment as well as specialized intervention products. The primary product families Innovex provides in this segment are wellhead penetrators, wellhead hangers and adapters, spooling services and well intervention tools.

We believe that we have curated a portfolio of families and product brands that in aggregate have created brand equity in Innovex.

The Innovex Wellbore

Note: Not to scale, not inclusive of all products sold by Innovex.

Our Customers

We principally sell or market directly to the ultimate end user of our products, the E&P operator. As of December 31, 2022 and December 31, 2021, we had 1,582 and 1,651, respectively, unique customers that have made at least one purchase in the preceding 12-month period, or active customers. In 2022, our top ten accounts constituted only 28% of revenue. Our top ten customer list includes: NOCs such as Saudi Aramco (our largest end-user in 2022); IOCs such as ExxonMobil, Chevron, BP and ConocoPhillips; leading independent E&P operators such as Occidental Petroleum, Pioneer Natural Resources and EOG Resources; and multinational oilfield service companies such as Schlumberger and Baker Hughes. When we sell to service companies, it is typically to fill a gap in their product portfolio or because they have been directed by the E&P operator to utilize our products. The breadth of our customer base reduces the impact of significant spending changes by any one customer and allows us to better determine global market activity.

2022 Customer Base as Percentage of Revenue	Customer Base Highlights

How We Add Value to Our Customers

Our goal is to develop products that exhibit clear value creation upside for our customers, including the ultimate end user of our products, typically by saving time and costs during the well lifecycle, while also reducing operational risks. We operate an integrated business model, whereby we design, engineer, manufacture, sell, rent and supervise the onsite deployment of our products. We believe this business model is one of our critical drivers of success as we seek to collaborate directly with our customers to solve some of their most complex challenges. We believe that our customer collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Approximately 51% of our 2022 revenue was derived from products that we developed internally.

We believe that our unique No Barriers culture has also helped to enable our success. We seek to remove internal barriers between us and our customers, such as unnecessary bureaucracy and layers of management, that slow the pace of innovation. We enable our employees to be highly responsive to the needs of our customers and prioritize direct and transparent interaction between our employees and the end user of our products. We promote a culture of innovation and seek to incentivize our employees for the value they create for our organization and the customer. We believe that our rate of product development is faster relative to many of our larger competitors. Once a customer’s need has been identified, our engineering and R&D team of approximately 50 individuals employ a rapid design process utilizing our internal manufacturing capacity to develop a prototype. An iterative process of engineering, manufacturing and field trials is then undertaken with the end user until commercialization is achieved. We believe this feedback loop from the end user to the field and our No Barriers culture enable and promote an environment for us to add value for our customers. While we seek to collaborate with our customers to help solve their operational challenges, we are a returns focused company and look to participate on projects that we believe are mutually beneficial for both Innovex and the customer.

Innovex’s No Barriers Culture

The Technology Feedback Loop

Product Development Profile

Our Markets

We believe demand for our products is correlated with global spending on exploration and production of oil and natural gas and with general industry activity, such as the number of wells drilled and oil and natural gas production volumes. According to the global energy consulting firm Rystad Energy, global E&P capital spending (excluding Russia and China) is expected to rise 13% in 2023 relative to 2022. We believe that our diverse product portfolio, operating track record and global footprint position us well to benefit from increased E&P investment activity.

In the NAM market, Rystad Energy is forecasting growth in E&P capital spending of 16% from 2022 through 2025. NAM market unconventional resources have emerged as a flexible, short-cycle source of oil and natural gas production for E&P operators and a critical component of the global hydrocarbon supply mix. This is a core market for us as our products have broad applicability and we maintain a robust sales presence as well as service and distribution infrastructure across the region.

We view the NAM market as relatively service intensive and believe E&P operators are prone to adopt the latest technologies. Successfully competing in these markets requires high levels of customer responsiveness, nimble product development capabilities and a robust sales, distribution and service infrastructure. There is a proliferation of E&P operators who seek to offset the costs of the service intensity by utilizing innovative products and techniques to maximize well economics through productivity gains. These dynamics have provided a fertile environment for us to innovate and commercialize new technologies in the NAM market that can be exported to our International and Offshore markets.

In the International and Offshore markets, Rystad Energy is forecasting E&P capital spending to grow by 21% from 2022 through 2025, excluding Russia and China. We are focused on significantly increasing our market presence in these regions as they are typically subject to long-cycle investment horizons and exhibit relatively less cyclicality than the NAM market. In addition, we believe that we benefit from higher barriers to entry that exist for product and service companies that support the primary end users in our International and Offshore markets, IOCs and NOCs, relative to the NAM market. Examples of these entry barriers include higher technical capabilities, more established track records for product performance and reliability and, at times, rigorous product qualification requirements. Established physical and administrative infrastructure and sales channels, often in remote locations, also act as entry barriers to the International and Offshore markets.

Global E&P Capex Spending ($ in billions)

Source: Rystad Energy

Note: Excludes Russia and China. Excludes exploratory capex and facilities capex.

Our Global Footprint

To support our global operations, we operate a flexible manufacturing and supply chain model that balances responsiveness with cost and efficiency. We maintain approximately 425,000 square feet of internal manufacturing and production facilities in Humble, Texas; Houston, Texas; Mineral Wells, Texas; Amelia, Louisiana and Dammam, Saudi Arabia. These facilities are co-located with our engineering teams to enable rapid prototyping, testing and design iterations of new products and enhancements for our existing products. Our internal manufacturing capacity is reserved for R&D, as well as quick-turn products, to provide high levels of responsiveness to our customers. We supplement these facilities with a responsive network of third-party machining resources in the United States to enhance our capital efficiency. We also maintain strategic relationships with multiple, low-cost manufacturing partners in Asia, and in particular Vietnam, to support our highest volume products.

These relationships allow us to achieve a competitive cost structure, while preserving high levels of product quality and customer responsiveness. Going forward, we envision increasing our spend with our low-cost international vendors with an aim of improving our margins and enhancing our competitiveness. In addition, we have entered into a non-binding letter of intent, and are currently engaged in discussions, with respect to a proposed acquisition of one of our manufacturing partners that has operations in Vietnam. The proposed acquisition is consistent with our strategy to maintain a hybrid manufacturing model and would increase our manufacturing capacity and allow us to further capitalize on vertical integration opportunities. See “Business—Manufacturing.”

We maintain capital-light service centers near our customers’ operations. This strategy facilitates the effective installation of our products, provides strong market intelligence about our customers’ most significant challenges and enables a rapid feedback loop for our product development initiatives. We operate 26 service centers across the United States and Canada, which are located near key onshore oil and natural gas producing regions, including the Permian, Mid Continent, Marcellus, Utica, Eagle Ford, Haynesville, Bakken and the Rockies, among other areas. Across our International and Offshore markets, we sell through 12 service centers in Saudi Arabia, Oman, Abu Dhabi, the United Kingdom, Norway, Brazil, Ecuador, Argentina, Colombia, Mexico, Angola and Amelia, Louisiana to support the U.S. Gulf of Mexico as well as through a network of approximately 20 distribution and sales partners.

Our Organic Growth Strategy

We employ a multifaceted organic growth strategy comprised of (i) market share capture, (ii) new product development and (iii) market driven growth.

Market share capture.    We believe that we are well positioned to capture market share across our applicable markets.

In the NAM market, we have a strong presence in the United States and growing presence in Canada. We estimate that our TAM for our applicable products across the NAM market was approximately $2.0 billion in 2022 and $1.6 billion in 2021. Please see “Business—Our Organic Growth Strategy” for an explanation of how we calculate our TAM. We generated approximately $329.7 million and $207.1 million, respectively, in revenue across the NAM market over the same time periods, implying a market share of approximately 16% and 13%, respectively. Revenue grew across all of our product families in 2022. Our dedicated sales force, innovative engineering organization and responsive service culture enabled us to capture more of our customers’ spend on their oil and natural gas well development, defined as “wallet share,” as well as gain new customers. Our market share also benefited from the acquisition of Pride Energy Services, LLC (“Pride”) in August of 2022.

We are excited about our prospects to continue to capture more of our TAM and surpass our implied 2022 market share. Within the United States, we believe that there are many opportunities to cross sell our products throughout our diverse customer base and enhance our presence in select oil and natural gas basins. We also plan to expand our presence in Canada as we believe that many of our product families that have strong adoption in the United States will benefit our Canadian market position in the near term.

Innovex NAM Market Revenue, Implied Market Share and Illustrative TAM ($ in billions)

Within the International and Offshore markets, we have well established sales and distribution channels across our geographic markets, such as the Middle East, Latin America, the U.S. Gulf of Mexico and throughout other global regions, including Europe and Africa. We have a growing presence across our International and Offshore markets and estimate that the TAM for our applicable products across these regions was approximately $2.2 billion in 2022 and $2.0 billion in 2021. In contrast, we generated approximately $137.4 million and $87.8 million, respectively, in revenue across the International and Offshore markets over the same time periods, implying a market share of approximately 6% and 4%, respectively. Revenue increased across all of our geographic markets in 2022, and we believe that we were able to grow our market share by utilizing our sales and distribution channels to capture wallet share and push further into geographies where we were underrepresented. We are excited about our prospects to continue to capture more of our TAM and surpass our implied 2022 market share.

Innovex 2021 and 2022 International and Offshore Markets Revenue, Implied Market Share and Illustrative TAM ($ in billions)

Across our International and Offshore markets, we estimate that the Middle East accounted for over half of our 2022 TAM. Within the Middle East, particularly Saudi Arabia, we are focused on growing our wallet share with leading NOCs, such as Saudi Aramco. In many of our International and Offshore markets, particularly Saudi Arabia, we are typically required by our customer base to undergo a stringent and lengthy qualification process for each product we seek to sell in country. The groundwork for our existing operations in Saudi Arabia has taken years to develop and we have considerable experience achieving these technical product qualification requirements. We believe that the time required to establish a scaled presence in Saudi Arabia and the product qualification process represent high barriers to entry to operate in country. In Saudi Arabia, we sell several qualified products that have specialty applications in the market and that provide a consistent level of revenue, defined as our “Aramco Base Business.” In addition, we have qualified four products that we view as strategic given the very large addressable market they serve in country, which we estimate to be over $50.0 million per product in 2022. These products were qualified in 2016, 2019, 2020 and 2022. All of these qualified strategic products (2016, 2019, 2020 and 2022 vintages) are producing revenue and have yielded or are expected to yield strong growth in the years following qualification. We believe that the fourth qualified strategic product (2022 vintage) has strong applicability in Saudi Arabia, and we are excited for its prospects in 2024. We expect to have a pipeline of additional product qualifications within the country over the coming years.

Strong Record of Saudi Aramco Adoption (Revenue, $ in millions)

Latin America and, in particular, Brazil and Guyana have been identified as emerging areas of global production growth, and we are focused on expanding our presence in these markets. Rystad Energy is forecasting growth in E&P capital spending of 129% between 2022 and 2027 in Brazil and Guyana. We have established a foothold today with major NOCs and IOCs in these regions, such as Petrobras and ExxonMobil, by leading with some of our most technologically advanced product families that exhibit strong value propositions. We are now seeking to cross sell other applicable product families to capture additional share in these high growth markets.

Guyana and Brazil Capex Spending ($ in billions)

Source: Rystad Energy

Across our other regions of operation, specifically the North Sea, West Africa, the U.S. Gulf of Mexico and certain regions in Latin America, we have a more established presence and are focused on further penetrating our existing customer base by cross selling applicable product families to grow wallet share. We also believe our existing sales and distribution infrastructure will enhance our ability to acquire new customers within these regions.

New Product Development.    New product development is a key part of our organic growth strategy. We seek to expand our addressable market by introducing new products to our portfolio. Once a new product has been commercialized, we believe that our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly. We have an active pipeline of new initiatives across various stages of development.

Across the NAM market, we are pursuing various initiatives related to new product development, including specialty, high-margin products that complement our existing product families, among others. These products have applicability across various International and Offshore markets, and we will seek to leverage our global infrastructure and customer relationships to drive sales outside of the NAM market once full commercialization has been achieved.

Within the International and Offshore markets, we are in active conversations with IOCs and NOCs regarding several newly developed products for the global deepwater and offshore markets. We expect to start field trials with these customers for some of these products in 2023 and are optimistic that we will ultimately achieve commercialization. Historically, our customer collaborations have been a source of growth as they have allowed us to develop new products to meet customer needs and have provided us with an initial revenue base from which to scale market adoption. At the end of 2022, a significant portion of our new product development pipeline was oriented towards the International and Offshore markets.

Market driven growth.    We see several trends in the NAM market increasing the demand for our products. We believe that the quality or productivity of acreage in the NAM market has deteriorated over the last several years. For example, Rystad Energy estimates that the average 30-day IP per 1,000 feet of lateral length for a Permian Basin oil well declined by 17% from 106 barrels of oil per day in 2021 to 88 barrels of oil per day in 2023 as of October 2023. As a result of E&P operators migrating from more productive “Tier 1” acreage to less productive “Tier 2” acreage, we believe that we will see an increase in the number of wells needing to be drilled if oil and natural gas production is to be held flat. Furthermore, as the recent cost to develop an oil well has increased due to service and product cost inflation, the 30-day IP per 1,000 feet of lateral length per $1.0 million of well development cost has decreased by 42% from 17 barrels of oil per day in 2021 to 10 barrels of oil per day in 2023 as of October 2023. We believe that these trends will increase demand for our products if more wells and greater spending per well are required to compensate for lost production.

Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length (Oil Recovery, bpd)	Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length per $1.0 million of Well Development Cost (Oil Recovery, bpd)

Source: Rystad Energy

Note: Well development costs include tangible drilling and completion costs and tangible costs.

We have also benefited from E&P operators’ focus on maximizing well productivity and return on investment through new technologies and operating efficiencies, including through drilling longer wellbore lateral lengths. For example, Rystad Energy estimates that the average lateral length for a U.S. well in the Permian Basin has increased from 6,785 feet in 2016 to 9,509 feet in 2022, representing a 40% increase. Rystad Energy expects this trend in well construction intensity to continue in the near term. As many of our products are consumed downhole, we believe a continuation in this trend will result in increased demand for our products on a per well basis.

Average Permian Basin Wellbore Lateral Length (feet)

Source: Rystad Energy

Our Approach to Acquisitions

We believe that we have a strong track record of creating stockholder value by successfully sourcing, executing and integrating strategic acquisitions, while preserving a strong balance sheet. We view executing acquisitions as a core competency of the Company, including our ability to integrate acquisitions by implementing a thoughtful and bespoke approach to consolidation.

Innovex was formed in 2016 through the combination of three consumable products companies with long operating histories, and we have complemented our organic growth profile with a disciplined and contrarian acquisition strategy. These acquisitions have ranged in scope and size and have been the result of deliberate targeting and rigorous diligence processes. In 2018, we acquired Buckhorn Casing Equipment, LLC, which enhanced our existing Well Construction product offering in the Permian Basin. In 2019, we acquired Quick Connectors, Inc. (“QCI”), a company that provided products used during the production phase of a well’s lifecycle, in order to create a foothold in a new targeted area of our customers’ spending. This acquisition formed the basis of our well production and intervention product group, which we have since supplemented with organic growth initiatives and product development. In 2021, we acquired Rubicon Oilfield International, LLC (“Rubicon”), a large internationally oriented business to complement the international sales channels that we built organically. This acquisition accelerated our efforts to grow and balance our revenue towards some of the most active sources of global production, such as the Middle East, Latin America and Europe, among other regions. In 2021, we also acquired Applied Oil Tools, which complemented the product lines we acquired in the Rubicon acquisition. In 2022, we acquired Pride to fill a gap in our well production and intervention product group portfolio. The Pride acquisition has also led to material cross-selling opportunities. In May 2023, we acquired 20% of Downhole Well Solutions, LLC (“DWS”). The company manufactures and rents engineered downhole tools designed to improve the performance of directional and horizontal drilling operations. DWS has a strong presence in the NAM market and we believe DWS’ product families have strong applicability in the International and Offshore markets. We plan to assist DWS in expanding into the International and Offshore markets by leveraging our global infrastructure and customer relationships. We have an option to acquire the remaining 80% of DWS until April 30, 2024. Additionally, we have a second option to acquire the remaining 80% of DWS based on a multiple of EBITDA for the twelve-month period from May 1, 2024 through April 30, 2025.

We manage a deliberate acquisition sourcing effort as a core part of our operations, at times cultivating priority targets over multiple years. Our global footprint allows us to review opportunities across both the NAM market and International and Offshore markets. We view our global infrastructure and customer relationships as key assets when evaluating acquisition targets as they represent established distribution channels through which we can sell additional products and technologies. We have developed a stringent investment framework through which we evaluate acquisition targets. From a qualitative perspective, we focus on acquisition targets that complement our existing business, provide products consistent with our Big Impact, Small Ticket value proposition and have a demonstrated competitive moat. We prioritize companies with products that are sold to our existing customer base or alternatively can sell existing Innovex products to their customer base to reinforce and grow our market position. We favor acquisition targets operating at scale and prioritize businesses with a strong presence in International and Offshore markets or capacity to benefit from our global distribution channels. From a quantitative standpoint, we seek to transact with businesses that would be accretive to our margins, valuation or both metrics. We prioritize acquisition targets with a strong history of generating ROCE and that have a capital-light business model. We seek to maintain a conservative balance sheet and a strong liquidity position after executing any acquisition to preserve operational flexibility. We believe our balance sheet conservatism coupled with our acquisition evaluation framework produce a disciplined culture for sourcing the highest quality opportunities at attractive valuations.

Innovex’s Acquisition Target Review Framework

We have identified a rich opportunity set of acquisition targets that we believe are seeking to transact, including certain competitors seeking consolidation and some smaller peers seeking a broader footprint. We believe a number of these opportunities have been created by a decline in energy-focused private equity investments and financial sponsorships in the NAM market, which positions certain private companies without capital resources to grow or operate optimally throughout industry cycles. We have targeted several global businesses that possess technologies that are complementary to our product offerings and could increase our presence in markets where we may be underrepresented. We also have identified several single-product family acquisitions that could benefit from our global distribution and sales network. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria. We believe access to public capital markets will further enhance our marketability as a consolidation platform for sellers seeking liquidity and could facilitate strategic, accretive and self-sourced acquisition opportunities.

Our Competitive Strengths

We believe that the following characteristics differentiate us from our competitors and uniquely position us to execute on our strategies to create value for our stakeholders:

Product innovator for the global oil and natural gas industry.    A significant driver of our growth has been attributable to new product development and sustaining engineering efforts for our existing portfolio. Approximately 51% of our 2022 revenue was derived from products that we developed internally. We maintain an engineering team of approximately 50 individuals that are focused on R&D as well as ongoing product enhancements. The engineering team is based in our Humble, Texas headquarters, and has representatives that sit across our global offices in the Middle East, Latin America and Europe. Having a presence near our customers enables us to better understand their challenges, which helps prioritize our market opportunities and maximizes our engineering resources. We seek to work with our customers to solve their operational challenges. We believe that our customer collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have an active pipeline of potential new products across various stages of development, a significant portion of which are oriented towards the International and Offshore markets. We have a robust global intellectual property strategy to formally protect the value that we have created through our innovations. We maintain, as of September 30, 2023, approximately 300 U.S. and international patents and continue to review additional filings as our technology and intellectual property develop in response to our customers’ needs.

No Barriers culture.    Our culture is a key factor in our success. We seek to remove internal barriers between us and our customers that would otherwise slow the pace of innovation. We enable our employees to be highly responsive to the needs of our customers and prioritize direct and transparent interaction between our employees and the end user of our products. We promote innovative behavior and seek to incentivize our employees to create mutual value for our organization and the end user. We have structured our organization to be customer facing, with strong execution capabilities. From the first contact our customers have with our sales team, to the collaborative new product development process we employ and to the ultimate installation of our products, we strive to meet our customers’ needs rapidly and efficiently. Our culture extends across our organization, and we believe it is unique in our industry. We believe our focus on customer responsiveness has been, and will continue to be, a key factor in our success.

Portfolio levered to Big Impact, Small Ticket and consumable products.    Our products provide a critical well function, and we believe that their costs represent a small fraction of the total spend on a well but have a significant impact on the well’s performance and economic profile, creating a Big Impact, Small Ticket value proposition. We believe our products are chosen due to their reliability and capacity to save our customers time and lower costs during the well lifecycle, such as a reduction in the number of runs downhole or the elimination of an otherwise necessary product or service, rather than solely for their price. As our product portfolio is levered to consumable activity-driven products, we are not exposed to the capital equipment build cycle for the oil and natural gas industry.

Capital-light business model with proven ability to generate strong returns.    We focus on products and geographies that are high margin and do not require large investments in fixed costs and capital expenditures, enabling us to generate strong results, scale quickly and preserve operating flexibility through industry cycles. In 2022, we earned $63.3 million in net income and $102.1 million in Adjusted EBITDA, equivalent to approximately 14% and 22% of revenue, respectively. Our capital expenditure profile is modest, as we employ a hybrid manufacturing strategy that supplements our in-house manufacturing capacity with low-cost third-party resources. In 2022, investments in property and equipment accounted for only approximately 2% of revenue. We have a returns focused culture and seek to optimize our invested capital. We earned approximately $76.6 million in operating profit, and our ROCE, which we utilize to assess the effectiveness of our capital allocation over time, was approximately 24% in 2022. Please see “Summary Historical Financial Data—Non-GAAP Financial Measures” for the definitions of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE and a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Revenue growth and margin expansion enabled by existing infrastructure.    As a global company, we sold products in approximately 65 countries in 2022. Our operating footprint is comprised of 38 service centers and seven manufacturing locations across the globe and we have relationships with approximately 20 distribution and sales partners. We have a portfolio of approximately 650 master services agreements with our customers, that were secured over many years of successful operations. We have invested in our manufacturing capacity and a vendor network to produce thousands of products cost effectively. We believe that our distribution and sales infrastructure and supply chain position us well to execute our growth strategy and achieve strong incremental gross margins. We also benefit from having an operating infrastructure in place that enables us to drive margin expansion through operating leverage as revenues increase.

Strong balance sheet with flexibility to support our strategic objectives.    We are dedicated to maintaining a prudent balance sheet that provides financial and operational flexibility to achieve our strategic objectives. We believe that access to liquidity and low leverage aided in the growth we experienced through the industry cycle. We have been able to invest in employee talent and make investments to ensure deliverability and our high service quality standards are maintained. We believe that our cash flows, borrowing capacity under the Credit Facility (as defined herein) and a moderate leverage profile will allow us to meet our organic growth objectives in the near term. Our conservative capital structure has also enabled us to complete several strategic acquisitions. For example, in early 2021 during a still challenged industry recovery period coming out of the COVID-19 pandemic, we acquired Rubicon, which materially increased our presence in the International and Offshore markets. We believe that we would not have been able to complete this transaction with a highly levered balance sheet. We are focused on maintaining financial flexibility to take advantage of strategic acquisition opportunities.

Highly experienced management team.    We believe our culture and track record of success have enabled us to hire and retain top industry talent. Our senior management team has experience managing large-scale businesses that operate across multiple countries and basins. Innovex is led by Adam Anderson, our Chief Executive Officer. Mr. Anderson oversaw the formation of Innovex in 2016. Previously, he was the Chief Executive Officer of a completions focused products business and served in various senior management roles with Baker Hughes, including Vice President of the U.S. Completions Division, Country Manager for Saudi Arabia, Vice President of the Western U.S. Division and President of Latin America. In addition to Mr. Anderson, the Innovex senior management team is composed of eight key leaders, many of whom have worked with Mr. Anderson for over a decade. Our management team has expertise in engineering, manufacturing, sales, finance, accounting and acquisitions, as well as domestic and international experience across the Middle East, Latin America and Europe, among other regions of global hydrocarbon production. We believe the strength of our management team is evidenced by our ability to grow our revenues over time while growing our common share count at a much lower rate. Since Innovex was formed in 2016, our revenues have grown from approximately $97.9 million in 2016 to $467.2 million in 2022, a CAGR of approximately 30%, while our common share count has grown from approximately 10.8 million in 2016 to 15.4 million in 2022, a CAGR of approximately 6%. Our revenue per share over this time period has increased from approximately $9.06 in 2016 to approximately $30.79 in 2022, a CAGR of approximately 23%.

Our Strategies

We intend to achieve our primary business objectives by successfully executing on the following strategies:

Pursue disciplined growth in the International and Offshore markets.    We believe that the International and Offshore markets are poised for a multi-year growth cycle and estimate that our TAM across these regions will grow. We are focused on materially expanding our presence across these regions and believe we can grow our market share. In 2022, we estimate that our market share was approximately 6%. Within the Middle East, we are focused on growing our wallet share with leading NOCs, such as Saudi Aramco. In Saudi Arabia, our Aramco Base Business of specialty products provides consistent revenue. We have also formally qualified four other products that we define as strategic given their large addressable markets and strong applicability in country. These four products were qualified in 2016, 2019, 2020 and 2022. All of these qualified strategic products (2016, 2019, 2020 and 2022 vintages) are producing revenue in country and have yielded or are expected to yield strong growth in the years following qualification. We believe that the fourth qualified strategic product (2022 vintage) has strong applicability in Saudi Arabia, and we are excited for its prospects in 2024. We are also focused on expanding our presence in new areas of expected global production growth, specifically Brazil and Guyana. We have entered these markets by marketing some of our most technologically advanced product families to leading IOCs and NOCs, such as ExxonMobil and

Petrobras. Once established, we will seek to grow wallet share with these operators by cross selling our other products to them. In other International and Offshore markets where we have a more established presence, such as the North Sea, West Africa, select regions in Latin America and the U.S. Gulf of Mexico, we are focused on cross selling additional applicable technologies from our existing portfolio through our extensive distribution and sales channels and acquiring new customers.

Increase market share in the NAM market.    Unconventional resources across the NAM market have emerged as a flexible, short-cycle source of oil and natural gas production to E&P operators and a critical component of the global hydrocarbons supply mix. This is a core market for us as our products have broad applicability across the region. We believe that we can provide value to our customers in this region and capture additional market share by focusing on deliverability, customer service and product innovation. We estimate that our implied 2022 market share in the NAM market was approximately 16% and we are excited about the prospects of capturing more of our TAM. We plan to leverage our existing service and distribution infrastructure across the major U.S. oil and natural gas basins, our dedicated sales force, innovative engineering organization and responsive service culture to further increase U.S. market share. We are also focused on growing our presence in Canada as we believe that many of our product families that have strong adoption in the United States will benefit our market position in the country in the near term.

Continue to grow our addressable market through new product introductions.    We expect to maintain a robust development pipeline across both a near-term and multi-year development timeline. We will seek to balance our R&D focus between: (i) incremental product innovations with clear value propositions to our customers; and (ii) long-term investments to add new product families to our portfolio to grow our addressable market. We believe that our No Barriers culture will be core to our ability to remain an industry innovator, and we will seek to remain an employer of choice for top talent.

Execute a disciplined acquisition strategy for high-quality opportunities.    We manage a deliberate acquisition sourcing effort as a core part of our operations and have identified a rich opportunity set of acquisition targets across both the NAM and International and Offshore markets. We intend to focus on opportunities that meet our rigorous qualitative and quantitative acquisition review framework. Our targets include several large global businesses that possess technologies that are complementary to our offering and could increase our presence in markets where we may be underrepresented as well as several single-product family acquisitions that could benefit from our global distribution and sales network. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria. We believe access to public capital markets will further enhance our marketability as a consolidation platform for sellers seeking liquidity and could facilitate strategic, accretive and self-sourced acquisition opportunities.

Optimize our supply chain to further enhance our cost structure.    We are dedicated to enhancing our manufacturing process. We believe that we can maintain our high-quality standards while lowering the cost of several product families by augmenting our flexible supply chain strategy with low-cost, high-quality foreign manufacturing capabilities. We maintain internal manufacturing capacity in the United States for R&D as well as to meet customer needs for rapid turnaround times and substantial third-party capacity in the United States to meet normal course product demand. In addition, we have developed relationships with key third-party vendors in Asia, and in particular Vietnam, to supply certain high-volume component parts and products at lower costs relative to domestic manufacturers. This high-quality and low-cost, third-party capacity can be expanded with minimal impact on our capital expenditures. We plan to further scale our spending with these foreign supply chain partners for select high-volume and long-lead time items with an aim of increasing our margins as well as improving our competitiveness. In addition, we have entered into a non-binding letter of intent, and are currently engaged in discussions, with respect to a proposed acquisition of one of our manufacturing partners that has operations in Vietnam. The proposed acquisition is consistent with our strategy to maintain a hybrid manufacturing model and would increase our manufacturing capacity and allow us to further capitalize on vertical integration opportunities. See “Business—Manufacturing.”

Maintain a focus on returns and a conservative balance sheet.    We will continue to prioritize proprietary products and geographies that do not require large fixed-cost capital investments. We plan to maintain our focus on consumable products and will seek to increase revenue in high margin and growing regions within our markets. We believe prioritizing returns on the capital we employ will maximize our operational and financial flexibility. We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to finance the growth and development of our business. However, subject to our future liquidity and capitalization, investment opportunities and other factors our board of directors may deem relevant, in the future, we will consider a defined policy to return excess Free Cash Flow (as defined herein) to our stockholders. We have historically employed a disciplined financial strategy, with the goal of maintaining robust liquidity, minimizing capital intensity and limiting the use of leverage. We believe this approach provides us with the flexibility to execute our strategies and allows us to take advantage of acquisitions or organic opportunities through industry cycles. We intend to maintain this conservative approach to managing our balance sheet. Following completion of this offering, we expect to be in a net cash position.

Recent Developments

Downhole Well Solutions, LLC Acquisition

In May 2023, we acquired 20% of DWS. DWS manufactures and rents engineered downhole tools designed to improve the performance of directional and horizontal drilling operations. DWS has a strong presence in the NAM market and we believe that DWS’ product families have strong applicability in the International and Offshore markets. We plan to assist DWS in expanding into the International and Offshore markets by leveraging our global infrastructure and customer relationships. We have an option to acquire the remaining 80% of DWS until April 30, 2024. Additionally, we have a second option to acquire the remaining 80% of DWS based on a multiple of EBITDA for the twelve-month period from May 1, 2024 through April 30, 2025.

Principal Stockholders

Funds affiliated with Amberjack Capital Partners, L.P. (“Amberjack Capital Partners” or “Amberjack”) are our principal stockholders (referred to in this prospectus as the “Amberjack Funds”). Amberjack Capital Partners is a specialized private equity investor that provides growth capital and strategic assistance to manufacturing and service companies operating in energy, industrial and infrastructure end markets. As an active investor, Amberjack seeks to partner with visionary entrepreneurs and talented management teams to build high performing and innovative companies that create enduring value.

In connection with this offering, we intend to enter into a nomination and information agreement with Amberjack Capital Partners and the Amberjack Funds. Under the nomination and information agreement, Amberjack Capital Partners will have the right to nominate and designate (and, subject to applicable law and the fiduciary duties of our board of directors where board action is required, as applicable, we will be required to support the election of): (i) four individuals to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns more than 50% of our outstanding shares of common stock; (ii) three individuals to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 50% or less but more than 40% of our outstanding shares of common stock; (iii) two individuals to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 40% or less but more than 25% of our outstanding shares of common stock; and (iv) one individual to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 25% or less but more than 10% of our outstanding shares of common stock. If the size of the board of directors increases, the number of individuals Amberjack Capital Partners is entitled to nominate and designate shall automatically be increased to a number of individuals that would provide Amberjack Capital Partners the same proportionate amount of designees, relative to the increased board size, rounded up to the nearest whole number of individuals. See “Certain Relationships and Related Party Transactions—Nomination and Information Agreement.”

Upon completion of this offering, Amberjack Capital Partners will beneficially own approximately         % of our common stock, representing approximately          % of the voting power of the Company.

Summary of Risk Factors

Investing in our common stock involves risks. You should carefully read the section of this prospectus entitled “Risk Factors” and the other information in this prospectus for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategies or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment.

Risks Related to Our Business

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Our business and financial performance depends primarily upon the general level of activity in the oil and natural gas industry, including the number of drilling rigs in operation, the number of oil and natural gas wells being drilled, the volume of production, the number of well completions and the level of well remediation activity and the corresponding capital expenditures by oil and natural gas companies within North America, the Middle East, Latin America and Europe, among other global markets. A decline in prices for oil and natural gas may have an adverse effect on our revenue, cash flows, profitability and growth.

•	The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.

•	We are subject to risks relating to existing international operations and expansion into new geographical markets.

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We must comply with export and import controls, economic sanctions and embargoes, and other international trade laws and regulations and any failure to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, financial condition and results of operations.

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Our operations outside the United States must comply with a number of U.S. and international regulations, violations of which could have a material adverse effect on our business, results of operations, and financial condition.

•	The scope of our international operations subjects us to risks from currency fluctuations that could adversely affect our liquidity, financial position and results of operations.

•	Policy changes affecting international trade could adversely impact the demand for our products and our competitive position.

•	Our business, financial condition and results of operations may be affected by economic sanctions and export controls, including those targeting Russia.

•	Changes in U.S. and international tax rules and regulations, or interpretations thereof, may materially and adversely affect our cash flows, results of operations and financial condition.

•	We face significant competition that may cause us to lose market share.

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Our business depends upon our ability to obtain specialized equipment, parts and key raw materials from third-party suppliers, and we may be vulnerable to delayed deliveries and future price increases.

•	We are subject to the risk of supplier concentration for certain product lines.

•	We could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if we are unable to obtain raw materials.

•	We are exposed to counterparty credit risk. Nonpayment and nonperformance by our customers, suppliers or vendors could adversely impact our operations, cash flows and financial condition.

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Growth in drilling and completion activity, and our ability to benefit from such growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the regions in which we operate.

•	Equipment failures or production curtailments or shutdowns at our manufacturing and production facilities could adversely affect our manufacturing capability.

•	We rely on a few key employees whose absence or loss could adversely affect our business.

•	If we are unable to employ a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.

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A negative shift in investor sentiment of the oil and natural gas industry has had and could in the future have adverse effects on our customers’ operations, our business and on our access to investors and financing.

•	Our ability to access capital and credit markets or borrow on affordable terms to obtain additional capital could be limited.

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The growth of our business through recently completed acquisitions and potential future acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

•	Inflation could adversely impact our ability to control costs, including operating expenses and capital costs.

•	Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect our financial performance.

•	Our indebtedness and liquidity needs could restrict our operations and make us more vulnerable to adverse economic conditions.

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Restrictions in our debt agreements and any future financing agreements may limit our ability to finance future operations, meet capital needs or capitalize on potential acquisitions and other business opportunities.

•	An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency.

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Our operations and our customers’ operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which we or our customers may not be adequately insured and which could cause us to lose customers and substantial revenue.

•	A terrorist attack or armed conflict could harm our business.

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We design, manufacture, sell, rent and install products that are used in oil and natural gas exploration, development and production activities, which may subject us to liability, including claims for personal injury, property damage, environmental contamination and other regulatory fines and penalties should such equipment fail to perform to specifications.

•	Oilfield anti-indemnity provisions enacted by many U.S. states may restrict or prohibit a party’s indemnification of us.

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We do not carry insurance against all potential risks and losses, and our insurance might be inadequate to cover all of our losses or liabilities or may not be available on commercially reasonable terms.

•	Seasonal weather conditions, natural disasters, public health crises, and other catastrophic events outside of our control could severely disrupt normal operations and harm our business.

•	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

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We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future, or otherwise fail to maintain effective internal control over financial reporting, which could result in a restatement of our financial statements or cause us to fail to meet our reporting obligations.

Risks Related to Environmental and Regulatory Matters

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Our operations and the operations of our customers are subject to environmental, health and safety laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on our results of operations, financial position or cash flows.

•	Our operations, and those of our customers, are subject to a series of risks arising from climate change.

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Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews and investment practices for such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on our results of operations and business.

•	Conservation measures, commercial development and technological advances could reduce demand for oil and natural gas and our products.

•	Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct completion activities.

Risks Related to Technology Advancement

•	New technology may cause us to become less competitive.

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To compete in our industry, we must continue to develop new technologies and products to support our operations, secure and maintain patents related to our current and new technologies and products and protect and enforce our intellectual property rights.

•	If we are unable to obtain patents, licenses and other intellectual property rights covering our products, our operating results may be adversely affected.

•	Technology disputes could negatively impact our operations or increase our costs.

•	Our failure to protect our proprietary information and any successful intellectual property challenges against us could materially and adversely affect our competitive position.

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We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

•	We may be adversely affected by disputes regarding intellectual property rights of third parties.

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If we are not able to design, develop, and produce commercially competitive products, our business and consolidated results of operations and the value of our intellectual property could be materially and adversely affected.

•	We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

•	We have experienced information technology (“IT”) system disruptions and cyberattacks in the past, and a failure of our IT infrastructure and cyberattacks could adversely impact us in the future.

Risks Related to this Offering and Our Common Stock

•	Amberjack Capital Partners has the ability to direct the voting of a majority of our voting stock, and its interests may conflict with those of our other stockholders.

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The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), may strain our resources, increase our costs, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•

There is no existing market for our common stock. The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may fluctuate significantly, and you could lose all or part of your investment.

•	A significant reduction by the Amberjack Funds of their ownership interests in us could adversely affect us.

•

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of the Company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

•

Amberjack Capital Partners is not limited in its ability to compete with us. Pursuant to the terms of our amended and restated certificate of incorporation, Amberjack Capital Partners and its affiliates are not required to offer corporate opportunities to us, and our directors and officers may be permitted to offer certain corporate opportunities to Amberjack Capital Partners or its affiliates before us.

•

Our amended and restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us, our directors, officers or employees.

•	Investors in this offering will experience immediate and substantial dilution of $ per share.

•	We have discretion in the use of the net proceeds from this offering and may not use them effectively.

•

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

•	The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

•

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

•	We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

•

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidation distributions, may adversely affect the market price of our common stock.

•	We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

•

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies, which may make our common stock less attractive to investors.

•	If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 19120 Kenswick Drive, Humble, Texas 77338, and our telephone number is (346) 398-0000. Following the closing of this offering, our website will be located at www.innovex-inc.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (“SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•

in contrast to our Exchange Act reports after we are public, the presentation in this prospectus includes only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

•	reduced disclosure about executive compensation arrangements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have equal to or more than $1.235 billion in annual revenue, (iii) the date on which we issue more than $1 billion of non-convertible debt over a three-year period or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Exchange Act.

Controlled Company Status

Because Amberjack Capital Partners will initially beneficially own                 shares of common stock, representing approximately                 % of the voting power of the Company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of the NYSE. A controlled company is not required to have a majority of independent directors or to maintain an independent compensation or nominating and governance committee. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have three independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and nominating and governance committee composed of independent directors, subject to a permitted “phase-in” period. See “Management—Status as a Controlled Company.”

THE OFFERING

Issuer	Innovex Downhole Solutions, Inc.

Common Stock Offered by Us	shares.

Option to Purchase Additional Shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of additional shares of our common stock to the extent the underwriters sell more than shares of common stock in this offering.

Common Stock Outstanding after this Offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).(1)

Use of Proceeds	We expect to receive approximately $ million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $ million.

We intend to use $ million of such net proceeds to fully repay borrowings under the Revolver (as defined herein), without a permanent reduction of the commitments thereunder, and any remaining amounts for general corporate purposes. See “Use of Proceeds.”

Dividend Policy	We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to finance the growth and development of our business. However, subject to our future liquidity and capitalization, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant, we may change this policy and choose to pay dividends. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends. See “Dividend Policy.”

Directed Share Program	At our request, the underwriters have reserved up to % of the common stock being offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees and business associates. The sales will be made by J.P. Morgan Securities LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See “Underwriting—Directed Share Program.”

Listing and Trading Symbol	We have applied to list our common stock on the NYSE under the symbol “INVX.”

Risk Factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

(1)

The number of shares of our common stock that will be outstanding after this offering excludes (i) an aggregate of                  shares of common stock reserved and available for future issuance under our 2024 Long-Term Incentive Plan to be adopted in connection with this offering (see “Executive Compensation—Equity Incentive Plans—2024 Long-Term Incentive Plan”), (ii) shares issuable upon exercise of outstanding options at a weighted average exercise price of $         per share as of December 31, 2023; and (iii) restricted stock units (“RSUs”) representing 156,609 shares of our common stock outstanding as of December 31, 2023.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents our summary historical consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2022 and 2021 is derived from the audited financial statements appearing elsewhere in this prospectus. The summary historical consolidated interim financial data as of September 30, 2023 and 2022, and for the nine months ended September 30, 2023 and 2022, are derived from the unaudited consolidated interim financial statements appearing elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

The summary historical consolidated and combined financial data presented below should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes and other financial data included elsewhere in this prospectus. Among other things, the historical statements include more detailed information regarding the basis of presentation for the information in the following table.

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share amounts)	2023	2022	2022	2021
Consolidated Statements of Operations Data:
Revenues	$422,349	$339,195	$467,189	$294,841
Cost of sales, exclusive of depreciation and amortization	275,629	224,641	310,036	207,445
Selling, general and administrative expenses	56,093	45,073	62,133	55,584
Depreciation	10,555	8,462	12,074	12,418
Amortization	6,021	4,387	6,394	5,317

Total costs and expenses	348,298	282,563	390,637	280,764

Income from operations	74,051	56,632	76,552	14,077
Interest expense, net	4,714	2,352	4,034	2,155
Other (income) expense, net	(27)	(605)	(411)	(1,773)
Equity method earnings	1,515	—	—	—
Income before income taxes	70,879	54,885	72,929	13,695
Income tax expense	15,401	6,106	9,651	3,842

Net income	$55,478	$48,779	$63,278	$9,853
Net Income % Revenue	13%	14%	14%	3%
Foreign currency translation adjustment	(304)	(5,806)	463	(349)

Comprehensive income	55,174	42,973	$63,741	$9,504

Earnings per Common Share:
Basic	$3.61	$3.23	$4.17	$0.68
Diluted	$3.49	$3.14	$4.05	$0.68
Weighted-Average Common Shares Outstanding:
Basic	15,368,503	15,110,581	15,175,591	14,589,591
Diluted	15,902,708	15,530,513	15,624,128	14,589,591
Consolidated Balance Sheet Data:
Cash and restricted cash	$8,307	$10,250	$8,416	$9,736
Property and equipment, net	$52,391	$44,354	$46,040	$37,468
Total assets	$486,980	$421,728	$436,286	$284,895
Long-term debt and finance lease obligations	$48,998	$82,096	$80,923	$33,421
Total stockholders’ equity	$307,946	$232,950	$251,280	$180,551

	Nine Months Ended September 30,		Year Ended December 31,
(in thousands, except per share amounts)	2023	2022	2022	2021
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$54,479	$(11,017)	$(5,811)	$(2,025)
Net cash used in investing activities	$(31,607)	$(32,138)	$(37,522)	$(22,064)
Net cash provided by (used in) financing activities	$(23,032)	$43,897	$42,285	$10,052
Other Data(1):
Adjusted EBITDA	$99,431	$75,142	$102,105	$41,037
Adjusted EBITDA Margin	24%	22%	22%	14%
Total Debt to Net income	1.3x	1.8x	1.4x	4.0x
Total Debt to Adjusted EBITDA	—	—	0.9x	1.0x
Annualized Total Debt to Adjusted EBITDA(2)	0.5x	0.9x	—	—
Free Cash Flow	$40,134	$(14,496)	$(15,386)	$(8,468)
ROCE	—	—	24%	6%
Annualized ROCE(3)	22%	25%	—	—
(1)

For definitions of Adjusted EBITDA, Adjusted EBITDA Margin, Total Debt to Adjusted EBITDA, Free Cash Flow and ROCE and reconciliations to their most directly comparable financial measure calculated and presented in accordance with GAAP, please see “—Non-GAAP Financial Measures.”

(2)

Annualized Total Debt to Adjusted EBITDA for the nine months ended September 30, 2023 and September 30, 2022 is calculated as Total Ending Debt for the periods presented divided by annualized Adjusted EBITDA (Adjusted EBITDA for the nine month period presented multiplied by four and divided by three).

(3)

Annualized ROCE for the nine months ended September 30, 2023 and September 30, 2022 is calculated as annualized operating profit, after tax (operating profit, after tax for the nine month period presented multiplied by four and divided by three) divided by the average capital employed for the nine month period presented.

Non-GAAP Financial Measures

Adjusted EBITDA, Adjusted EBITDA Margin, Total Debt to Adjusted EBITDA, Free Cash Flow and ROCE are non-GAAP financial measures and should not be considered as substitutes for or alternatives to net income, net loss, operating loss, net cash provided by operating activities or any other measure derived in accordance with GAAP. Our computation of Adjusted EBITDA, Adjusted EBITDA Margin, Total Debt to Adjusted EBITDA, Free Cash Flow and ROCE may differ from computations of similarly titled measures of other companies. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure, please see below.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA is useful to investors as a supplemental measure to evaluate our overall operating performance. Management uses Adjusted EBITDA to assess the profitability of our business operations and to compare our operating performance to our competitors. We believe that Adjusted EBITDA is an important measure that allows management, investors and other external users of our financial statements to assess the operating performance of our business without regard to the impact of financing methods and capital structure and while excluding costs that management believes do not reflect our ongoing operating performance.

We track Adjusted EBITDA on an absolute dollar basis and as a percentage of revenue, which we refer to as Adjusted EBITDA Margin. We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which we believe are not reflective of our ongoing performance or which are non-cash in nature.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) and net income (loss) as a percentage of revenue to Adjusted EBITDA and Adjusted EBITDA Margin, respectively, for each of the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Revenue	$422,349	$339,195	$83,154	25%	$467,189	$294,841	$172,348	58%
Net income	55,478	48,779	6,699	14%	63,278	9,853	53,425	542%
Interest expense, net	4,714	2,352	2,362	100%	4,034	2,155	1,879	87%
Income tax expense	15,401	6,106	9,295	152%	9,651	3,842	5,809	151%
Depreciation and amortization	16,576	12,849	3,727	29%	18,468	17,735	733	4%

EBITDA	$92,169	$70,086	$22,083	32%	$95,431	$33,585	$61,846	184%

Other non-operating (income) expense, net(1)	(27)	(605)	578	96%	(411)	(1,773)	1,362	77%
Equity method investment adjustment(2)	1,495	—	1,495	—	—	—	—	—
Stock based compensation	1,492	719	773	108%	907	703	204	29%
IPO preparation expenses(3)	2,052	1,403	649	46%	2,274	—	2,274	—
Transaction related expenses(4)	1,062	461	601	130%	461	3,975	(3,514)	(88)%
Acquisition integration expenses(5)	1,188	3,078	(1,890)	(61)%	3,443	4,547	(1,104)	(24)%

Adjusted EBITDA	$99,431	$75,142	$24,289	32%	$102,105	$41,037	$61,068	149%

Net Income % Revenue	13%	14%	—	(9)%	14%	3%	—	305%

Adjusted EBITDA Margin	24%	22%	—	6%	22%	14%	—	57%

(1)	Primarily represents foreign currency exchange gain/loss, gain/loss related to disposal of assets and other non-operating items.
(2)

Reflects the elimination of our percentage of interest expense, depreciation, amortization and other non-recurring expenses included within Equity method earnings relating to our unconsolidated investment in DWS.

(3)	Reflects legal, consulting and accounting fees and expenses related to IPO preparation.
(4)

For the nine months ended September 30, 2023, transaction related expenses of $1.1 million consist of legal and accounting advisory fees associated with the acquisition of our interest in DWS. For both the nine months ended September 30, 2022 and the twelve months ended December 31, 2022, transaction related expenses of $0.5 million consist of legal and accounting advisory fees associated with the Pride acquisition. For the twelve months ended December 31, 2021, transaction related expenses of $4.0 million associated with the Rubicon acquisition consist of $2.1 million of legal and accounting advisory fees, as well as $1.9 million of non-cash expenses related to purchase price accounting adjustment. These transaction expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

(5)

For the nine months ended September 30, 2023, acquisition integration expenses were $1.2 million, primarily consisting of facility shutdown and integration costs for Rubicon facilities after the acquisition. For the nine months ended September 30, 2022, acquisition integration expenses were $3.1 million, primarily consisting of $1.0 million in facility shutdown and integration cost for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2022, acquisition integration expenses were $3.4 million, primarily consisting of $1.3 million in facility shutdown and integration costs for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2021, acquisition integration expenses were $4.5 million directly related to the Rubicon acquisition, primarily consisting of $2.2 million of severance costs, $0.9 million of litigation fees and $0.9 million of IT system integration fees. These acquisition integration expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

Total Debt to Adjusted EBITDA

The Company monitors its operating performance in the context of targeted financial leverage by comparing Total Debt to Adjusted EBITDA, which is a financial ratio that provides insights into the magnitude of our debt and debt capacity against Adjusted EBITDA, which is used as an operating performance measure. We define Total Debt to Adjusted EBITDA as the ratio of Total Debt (defined as the sum of long-term debt and finance lease obligations plus the current portion of long-term debt and finance lease obligations as presented in our Consolidated Balance Sheets) to Adjusted EBITDA (as defined above). We believe that Total Debt to Adjusted EBITDA provides valuable insight to investors and analysts in evaluating our operating performance in the context of targeted financial leverage, which is also monitored in the same manner by Company management. Further, the presentation of this measure helps investors and analysts compare our performance to other companies in our industry. For the nine months ended September 30, 2023 and 2022, we have annualized Total Debt to Adjusted EBITDA to allow for a greater degree of comparability with the Total Debt to Adjusted EBITDA metric, which is a ratio-based calculation, for the years ended December 31, 2022 and 2021.

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to Total Debt to Adjusted EBITDA for each of the periods indicated:

	Nine Months Ended September 30,					Year Ended December 31,
	2023	2022	$ Change		% Change	2022	2021	$ Change		% Change
(in thousands)
Net income	$55,478	$48,779	$6,699		14%	$63,278	$9,853	$53,425		542%
Interest expense, net	4,714	2,352	2,362		100%	4,034	2,155	1,879		87%
Income tax expense	15,401	6,106	9,295		152%	9,651	3,842	5,809		151%
Depreciation and amortization	16,576	12,849	3,727		29%	18,468	17,735	733		4%

EBITDA	$92,169	$70,086	$22,083		32%	$95,431	$33,585	$61,846		184%

Other non-operating (income) expense, net(1)	(27)	(605)	578		96%	(411)	(1,773)	1,362		77%
Equity method investment adjustment(2)	1,495	—	1,495		—	—	—	—		—
Stock Based Compensation	1,492	719	773		108%	907	703	204		29%
IPO Preparation Expenses(3)	2,052	1,403	649		46%	2,274	—	2,274		—
Transaction Related Expense(4)	1,062	461	601		130%	461	3,975	(3,514)		(88)%
Acquisition Integration Expenses(5)	1,188	3,078	(1,890)		(61)%	3,443	4,547	(1,104)		(24)%

Adjusted EBITDA	$99,431	$75,142	$24,289		32%	$102,105	$41,037	$61,068		149%

Total Debt	69,997	88,492	(18,495)		(21)%	89,119	39,216	49,903		127%

Total Debt to Net income	1.3x	1.8x	(0.6x	)	(30)%	1.4x	4.0x	(2.6x	)	(65)%

Total Debt to Adjusted EBITDA	—	—	—		—	0.9x	1.0x	(0.1x	)	(9)%

Annualized Total Debt to Adjusted EBTIDA(6)	0.5x	0.9x	(0.4x	)	(40)%	—	—	—		—

(1)	Primarily represents foreign currency exchange gain/loss, gain/loss related to disposal of assets and other non-operating items.
(2)

Reflects the elimination of our percentage of interest expense, depreciation, amortization and other non-recurring expenses included within Equity method earnings relating to our unconsolidated investment in DWS.

(3)	Reflects legal, consulting and accounting fees and expenses related to IPO preparation.
(4)

For the nine months ended September 30, 2023, transaction related expenses of $1.1 million consist of legal and accounting advisory fees associated with the acquisition of our interest in DWS. For both the nine months ended September 30, 2022 and the twelve months ended December 31, 2022, transaction related expenses of $0.5 million consist of legal and accounting advisory fees associated with the Pride acquisition. For the twelve months ended December 31, 2021, transaction related expenses of $4.0 million associated with the Rubicon acquisition consist of $2.1 million of legal and accounting advisory fees, as well as $1.9 million of non-cash expenses related to purchase price accounting adjustment. These transaction expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

(5)

For the nine months ended September 30, 2023, acquisition integration expenses were $1.2 million, primarily consisting of facility shutdown and integration costs for Rubicon facilities after the acquisition. For the nine months ended September 30, 2022, acquisition integration expenses were $3.1 million, primarily consisting of $1.0 million in facility shutdown and integration cost for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2022, acquisition integration expenses were $3.4 million, primarily consisting of $1.3 million in facility shutdown and integration costs for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2021, acquisition integration expenses were $4.5 million directly related to the Rubicon acquisition, primarily consisting of $2.2 million of severance costs, $0.9 million of litigation fees and $0.9 million of IT system integration fees. These acquisition integration expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

(6)

Annualized Total Debt to Adjusted EBITDA for the nine months ended September 30, 2023 and September 30, 2022 is calculated as Total Ending Debt for the periods presented divided by annualized Adjusted EBITDA (Adjusted EBITDA for the nine month period presented multiplied by four and divided by three).

ROCE

We utilize ROCE to assess the effectiveness of our capital allocation over time and to compare our capital efficiency to our competitors. We define ROCE as operating profit, after tax divided by average capital employed. Capital employed is defined as the combined values of debt and stockholders’ equity. We believe ROCE is useful as a supplemental measure to investors to assess the Company’s capital efficiency and to make comparisons to other companies in our industry.

For the nine months ended September 30, 2023 and 2022, we have annualized ROCE to allow for a greater degree of comparability with the ROCE metric, which is a percentage calculation, for the years ended December 31, 2022 and 2021.

The following table presents a reconciliation of the GAAP financial measure of operating profit to ROCE for each of the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Income from operations	$74,051	$56,632	$17,419	31%	$76,552	$14,077	$62,475	444%
Income tax expense	15,401	6,106	9,295	152%	9,651	3,842	5,809	151%

Operating profit, after tax	$58,650	$50,526	$8,124	16%	$66,901	$10,235	$56,666	554%

Beginning debt	89,119	39,216	49,903	127%	39,216	25,576	13,640	53%
Beginning equity	251,280	180,551	70,729	39%	180,551	90,730	89,821	99%
Ending debt	69,997	88,492	(18,495)	(21)%	89,119	39,216	49,903	127%
Ending equity	307,946	232,950	74,996	32%	251,280	180,551	70,729	39%

Average capital employed	$359,171	$270,605	$88,566	33%	$280,083	$168,037	$112,046	67%

ROCE	—	—	—	—	24%	6%	—	292%
Annualized ROCE(1)	22%	25%	—	(13)%	—	—	—	—

(1)

Annualized ROCE for the nine months ended September 30, 2023 and September 30, 2022 is calculated as annualized operating profit, after tax (operating profit, after tax for the nine month period presented multiplied by four and divided by three) divided by the average capital employed for the nine month period presented.

Free Cash Flow

We also utilize Free Cash Flow to evaluate the cash generated by our operations and results of operations. We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, as presented in our Consolidated Statements of Cash Flows. The amount included in “purchase of property and equipment” in our Consolidated Financial Statements is equivalent to capital expenditures. Management believes Free Cash Flow is useful because it provides information to investors regarding the cash that was available in the period that was in excess of our needs to fund our capital expenditures. We track Free Cash Flow both on an absolute dollar basis and as a percentage of revenue. Free Cash Flow does not represent our residual cash flow available for discretionary expenditures, as we have non-discretionary expenditures, including, but not limited to, principal payments required under the terms of our Credit Facility (as defined herein), that are not deducted in calculating Free Cash Flow.

The following table presents a reconciliation of the GAAP financial measure of net cash (used in) operating activities to Free Cash Flow for each of the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Net cash provided by (used in) operating activities	$54,479	$(11,017)	$65,496	594%	$(5,811)	$(2,025)	$(3,786)	(187)%
Purchase of property and equipment	(14,345)	(3,479)	(10,866)	(312)%	(9,575)	(6,443)	(3,132)	(49)%

Free Cash Flow	$40,134	$(14,496)	$54,630	377%	$(15,386)	$(8,468)	$(6,918)	(82)%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “may,” “could,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•

uncertainty regarding the timing, pace and extent of an economic recovery in the United States and elsewhere, which, in turn, will likely affect demand for crude oil and natural gas and therefore the demand for our products and services;

•	the level of production of crude oil, natural gas and other hydrocarbons and the resultant market prices of crude oil, natural gas, natural gas liquids and other hydrocarbons;

•

the severity and duration of world health events, including the novel coronavirus (“COVID-19”) pandemic, related economic repercussions and the resulting severe disruption in the oil and natural gas industry and negative impact on demand for oil and natural gas, which has and may continue to negatively impact our business;

•	a further decline or future decline in domestic spending by the onshore oil and natural gas industry;

•

actions by members of the Organization of Petroleum Exporting Countries, Russia and other oil-producing countries (“OPEC+”) with respect to oil production levels and announcements of potential changes in such levels;

•

the political environment in oil and natural gas producing regions, including uncertainty or instability resulting from civil disorder, terrorism or war, such as the Russia-Ukraine war and conflicts in the Israel-Gaza region and continued hostilities in the Middle East, which may negatively impact our operating results;

•	changes in general economic and geopolitical conditions;

•	competitive conditions in our industry;

•	changes in the long-term supply of and demand for oil and natural gas;

•	actions taken by our customers, competitors and third-party operators;

•	our ability to obtain permits, approvals and authorizations from governmental and third parties, and the effects of or changes to U.S. government regulation;

•	changes in the availability and cost of capital;

•	our ability to successfully implement our business plan;

•	large or multiple customer defaults, including defaults resulting from actual or potential insolvencies;

•	the effects of consolidation on our customers or competitors;

•	the price and availability of debt and equity financing (including changes in interest rates);

•	our ability to complete growth projects on time and on budget;

•	our ability to integrate and realize the benefits expected from recently completed acquisitions and potential future acquisitions, including any related synergies;

•

introduction of new drilling or completion techniques, or services using new technologies subject to patent or other intellectual property protections and the availability and enforceability of such intellectual property protections;

•	operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond our control;

•	acts of terrorism, war or political or civil unrest in the United States or elsewhere;

•	loss or corruption of our information or a cyberattack on our computer systems;

•	the price and availability of alternative fuels and energy sources;

•

federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as exploration and production activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing fluids;

•	the effects of existing and future laws and governmental regulations (or the interpretation thereof) on us and our customers;

•	the effects of inflation;

•	supply chain disruptions;

•	the effects of future litigation; and

•	other factors discussed in this prospectus.

Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. These risk factors do not identify all risks that we face. Our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present material risks to our operations.

Risks Related to Our Business

Our business and financial performance depends primarily upon the general level of activity in the oil and natural gas industry, including the number of drilling rigs in operation, the number of oil and natural gas wells being drilled, the volume of production, the number of well completions and the level of well remediation activity and the corresponding capital expenditures by oil and natural gas companies within North America, the Middle East, Latin America and Europe, among other global markets. A decline in prices for oil and natural gas may have an adverse effect on our revenue, cash flows, profitability and growth.

Demand for most of our products and services depends primarily on the level of activity in the oil and natural gas industry in North America, the Middle East, Latin America and Europe, among other global markets. As a result, our operations are dependent on the levels of activity and capital spending in oil and natural gas exploration, development and production. A prolonged reduction in oil and natural gas prices would generally depress the level of oil and natural gas exploration, development, production, and well completion activity and would result in a corresponding decline in the demand for the products and services that we provide. The significant decline in oil and natural gas prices that occurred in 2020 caused a reduction in our customers’ spending and associated drilling and completion activities, which had an adverse effect on our revenue. While oil and natural gas prices have since increased, should prices again decline, similar declines in our customers’ spending would have an adverse effect on our revenue. In addition, a worsening of these conditions may result in a material adverse impact on certain of our customers’ liquidity and financial position resulting in further spending reductions, delays in the collection of amounts owing to us and other similar impacts.

Many factors over which we have no control affect the supply of and demand for, and our customers’ willingness to explore, develop and produce oil and natural gas, and therefore, influence the volumes we can sell and the prices we can charge for our products and services, including:

•	the global supply of, and demand for, oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the level of global oil and natural gas exploration and production;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the supply of and demand for our products and services;

•	global or national health concerns, including health epidemics such as the COVID-19 pandemic;

•	the expected decline rates of current production;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	the price and quantity of foreign imports;

•	political and economic conditions in oil and natural gas producing countries and regions, including the United States, the Middle East, Africa, Europe, Latin America and Russia;

•	actions by the members of OPEC+ and other oil-producing countries with respect to oil production levels and announcements of potential changes in such levels;

•	speculative trading in crude oil and natural gas derivative contracts;

•	the level of consumer product demand;

•	the discovery rates of new oil and natural gas reserves;

•	contractions in the credit market;

•	the strength or weakness of the U.S. dollar;

•	available pipeline and other transportation capacity;

•	the levels of oil and natural gas storage;

•	the proximity and capacity of oil and natural gas pipelines and other transportation facilities;

•	adverse weather conditions and other natural disasters;

•	U.S. and non-U.S. tax policy;

•	U.S. and non-U.S. governmental approvals and regulatory requirements and conditions;

•	the continued threat of terrorism and the impact of military and other action, including military action in the Middle East and the Russia-Ukraine war;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels and energy sources;

•	uncertainty in commodities markets and the ability of oil and natural gas producers to raise equity capital and debt financing;

•	acquisition and divestiture activity among oil and natural gas producers;

•	cyclical/seasonal business and dependence upon spending of our customers;

•	competition among oilfield service and equipment providers;

•	changes in transportation regulations that result in increased costs or administrative burdens; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. A decline in oil and natural gas prices may have a material adverse effect on our business, results of operations and financial condition.

The cyclical nature of the oil and natural gas industry may cause our operating results to fluctuate.

We derive our revenues from companies in the oil and natural gas exploration and production and oilfield services industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. We have experienced, and may in the future experience, significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry during 2015, 2016 and recently in 2020, combined with adverse changes in the capital and credit markets, caused many exploration and production companies to reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and products and adversely impacted the volume of products and services oilfield services companies could sell, and the prices oilfield services companies could charge for their products and services. In addition, a majority of the revenue we earn is based upon product sales at market pricing. By selling our products at market pricing, we are exposed to the risks of a rapid reduction in prices and resulting volatility in our revenues.

We are subject to risks relating to existing international operations and expansion into new geographical markets.

We continue to focus on expanding sales globally as part of our overall growth strategy and expect sales from outside the United States to continue to represent a significant and growing portion of our revenue. Our international operations and global expansion strategy are subject to general risks related to such operations, including:

•	political, social and economic instability and disruptions;

•	export controls, economic sanctions, embargoes, import controls, duties and tariffs, and other trade restrictions;

•	the imposition of duties and tariffs and other trade barriers;

•	limitations on ownership and on repatriation or dividend of earnings;

•	transportation delays and interruptions;

•	labor unrest and current and changing regulatory environments;

•	increased compliance costs, including costs associated with disclosure requirements and related due diligence;

•	difficulties in staffing and managing multi-national operations;

•	limitations on our ability to enforce legal rights and remedies;

•	access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks; and

•	fluctuations in foreign currency exchange rates.

If we are unable to successfully manage the risks associated with expanding our global business or adequately manage operational risks of our existing international operations, these risks could have a material adverse effect on our growth strategy into new geographical markets, our reputation, our business, results of operations, financial condition and cash flows.

We often sell and rent products to IOCs and NOCs. Many IOCs and NOCs require products to undergo extensive registration and qualification processes before such product can be purchased or rented. This process can take several years to complete. We will seek to undergo these registration and qualification processes for our current and future products, and there is no guarantee our products will successfully complete these processes, or if they do, that such IOCs or NOCs will purchase or rent such products in the future.

We must comply with export and import controls, economic sanctions and embargoes, and other international trade laws and regulations and any failure to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, financial condition and results of operations.

We conduct business globally, and our business activities and services are subject to import and export control laws and regulations, as well as economic sanctions and other international trade laws of the United States and other countries. We must comply with U.S. export and import controls, economic sanctions, embargoes and other international trade laws, including the U.S. Commerce Department’s Export Administration Regulations and economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State. Although we have instituted policies and procedures designed to promote compliance with such laws and regulations, violations of import or export control laws and regulations or economic sanctions, embargoes or other international trade laws could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations or licenses needed to conduct aspects of our business, default under debt, reputational harm and other adverse consequences. Moreover, if any of our counterparties or jurisdictions where we do business becomes the target of economic sanctions, we may face an array of issues, including, but not limited to, having to abandon the related project, being unable to recoup prior invested time and capital or being subject to lawsuits, investigations or regulatory proceedings that could be time consuming and expensive to respond to, and which could lead to criminal or civil fines or penalties. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations can cause delays in shipments and unscheduled operational downtime.

Our operations outside the United States must comply with a number of U.S. and international regulations, violations of which could have a material adverse effect on our business, results of operations, and financial condition.

Our operations outside the United States must comply with a number of U.S. and international regulations. For example, our operations in countries outside the United States are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities create the risk of unauthorized payments or offers of payments by our employees or agents that could be in violation of anti-corruption laws, even though some of these parties are not subject to our control. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents to promote and achieve compliance with the FCPA and other similar laws. However, we cannot assure that our compliance policies, procedures and programs will always protect us from unlawful acts committed by our employees or agents. We are also subject to the risks that our employees and agents outside of the United States may fail to comply with other applicable laws. Violations of anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, results of operations and financial condition. In addition, any major violations could have a significant effect on our reputation and consequently on our ability to win future business and maintain existing customer and supplier relationships.

We are also required to comply with various complex U.S. and foreign tax laws, regulations and treaties. These laws, regulations and treaties can change frequently and significantly, and it is reasonable to expect changes in the future. If we fail to comply with any of these tax laws, regulations or treaties, we could be subject to, among other things, civil and criminal prosecution, fines, penalties and confiscation of our assets, which could disrupt our ability to provide our products and services to our customers. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The scope of our international operations subjects us to risks from currency fluctuations that could adversely affect our liquidity, financial position and results of operations.

Our non-U.S. operations generate significant revenues and earnings. Fluctuations in foreign currency exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of the products we provide in international markets where payment for our products is made in the local currency. We have significant operations in several key International and Offshore markets, including the Middle East, Latin America and Europe, among others, where we earned approximately 29% of our revenues in 2022. Although not all revenue is priced in local currency, our financial results are affected by currency fluctuations, and the impact of those currency fluctuations on the underlying economies. We generally do not use financial instruments that expose us to significant risk involving foreign currency transactions; however, the relative size of our non-U.S. activities has a significant impact on reported operating results and our net assets. Therefore, as exchange rates change, our results can be materially affected.

Also, we have a diverse supply chain that utilizes international vendors to provide certain services, including machining services, and source raw materials, component parts and finished products from countries other than that of the intended sale. This practice can give rise to foreign exchange risk.

Policy changes affecting international trade could adversely impact the demand for our products and our competitive position.

Changes in government policies on foreign trade and investment can affect the demand for our products and services, impact the competitive position of our products and services or prevent us from being able to sell products and services in certain countries. Our business benefits from free trade agreements, and efforts to withdraw from, or substantially modify such agreements, in addition to the implementation of more restrictive trade policies, such as more detailed inspections, higher tariffs, import or export licensing requirements, economic sanctions, anti-boycott laws, exchange controls or new barriers to entry, could have a material adverse effect on our results of operations, financial condition or cash flows. For example, we are experiencing increased tariffs on certain of our products and product components from China, and we are in the process of winding down the business of our Russian subsidiary following the imposition of economic sanctions and export controls by the U.S. and other governments and counter measures by Russia. However, these tariffs and other trade policies have not ultimately had a material adverse effect on our results due to, among other reasons, the implementation of various mitigation efforts in conjunction with our supply chain and end market partners.

Our business, financial condition and results of operations may be affected by economic sanctions and export controls, including those targeting Russia.

During 2014, the United States, the European Union and the United Kingdom and certain other countries imposed sanctions on certain sectors of the Russian economy, and on certain individuals and entities, and additional sanctions have been imposed since 2014, including with respect to the energy sector. In response to Russia’s military action in Ukraine in 2022, the United States, the European Union and the United Kingdom, among others, have imposed significant economic sanctions and export control measures on Russia and others supporting Russia’s military and political actions in Ukraine, including, blocking or “asset freezing” sanctions on designated entities and individuals; restrictions on the Russian energy and financial sectors; blocking economic activity in certain areas of

Ukraine not controlled by the Ukrainian government; prohibitions in relation to investment in Russia; prohibitions and restrictions relating to Russian origin oil and oil products; and export controls limiting the export of a wide range of goods and technical assistance to Russia. In response, Russia has implemented counter-sanctions, including restrictions on the divestment from Russian assets by foreign investors and restrictions on the payments of dividends and transfers of funds out of Russia by foreign investors. Existing and future economic sanctions, export controls, import controls and other measures, as well as the existing and potential further responses from Russia or other countries to such economic sanctions, and further tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations.

Changes in U.S. and international tax rules and regulations, or interpretations thereof, may materially and adversely affect our cash flows, results of operations and financial condition.

We are subject to income- and non-income-based taxes in the United States under federal, state and local jurisdictions and in the foreign jurisdictions in which we operate. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our tax liabilities could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction or our ownership or capital structure. For example, on August 16, 2022, the United States enacted the Inflation Reduction Act (“IRA”), which is highly complex, subject to interpretation, and contains significant changes to U.S. tax law. The U.S. Department of the Treasury and the Internal Revenue Service (“IRS”) are expected to release further regulations and interpretive guidance implementing the legislation contained in the IRA, but the details and timing of such regulations are subject to uncertainty at this time. It is possible that the enactment of changes in the U.S. corporate tax system, including in connection with the IRA, could have a material effect on our consolidated cash taxes in the future.

We face significant competition that may cause us to lose market share.

The oilfield services industry is highly competitive. The principal competitive factors impacting sales of our products are technology, service quality, safety track record and price. The market is also fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, as well as several large companies that possess substantially greater financial and other resources than we do. Our larger competitors’ greater resources could allow those competitors to compete more effectively than we can. For instance, our larger competitors may offer products at below-market prices or bundle ancillary products and services at no additional cost to our customers. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of products and services and have a stronger presence in more geographic markets.

Some jobs are awarded on a bid basis, which further increases competition based on price. Pricing is one of the primary factors in determining which qualified contractor is awarded a job. The competitive environment may be further intensified by mergers and acquisitions among oil and natural gas companies or other events that have the effect of reducing the number of available customers. If competition remains the same or increases as a result of future industry downturns, we may be required to lower our prices, which would adversely affect our results of operations. In the future, we may lose market share or be unable to maintain or increase prices for our present products or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. The amount of equipment available may exceed demand, which could result in active price competition.

In addition, competition among oilfield equipment providers is affected by each provider’s reputation for safety and quality. We cannot assure that we will be able to maintain our competitive position.

Our business depends upon our ability to obtain specialized equipment, parts and key raw materials from third-party suppliers, and we may be vulnerable to delayed deliveries and future price increases.

We purchase certain parts and raw materials, as well as specialized equipment from third-party suppliers and affiliates. At times during the commodity price cycle, there is a high demand for oilfield services and extended lead times to obtain raw materials needed to provide these services. Even if we have multiple suppliers of a particular raw material, there are occasionally shortages which lead to price increases. Any significant disruption in supply could affect our ability to obtain raw materials or satisfactory substitutes or could increase the cost of such raw materials or substitutes, which could have a material adverse effect on our liquidity, financial position and results of operations. Should our current suppliers be unable or unwilling to provide the necessary parts, raw materials or equipment or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of our products could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, future price increases for this type of parts, raw materials and equipment could negatively impact our ability to meet the current demands of our customers.

We are subject to the risk of supplier concentration for certain product lines.

Certain of our product lines, including frac plugs and well intervention tools, depend on a limited number of third-party suppliers and vendors, including for supplies of certain raw materials. As a result of this concentration in some of our supply chains, our business and operations could be negatively affected if our key suppliers were to experience significant disruptions affecting the price, quality, availability or timely delivery of their products. The partial or complete loss of any one of our key suppliers, or a significant adverse change in the relationship with any of these suppliers, through consolidation or otherwise, would limit our ability to manufacture or sell certain of our products, or require us to depend on costly alternatives, which may impact financial performance.

We could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if we are unable to obtain raw materials.

We purchase raw materials, sub-assemblies and components for use in manufacturing operations, which exposes us to volatility in prices for certain commodities. Significant price increases for these commodities could adversely affect our operating profits. Additionally, like others in our industry, in 2022 we faced, and continue to face considerable inflation in raw materials cost. In addition to general inflationary pressures relating to the global economy reopening, adverse weather may also result in raw materials supply chain disruptions, that can lead to short-term raw material cost inflation. International conflicts or other geopolitical events, such as the continuing Russia-Ukraine war, may also cause upward pressure on raw materials costs due to transportation disruptions, higher manufacturing costs, disruptions in supply chains and availability of raw materials, interruptions in manufacturing operation, and heightened inflation. While we will generally attempt to mitigate the impact of increased raw material prices by endeavoring to make strategic purchasing decisions, broadening our supplier base and passing along increased costs to customers, there may be a time delay between the increased raw material prices and the ability to increase the prices of our products. For example, one of our product families depends on alloying elements such as magnesium, with China providing the majority of the world supply. Prices for alloying elements like magnesium are subject to constant volatility and may increase significantly from time to time. The inability to obtain necessary raw materials on acceptable terms could affect our ability to meet customer commitments and satisfy demand for certain products. Public health threats, such as the COVID-19 pandemic, severe influenza and other highly communicable viruses or diseases, in addition to international conflicts or other geopolitical events or extreme weather events could limit access to vendors and their facilities, or the ability to transport raw materials from our vendors, which would adversely affect our ability to obtain necessary raw materials for certain of our products or increase the costs of such materials. A significant price increase in or the unavailability of raw materials may result in a loss of customers and adversely impact our business, results of operations, financial condition and cash flows, and could result in asset impairments, including an impairment of the carrying value of our goodwill.

We are exposed to counterparty credit risk. Nonpayment and nonperformance by our customers, suppliers or vendors could adversely impact our operations, cash flows and financial condition.

Weak economic conditions, volatility in the banking sector and/or widespread financial distress could reduce the liquidity of our customers, suppliers or vendors making it more difficult for them to meet their obligations to us. Severe financial problems encountered by our customers, suppliers and vendors could limit our ability to collect amounts owed to us or to enforce the performance of obligations owed to us under contractual arrangements and/or limit our ability to enter into future contractual arrangements with such customers, suppliers or vendors. In the event that any of our customers was to enter into bankruptcy, we could lose all or a portion of the amounts owed to us by such customer, and we may be forced to cancel all or a portion of our contracts with such customer at significant expense to us.

In addition, nonperformance by suppliers or vendors who have committed to provide us with critical products or services could raise our costs or interfere with our ability to successfully conduct our business. These factors, combined with volatile prices of oil and natural gas, may precipitate a continued economic slowdown and/or a recession.

Growth in drilling and completion activity, and our ability to benefit from such growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the regions in which we operate.

Growth in drilling and completion activity may be impacted by, among other things, the availability and cost of oil country tubular goods, pipeline capacity, and material and labor shortages. Should significant growth in activity occur there could be concerns over availability of the equipment, materials and labor required to drill and complete a well, together with the ability to move the produced oil and natural gas to market. Should significant constraints develop that materially impact the efficiency and economics of oil and natural gas producers, growth in drilling and completion activity could be adversely affected. This would have an adverse impact on the demand for our products, which could have a material adverse effect on our business, results of operations and cash flows.

Equipment failures or production curtailments or shutdowns at our manufacturing and production facilities could adversely affect our manufacturing capability.

Our manufacturing capacity is subject to equipment failures and the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. Our manufacturing processes depend on critical pieces of equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, which could require us to close part or all of the relevant manufacturing and production facility or cause us to reduce production on one or more of our product lines. Any interruption in manufacturing capability may require us to make significant and unanticipated capital expenditures to effect repairs, which could have a negative effect on our profitability and cash flows. We carry extra expense coverage; however, recoveries under insurance coverage that we currently maintain or may obtain in the future may not be sufficient to completely offset the lost revenues or increased costs resulting from a disruption of our operations. A sustained disruption to our business could also result in delays to or cancellations of customer orders and contractual penalties, which may also negatively impact our reputation among our customers. Any or all of these occurrences could have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. We depend on our current senior management for the implementation of our strategy and the supervision of our day-to-day activities. However, there can be no assurance that these individuals will continue to make their services available to us in the future. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our senior management team could disrupt our operations. The loss or diminution of the services of our senior management or an inability to attract and retain additional senior management personnel could have a material adverse effect on our business, financial condition, results of operations and prospects. Further, competition in our industry for personnel with relevant expertise is intense due to the relatively small number of qualified individuals, and this competition could affect our ability to retain our existing senior management and attract additional suitably qualified senior management personnel. As a result, the departure of key managers could have a material adverse effect on our business, financial condition, results of operations and prospects. We do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

If we are unable to employ a sufficient number of skilled and qualified workers, our capacity and profitability could be diminished and our growth potential could be impaired.

Many of our products are mechanically complex and often must perform in extremely challenging conditions. The design and delivery of our products requires skilled and qualified technical personnel with specialized skills and experience, and our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

A negative shift in investor sentiment of the oil and natural gas industry has had and could in the future have adverse effects on our customers’ operations, our business and on our access to investors and financing.

Certain segments of the investor community have developed negative sentiment towards investing in our industry. Equity returns over the last decade in the sector versus other industry sectors have led to lower oil and natural gas and related services representation in certain key equity market indices. Investors and lenders may factor historical returns into future investment and financing decisions. In addition, some investors, including investment advisors and certain sovereign wealth funds, pension funds, university endowments and family foundations, have stated policies to disinvest in the oil and natural gas sector based on their social and environmental considerations. Certain other stakeholders have also pressured commercial and investment banks and other lenders and investors to stop financing oil and natural gas production and related infrastructure projects, which adversely affects our customers. Such developments, including environmental activism and initiatives aimed at limiting climate change and reducing air pollution, could result in downward pressure on the stock prices of oilfield service companies, including ours. While a substantial number of banks and financing sources remain active in investments related to the oil and natural gas and oilfield services industries, it is possible that the investment avoidance or limitation theme could expand in the future and restrict access to capital for our customers and for companies like us.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to environmental, social and governance matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable environmental, social and governance ratings and recent activism directed at shifting funding away from companies with fossil fuel-related assets could lead to increased negative investor sentiment toward our customers and us and to the diversion of investment to other industries, which could have a negative impact on our business and both our and our customers’ access to and cost of capital. Also, institutional lenders may decide not to provide funding for fossil fuel energy companies based on climate change-related concerns, which could affect our or our customers’ access to capital for potential growth projects. Reputational value is based in large part on perceptions of subjective qualities, and even isolated incidents may erode trust and confidence and have adverse effects on our business and financial results, particularly if they result in adverse publicity or widespread reaction on social media.

Our ability to access capital and credit markets or borrow on affordable terms to obtain additional capital could be limited.

From time to time, we may need to access capital or credit markets to obtain financing. Our ability to access capital or credit markets for financing could be limited by oil and natural gas prices, our capital structure, our credit ratings, the state of the economy, the health or market perceptions of the oil and natural gas industry, the liquidity or instability of the capital markets, regional banks or other lending institutions and environmental, social and governance considerations and other factors. Many of the factors that affect our ability to access capital and credit markets are outside of our control. Among other things, our lenders may seek to increase interest rates, enact tighter lending standards, refuse to refinance existing debt at maturity at favorable terms or at all and may reduce or cease to provide funding to us. While we seek to diversify, and evaluate the risk exposure of, the financial institutions with which we do business, we cannot guarantee that any such institution will not be placed into receivership or otherwise be negatively impacted by the current volatility in the banking sector. No assurance can be given that we will be able to access capital or credit markets on terms acceptable to us when required to do so, which could have a material adverse impact on our business, financial condition and results of operations.

The growth of our business through recently completed acquisitions and potential future acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

We have pursued and intend to continue to pursue selected, accretive acquisitions of complementary assets and businesses. Acquisitions involve numerous risks, including:

•	unanticipated costs and exposure to liabilities assumed in connection with the acquired business or assets, including, but not limited to, environmental liabilities and title issues;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	complexities associated with managing a larger, more complex, integrated business;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

•	potential losses of key employees, customers and business partners of the acquired business;

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performance shortfalls at one or both of the companies as a result of the diversion of management’s attention from their day-to-day responsibilities caused by completing an acquisition and integrating an acquired business into the combined company;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties, and may require a significant amount of time and resources. We may experience difficulties in integrating a future acquired business’s operations into our business and in realizing expected benefits and synergies from a future acquisition. The integration process may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. If we are unable to successfully integrate the operations of future acquired businesses with our business, we may be unable to achieve consolidation savings and may incur unanticipated costs and liabilities.

Our failure to incorporate acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our business, liquidity position, financial condition, prospects and results of operations. Furthermore, competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete any additional acquisitions. Historically, we have financed our acquisitions primarily with funding from our equity investors, commercial borrowings and cash generated by operations, as well as equity consideration and debt financing arrangements. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition, and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing as needed or on satisfactory terms.

Our ability to continue to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Inflation could adversely impact our ability to control costs, including operating expenses and capital costs.

Although inflation has been relatively low in recent years, it rose significantly in the second half of 2021 and through 2022. In addition, global and industry-wide supply chain disruptions have resulted in shortages in labor, materials and services. Such shortages have resulted in inflationary cost increases for labor, materials and services and could continue to cause costs to increase, as well as a scarcity of certain products and raw materials. To the extent inflation remains elevated, we may experience further cost increases for our operations, as well as increased labor costs. We cannot predict any future trends in the rate of inflation, and a significant increase in inflation could negatively impact our business, financial condition and results of operations.

Disruptions in our supply chain for materials and components and the resulting increase in equipment and logistics costs could adversely affect our financial performance.

We are subject to risk from fluctuating manufacturing costs of our products based on surging consumer demand. Prices of these manufacturing costs, including the components and materials of our products, may be affected by supply restrictions or other market factors from time to time. We cannot predict whether the countries in which the components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions, including the likelihood, type or effect of any such restrictions. Trade restrictions, including embargoes, safeguards and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and our vendors, which could delay or adversely affect the scope of our projects under development or construction and adversely affect our business, financial condition or results of operations.

Our indebtedness and liquidity needs could restrict our operations and make us more vulnerable to adverse economic conditions.

Our existing and future indebtedness, whether incurred in connection with acquisitions, operations or otherwise, and limited access to liquidity may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	the covenants that are contained in the agreements governing our indebtedness could limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants could also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

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any failure to comply with the financial or other debt covenants, including covenants that impose requirements to maintain certain financial ratios, could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

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our level of debt could impair our ability to obtain additional financing, or obtain additional financing on favorable terms, in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

•	our business may not generate sufficient cash flow from operations to enable us to meet our obligations under our indebtedness.

Restrictions in our debt agreements and any future financing agreements may limit our ability to finance future operations, meet capital needs or capitalize on potential acquisitions and other business opportunities.

The operating and financial restrictions and covenants in existing and future debt agreements could restrict our ability to finance future operations, meet capital needs or expand or pursue our business activities. For example, our debt agreements will restrict or limit our ability to:

•	grant liens;

•	incur additional indebtedness;

•	engage in a merger, consolidation or dissolution;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of assets, businesses and operations;

•	substantially change the nature of our business as conducted at the closing of this offering; and

•	make acquisitions, capital expenditures or other investments and make dividends or repurchase our stock.

Furthermore, our debt agreements contain certain other operating and financial covenants, including the obligation to satisfy a certain fixed charge coverage ratio, a leverage ratio and a liquidity requirement. Our ability to comply with the covenants and restrictions contained in our debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our debt agreements, all or a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Our Credit Facility is secured by liens on substantially all of our assets and certain of our future subsidiaries and guarantees from certain of our future subsidiaries, and any acceleration of our debt obligations could result in a foreclosure on the collateral securing such debt. Our debt agreements also require us to make mandatory prepayments in certain circumstances, including a requirement to make a prepayment of the term loans with a certain percentage of our excess cash flow each year. This excess cash flow payment, and other future required prepayments, will reduce our cash available for investment in our business. Any subsequent replacement of our debt agreements or any new indebtedness could have similar or greater restrictions. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Agreement.”

An increase in interest rates would increase the cost of servicing our indebtedness and could reduce our profitability, decrease our liquidity and impact our solvency.

A number of our existing debt agreements provide for, and our future debt agreements may provide for, debt incurred thereunder to bear interest at variable rates. As a result, increases in interest rates could increase the cost of servicing such indebtedness and materially reduce our profitability and cash flows.

Our operations and our customers’ operations are subject to unforeseen interruptions and hazards inherent in the oil and natural gas industry, for which we or our customers may not be adequately insured and which could cause us to lose customers and substantial revenue.

Our operations and our customers’ operations are exposed to the risks inherent to our industry, such as equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards, such as oil spills and releases of, and exposure to, hazardous substances. In addition, our operations and our customers’ operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods, other adverse weather conditions and earthquakes. The occurrence of any of these events could result in substantial losses to us or our customers due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties or other damage resulting in curtailment or suspension of our operations or our customers’ operations. The cost of managing such risks may be significant. The frequency and severity of such incidents may affect operating costs, insurability and relationships with customers, employees and regulators. Our customers may elect not to purchase our products and services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues.

Our insurance may not be adequate to cover all losses or liabilities we may suffer. Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition, sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our business, results of operations and financial condition. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial position.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants, refineries or transportation facilities are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our products. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

We design, manufacture, sell, rent and install products that are used in oil and natural gas exploration, development and production activities, which may subject us to liability, including claims for personal injury, property damage, environmental contamination and other regulatory fines and penalties should such equipment fail to perform to specifications.

We provide products and systems to customers involved in oil and natural gas exploration, development and production. Some of our equipment is designed to operate in high-temperature and/or high-pressure environments, and some equipment is designed for use in hydraulic fracturing operations. Because of applications to which our products are exposed, particularly those involving high pressure environments, a failure of such equipment, or a failure of our customers or their contractors to maintain or operate the equipment properly, could cause damage to the equipment, damage to the property of customers and others, personal injury and environmental contamination and could negatively impact customer relationships, which could subsequently have an adverse effect on our business, results of operations and cash flows.

Our customers typically assume responsibility for, including control and removal of, all pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, we may have liability in such cases if we are negligent or commit willful acts. In addition, we typically have mutual indemnification agreements with customers on a “knock-for-knock” basis, which generally means that we and our customers assume liability for our respective personnel, subcontractors and property. As a result of this allocation of risk, we may be liable for certain losses, which could be substantial. Furthermore, despite the general allocation of risk whereby our customers have agreed to assume responsibility for or indemnify us against certain liabilities, we might not succeed in enforcing such contractual allocation or might incur an unforeseen liability falling outside the scope of such allocation. Litigation arising from a catastrophic occurrence at a location where our products and equipment are being used may result in our being named as a defendant in lawsuits asserting large claims. In addition, our customers may be unable to satisfy indemnification claims against them. As a result, we may incur substantial losses which could materially and adversely affect our financial condition and results of operations.

In addition, we rely on third-party insurance as part of our risk mitigation strategy. However, our insurance may not be adequate to cover our liabilities. Further, insurance companies may refuse to honor their policies, or insurance may not generally be available in the future, or if available, premiums may not be commercially justifiable. We could incur substantial liabilities and damages that are either not covered by insurance or that are in excess of policy limits, or incur liability at a time when we are not able to obtain liability insurance. Such potential liabilities could have a material adverse effect on our business, results of operations and cash flows.

Oilfield anti-indemnity provisions enacted by many U.S. states may restrict or prohibit a party’s indemnification of us.

We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, results of operations and cash flows.

We do not carry insurance against all potential risks and losses, and our insurance might be inadequate to cover all of our losses or liabilities or may not be available on commercially reasonable terms.

We have limited, and potentially insufficient, insurance coverage for expenses and losses that may arise in connection with the quality of our products, property damage, work-related accidents and occupational illnesses, natural disasters and environmental contamination. We have no insurance coverage for loss of profits or other losses caused by the death or incapacitation of our senior management. Losses or liabilities arising from these or other such events could increase our costs and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Seasonal weather conditions, natural disasters, public health crises, and other catastrophic events outside of our control could severely disrupt normal operations and harm our business.

Our operations are located in different regions of the United States and around the world. Some of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. However, as evidenced by the severe winter weather experienced in the southern United States and Canada during February 2021, weather-related hazards can exist in almost all the areas where we operate. During periods of heavy snow, ice or rain, we may be unable to obtain adequate supplies of raw material or fuel or receive products shipped by a third party, and our employees may be unable to travel to supervise and manage implementation of our products and services, thereby reducing our ability to provide our products and technologies and generate revenues. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our ability or our customers’ ability to source sufficient water or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations. Climate change may exacerbate the likelihood or intensity of such natural disasters or inclement weather conditions. Furthermore, if the area in which we operate or the market demand for oil and natural gas is affected by a public health crisis, such as the COVID-19 pandemic, or other similar catastrophic event outside of our control, our business and results of operations could suffer.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Even if our TAM estimates are accurate or the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all. Market estimates and growth forecasts, including those of Rystad Energy and our management, are uncertain and based on assumptions and estimates that may be inaccurate. The size of our TAM depends on a number of factors, including changes in the competitive landscape, technological changes, customer budgetary constraints, changes in business practices, changes in the regulatory environment, changes in economic conditions and the price we can charge for our products and services. Our estimates relating to the size of our TAM may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth rates we estimate or forecast, our business could fail to grow at similar rates, if at all, which could cause the trading price of our common stock to decline or be volatile.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future, or otherwise fail to maintain effective internal control over financial reporting, which could result in a restatement of our financial statements or cause us to fail to meet our reporting obligations.

Following our initial public offering, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our control over financial reporting. Although we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal controls over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on the effectiveness of our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the SEC following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an emerging growth company, as defined in the JOBS Act. We could be an emerging growth company for up to five years.

In preparation of our financial statements to meet the requirements applicable to this offering, we identified material weaknesses in our internal control over financial reporting during the year ended December 31, 2022. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and maintain effective controls related to the accounting for income taxes at a sufficient level of precision or rigor to prepare, review and reconcile the income tax provision, related income tax assets and liabilities and corresponding valuation allowance and the income tax disclosures in our consolidated financial statements. In addition, we did not design and maintain effective controls related to the review of the accounting for income taxes as a result of our failure to employ personnel with adequate expertise to identify and evaluate complex income tax accounting matters. These findings resulted in material weaknesses in our internal control over financial reporting. The material weaknesses described above resulted in audit adjustments to deferred tax assets and liabilities, the income tax valuation allowance and related disclosures as of and for the year ended December 31, 2022. Additionally, the material weaknesses described above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We have begun to take steps towards remediating these material weaknesses primarily by designing and implementing additional internal controls, including those related to (i) the preparation and review of the income tax provision, related income tax assets and liabilities and corresponding valuation allowance, and the income tax disclosures in our consolidated financial statements to ensure the mathematical accuracy and completeness of information underlying the income tax provision conclusions are sufficient to timely identify potential misstatements, and (ii) the employment of personnel with adequate expertise to identify and evaluate complex income tax accounting matters. Although we believe that we are addressing the internal control deficiencies that led to the material weaknesses, the measures we have taken, and plan to take, may not be effective.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate control over financial reporting in the future, or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering. If material weaknesses emerge related to financial reporting, we encounter difficulties in implementing or improving our internal controls or we otherwise fail to develop and maintain effective internal control over financial reporting, then our reputation and operating results could be harmed, we could fail to meet our reporting obligations or we may have a restatement of our financial statements. Ineffective internal control over financial reporting could also cause current and potential investors to lose confidence in our reported financial information, which would harm our business and likely have a negative effect on the trading price of our shares of common stock.

Risks Related to Environmental and Regulatory Matters

Our operations and the operations of our customers are subject to environmental, health and safety laws and regulations, and future compliance, claims, and liabilities relating to such matters may have a material adverse effect on our results of operations, financial position or cash flows.

The nature of our customers’ operations, including the sourcing, handling, transporting and disposing of a variety of fluids and substances, including hydraulic fracturing fluids, such as produced water, and other regulated substances, air emissions, and wastewater discharges exposes our customers to some risk of environmental liability, including the release of pollutants from oil and natural gas wells and associated equipment to the environment. Failure of our customers to properly handle, transport or dispose of these materials or otherwise conduct their operations in accordance with environmental, health and safety laws could expose such customers to substantial liability for administrative, civil and criminal penalties, cleanup and site restoration costs and liability associated with the release of such materials, damages to natural resources and other damages, which could have an adverse effect on our business, results of operations and cash flows. We are also subject to laws and regulations associated with equipment manufacturing operations, including the processing, and the related storage, handling, transportation and disposal of raw materials, products and wastes. The cost of compliance with these laws can be significant.

Additionally, environmental, health and safety laws and regulations have changed in the past, and they may change in the future and become more stringent. Current and future claims and liabilities with respect to environmental, health and safety laws may have a material adverse effect on both us and our customers because of potential adverse outcomes, defense costs, diversion of management resources, unavailability of insurance coverage and other factors. If existing environmental, health and safety requirements or enforcement policies change, we may be required to make significant unanticipated operating expenditures. For more information, see “Business—Environmental, Health and Safety Regulation.”

Our operations, and those of our customers, are subject to a series of risks arising from climate change.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”). These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources.

In the United States, no comprehensive climate change legislation has been implemented at the federal level. However, President Biden has established addressing climate change as a priority of his administration and has issued several executive orders addressing climate change. Additionally, in August 2022, President Biden signed into law the Inflation Reduction Act, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies. Moreover, following the U.S. Supreme Court finding that GHG emissions constitute a pollutant under the federal Clean Air Act (“CAA”), the U.S. Environmental Protection Agency (the “EPA”) has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, and together with the Department of Transportation, set GHG emissions and fuel economy standards for vehicles in the United States. The regulation of methane from oil and natural gas facilities has been subject to uncertainty in recent years. The EPA previously had promulgated new source performance standards (“NSPS”) imposing limitations on methane emissions from sources in the oil and natural gas sector. Subsequently, in September 2020, the Trump Administration rescinded those methane standards and removed the transmission and storage segments from the oil and natural gas source category under the CAA’s NSPS. However, in June 2021, President Biden signed a resolution passed by the U.S. Congress under the Congressional Review Act nullifying the September 2020 rule, effectively reinstating the prior standards. In November 2021, as required by President Biden’s executive order, the EPA proposed new regulations to expand NSPS requirements for oil and natural gas sector sources and establish comprehensive standards of performance and emission guidelines for methane and volatile organic compound emissions from existing operations in the oil and natural gas sector, including the exploration and production, transmission, processing, and storage segments, and in December 2022, the EPA issued a supplemental proposal to expand the standards and further reduce methane and other pollutants. Once finalized, the regulations are likely to be subject to legal challenge and will also need to be incorporated into the states’ implementation plans, which will need to be approved by the EPA in individual rulemakings that could also be subject to legal challenge. The reinstatement of direct regulation of methane emission for new sources and the promulgation of requirements for existing oil and natural gas customers could result in increased costs for our customers and consequently adversely affect demand for our products.

Separately, various states and groups of states have adopted or are considering adopting legislation, regulation or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. For example, several states, including Pennsylvania and New Mexico, have proposed or adopted regulations restricting the emission of methane from exploration and production activities. At the international level, the United Nations-sponsored “Paris Agreement” requires member states to submit non-binding, individually determined reduction goals known as “Nationally Determined Contributions” every five years after 2020. President Biden has recommitted the United States to the Paris Agreement and, in April 2021, announced a goal of reducing the U.S.’s emissions by 50-52% below 2005 levels by 2030. In November 2021, President Biden released “The Long-Term Strategy of the United States: Pathways to Net-Zero Greenhouse Gas Emissions by 2050,” which, among other things, explains that the United States and EU are co-leading the “Global Methane Pledge” that aims to cut global methane pollution at least 30% by 2030 relative to 2020 levels. The impacts of these orders, pledges, agreements, and any legislation or regulation promulgated to fulfill the United States’ commitments under the Paris Agreement, cannot be predicted at this time.

Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, including climate change related pledges made by certain candidates now in public office. On January 27, 2021, President Biden issued an executive order that calls for substantial action on climate change, including, among other things, the increased use of zero-emission vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across government agencies and economic sectors. The Biden Administration has also issued orders temporarily suspending the issuance of authorizations, and suspending the issuance of new leases pending a study, for oil and natural gas development on federal lands. As a result, we cannot predict the full impact of these developments or whether the Biden Administration may pursue further restrictions. Other actions that could be pursued by the Biden Administration may include the imposition of more restrictive requirements for the establishment of pipeline infrastructure or the permitting of LNG export facilities, as well as more restrictive GHG emission limitations for oil and natural gas facilities. Litigation risks are also increasing as a number of entities have sought to bring suit against various oil and natural gas companies in state or federal court, alleging among other things, that such companies created public nuisances by producing fuels that contributed to climate change or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors or customers by failing to adequately disclose those impacts.

There are also increasing financial risks for fossil fuel producers as stockholders currently invested in fossil fuel energy companies may elect in the future to shift some or all of their investments into non-fossil fuel related sectors. Institutional lenders who provide financing to fossil fuel energy companies also have become more attentive to sustainable lending practices and some of them may elect not to provide funding for fossil fuel energy companies. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. In January 2021, President Biden signed an executive order calling for the development of a “climate finance plan” and, separately, the Federal Reserve announced that is has joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Limitation of investments in and financing for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development or production activities. Additionally, the SEC recently proposed new rules relating to the disclosure of a range of climate-related risks. We are currently assessing this rule but at this time we cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. To the extent this rule is finalized as proposed, we or our customers could incur increased costs related to the assessment and disclosure of climate-related risks. In addition, enhanced climate disclosure requirements could accelerate the trend of certain stakeholders and lenders restricting or seeking more stringent conditions with respect to their investments in certain carbon intensive sectors.

The adoption and implementation of new or more stringent international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate the GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for our products. Additionally, political, litigation and financial risks may result in our customers restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce the demand for our products. One or more of these developments could have a material adverse effect on our business, financial condition and results of operations.

Finally, many scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our customers’ operations.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental reviews and investment practices for such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on our results of operations and business.

Various federal, state and local legislative and regulatory initiatives have been, or could be undertaken which could result in additional requirements or restrictions being imposed on hydraulic fracturing operations. Currently, hydraulic fracturing is generally exempt from federal regulation under the Safe Drinking Water Act Underground Injection Control (the “SDWA UIC”) program and is typically regulated by state oil and natural gas commissions or similar agencies. However, certain federal agencies have increased scrutiny and regulation. For example, in late 2016, the EPA released a final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain limited circumstances. Additionally, the EPA has asserted regulatory authority pursuant to the

SDWA UIC program over hydraulic fracturing activities involving the use of diesel fuel in the fracturing fluid and issued guidance of such activities. Furthermore, the U.S. Bureau of Land Management (the “BLM”) published a final rule in 2015 that established stringent standards relating to hydraulic fracturing on federal and Native American lands. The rule was rescinded by the BLM under the Trump Administration in 2018, but the rescission is currently on appeal to the U.S. Court of Appeals for the Ninth Circuit and new or more stringent regulations may be promulgated by the Biden administration. Similarly, the EPA has adopted rules on the capture of methane and other emissions released during hydraulic fracturing. In addition to federal regulatory actions, legislation has been introduced, but not enacted, in U.S. Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process.

Separately, the Biden Administration has taken action to restrict exploration and production activities, including hydraulic fracturing, on public lands. Many states and local governments have also adopted regulations that impose more stringent permitting, disclosure, disposal and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate, such as Texas, Colorado and North Dakota. States could also elect to place prohibitions on hydraulic fracturing, as several states have already done. In addition, some states have adopted broader sets of requirements related to oil and natural gas development more generally that could impact hydraulic fracturing activities. Separately, state and federal regulatory agencies have at times focused on a possible connection between hydraulic fracturing related activities, including the underground injection of wastewater into disposal wells, and the increased occurrence of seismic activity. Regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. To the extent any new regulations are adopted to restrict hydraulic fracturing activities or the disposal of fluids associated with such activities, it may adversely affect our customers and, as a result, demand for our products.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays for our customers or increased operating costs in the production of oil and natural gas, including from the developing shale plays, or could make it more difficult for our customers to perform hydraulic fracturing. The adoption of any additional laws or regulations regarding hydraulic fracturing or further restrictions on the availability of capital for hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells, increased compliance costs and time and an associated decrease in demand for our products. Such a decrease could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition. Moreover, the increased competitiveness of alternative energy sources (such as wind, solar, geothermal, nuclear, tidal and biofuels) or increased focus on reducing the use of combustion engines in transportation (such as governmental mandates that ban the sale of new gasoline-powered automobiles) could reduce demand for hydrocarbons and therefore for our products, which would lead to a reduction in our revenues and adversely affect our financial performance.

Conservation measures, commercial development and technological advances could reduce demand for oil and natural gas and our products.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The commercial development of economically viable alternative energy sources and related products (such as electric vehicles, wind, solar, geothermal, nuclear, tidal, fuel cells and biofuels) could have a similar effect. In addition, certain U.S. federal income tax deductions currently available with respect to oil and natural gas exploration and development, including the allowance of percentage depletion for oil and natural gas properties, may be eliminated as a result of proposed legislation. Any future decreases in the rate at which oil and natural gas reserves are discovered or developed, whether due to the passage of legislation, increased governmental regulation leading to limitations, or prohibitions on exploration and drilling activity, including hydraulic fracturing, or other factors, could have a material adverse effect on our business and financial condition, even in a stronger oil and natural gas price environment.

Additional restrictions on drilling activities intended to protect certain species of wildlife may adversely affect our ability to conduct completion activities.

In the United States, the Endangered Species Act (the “ESA”) restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the “MBTA”). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, inhabit the areas where our customers operate, the operations of our customers could be adversely impacted. Moreover, drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. The listing of new species under the ESA in the areas where our customers operate similarly has the potential to adversely impact our operations and demand for our products as a result of restrictions on oil and natural gas activities. The designation of previously unidentified endangered or threatened species could cause the operations of our customers to become subject to operating restrictions or bans, and limit future development activity in affected areas. The U.S. Fish and Wildlife Service and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. In October 2021, the Biden administration published two rules that reversed changes made by the Trump administration, namely to the definition of “habitat” and a policy that made it easier to exclude territory from critical habitat. It is possible these rules could increase the portion of our customers’ operating areas that could be designated as a critical habitat, which could adversely impact demand for our products.

Risks Related to Technology Advancement

New technology may cause us to become less competitive.

The oilfield services industry is subject to the introduction of new drilling and completions techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. Although we believe our products and technologies currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy various competitive advantages in the development and implementation of new technologies. We cannot be certain that we will be able to continue to develop and implement new technologies or products. Limits on our ability to develop, bring to market, effectively use and implement new and emerging technologies may have a material adverse effect on our business, results of operations and financial condition, including a reduction in the value of assets replaced by new technologies.

To compete in our industry, we must continue to develop new technologies and products to support our operations, secure and maintain patents related to our current and new technologies and products and protect and enforce our intellectual property rights.

The markets for our products are characterized by continual technological developments. We may face competition in the future from companies using new technologies and new systems. If we cannot continue to develop and market innovative technologies to meet customers’ requirements, our business may not expand and grow as planned. For us to keep pace with technological changes and remain competitive, we will need to continue to make significant investments in new technologies and research and development, including to design and launch new products and services. New technologies may also be protected by third party patents or other intellectual property rights and therefore may not be available for our use or protection. Further, alternative products and services may be developed which may compete with or displace our products. We may not be able to successfully differentiate our products from those of our competitors. Our clients may not consider our proposed products to be of value to them; or if the proposed products are of a competitive nature, our clients may not view them as superior to our competitors’ products. If we are not able to develop commercially competitive products in a timely manner in response, our ability to service our customers’ demands may be adversely affected. Our future ability to develop new products and technologies in order to support our operations depends on our ability to design and produce products that allow us to meet the needs of our customers and third parties on an integrated basis and obtain and maintain patent protection.

We may encounter resource constraints, technical barriers, or other difficulties that would delay introduction of new products in the future. Our competitors may introduce new products or obtain patents before we do and achieve a competitive advantage. Additionally, the time and expense invested in product development may not result in commercial applications. In addition, continuing development or acquisition of new products inherently carries the risk of inventory obsolescence with respect to our older products.

While we believe that we are not dependent on any one patent to protect our material technology, obtaining patent protection for our products is an important component of our overall competitive business strategy. We currently hold, as of September 30, 2023, approximately 300 U.S. and international patent properties, which give the owner of a patent the right to exclude third parties from making, using, selling, and offering for sale the inventions claimed in the patents in the applicable country. Patent rights do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent, but merely the right to exclude others from practicing the invention claimed in the patent. Patent laws and their implementation vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as U.S. laws. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States. It may also be possible for a third party to design around our patents. Furthermore, patent rights have territorial limits. Some of our work will be conducted in international waters and would, therefore, not fall within the scope of any country’s patent jurisdiction. We may not be able to enforce our patents against infringement occurring in international waters and other “non-covered” territories. Also, we do not have patents in every jurisdiction in which we conduct business and our patent portfolio will not protect all aspects of our business and may relate to obsolete or unusual methods, which would not prevent third parties from entering the same market.

We attempt to limit access to and distribution of our technology and trade secrets by customarily entering into confidentiality agreements with our employees, customers and potential customers and suppliers. However, our rights in our confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (for example, information in expired issued patents, published patent applications, and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology.

In addition, we may become involved in legal proceedings from time to time to protect and enforce our intellectual property rights. Further, our intellectual property rights may not have the value that management believes them to have and such value may change over time as we and others develop new product designs and improvements.

If we are unable to obtain patents, licenses and other intellectual property rights covering our products, our operating results may be adversely affected.

Our success depends, in part, on our ability to obtain patents, licenses and other intellectual property rights covering our products. To that end, we have obtained certain patents and intend to continue to seek patents on some of our inventions, technologies and products. While we have patented some of our key technologies, we do not patent all of our proprietary technology, even when regarded as patentable. The process of seeking patent protection can be long and expensive. Further, there can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade secret protection may be unavailable or limited in certain countries. Litigation, which could demand significant financial and management resources, may be necessary to enforce our patents or other intellectual property rights. Also, there can be no assurance that we can obtain licenses or other rights to necessary intellectual property on acceptable terms. Failure to secure adequate protection for our intellectual property rights could result in our competitors offering similar services and products, potentially resulting in the loss of some of our competitive advantage, which could adversely affect our business, prospects, financial condition and operating results.

Technology disputes could negatively impact our operations or increase our costs.

Our products use proprietary technology and equipment, which can involve potential infringement of a third party’s rights, or a third party’s infringement of our rights, including patent rights. The majority of the intellectual property rights relating to our products are owned by us. However, in the event that we or one of our customers becomes involved in a dispute over infringement of intellectual property rights relating to equipment or technology owned or used by us, services performed by us or products provided by us, we may lose access to important equipment or technology or our ability to provide our products, or we could be required to cease use of some equipment or technology or forced to modify our equipment, technology or products. We could also be required to pay license fees or royalties for the use of equipment or technology or products. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties. Regardless of the merits, any such claims may result in significant legal and other costs, including reputational harm, and may strain our resources. Some of our competitors and current and potential vendors have a substantial amount of intellectual property related to new equipment and technologies. We cannot guarantee that our equipment, technology or products will not be determined to infringe currently issued or future issued patents or other intellectual property rights belonging to others, including, without limitation, situations in which our equipment, technology or products may be covered by patent applications filed by other parties. Technology disputes involving us or our customers or supplying vendors could have a material adverse impact on our business, financial condition, cash flows and results of operations.

Our failure to protect our proprietary information and any successful intellectual property challenges against us could materially and adversely affect our competitive position.

The protection of our intellectual property rights is essential to maintaining our competitive position and recognizing the value of our investments in technology and intellectual property in our existing and future products. We rely on patent and trade secret protection for certain aspects of our technology, in part through confidentiality and other written agreements with our employees, consultants and third parties. Through these and other written agreements, we attempt to control access to and distribution of our intellectual property documentation and other proprietary technology information. Despite our efforts to protect our proprietary rights, former employees, consultants or third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop a product with the same functionality as our technology. Policing unauthorized use of our intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property rights.

We also actively pursue patent protection for our proprietary technology and intellectual property. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be respected by third parties. In addition, our competitors may be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, and this could have a similar effect on our competitive position.

Intellectual property litigation and threats of litigation are becoming more common in the oilfield services industry. We may in the future be involved in litigation, in the United States or abroad, to enforce our patents or other intellectual property rights or to protect our trade secrets and know-how. These actions can require multiple years to come to resolution or settlement, and even if we ultimately prevail, we may be unable to realize adequate protection of our competitive position. In addition, these actions commonly result in counteractions by the affected third parties to attack the validity of our patents. While we intend to prosecute these actions vigorously, there is no guarantee of success, and such effort takes significant financial and management resources from the Company. In the event that one or more of our patents are challenged, a court or the USPTO may invalidate the patent(s) or determine that the patent(s) is not enforceable, which could harm our competitive position. If our patents are invalidated, or if the scope of the claims in any of these patents is limited by a court or USPTO decision, we could be prevented from pursuing certain litigation matters or licensing the invalidated or limited portion of such patents. Such adverse decisions could negatively impact our future, expected revenue. Patent litigation, if necessary or when instituted against us, could result in substantial costs and divert our management’s attention and resources.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties or defend claims that they may bring against us to determine the ownership of what we regard as our intellectual property. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by disputes regarding intellectual property rights of third parties.

Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim and is inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.

If we were to discover that our technologies or products infringe valid intellectual property rights of third parties, we may need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. If our inability to obtain required licenses for our technologies or products prevents us from selling our products, that could adversely impact our financial condition and results of operations.

Additionally, we currently license certain third-party intellectual property in connection with our business, and the loss of any such license could adversely impact our financial condition and results of operations.

If we are not able to design, develop, and produce commercially competitive products, our business and consolidated results of operations and the value of our intellectual property could be materially and adversely affected.

The market for our products is characterized by continual technological developments to provide better and more reliable performance and enhanced product offerings. If we are not able to design, develop, and produce commercially competitive products in a timely manner in response to changes in the market, customer requirements, competitive pressures, and technology trends, our business and consolidated results of operations and the value of our intellectual property could be materially and adversely affected. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, our business may no longer be competitive, and our consolidated results of operations could be materially and adversely affected.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our customers, vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

We have experienced IT system disruptions and cyberattacks in the past, and a failure of our IT infrastructure and cyberattacks could adversely impact us in the future.

We depend on our IT systems for the efficient operation of our business. Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. Despite our implementation of security measures, our systems are vulnerable to damage from computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Additionally, we rely on third parties to support the operation of our IT hardware and software infrastructure, and in certain instances, utilize web-based applications. We routinely monitor our systems for IT disruptions and cyberattacks and have processes in place to detect and remediate vulnerabilities. Nevertheless, we have experienced occasional IT disruptions, cyberattacks and attempted breaches, including attacks resulting from phishing emails. We responded to and mitigated the impact of these incidents. The failure of our IT systems or those of our vendors to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs, loss of important information, theft or misappropriation of funds, violation of privacy or other laws, and exposure to litigation or indemnity claims, including resulting from customer-imposed cybersecurity controls or other related contractual obligations, which could have a material adverse effect on our business and results of operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Risks Related to this Offering and Our Common Stock

Amberjack Capital Partners has the ability to direct the voting of a majority of our voting stock, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, the Amberjack Funds will own approximately        % of our voting stock (or approximately        % if the underwriters’ option to purchase additional shares is exercised in full). As a result, Amberjack Capital Partners will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Amberjack Capital Partners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, Amberjack Capital Partners may have different tax and other positions from us that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness. In addition, the structuring of future transactions may take into consideration tax or other considerations of Amberjack Capital Partners which may differ from the considerations of us or our other stockholders.

Furthermore, in connection with this offering, we intend to enter into a nomination and information agreement with Amberjack Capital Partners and Amberjack Funds that will address the right to designate nominees for election to our board following this offering. See “Certain Relationships and Related Party Transactions—Nomination and Information Agreement.” The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of the Company. Moreover, the Amberjack Funds’ concentration of stock ownership may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act as early as our fiscal year ending December 31, 2024. However, we will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming a large accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until as late as our annual report for the fiscal year ending December 31, 2028. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting.

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the price of our common stock. In addition, material weaknesses in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

There is no existing market for our common stock. The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	our ability or failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and materially harm our business, operating results and financial condition.

A significant reduction by the Amberjack Funds of their ownership interests in us could adversely affect us.

We believe that Amberjack Capital Partners’ substantial ownership interest in us provides it with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, the Amberjack Funds will not be subject to any obligation to maintain their ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce their ownership interest in us. If the Amberjack Funds sell all or a substantial portion of their ownership interests in us, Amberjack Capital Partners may have less incentive to assist in our success and directors associated with Amberjack Capital Partners may choose to resign from their positions as members of our board of directors. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of the Company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the completion of this offering may discourage, delay or prevent a merger, acquisition or other change in control of the Company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions include those establishing:

•

after the Trigger Date (as hereinafter defined), a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our board of directors, subject to the terms of our nomination and information agreement;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;

•

after the first date on which Amberjack Capital Partners and its affiliates (other than us or our subsidiaries) cease to beneficially own, in the aggregate, shares representing 50% or more of all then outstanding shares of our capital stock entitled to vote generally in the election of directors (the “Trigger Date”), the required approval of the holders of at least 75% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	after the Trigger Date, a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

after the Trigger Date, the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, unless the business combination is approved in a prescribed manner. An interested stockholder includes a person, individually or together with any other interested stockholder, who within the last three years has owned 15% of our voting stock. Although we will opt out of Section 203, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that the Amberjack Funds, their affiliates and their successors (other than our company), as well as their direct and indirect transferees, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. For additional details, see the section entitled “Description of Capital Stock.”

Amberjack Capital Partners is not limited in its ability to compete with us. Pursuant to the terms of our amended and restated certificate of incorporation, Amberjack Capital Partners and its affiliates are not required to offer corporate opportunities to us, and our directors and officers may be permitted to offer certain corporate opportunities to Amberjack Capital Partners or its affiliates before us.

Amberjack Capital Partners may invest in other companies in the future that may compete with us. Conflicts of interest could arise in the future between us, on the one hand, and Amberjack Capital Partners, on the other hand, concerning among other things, potential competitive business activities or business opportunities.

Our board of directors includes persons who are also directors and/or officers of members of Amberjack Capital Partners or its affiliates, including Patrick Connelly, Jason Turowsky and Will Donnell, three of our directors. Our amended and restated certificate of incorporation will provide that:

•	Amberjack Capital Partners and its affiliates are free to compete with us in any activity or line of business;

•

we do not have any interest or expectancy in any business opportunity, transaction, or other matter in which Amberjack Capital Partners or its affiliates engage or seek to engage merely because we engage in the same or similar lines of business;

•

to the fullest extent permitted by law, Amberjack Capital Partners and its affiliates will have no duty to communicate their knowledge of, or offer, any potential business opportunity, transaction, or other matter to us, and Amberjack Capital Partners and its affiliates are free to pursue or acquire such business opportunity, transaction, or other matter for themselves or direct the business opportunity, transaction, or other matter to its affiliates; and

•

if any director or officer of any member of Amberjack Capital Partners or its affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction, or other matter (other than one expressly offered to that director or officer solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that business opportunity to us, and will be permitted to communicate or offer that business opportunity to such member of Amberjack Capital Partners (or its affiliates) and that director or officer will not, to the fullest extent permitted by law, be deemed to have (1) breached or acted in a manner inconsistent with or opposed to his or her fiduciary or other duties to us regarding the business opportunity or (2) acted in bad faith or in a manner inconsistent with our best interests or those of our stockholders.

Our amended and restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us, our directors, officers or employees.

Our amended and restated certificate of incorporation that will be in effect at the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us or any director, officer or employee arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws;

•	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws;

•	any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal courts have exclusive jurisdiction. In addition, our amended and restated certificate of incorporation to be in effect upon the completion of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the exclusive-forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions.

Investors in this offering will experience immediate and substantial dilution of $                per share.

Based on an assumed initial public offering price of $                per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $                per share in the net tangible book value per share of common stock from the initial public offering price, and our historical and as adjusted net tangible book value as of September 30, 2023 would be $                per share and $                per share, respectively.

We have discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have discretion in the application of the net proceeds from this offering, subject to repaying existing borrowings under the Revolver as required under our Credit Facility, and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. We intend to use the net proceeds from this offering to fully repay borrowings under the Revolver, without a permanent reduction of the commitments thereunder, and any remaining amounts for general corporate purposes. Any net proceeds in excess of these amounts will be used as described in “Use of Proceeds.” However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline.

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future, and our existing debt agreements place certain restrictions on our ability to do so.

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to finance the growth and development of our business, and the payment of future dividends will be at the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. See “Dividend Policy.” In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue or sell additional shares of common stock or securities that are convertible or exchangeable therefor. After the completion of this offering, we will have                 outstanding shares of common stock (or                 shares of common stock if the underwriters’ option to purchase additional shares is exercised in full). This number includes                shares that we are selling in this offering and                 shares that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. The Amberjack Funds will be party to a registration rights agreement, which will require us to effect the registration of any shares of common stock in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, all of our directors that will own equity in us following the completion of this offering, all of our executive officers and the Amberjack Funds have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Any changes in our effective tax rates or tax liabilities could adversely affect our results of operations and financial condition. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest or other liabilities that could have an adverse effect on our operating results and financial condition.

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidation distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in the Company.

We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Because Amberjack Capital Partners will initially beneficially own         shares of common stock representing approximately        % of the voting power of the Company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of NYSE. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

•	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we intend to utilize some or all of these exemptions. Furthermore, although we may comply with one or more of these requirements, the nomination and information agreement that we intend to enter into with Amberjack Capital Partners and the Amberjack Funds in connection with this offering will require that, to the extent that we are a “controlled company,” we elect to be treated as a controlled company such that we will be entitled to avail ourselves of all controlled company exceptions to the corporate governance listing standards of the NYSE or other exchange on which our common stock is listed. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See “Management.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies, which may make our common stock less attractive to investors.

We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. Additionally, as an emerging growth company, we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have equal to or more than $1.235 billion of revenues in a fiscal year, have equal to or more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. Additionally, we intend to take advantage of the extended transition periods for the adoption of new or revised financial accounting standards under the JOBS Act until we are no longer an emerging growth company. Our election to use the transition periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the extended transition periods permitted under the JOBS Act and who will comply with new or revised financial accounting standards.

If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrades our securities, the price of our securities would likely decline. If one or more of the analysts cease to cover us or fail to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

USE OF PROCEEDS

We expect to receive approximately $                 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $                 after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use such net proceeds in the amounts and in the order set forth below:

•	$ million of such net proceeds will be used by us to fully repay borrowings under the Revolver, without a permanent reduction of the commitments thereunder; and

•	any remaining amounts for general corporate purposes.

The Revolver matures on June 10, 2026. A portion of the Revolver borrowings were used to fund the Pride acquisition (as defined herein). As of September 30, 2023, the total amount outstanding under the Revolver was approximately $31.3 million and bore interest at a weighted average interest rate of 8.76%. While we currently do not have plans to immediately borrow additional amounts under the Revolver, we may at any time, subject to our satisfaction of certain conditions precedent to such reborrowing, reborrow amounts repaid under the Revolver, and we may do so for general corporate purposes. The Pride acquisition is described further in “Note 3—Acquisitions” to our consolidated financial statements.

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares, we will use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued, then we may reduce by a corresponding amount the net proceeds directed to repay the Revolver.

Although we are required under the terms of our Credit Facility to repay the entire drawn and outstanding principal amount under the Revolver, the expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to finance the growth and development of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our existing debt agreements place, and we expect our future debt agreements will place, certain restrictions on our ability to pay cash dividends on our common stock. However, in the future, subject to the factors discussed herein and our future liquidity and capitalization, we may change this policy and choose to pay dividends. See “Risk Factors—Risks Related to this Offering and Our Common Stock—We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future, and our existing debt agreements place certain restrictions on our ability to do so.” Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

CAPITALIZATION

The following table sets forth our cash and restricted cash and capitalization as of September 30, 2023:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) the sale of shares of our common stock in this offering at the initial offering price of $                per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the filing and effectiveness of our amended and restated certificate of incorporation which will occur upon the completion of this offering, and (iii) the application of the net proceeds from this offering as described under “Use of Proceeds.”

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering. This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

As of September 30, 2023
	Historical	As Adjusted
(in millions, except share and per share amounts)
Cash and restricted cash	$	$

Short-term debt:
Credit facility
Term Loan
Total short-term debt
Long-term debt:
Credit facility
Revolver
Term Loan
Subordinated Notes(1)
Total long-term debt
Stockholders’ (deficit) equity:
Preferred stock, par value $0.01; no shares authorized, issued or outstanding, actual; shares authorized; no shares issued or outstanding, as adjusted
Common stock, par value $0.01; 20,000,000 shares authorized, 15,368,503 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Additional paid-in capital
Retained earnings
Accumulated other comprehensive (loss) income
Total stockholders’ (deficit) equity

Total capitalization	$	$

(1)	In December 2023, we paid off all outstanding principal and accrued interest on each of the Subordinated Notes.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value (tangible assets less total liabilities) per share of our common stock for accounting purposes. Our net tangible book value as of September 30, 2023 was approximately $                 million, or $                 per share of common stock.

Net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering. Assuming an initial public offering price of $                 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of such proceeds as described in the as adjusted column in “Capitalization”), our adjusted net tangible book value as of September 30, 2023 would have been approximately $                 million, or $                 per share. This represents an immediate increase in the net tangible book value of $                 per share to our existing investors and an immediate dilution to new investors purchasing shares in this offering of $                 per share, resulting from the difference between the offering price and the as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2023 (before this offering)	$
Increase per share attributable to new investors in this offering	$

As adjusted net tangible book value per share (after giving effect this offering)	$

Dilution in net tangible book value per share to new investors in this offering(1)	$

(1)

If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in net tangible book value per share to new investors in this offering would equal $                 or $                , respectively.

The following table summarizes, on an adjusted basis as of September 30, 2023, the total number of shares of common stock owned by our existing investors and to be owned by new investors, the total consideration paid and the average price per share paid by our existing investors and to be paid by new investors in this offering at $                 per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
	(in thousands)		(in millions)
Existing investors			$		$
New investors in this offering			$

Total			$		$

The data in the table excludes                shares of common stock initially reserved for issuance under our long-term incentive plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of common stock by approximately $             million, assuming the number of shares of common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of common stock being offered in this offering will be increased to                 , or approximately         % of the total number of shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences are discussed elsewhere in this prospectus, including in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Overview

Innovex designs, manufactures, sells and rents mission critical engineered products to the global oil and natural gas industry. Our vision has been to create a global leader in well-centric products and technologies through organic, customer-linked innovations and disciplined acquisitions to drive leading returns for our investors. Our products are used across the lifecycle of the well (during the construction, completion, production and intervention phases) and are typically utilized downhole and consumable in nature. Our products perform a critical well function, and we believe they are chosen due to their reliability and capacity to save our customers time and lower costs during the well lifecycle. We believe that our products have a significant impact on a well’s performance and economic profile relative to the price we charge, creating a “Big Impact, Small Ticket” value proposition. The majority of our 2022 revenue came from product families that we believe hold a top three competitive position in their primary markets based on our TAM estimates. Many of our products can be used in a significant portion of our customers’ wells globally, with our most advanced products providing mission critical solutions for some of the most challenging and complex wells in the world. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Our business is high margin and capital-light, enabling us to generate strong returns on invested capital. We have a disciplined history of successfully sourcing and integrating strategic acquisitions.

We are a global company, and in 2022, we sold products in approximately 65 countries. The NAM market made up approximately 71% of our 2022 revenue, while the International and Offshore markets constituted 29%. Within the NAM market, we have a strong presence in the United States and a growing presence in Canada. The Permian Basin is our largest operating region within this market, making up over half of our 2022 NAM revenue. The NAM market is core to us, and we maintain a robust sales and distribution infrastructure across the region. Our products have broad applicability in this market, particularly for horizontal or unconventional wells that have become prevalent methods of oil and natural gas development across the region. We are focused on significantly increasing our revenue from the International and Offshore markets as these regions are typically subject to long-cycle investment horizons and exhibit relatively less cyclicality than the NAM market. The Middle East, and in particular Saudi Arabia, has been a key source of growth for the Company and has become our largest International and Offshore market. We also operate across Latin America, Europe and the U.S. Gulf of Mexico, among other regions. To enhance our global reach, we have complemented our locations across these markets with a network of strategic distribution, sales and manufacturing partners.

We are an innovator and have a development process and culture focused on creating proprietary products for our customers. Approximately 51% of our 2022 revenue was derived from products that we developed internally. We seek to work with our customers to solve their operational challenges. We believe that these collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a unique culture that we view as having been critical to our success in the commercialization of new products. We define our culture as “No Barriers.” Our goal is to remove internal barriers that slow the pace of innovation and empower our employees to be responsive to our customers’ needs, while maintaining a focus on returns for the Company. As a result of our culture and our commitment to customer responsiveness, we believe that we are more agile and able to innovate faster than our larger competitors based on publicly available information.

Based on our TAM estimates, we believe that we have been successful in capturing market share across both of our geographic markets. In 2022, as compared to 2021, we estimate that we grew our NAM market share to 16% from 13%. Across the International and Offshore markets, we estimate our market share grew to 6% from 4% over the same time period. We believe that we are well positioned to continue to capture market share across both geographic markets and view the International and Offshore markets as a significant growth opportunity.

Our organic growth has been complemented by a disciplined and contrarian acquisition strategy. We view acquisitions as a core competency and have identified a rich opportunity set of acquisition targets that we believe are seeking to transact. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria.

We have a broad customer base, ranging from the largest IOCs, NOCs, E&P companies as well as multinational and regional oilfield service companies. Once a new product has been commercialized or acquired, our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly.

We were formed in 2016 through the combination of three consumable products companies with long operating histories. Since our inception, we have achieved strong financial results. Our revenues have grown from approximately $97.9 million in 2016 to $467.2 million in 2022, a CAGR of approximately 30%.

Our business is high margin and capital-light, which enables us to generate strong returns on invested capital. In 2022, our net income, operating profit and Adjusted EBITDA were equivalent to approximately 14%, 16% and 22% of revenue, respectively. Over the same period, investments in property and equipment accounted for only approximately 2% of revenue, we earned approximately $76.6 million in income from operations and our ROCE, a metric which we utilize to assess the effectiveness of our capital allocation over time, was approximately 24%. We believe that our global sales and distribution network as well as our manufacturing capacity and vendor network position us well to drive revenue growth and margin expansion. Please see “Summary Historical Financial Data—Non-GAAP Financial Measures” for the definitions of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE and a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE to our most directly comparable financial measures calculated and presented in accordance with GAAP.

We believe that we can create value for our stockholders across the industry cycle and view our “through-cycle playbook” as having helped us outperform in all market environments. We prioritize protecting the long-term health of the Company through investments in R&D and sustaining engineering in our existing portfolio in all market environments. We seek to maintain a conservative balance sheet to preserve operational and financial flexibility through the industry cycle. We believe that we have a strong track record of creating stockholder value by successfully sourcing, executing and integrating strategic acquisitions in all market environments, while preserving a strong balance sheet.

Market Factors and Trends

Oil and natural gas play a critical role in enabling modern society to function and providing productive lives for the global population. We believe that global energy demand will increase over the coming decades and that hydrocarbons will remain an important component of the global energy supply mix. The IEA forecasts that by 2050 the global population will grow by approximately 1.7 billion and that global GDP will more than double. Over this same period, the IEA’s 2023 World Energy Outlook, Stated Policies Scenario estimates that the global supply of energy will increase by approximately 15%. We believe that this increase in supply will be driven by growth in consumption on a per capita basis in developing nations, where a large majority of the global population resides. The IEA estimates that oil and natural gas will remain the largest contributor to the global energy supply mix in 2050, accounting for 46% of global energy supply.

Our business is driven by the number of oil and natural gas wells drilled worldwide, which, in turn, is tied to the level of global spending of the oil and natural gas E&P industry. Rystad Energy expects, based on the October 2023 pricing assumptions for Brent crude oil discussed herein, global E&P capital spending, excluding Russia and China, to increase 18% from $211 billion in 2022 to $249 billion in 2025. Rystad Energy also estimates that the annual number of global wells drilled, excluding Russia and China, will increase 10% from approximately 34,000 in 2022 to approximately 37,400 in 2025, which we expect will lead to additional revenue opportunities for our business. As a result, the average E&P capex spending per well is expected to increase 7% from $6.2 million per well in 2022 to $6.7 million per well in 2025, a trend that would increase the TAM of our business. The pace of development activity is driven by expected well profitability and returns, which, in turn, are influenced by several factors, including current global oil and natural gas supply and demand balances, current and expected future prices for oil and natural gas and the perceived stability and sustainability of these commodity prices over time.

In 2020, the COVID-19 pandemic resulted in a material decline in global economic activity and significantly reduced the demand for oil and natural gas, correspondingly leading to a material decline in oil and natural gas prices. In response, E&P operators dramatically lowered spending activity, which reduced demand for our products, leading to lower revenues. As the COVID-19 pandemic government policies were rolled back or relaxed, economic activity recovered. The global demand for oil and natural gas subsequently recovered to near pre-COVID levels by the fourth quarter of 2021. As a result, E&P operators increased spending 11% in 2021 and 39% in 2022, and demand for our products and services improved, resulting in increased revenue for us. It is estimated that total hydrocarbon demand will increase modestly over the medium-term. The Rystad Energy Base Case, as of October 2023, forecasts global liquids and natural gas demand each increasing approximately 5% from 2022 to 2025.

We believe that the outlook for oil and natural gas development activity and prices remains positive. Multiple years of underinvestment in oil and natural gas development has left the industry with a limited amount of spare production capacity. Additionally, public E&P operators have adopted a more conservative approach to capital spending in response to stockholders’ desire for increased return of capital. We believe that these factors have laid a foundation to support oil and natural gas prices and will lead to a sustained spending cycle and increased activity levels by our customers in the near- and medium-term.

Global oil and natural gas investment in 2022, excluding Russia and China, was approximately 4% below 2019’s pre-COVID-19 pandemic level, as estimated by Rystad Energy. We believe that service costs have increased meaningfully over this same period implying that activity remains below pre-COVID-19 pandemic levels. We believe that oil and natural gas production is fundamentally a capital-intensive business and that depleted resources cannot be starved of investment capital indefinitely without materially degrading the global supply base. Further, we believe that there is limited spare oil and natural gas production capacity available to meet demand growth expectations. We believe that the current low levels of E&P capital spending are not sustainable and that the E&P industry will require more capital investment in order to increase production capacity and meet near-and long-term demand for oil and natural gas.

Description of Certain Components of Financial Data

Revenues

We generate our revenue from three primary sources: sales of consumable, single-use products and other associated revenues with product sales, such as freight (“Consumable Product Sales”); rentals of proprietary tools that are used to deploy our consumable products or to provide a critical well function (“Proprietary Rental Tools”); and services that are typically connected to the well-site deployment of our engineered products (“Product Connected Services”).

In 2022, we derived 86% of our total revenues from Consumable Product Sales, 7% of our total revenues from Proprietary Rental Tools and 7% of our total revenues from Product Connected Services. In 2021, we derived 87% of our total revenues from Consumable Product Sales, 7% of our total revenues from Proprietary Rental Tools and 6% of our total revenues from Product Connected Services. We have global operations, with 71% of our total sales in 2022 generated from NAM market operations while 29% of our total revenues were generated by our International and Offshore markets. In 2021, we generated approximately 70% of our total sales from NAM market operations and 30% from International and Offshore markets.

Cost of sales

Our cost of sales consists of expenses relating to the manufacture and procurement of our products in addition to the costs of our support services. Cost of sales related to manufacturing and procurement of our products includes the cost of components sourced from third-party suppliers and direct and indirect costs to manufacture and supply products, including labor, materials, machine time, lease expense related to our manufacturing facilities, freight and other variable manufacturing costs, such as shrinkage, obsolescence variances and revaluation or scrap related to our existing inventory. Our support services costs include personnel expenses for our field service organization, lease expense related to our operations facilities, threading charges, vehicle expenses and freight.

Selling, general and administrative expense

Selling, general and administrative expense consists of costs such as sales and marketing, engineering and R&D expenses, general corporate overhead, compensation expense, IT expenses, safety and environmental expenses, insurance costs, legal expenses and other related administrative functions.

Depreciation and amortization

Depreciation and amortization expense consists of depreciation related to our tangible assets, including investments in property and equipment, and amortization of intangible assets, including identified intangible assets related to acquisition purchase price accounting.

Interest expense

Interest expense, net primarily consists of interest expense associated with the Credit Facility (as defined herein). A portion of the net proceeds of this offering will be used to repay the borrowings outstanding under the Revolver.

Equity method earnings

Equity method earnings consist of the net earnings and other comprehensive income of our equity method investee, DWS, acquired on May 1, 2023.

Other (income) expense, net

Total other expense, net consists of foreign exchange gain or loss, gain or loss on sale of assets and other non-operating items.

Income tax expense

We are subject to income taxes in both the United States and foreign jurisdictions in which we operate. Differences between our effective tax rate and the U.S. federal income tax rate are primarily due to state taxes, foreign jurisdiction rate differences, permanent differences between book and tax income, and change in valuation allowance.

How We Evaluate our Results of Operations

We use a variety of financial and operating metrics to analyze our performance. These metrics are significant factors in assessing our results of operations and profitability and include:

•

Revenues.    Our revenues are generated from Consumable Product Sales, Proprietary Rental Tools and from Product Connected Services related to the utilization of our products. One of our measures of financial performance is the amount of revenue generated quarterly and annually as revenue is an indicator of overall business growth for the Company.

•

Operating Income.    We track operating income on an absolute dollar basis and as a percentage of revenue. One of our measures of financial performance is the amount of operating income generated quarterly and annually, as operating income is an indicator of profit derived from our core business operations.

•

Net Income.    We track net income on an absolute dollar basis and as a percentage of revenue. One of our measures of financial performance is the amount of net income generated quarterly and annually as net income is an indicator of overall profitability of the Company.

•

Adjusted EBITDA.    Management uses Adjusted EBITDA (a non-GAAP measure) to assess the profitability of our business operations and to compare our operating performance to our competitors without regard to the impact of financing methods and capital structure and excluding costs that management believes do not reflect our ongoing operating performance.

We track Adjusted EBITDA on an absolute dollar basis and as a percentage of revenue, which we refer to as Adjusted EBITDA Margin. We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization, and other expense, net, further adjusted to exclude certain items which we believe are not reflective of our ongoing performance or which are non-cash in nature. For a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, see “Comparison of Non-GAAP Financial Measures” below.

•

Total Debt to Adjusted EBITDA.    Total Debt to Adjusted EBITDA (a non-GAAP measure) is a financial ratio that provides insights into the magnitude of our debt and debt capacity against Adjusted EBITDA, which is used as an operating performance measure. We define Total Debt to Adjusted EBITDA as the ratio of Total Debt (defined as the sum of long-term debt and finance lease obligations plus the current portion of long-term debt and finance lease obligations as presented in our Consolidated Balance Sheets) to Adjusted EBITDA (as defined above). We believe that Total Debt to Adjusted EBITDA provides valuable insight to investors and analysts in evaluating our operating performance in the context of targeted financial leverage, which is also monitored in the same manner by Company management. Further, the presentation of this measure helps investors and analysts compare our performance to other companies in our industry. For a reconciliation of Total Debt to Adjusted EBITDA to net income, the most directly comparable GAAP measure, see “Comparison of Non-GAAP Financial Measures” below.

•

Free Cash Flow.    We also utilize Free Cash Flow (a non-GAAP measure) to evaluate the cash generated by our operations and results of operations. We define Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, as presented in our Consolidated Statements of Cash Flows. The amount included in “purchase of property and equipment” in our Consolidated Financial Statements is equivalent to capital expenditures. Management believes Free Cash Flow is useful because it demonstrates the cash that was available in the period that was in excess of our needs to fund our capital expenditures. We track Free Cash Flow both on an absolute dollar basis and as a percentage of revenue. Free Cash Flow does not represent our residual cash flow available for discretionary expenditures, as we have non-discretionary expenditures, including, but not limited to, principal payments required under the terms of our Credit Facility, that are not deducted in calculating Free Cash Flow. For a reconciliation of Free Cash Flow to net cash (used in) operating activities, the most directly comparable GAAP measure, see “Comparison of Non-GAAP Financial Measures” below.

•

Return on Capital Employed.    We utilize ROCE (a non-GAAP measure) to assess the effectiveness of our capital allocation over time and to compare our capital efficiency to our competitors. We define ROCE as operating profit, after tax divided by average capital employed. Capital employed is defined as the combined values of debt and stockholders’ equity. For a reconciliation of ROCE to income from operations, the most directly comparable GAAP measure, see “Comparison of Non-GAAP Financial Measures” below.

Adjusted EBITDA, Total Debt to Adjusted EBITDA, Free Cash Flow and ROCE do not represent and should not be considered alternatives to, or more meaningful than, net income, income from operations, cash flows provided by operating activities or any other measure of financial performance presented in accordance with GAAP as measures of our financial performance. Our computation of Adjusted EBITDA, Total Debt to Adjusted EBITDA, Free Cash Flow and ROCE may differ from computations of similarly titled measures of other companies. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP measure, see “Comparison of Non-GAAP Financial Measures” below.

Factors Affecting the Comparability of Our Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

•

Public Company Expenses.    We expect to incur additional selling, general and administrative expenses as a result of becoming a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, tax return preparation expenses, the Sarbanes-Oxley Act compliance expenses, audit fees, legal fees, director and officer insurance, director compensation, national stock exchange fees, investor relations expenses, and registrar and transfer agent fees. These additional selling, general and administrative expenses are not reflected in our historical financial statements.

•	Recent and Future Acquisitions. One way in which we have grown, and will continue to grow, our operations and financial results is through strategic acquisitions. For example, in

2019, we acquired QCI, a company that provided products used during the production phase of a well’s lifecycle. Further, in March 2021, we acquired Rubicon, a large internationally oriented business to complement the international sales channels we had built organically. In addition, in August 2022, we acquired Pride, a company that complemented our well production and intervention product group. Finally, in May 2023, we acquired 20% of DWS, a company that manufactures and rents engineered downhole tools designed to improve the performance of directional and horizontal drilling operations. As a general matter, following an acquisition, our results of operations are affected by the results of the newly acquired business or operations, the purchase accounting for the acquisition, any debt incurred in connection with the acquisition and expenditures made to integrate the newly acquired business or operations. As a result of our acquisitions and the consolidation of our operating subsidiaries’ financial results in the Company’s consolidated financial results, the periods presented in our historical financial statements may not be comparable to one another and our future results of operations and financial results may also differ as a result.

Results of Operations

The following table presents summary consolidated operating results for the periods presented:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Revenues	$422,349	$339,195	$83,154	25%	$467,189	$294,841	$172,348	58%
Cost of sales, exclusive of depreciation and amortization expense shown below	275,629	224,641	50,988	23%	310,036	207,445	102,591	49%
Selling, general and administrative expenses	56,093	45,073	11,020	24%	62,133	55,584	6,549	12%
Depreciation	10,555	8,462	2,093	25%	12,074	12,418	(344)	(3)%
Amortization	6,021	4,387	1,634	37%	6,394	5,317	1,077	20%

Total costs and expenses	$348,298	$282,563	$65,735	23%	$390,637	$280,764	$109,873	39%

Income from operations	74,051	56,632	17,419	31%	76,552	14,077	62,475	444%
Interest expense, net	4,714	2,352	2,362	100%	4,034	2,155	1,879	87%
Other (income) expense, net	(27)	(605)	578	96%	(411)	(1,773)	1,362	77%
Equity method earnings	1,515	—	1,515	—	—	—	—	—
Income before income taxes	70,879	54,885	15,994	29%	72,929	13,695	59,234	433%
Income tax expense	15,401	6,106	9,295	152%	9,651	3,842	5,809	151%

Net income	$55,478	$48,779	$6,699	14%	$63,278	$9,853	$53,425	542%

Nine Months Ended September 30, 2023 Compared to Nine Months Ended September 30, 2022

Revenues.    The Company generates revenue from Consumable Product Sales, Proprietary Rental Tools and Product Connected Services. Consumable Product Sales revenue for the nine months ended September 30, 2023 was $349.6 million, an increase of $54.4 million, or 18%, from

$295.2 million for the nine months ended September 30, 2022. Proprietary Rental Tools revenue for the nine months ended September 30, 2023 was $23.3 million, a decrease of $0.3 million, or 1%, from $23.6 million for the nine months ended September 30, 2022. Product Connected Service revenue for the nine months ended September 30, 2023 was $49.5 million, an increase of $29.0 million, or 142%, from $20.5 million for the nine months ended September 30, 2022.

Our products and services are used across the Well Construction, Well Completion and Well Production and Intervention phases of our customers’ wells, with Consumable Product Sales making up the vast majority of revenue within each well lifecycle phase. We experienced revenue growth across all three well lifecycle phases during the nine months ended September 30, 2023 as our customers drilled, completed and brought on to production more wells, and due to the additional revenue from the Pride acquisition. Well Construction represented 40% of revenue for the nine months ended September 30, 2023 and 45% of revenue for the nine months ended September 30, 2022, Well Completion represented 31% of revenue for the nine months ended September 30, 2023 as compared to 33% of revenue for the nine months ended September 30, 2022, and Well Production and Intervention represented 29% of revenue for the nine months ended September 30, 2023 as compared to 22% of revenue for the nine months ended September 30, 2022.

Our NAM market revenue grew from $237.7 million for the nine months ended September 30, 2022 to $278.2 million in for the nine months ended September 30, 2023, an increase of $40.5 million or 17%, primarily attributable to an increase in demand, along with additional revenue from the product and services offerings acquired in our Pride acquisition. Our International and Offshore market revenue grew from $101.5 million for the nine months ended September 30, 2022 to $144.1 million for the nine months ended September 30, 2023, an increase of $42.6 million or 42%, primarily attributable to increased demand for our products and services.

Cost of Sales, Exclusive of Depreciation and Amortization.    Total cost of sales for the nine months ended September 30, 2023 were $275.6 million, an increase of $51.0 million, or 23%, from $224.6 million for the nine months ended September 30, 2022. The increase was primarily attributable to a $26.5 million increase in product cost of goods sold as a result of the procurement and manufacture of supplies and products necessary to support the growth in revenues described above, as well as a $23.9 million increase in expenses related to increased headcount necessary to support these increased activity levels. Other cost of goods sold related to our operations increased $4.6 million driven primarily by increases in variable costs such as supplies expense linked to higher activity levels, partially offset by an increase of $4.0 million in manufacturing absorption at our manufacturing facilities.

Selling, General and Administrative Expenses.    Selling, general and administrative expense for the nine months ended September 30, 2023 was $56.1 million, an increase of $11.0 million, or 24%, from $45.1 million for the nine months ended September 30, 2022. The increase was due to a $3.6 million increase in personnel costs primarily related to headcount growth, a $1.8 million increase in professional service costs necessary to support growth and in preparation for our transition to becoming a public company, along with a $2.9 million increase in credit losses due to increased revenues, as described above, and the adoption of ASU No. 2016-13, Financial Instruments-Credit Losses on January 1, 2023.

Depreciation and Amortization.    Total depreciation and amortization expense for the nine months ended September 30, 2023 was $16.6 million, an increase of $3.8 million, or 30%, from $12.8 million for the nine months ended September 30, 2022. The increase in depreciation and amortization was primarily due to an increase in fixed asset additions, along with an increase in intangible amortization expense related to the Pride acquisition of $1.6 million.

Interest Expense, Net.    Total interest expense, net for the nine months ended September 30, 2023 was $4.7 million, an increase of $2.4 million, or 96%, from $2.3 million for the nine months ended September 30, 2022. The increase was primarily due to higher average debt balances outstanding during the nine months ended September 30, 2023 due to the acquisition of Pride in the prior comparative period, the acquisition of a 20% interest in DWS, and increased working capital requirements during the period, along with an increase due to higher overall interest rates on both our Revolver and our Term Loan.

Equity method earnings.    Equity method earnings consist of the net earnings and other comprehensive income of our equity method investee, DWS, acquired on May 1, 2023. Total Equity method earnings for the nine months ended September 30, 2023 and 2022 were $1.6 million and zero, respectively.

Other (Income) Expense, Net.    Total other (income) expense, net for the nine months ended September 30, 2023 was $(0.0) million, a decrease of $0.6 million, or 96%, from $(0.6) million for the nine months ended September 30, 2022, primarily driven by a decrease in the gain on sale of assets and other non-operating items.

Income Tax Expense.    Our operations are subject to U.S. federal income tax at an entity level, as well as various state and franchise taxes. In addition, our operations located in international jurisdictions are subject to local country income taxes. Income tax expense for the nine months ended September 30, 2023 was $15.4 million, an increase of $9.3 million, or 152%, from $6.1 million for the nine months ended September 30, 2022. The increase is primarily driven by increased profits as income before income taxes for the nine months ended September 30, 2023 was $70.9 million, an increase of $16.0 million, or 29%, from $54.9 million for the nine months ended September 30, 2022, partially offset by a $5.4 million benefit related to the release of a deferred tax asset valuation allowance in September of 2022.

Net Income.    Net income for the nine months ended September 30, 2023 was $55.5 million, an increase of $6.7 million, or 14%, from net income of $48.8 million for the nine months ended September 30, 2022, primarily as a result of the factors discussed above.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues.    Consumable Product Sales revenue for the year ended December 31, 2022 was $402.0 million, an increase of $146.5 million, or 57%, from $255.5 million for the year ended December 31, 2021. Proprietary Rental Tools revenue for the year ended December 31, 2022 was $31.7 million, an increase of $11.3 million, or 55%, from $20.4 million for the year ended December 31, 2021. Product Connected Service revenue for the year ended December 31, 2022 was $33.5 million, an increase of $14.5 million, or 76%, from $19.0 million for the year ended December 31, 2021. We experienced revenue growth across the Well Construction, Well Completion and Well Production and Intervention lifecycle phases during 2022 as our customers drilled, completed and brought on to production more wells. Well Construction represented 44% of revenue in both 2022 and 2021, Well Completion represented 32% of 2022 revenue as compared to 34% of 2021 revenue, and Well Production and Intervention represented 24% of 2022 revenue as compared to 22% of 2021 revenue. Our NAM market revenue grew from $207.1 million in 2021 to $329.7 million in 2022, an increase of $122.7 million or 59%, primarily attributable to increased demand for our products and services due to an increase in drilling activity as a result of the increase in oil and natural gas prices, along with additional revenue from the Pride acquisition. Our International and Offshore market revenue grew from $87.8 million in 2021 to $137.4 million in 2022, an increase of $49.7 million or 57%, primarily attributable to increased market share as well as increased demand for our products and services tied to higher activity levels as described above.

Cost of Sales, Exclusive of Depreciation and Amortization.    Total cost of sales for the year ended December 31, 2022 were $310.0 million, an increase of $102.6 million, or 49%, from $207.4 million for the year ended December 31, 2021. The increase was primarily attributable to a $67.4 million increase in product cost of goods sold as a result of the procurement and manufacture of supplies and products necessary to support the growth in revenues described above, as well as a $23.5 million increase in expenses related to increased headcount necessary to support these increased activity levels. Other cost of goods sold related to our operations increased $23.3 million driven primarily by increases in variable costs such as freight expense and supplies expense linked to higher activity levels, partially offset by an increase of $11.6 million in manufacturing absorption at our manufacturing facilities.

Selling, General and Administrative Expenses.    Selling, general and administrative expense for the year ended December 31, 2022 was $62.1 million, an increase of $6.5 million, or 12%, from $55.6 million for the year ended December 31, 2021. The increase was due to a $4.8 million increase in personnel costs and a $2.5 million increase in professional service costs necessary to support growth and in preparation for our transition to becoming a public company.

Depreciation and Amortization.    Total depreciation and amortization expense for the year ended December 31, 2022 was $18.5 million, an increase of $0.7 million, or 4%, from $17.7 million for the year ended December 31, 2021. The increase was attributable to a $1.2 million increase in intangible amortization expenses related to the Pride acquisition.

Interest Expense, Net.    Total interest expense, net for the year ended December 31, 2022 was $4.0 million, an increase of $1.8 million, or 87%, from $2.2 million for the year ended December 31, 2021. The increase was primarily due to higher debt balances outstanding during 2022 due to increased working capital requirements during the period, with higher overall interest rates having only a minimal impact on interest expense as an increase in the effective interest rate on our Revolver was partially offset by a reduction in the effective interest rate on our Term Loan.

Other (Income) Expense, Net.    Total other (income) expense, net for the year ended December 31, 2022 was $(0.4) million, a decrease of $1.4 million, or 77%, from $(1.8) million for the year ended December 31, 2021, primarily driven by changes in gain or loss on sale of assets and other non-operating items.

Income Tax Expense.    Our operations are subject to U.S. federal income tax at an entity level, as well as various state and franchise taxes. In addition, our operations located in international jurisdictions are subject to local country income taxes. Income tax expense for the year ended December 31, 2022 was $9.7 million, an increase of $5.8 million, or 151%, from $3.8 million for the year ended December 31, 2021. The increase is primarily driven by increased profits as income before income taxes for the year ended December 31, 2022 was $72.9 million, an increase of $59.2 million, or 433%, from $13.7 million for the year ended December 31, 2021. The tax impact of this increase in profits was partially offset by a $6.7 million tax benefit related to a deferred tax asset valuation allowance release which decreased our effective tax rate during 2022.

Net Income.    Net income for the year ended December 31, 2022 was $63.3 million, an increase of $53.4 million, or 542%, from net income of $9.9 million for the year ended December 31, 2021, primarily as a result of the factors discussed above.

Comparison of Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

The following table presents a reconciliation of the GAAP financial measure of net income (loss) and net income (loss) as a percentage of revenue to Adjusted EBITDA and Adjusted EBITDA Margin, respectively, for each of the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Revenue	$422,349	$339,195	$83,154	25%	$467,189	$294,841	$172,348	58%
Net income	55,478	48,779	6,699	14%	63,278	9,853	53,425	542%
Interest expense, net	4,714	2,352	2,362	100%	4,034	2,155	1,879	87%
Income tax expense	15,401	6,106	9,295	152%	9,651	3,842	5,809	151%
Depreciation and amortization	16,576	12,849	3,727	29%	18,468	17,735	733	4%

EBITDA	$92,169	$70,086	$22,083	32%	$95,431	$33,585	$61,846	184%

Other non-operating (income) expense, net(1)	(27)	(605)	578	96%	(411)	(1,773)	1,362	77%
Equity method investment adjustment(2)	1,495	—	1,495	—	—	—	—	—
Stock based compensation	1,492	719	773	108%	907	703	204	29%
IPO preparation expenses(3)	2,052	1,403	649	46%	2,274	—	2,274	—
Transaction related expenses(4)	1,062	461	601	130%	461	3,975	(3,514)	(88)%
Acquisition integration expenses(5)	1,188	3,078	(1,890)	(61)%	3,443	4,547	(1,104)	(24)%

Adjusted EBITDA	$99,431	$75,142	$24,289	32%	$102,105	$41,037	$61,068	149%

Net Income % Revenue	13%	14%	—	(9)%	14%	3%	—	305%

Adjusted EBITDA Margin	24%	22%	—	6%	22%	14%	—	57%

(1)	Primarily represents foreign currency exchange gain/loss, gain/loss related to disposal of assets and other non-operating items.
(2)

Reflects the elimination of our percentage of interest expense, depreciation, amortization and other non-recurring expenses included within Equity method earnings relating to our unconsolidated investment in DWS.

(3)	Reflects legal, consulting and accounting fees and expenses related to IPO preparation.
(4)

For the nine months ended September 30, 2023, transaction related expenses of $1.1 million consist of legal and accounting advisory fees associated with the acquisition of our interest in DWS. For both the nine months ended September 30, 2022 and the twelve months ended December 31, 2022, transaction related expenses of $0.5 million consist of legal and accounting advisory fees associated with the Pride acquisition. For the twelve months ended December 31, 2021, transaction related expenses of $4.0 million associated with the Rubicon acquisition consist of $2.1 million of legal and accounting advisory fees, as well as $1.9 million of non-cash expenses related to purchase price accounting adjustment. These transaction expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

(5)

For the nine months ended September 30, 2023, acquisition integration expenses were $1.2 million, primarily consisting of facility shutdown and integration costs for Rubicon facilities after the acquisition. For the nine months ended September 30, 2022, acquisition integration expenses were $3.1 million, primarily consisting of $1.0 million in facility shutdown and integration cost for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2022, acquisition integration expenses were $3.4 million, primarily consisting of $1.3 million in facility shutdown and integration costs for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2021, acquisition integration expenses were $4.5 million directly related to the Rubicon acquisition, primarily consisting of $2.2 million of severance costs, $0.9 million of litigation fees and $0.9 million of IT system integration fees. These acquisition integration expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

Adjusted EBITDA for the nine months ended September 30, 2023 was $99.4 million, an increase of $24.3 million, or 32%, from $75.1 million for the nine months ended September 30, 2022. The primary reason for the increase was higher net income primarily attributable to the impact of acquisitions, increased demand for our products and services and improved operating leverage.

Adjusted EBITDA for the year ended December 31, 2022 was $102.1 million, an increase of $61.1 million, or 149%, from $41.0 million for the year ended December 31, 2021. The primary reason for the increase was higher net income primarily attributable to increased demand for our products and services and improved operating leverage as well as an increase in the size of the business due to recent acquisitions for the year ended December 31, 2022.

Total Debt to Adjusted EBITDA

The following table presents a reconciliation of the GAAP financial measure of net income (loss) to Total Debt to Adjusted EBITDA for each of the periods indicated:

	Nine Months Ended September 30,					Year Ended December 31,
	2023	2022	$ Change		% Change	2022	2021	$ Change		% Change
(in thousands)
Net income	$55,478	$48,779	$6,699		14%	$63,278	$9,853	$53,425		542%
Interest expense, net	4,714	2,352	2,362		100%	4,034	2,155	1,879		87%
Income tax expense	15,401	6,106	9,295		152%	9,651	3,842	5,809		151%
Depreciation and amortization	16,576	12,849	3,727		29%	18,468	17,735	733		4%

EBITDA	$92,169	$70,086	$22,083		32%	$95,431	$33,585	$61,846		184%

Other non-operating (income) expense, net(1)	(27)	(605)	578		96%	(411)	(1,773)	1,362		77%
Equity method investment adjustment(2)	1,495	—	1,495		—	—	—	—		—
Stock Based Compensation	1,492	719	773		108%	907	703	204		29%
IPO Preparation Expenses(3)	2,052	1,403	649		46%	2,274	—	2,274		—
Transaction Related Expenses(4)	1,062	461	601		130%	461	3,975	(3,514)		(88)%
Acquisition Integration Expenses(5)	1,188	3,078	(1,890)		(61)%	3,443	4,547	(1,104)		(24)%

Adjusted EBITDA	$99,431	$75,142	$24,289		32%	$102,105	$41,037	$61,068		149%

Total Debt	69,997	88,492	(18,495)		(21)%	89,119	39,216	49,903		127%

Total Debt to Net income	1.3x	1.8x	(0.6x	)	(30)%	1.4x	4.0x	(2.6x	)	(65)%

Total Debt to Adjusted EBITDA	—	—	—		—	0.9x	1.0x	(0.1x	)	(9)%

Annualized Total Debt to Adjusted EBITDA(6)	0.5x	0.9x	(0.4x	)	(40)%	—	—	—		—

(1)	Primarily represents foreign currency exchange gain/loss, gain/loss related to disposal of assets and other non-operating items.
(2)

Reflects the elimination of our percentage of interest expense, depreciation, amortization and other non-recurring expenses included within Equity method earnings relating to our unconsolidated investment in DWS.

(3)	Reflects legal, consulting and accounting fees and expenses related to IPO preparation.

(4)

For the nine months ended September 30, 2023, transaction related expenses of $1.1 million consist of legal and accounting advisory fees associated with the acquisition of our interest in DWS. For both the nine months ended September 30, 2022 and the twelve months ended December 31, 2022, transaction related expenses of $0.5 million consist of legal and accounting advisory fees associated with the Pride acquisition. For the twelve months ended December 31, 2021, transaction related expenses of $4.0 million associated with the Rubicon acquisition consist of $2.1 million of legal and accounting advisory fees, as well as $1.9 million of non-cash expenses related to purchase price accounting adjustment. These transaction expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

(5)

For the nine months ended September 30, 2023, acquisition integration expenses were $1.2 million, primarily consisting of facility shutdown and integration costs for Rubicon facilities after the acquisition. For the nine months ended September 30, 2022, acquisition integration expenses were $3.1 million, primarily consisting of $1.0 million in facility shut-down and integration cost for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2022, acquisition integration expenses were $3.4 million, primarily consisting of $1.3 million in facility shutdown and integration costs for Rubicon facilities after the acquisition and $1.0 million of impairment charges to a facility as a result of integrating QCI after the acquisition. The remaining expenses are related to multiple immaterial integration fees for the Rubicon and Pride acquisitions. For the twelve months ended December 31, 2021, acquisition integration expenses were $4.5 million directly related to the Rubicon acquisition, primarily consisting of $2.2 million of severance costs, $0.9 million of litigation fees and $0.9 million of IT system integration fees. These acquisition integration expenses are one-time in nature and expenses that we do not view as normal operating expenses necessary to operate our business.

(6)

Annualized Total Debt to Adjusted EBITDA for the nine months ended September 30, 2023 and September 30, 2022 is calculated as Total Ending Debt for the periods presented divided by annualized Adjusted EBITDA (Adjusted EBITDA for the nine month period presented multiplied by four and divided by three).

Annualized Total Debt to Adjusted EBITDA as of September 30, 2023 was 0.5x, a decrease of 0.4x, or 40%, from 0.9x as of September 30, 2022. The primary reason for the decrease was higher Adjusted EBITDA due to the factors discussed above, and a decrease in total debt driven by increased repayments of our Credit Facility due to an increase in our cash generated by operating activities during the nine months ended September 30, 2023.

Total Debt to Adjusted EBITDA as of December 31, 2022 was 0.9x, a decrease of 0.1x, or 9%, from 1.0x as of December 31, 2021. The primary reason for the decrease was higher Adjusted EBITDA due to the factors discussed above, largely offset by an increase in total debt driven by increased borrowings under our Credit Agreement in order to fund the Pride acquisition and the growth in net working capital during 2022 as described above.

ROCE

The following table presents a reconciliation of the GAAP financial measure of operating profit to ROCE for each of the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Income from operations	$74,051	$56,632	$17,419	31%	$76,552	$14,077	$62,475	444%
Income tax expense	15,401	6,106	9,295	152%	9,651	3,842	5,809	151%

Operating profit, after tax	$58,650	$50,526	$8,124	16%	$66,901	$10,235	$56,666	554%

Beginning debt	89,119	39,216	49,903	127%	39,216	25,576	13,640	53%
Beginning equity	251,280	180,551	70,729	39%	180,551	90,730	89,821	99%
Ending debt	69,997	88,492	(18,495)	(21)%	89,119	39,216	49,903	127%
Ending equity	307,946	232,950	74,996	32%	251,280	180,551	70,729	39%

Average capital employed	$359,171	$270,605	$88,566	33%	$280,083	$168,037	$112,046	67%

ROCE	—	—	—	—	24%	6%	—	292%
Annualized ROCE(1)	22%	25%	—	(13)%	—	—	—	—

(1)

Annualized ROCE for the nine months ended September 30, 2023 and September 30, 2022 is calculated as annualized operating profit, after tax (operating profit, after tax for the nine month period presented multiplied by four and divided by three) divided by the average capital employed for the nine month period presented.

Annualized ROCE for the nine months ended September 30, 2023 and 2022 was 22% and 25%, respectively. The primary reason for the decrease was an increase in average capital employed of $88.6 million for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022, driven by an increase in average equity of $72.9 million primarily due to the effect of the increased net income of the Company into retained earnings, as a result of the factors discussed above, and an increase in average debt of $15.7 million primarily related to the Pride and DWS acquisitions. This decrease was partially offset by an increase in operating profit, after tax of $8.1 million, or 16%, to $58.7 million for the nine months ended September 30, 2023 as compared to $50.5 million for the nine months ended September 30, 2022.

ROCE for the year ended December 31, 2022 was 24%, an increase of 292% from 6% for the year ended December 31, 2021. The primary reason for the increase was a $56.7 million increase in operating profit related to increased revenue and operating leverage. The impact of increased operating profit on ROCE was partially offset by the $112.0 million increase in average capital employed driven primarily by a $49.9 million increase in borrowings to support higher activity levels and a $70.7 million increase in stockholders’ equity related to net income generated during the year and new equity issued as partial consideration to acquire Pride.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Net cash provided by (used in) operating activities	$54,479	$(11,017)	$65,496	594%	$(5,811)	$(2,025)	$(3,786)	(187)%
Net cash (used in) investing activities	$(31,607)	$(32,138)	$531	2%	$(37,522)	$(22,064)	$(15,458)	(70)%
Net cash provided by (used in) financing activities	$(23,032)	$43,897	$(66,929)	(152)%	$42,285	$10,052	$32,233	321%

Net cash provided by (used in) operating activities was $54.5 million and $(11.0) million for the nine months ended September 30, 2023 and 2022, respectively. The change in cash provided by (used in) operations for the nine months ended September 30, 2023 and September 30, 2022 was primarily driven by an increase in net income of $6.7 million, along with a $48.9 million reduction in the use of cash related to working capital items, including a $21.8 million decrease in the growth of accounts receivable balances and a $34.9 million decrease in the growth of inventory balances, offset by other working capital changes, as higher levels of growth in working capital balances were required during the nine months ended September 30, 2022 to support the higher level of growth in business activity during that period.

Net cash used in operating activities was $(5.8) million and $(2.0) million for the years ended December 31, 2022 and 2021, respectively. The increased use of cash was primarily driven by a $48.3 million increase in use of cash related to working capital items necessary to support a higher level of business activity, including a $10.5 million increase in the growth of accounts receivable balances tied to the 58% increase in revenues during 2022 as described above and a $30.3 million increase in the growth of inventory balances as higher levels of inventory were required to support higher levels of customer activity during 2022. Further, $6.7 million of 2022 net income was related to a deferred tax asset valuation allowance release, which is a non-cash item and was therefore deducted from operating cash flow. These increased uses of cash were partially offset by a $53.4 million increase in net income due to the factors described above.

Net cash used in investing activities was $(31.6) million and $(32.1) million for the nine months ended September 30, 2023 and 2022, respectively. The reduction in cash used in investing activities was a reduction of $10.6 million in cash payments for acquisitions, net of cash acquired, as the amount of cash used for the Pride acquisition occurring during the nine months ended September 30, 2022 was more than the amount of cash used for the DWS acquisition occurring during the nine months ended September 30, 2023. The reduction in cash payments for acquisitions, net of cash acquired, was offset by an increase of $10.9 million in capital expenditures necessary to support increased operations during the nine month period ended September 30, 2023 as compared to the nine month period ended September 30, 2022.

Net cash used in investing activities was $(37.5) million and $(22.1) million for the years ended December 31, 2022 and 2021, respectively. The primary reason for the change was a $6.7 million increase in cash payments for acquisitions, net of cash acquired, as the amount of cash used for the Pride acquisition in 2022 was greater than the amount of cash used in the Rubicon acquisition in 2021, as well as a $3.1 million increase in capital expenditures from 2021 to 2022 necessary to support the increased operations during 2022. The Pride acquisition in 2022 and the Rubicon acquisition in 2021 represent the largest uses of cash in investing activities during this time period.

Net cash provided by (used in) financing activities was $(23.0) million and $43.9 million for the nine months ended September 30, 2023 and 2022, respectively. The $66.9 million increase in cash used in financing activities is primarily related to net borrowing (repayment) activity under our Credit Agreement of $(15.8) million for the nine months ended September 30, 2023 as compared to $49.5 million for the nine months ended September 30, 2022, a net change of $65.3 million. Repayments made under our Credit Agreement during the nine months ended September 30, 2023 were due to our increased cash flow provided by operating activities. The borrowings made under our Credit Agreement during the nine months ended September 30, 2022 were used primarily to fund both the $28.9 million cash portion of the Pride acquisition, net of cash acquired, as well as the growth in net working capital as described above.

Net cash provided by financing activities was $42.3 million and $10.1 million for the years ended December 31, 2022 and 2021, respectively. The $32.2 million increase in cash provided by financing activities is primarily related to net borrowing activity under our Credit Agreement of $46.7 million for the year ended December 31, 2022 as compared to $10.4 million for the year ended December 31, 2021, an increase of $36.3 million. Borrowings under our Credit Agreement during 2022 were used primarily to fund both the $28.9 million cash portion of the Pride acquisition as well as the growth in net working capital as described above.

Free Cash Flow

The following table presents a reconciliation of the GAAP financial measure of net cash (used in) operating activities to Free Cash Flow for each of the periods indicated:

	Nine Months Ended September 30,				Year Ended December 31,
(in thousands)	2023	2022	$ Change	% Change	2022	2021	$ Change	% Change
Net cash provided by (used in) operating activities	$54,479	$(11,017)	$65,496	594%	$(5,811)	$(2,025)	$(3,786)	(187)%
Purchase of property and equipment.	(14,345)	(3,479)	(10,866)	(312)%	(9,575)	(6,443)	(3,132)	(49)%

Free Cash Flow	$40,134	$(14,496)	$54,630	377%	$(15,386)	$(8,468)	$(6,918)	(82)%

Free Cash Flow for the nine months ended September 30, 2023 was $40.1 million, an increase of $54.6 million, from $(14.5) million for the nine months ended September 30, 2022. The increase was driven by a $65.5 million increase in cash provided by operating activities as described above, offset by a $10.9 million increase in capital expenditures necessary to support the growth of the business as described above.

Free Cash Flow for the year ended December 31, 2022 was $(15.4) million, a decrease of $6.9 million, or 82%, from $(8.5) million for the year ended December 31, 2021. The decrease was driven by a $3.8 million increase in cash used in operating activities as described above, as well as a $3.1 million increase in capital expenditures necessary to support the growth of the business as described above.

Liquidity and Capital Resources

Our primary sources of liquidity are, and after the completion of this offering are expected to continue to be, our existing cash, cash provided by operating activities, borrowings under the Credit Facility and proceeds from this offering. As of September 30, 2023, we had cash and restricted cash of $8.3 million and availability under the Revolver (as defined herein) of $67.7 million. Our total indebtedness was $70.0 million as of September 30, 2023. After giving effect to the application of the estimated net proceeds from this offering, we expect to fully repay any borrowings under the Revolver, without a permanent reduction of the commitments thereunder. See “Use of Proceeds.”

Our principal liquidity needs have been, and are expected to continue to be, working capital, capital expenditures, debt service and potential mergers and acquisitions. Historically capital expenditures have been relatively modest, with working capital being the predominant use of cash for the Company during periods of growth. We continuously evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including, among other things, prevailing economic conditions, market conditions in the oil and natural gas industry, customers’ forecasts, demand volatility and company initiatives.

We have certain obligations related to debt maturities, finance leases and operating leases. As of December 31, 2022, we have $9.7 million of minimum non-cancelable lease obligations during 2024, comprised of $3.0 million of capital lease maturities and $6.7 million of non-cancelable operating lease obligations. For the periods after 2024, we have an additional $17.4 million of minimum non-cancelable lease obligations comprised of $1.7 million of capital lease maturities and $15.7 million of non-cancelable operating lease obligations. As of December 31, 2022, interest rates on our lease obligations range from 0.86% -8.79%. See “Note 11—Leases” to our consolidated financial statements for the years ended December 31, 2022 and 2021 for additional information. In addition, as of December 31, 2022, we have $16.9 million of debt maturities during 2024 comprised of $11.9 million of Subordinated Note (as defined herein) maturities and $5.0 million of required amortization payments on our Term Loan (as defined herein). For the periods after 2024, we have an additional $12.7 million of debt maturities representing the remaining balance on our Term Loan. Any outstanding balances under our Revolver (as defined herein) would become due and payable during 2026. Interest on the Subordinated Notes is 7.50%, and our effective interest rate on the Term Loan and Revolver for the nine months ended September 30, 2023 were 8.15% and 8.76%, respectively. In December 2023, we paid off all outstanding principal and accrued interest on the Subordinated Notes. See “Note 9—Debt” to our consolidated financial statements for additional information.

We believe that our existing cash on hand, cash generated from operations and available capacity under the Revolver will be sufficient to meet our liquidity needs in the short-and long-term. Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the oil and natural gas industry, availability and cost of raw materials, and other factors, many of which are beyond our control.

Credit Agreement

The Company, Tercel Oilfield Products USA L.L.C., Top-Co Inc. and Pride (collectively, the “Borrowers”) entered into the Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement in June 2022 and as amended in November 2022, April 2023 and December 2023 (the “Credit Agreement”), with PNC Bank, National Association, as agent, and the lenders party thereto. The Credit Agreement provides for (i)(x) a term loan tranche in a principal amount of the lesser of $25.0 million and a certain amount determined based, in part, on appraised values of certain assets of the Company and certain of its subsidiaries and (y) an additional term loan in a principal amount of approximately $4.9 million, which was outstanding under the prior credit agreement (collectively, the “Term Loan”) and (ii) a revolving credit facility of up to $110.0 million with a $5.0 million sublimit for letters of credit and a $11.0 million swing loan (collectively, the “Revolver” and, together with the Term Loan, the “Credit Facility”).

The Credit Facility matures on June 10, 2026. The Term Loan is amortized in an amount equal to $1.25 million each quarter. Amounts borrowed under the Credit Facility are subject to an interest rate per annum equal to, at the Company’s option, either (a) an alternative base rate determined as the highest of (i) the base commercial lending rate of PNC Bank, National Association, (ii) the overnight federal funds rate (subject to a 0% floor) plus 0.5% and (iii) Daily Simple SOFR (as defined in the Credit Agreement) plus 1% (such base rate to be subject to a 0% floor) or (b) the forward-looking term rate based on the secured overnight financing rate (“SOFR”) divided by a number equal to 1.00 minus any SOFR reserve percentage (such term rate to be subject to a 0% floor), plus, in each case of clauses (a) and (b) above, an applicable margin of 0.75% for swing loans and alternative base rate revolving loans, 1.75% for term SOFR revolving loans, 1.00% for alternative base rate term loans and 2.00% for term SOFR term loans. Interest is payable monthly for alternate base rate loans and at the end of the applicable interest period for term SOFR loans (or quarterly if the applicable interest period is longer than three months). For the nine months ended September 30, 2023 and September 30, 2022, the Company’s effective interest rate on the Term Loan was approximately 8.15% and 6.39%, respectively, and the effective interest rate on the Revolver was approximately 8.76% and 7.08%, respectively.

In addition to paying interest on outstanding borrowings under the Credit Facility, the Company is required to pay a quarterly commitment fee to the lenders under the Credit Agreement equal to 0.25% per annum on the amount by which $110.0 million exceeds the daily unpaid balance of the Revolver on any day.

The Credit Facility is secured by liens on substantially all of the assets of the Borrowers and certain future subsidiaries of the Company and guarantees from certain future subsidiaries of the Company. The Credit Facility requires the Borrowers to make mandatory prepayments on the outstanding amount of (i) the Term Loan in an amount equal to 25% of excess cash flow for each fiscal year, (ii) the Credit Facility if Borrowers issue debt other than certain permitted debt and (iii) the Term Loan and/or the Revolver if the Borrowers issue equity interests the proceeds of which are not used for certain purposes.

The Credit Agreement contains restrictive covenants that may limit our ability to, among other things, incur additional indebtedness, guarantee obligations, incur liens, make investments, loans or capital expenditures, sell or dispose of assets, enter into mergers or consolidations, enter into transactions with affiliates, or make or declare dividends. The Credit Agreement also requires the Borrowers to maintain as of the last day of each fiscal quarter, a total leverage ratio of not more than 2.50 to 1.00 for the four quarter period then ending as long as the Term Loan is outstanding. In addition, the Credit Facility contains a springing covenant that requires the Borrowers to maintain, as of the last day of each fiscal quarter, a fixed charge coverage ratio of not less than 1.10 to 1.00 for the four quarter period then ending if (i) an event of default occurs and is continuing or (ii) the lesser of (x) the undrawn availability of the Revolver and (y) a certain amount determined based, in part, on appraised values of certain assets of the Company and certain of its subsidiaries, is less than 20% of $110.0 million plus any increases to the maximum principal amount of the Revolver in accordance with the terms of the Credit Agreement. As of September 30, 2023, we were in compliance with all covenants under the Credit Facility.

If an event of default exists under the Credit Agreement, the lenders will be able to accelerate the maturity of the Credit Facility and exercise other rights and remedies. An event of default includes, among other things, the nonpayment of principal, interest, fees or other amounts, the failure of any representation or warranty to be correct when made or deemed made in all material respects, the failure to perform or observe covenants in the Credit Agreement or other loan documents, subject, in limited circumstances, to certain grace periods, a cross-default to certain other indebtedness if the effect of such default is to cause, or permit the holders of such indebtedness to cause, the acceleration of such indebtedness, the occurrence of bankruptcy or insolvency events, the rendering of material monetary judgments, the invalidity of any guaranty, security agreement or pledge agreement and the occurrence of a Change of Control (as defined in the Credit Agreement).

As of September 30, 2023, we had $19.0 million and $23.1 million, respectively, of borrowings outstanding under the Term Loan, $31.3 million and $47.0 million, respectively, of borrowings outstanding under the Revolver. After giving effect to the application of the estimated net proceeds from this offering, we expect the Revolver to be undrawn. In December 2023, the Company entered into the Third Amendment to the Second A&R Credit Agreement (the “Third Amendment”), in which the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date.

Subordinated Notes

On June 10, 2019, in conjunction with multiple acquisitions, the Company issued subordinated notes totaling approximately $11.9 million (collectively, the “Subordinated Notes”) payable to the sellers as part of the consideration paid by the Company for the acquired assets. In connection with the December 2023 Third Amendment to the Credit Agreement, the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date notwithstanding anything to the contrary in the Subordination Agreements, and each such Subordinated Note was repaid in full in December 2023.

Off-Balance Sheet Arrangements

Currently, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on a company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is derived from the review of our consolidated financial statements prepared in accordance with GAAP, which includes our interpretation of accounting guidance and application through accounting policies. The preparation of financial statements requires the use of judgments and estimates. Our critical accounting estimates are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimates and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex judgments and assessments and is fundamental to our results of operations.

We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting estimates used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes.

Income Taxes

Deferred taxes are recorded using the asset and liability method, whereby tax assets and liabilities are determined based on the differences between the carrying amount and tax basis of assets and liabilities using enacted tax laws and rates expected to apply to taxable income in the year in which the differences are expected to reverse. We regularly evaluate the valuation allowances established for deferred tax assets for which future realization is uncertain. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence, including scheduled reversals of deferred tax assets and liabilities, projected future taxable income, tax planning strategies and results of recent operations. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded. The Company recognizes a tax benefit in our financial statements for an uncertain tax position only if management’s assessment is that the position is “more likely than not” (i.e., a likelihood greater than 50 percent) to be allowed by the tax jurisdiction based solely on the technical merits of the position. The term “tax position” in the accounting standards for income taxes refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Our financial statements could be materially affected if: (i) our actual results differ significantly from our forecast estimates; (ii) there are future changes in enacted tax laws with retroactive application; or (iii) tax authorities do not agree with our application of the tax law to our circumstances and the matter is not ultimately resolved in our favor.

Business Combinations and Goodwill

We recognize and measure the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, with any difference in excess of the purchase consideration recorded as goodwill. Certain assumptions and estimates are employed in evaluating the fair value of assets acquired and liabilities assumed. These estimates may be affected by factors such as changing market conditions, technological advances in the oil and natural gas industry or changes in regulations governing that industry. The most significant assumptions requiring judgment involve identifying and estimating the fair value of intangible assets and the associated useful lives for establishing amortization periods. To finalize purchase accounting for significant acquisitions, we utilize the services of independent valuation specialists to assist in the determination of the fair value of acquired intangible assets.

Impairments

We evaluate our property and equipment and identifiable intangible assets for impairment whenever changes in circumstances indicate that the carrying amount of an asset group may not be recoverable or if there are potential indicators of impairment. We also perform an annual impairment analysis of goodwill as of December 31st, or whenever there is a triggering event that indicates an impairment loss may have been incurred. Estimating future net cash flows requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. These forecasts are uncertain in that they require assumptions about our revenue growth, operating margins, capital expenditures, future market conditions and technological developments. In addition, if we are required to determine the fair value of our reporting units to test goodwill for impairment, we must apply estimates, assumptions, and judgment regarding revenue growth, operating margins, capital expenditures, future market conditions, weighted average costs of capital and terminal growth rate, and we must evaluate the metrics of a deemed set of comparable companies and market earnings multiples. Actual results may not align with these assumptions, and our expectations regarding future net cash flows may change such that a material impairment could result.

We believe that the estimates and assumptions used in our impairment assessments are reasonable. However, if market conditions change dramatically, the impact on our forecasts and projections may be significant which could result in future impairments for our reportable units with long-term assets including goodwill.

Recent Accounting Pronouncements

Reference Rate Reform (Topic 848).    In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of ASC 848 and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform. This guidance permits entities to elect certain optional expedients and exceptions when accounting for contract modifications for receivables, debt, and leases related to reference rate reform as well as derivative contracts and certain hedging relationships affected by reference rate reform activities under way in global financial markets. ASU 2020-04 is effective for all entities for annual periods beginning after December 15, 2020 through December 31, 2024, at which time transition is expected to be complete.

The Company concluded the debt agreement amendments in 2021 and 2022 were not in scope for ASC 848, as such, the Company did not elect any of the related expedient for debt modification. The Company accounted for the amendments to the debt agreement in accordance with debt modification guidance under ASC 470. The Company will continue to assess the application of the expedients under ASC 848 for future debt amendments.

Credit Losses (Topic 326).    In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information. ASU 2016-13 is effective for Securities and Exchange Commission filers, excluding smaller reporting companies, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance is effective for all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU No. 2016-13 on January 1, 2023, with no material impact on the Condensed Consolidated Financial Statements for the nine months ended September 30, 2023.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. However, we will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our second annual report on Form 10-K after we become a public company.

Furthermore, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal control over financial reporting and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. See “—Implications of Being an Emerging Growth Company.”

In preparation of our financial statements to meet the requirements applicable to this offering, we identified material weaknesses in our internal control over financial reporting during the year ended December 31, 2022. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We did not design and maintain effective controls related to the accounting for income taxes at a sufficient level of precision or rigor to prepare, review and reconcile the income tax provision, related income tax assets and liabilities and corresponding valuation allowance and the income tax disclosures in our consolidated financial statements. In addition, we did not design and maintain effective controls related to the review of the accounting for income taxes as a result of our failure to employ personnel with adequate expertise to identify and evaluate complex income tax accounting matters. These findings resulted in material weaknesses in our internal control over financial reporting. The material weaknesses described above resulted in audit adjustments to deferred tax assets and liabilities, the income tax valuation allowance and related disclosures as of and for the year ended December 31, 2022. Additionally, the material weaknesses described above could result in a misstatement of the aforementioned account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We have begun to take steps towards remediating these material weaknesses primarily by designing and implementing additional internal controls, including those related to (i) the preparation and review of the income tax provision, related income tax assets and liabilities and corresponding valuation allowance, and the income tax disclosures in our consolidated financial statements to ensure the mathematical accuracy and completeness of information underlying the income tax provision conclusions are sufficient to timely identify potential misstatements, and (ii) the employment of personnel with adequate expertise to identify and evaluate complex income tax accounting matters. Although we believe that we are addressing the internal control deficiencies that led to the material weaknesses, the measures we have taken, and plan to take, may not be effective.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate control over financial reporting in the future, or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act. We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required by reporting requirements under Section 404 of the Sarbanes-Oxley Act after the completion of this offering. If material weaknesses emerge related to financial reporting, we encounter difficulties in implementing or improving our internal controls or we otherwise fail to develop and maintain effective internal control over financial reporting, then our reputation and operating results could be harmed, we could fail to meet our reporting obligations or we may have a restatement of our financial statements. Ineffective internal control over financial reporting could also cause current and potential investors to lose confidence in our reported financial information, which would harm our business and likely have a negative effect on the trading price of our shares of common stock.

Inflation

During 2021 and 2022, we experienced significant inflation in costs related to providing our products and services as a result of global inflationary trends. To date, these costs have largely been passed on to customers and we do not believe that the effects of inflation have had a material effect on our business, financial condition or results of operations. However, if our costs remain subject to significant inflationary pressures, we may not be able to offset such increased costs through price increases. Our inability or failure to offset any such cost increases in the future could have a material adverse effect on our business, financial condition and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Commodity Price Risk

The market for our products and services is indirectly exposed to fluctuations in the prices of oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the exploration and production industries. Additionally, because we do not sell our products under long-term contracts, we believe that we are particularly exposed to short-term fluctuations in the prices of oil and natural gas. We do not currently intend to hedge our indirect exposure to commodity price risk.

Foreign Currency Exchange Rate Risk

A portion of our revenues are derived internationally and, accordingly, our competitiveness and financial results may be impacted by foreign currency fluctuations where revenues and costs are denominated in local currencies rather than U.S. dollars. During the nine months ended September 30, 2023 and 2022, approximately 6% and 6%, respectively, of our revenues were denominated in foreign currencies. During the twelve months ended December 31, 2022 and 2021, approximately 6% and 5%, respectively, of our revenues were denominated in foreign currencies. We do not currently intend to hedge our exposure to foreign exchange rate risk.

Interest Rate Risk

We are primarily exposed to interest rate risk through the Revolver and Term Loan. As of September 30, 2023, we had $50.3 million in variable rate debt outstanding, consisting of $19.0 million under the Term Loan and $31.3 million under the Revolver which bear interest at an adjusted SOFR rate plus an applicable margin or at the alternate base rate plus an applicable margin. We do not currently intend to hedge our exposure to interest rate risk.

Credit Risk

Our customers are primarily E&P operators. This concentration of counterparties operating in a single industry may increase our overall exposure to credit risk in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. We manage credit risk by analyzing the counterparties’ financial condition prior to accepting new customers and prior to adjusting existing credit limits.

INDUSTRY OVERVIEW

Our Industry

Oil and natural gas play a critical role in enabling modern society to function and providing productive lives for the global population. We believe that global energy demand will increase over the coming decades and that hydrocarbons will remain an important component of the global energy supply mix. The IEA forecasts that by 2050 the global population will grow by approximately 1.7 billion and that global GDP will more than double. Over this same period, the IEA’s 2023 World Energy Outlook, Stated Policies Scenario estimates that the global supply of energy will increase by approximately 15%. We believe that this increase in supply will be driven by growth in consumption on a per capita basis in developing nations, where a large majority of the global population resides. The IEA estimates that oil and natural gas will remain the largest contributor to the global energy supply mix in 2050, accounting for approximately 46% of global energy supply.

Global Energy Supply (Exajoules)

Source: IEA 2023 World Energy Outlook, Stated Policies Scenario

Our business is driven by the number of oil and natural gas wells drilled worldwide, which, in turn, is tied to the level of global spending of the oil and natural gas E&P industry. Rystad Energy expects global E&P capital spending, excluding Russia and China, to increase 18% from $211 billion in 2022 to $249 billion in 2025. Rystad Energy also estimates that the annual number of global wells drilled, excluding Russia and China, will increase 10% from approximately 34,000 in 2022 to approximately 37,400 in 2025, which we expect will lead to additional revenue opportunities for our business. As a result, the average E&P capex spending per well is expected to increase 7% from $6.2 million per well in 2022 to $6.7 million per well in 2025, a trend that would increase the TAM of our business. The pace of development activity is driven by expected well profitability and returns, which, in turn, are influenced by several factors, including current global oil and natural gas supply and demand balances, current and expected future prices for oil and natural gas and the perceived stability and sustainability of these commodity prices over time.

Global E&P Capex Spending ($ in billions)	North America vs. International & Offshore Wells Drilled (in thousands)

Average E&P Capex Spending Per Well ($ in millions)

Source: Rystad Energy

Note: Excludes Russia and China. Excludes exploratory capex and facilities capex.

In 2020, the COVID-19 pandemic resulted in a material decline in global economic activity and significantly reduced the demand for oil and natural gas, correspondingly leading to a material decline in oil and natural gas prices. In response, E&P operators dramatically lowered spending activity, which reduced the demand for our products, leading to lower revenues. As the COVID-19 pandemic government policies were rolled back or relaxed, economic activity recovered. The global demand for oil and natural gas subsequently recovered to near pre-COVID levels by the fourth quarter of 2021. As a result, E&P operators increased spending 11% in 2021 and 39% in 2022, and demand for our products and services improved, resulting in increased revenue for us. It is estimated that total hydrocarbon demand will increase modestly over the medium-term. The Rystad Energy Base Case, as of October 2023, forecasts global liquids and natural gas demand each increasing approximately 5% from 2022 to 2025.

Global Liquids Demand (mmbblpd)	Global Natural Gas Demand (bcfepd)

Source: Rystad Energy

We believe that the outlook for oil and natural gas development activity and prices remains positive. Multiple years of underinvestment in oil and natural gas development has left the industry with a limited amount of spare production capacity. Additionally, public E&P operators have adopted a more conservative approach to capital spending in response to stockholders’ desire for increased return of capital. We believe that these factors have laid a foundation to support oil and natural gas prices and will lead to a sustained spending cycle and increased activity levels by our customers in the near- and medium-term.

Global oil and natural gas investment in 2022, excluding Russia and China, was approximately 4% below 2019’s pre-COVID-19 pandemic level, as estimated by Rystad Energy. We believe that service costs have increased meaningfully over this same period implying that activity remains below pre-COVID-19 pandemic levels. We believe that oil and natural gas production is fundamentally a capital-intensive business and that depleted resources cannot be starved of investment capital indefinitely without materially degrading the global supply base. Further, we believe that there is limited spare oil and natural gas production capacity available to meet demand growth expectations. We believe that the current low levels of E&P capital spending are not sustainable and that the E&P industry will require more capital investment in order to increase production capacity and meet near- and long-term demand for oil and natural gas.

Presence Across All Major North American Onshore Basins

Note: Above locations do not represent an exhaustive list.

NAM Market Industry Trends

The U.S. and Canadian onshore market, which we refer to as our NAM market, represents approximately 71% of our total revenue in 2022. The NAM market is core to us as our products have broad applicability, and we maintain a robust sales presence as well as service and distribution infrastructure across the region. The market is primarily characterized by short-cycle investment in unconventional, high decline rate wells. NAM market unconventional resources have emerged as a flexible, short-cycle source of oil and natural gas production for E&P operators and a critical component of the global hydrocarbon supply mix. We believe that unconventional developments typically require less capital investment and can be drilled and completed more quickly than longer-cycle offshore or international developments. As a result, E&P operators can respond faster to changes in oil and natural gas prices. Active operators in the region include IOCs as well as publicly listed, private equity backed and privately owned E&P operators.

We view the NAM market as relatively service intensive and prone to adopt the latest technologies. Successfully competing in these markets requires high levels of customer responsiveness, nimble product development capabilities and a robust sales, distribution and service infrastructure. There is a proliferation of E&P operators who seek to offset the costs of the service intensity by utilizing innovative products and techniques across the well lifecycle. These market dynamics have provided a fertile environment for us to innovate and commercialize new technologies. Our focus on investing in sustaining engineering initiatives for our existing products and new product development have enhanced our growth in the NAM market and have created a pipeline of products that can be exported to our other markets.

According to Rystad Energy, U.S. oil production is expected to grow 21% from 10.1 million barrels per day in 2022 to 12.3 million barrels per day in 2025. The majority of this oil production is expected to come from Permian Basin, Eagle Ford Shale and Williston Basin. Longer-term, we believe that the production of crude oil will continue at levels above what was observed in 2022. U.S. onshore natural gas production is expected to grow 14% from 95 billion cubic feet per day in 2022 to 109 billion cubic feet per day in 2025. The majority of this production is expected to come from Marcellus Shale, Utica Shale, Haynesville Shale and Permian Basin. Similarly, in Canada, Rystad Energy estimates total onshore oil and natural gas production to grow 15% from 7.4 million barrels of oil equivalent per day in 2022 to 8.5 million barrels of oil equivalent per day in 2025. This increase in oil and natural gas production will require a larger number of wells to be drilled annually. Rystad Energy estimates that the number of U.S. and Canadian onshore wells drilled will increase approximately 13% from 2022 to 2025.

North America Historical and Projected Oil and Natural Gas Production (mmboepd)	North America Wells Drilled (in thousands)

Source: Rystad Energy

We believe that the quality or productivity of acreage in the NAM market has deteriorated over the last several years. For example, Rystad Energy estimates that the average 30-day IP per 1,000 feet of lateral length for a Permian Basin oil well declined by 17% from 106 barrels of oil per day in 2021 to 88 barrels of oil per day in 2023 as of October 2023. As a result of E&P operators migrating from more productive “Tier 1” acreage to less productive “Tier 2” acreage, we believe that we will see an increase in the number of wells needing to be drilled if oil and natural gas production is to be held flat. Furthermore, as the recent cost to develop an oil well has increased, the 30-day IP per 1,000 feet of lateral length per $1.0 million of well development cost has decreased by 42% from 17 barrels of oil per day in 2021 to 10 barrels of oil per day in 2023 as of October 2023. We believe that these trends will increase demand for our products if more wells and greater spending per well are required to compensate for lower production.

Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length (Oil Recovery, bpd)	Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length per $1.0 million of Well Development Cost (Oil Recovery, bpd)

Source: Rystad Energy

Note: Well development costs include intangible drilling and completion costs and tangible costs.

In addition to this trend, E&P operators in the NAM market are increasingly focused on maximizing well productivity and return on investment through new technologies, well designs and operating efficiencies. Well construction intensity levels have increased with longer wellbore lateral lengths being drilled to increase wellbore exposure to the hydrocarbon-bearing formation. For example, Rystad Energy estimates that the average lateral length for a U.S. well in the Permian Basin has increased from 6,785 feet in 2016 to 9,509 feet in 2022, representing a 40% increase. As many of our products are consumed downhole, this trend in well construction intensity has increased demand for our products on a per-well basis relative to prior periods. Rystad Energy expects average lateral lengths will continue to increase, which we believe will continue to drive demand for our products.

Average Permian Basin Wellbore Lateral Length (feet)

Source: Rystad Energy

Global Geographic Footprint

Note: Above locations do not represent an exhaustive list.

Strategic Partners include our network of distribution, sales and manufacturing partners.

International and Offshore Markets Industry Trends

The International and Offshore markets represent approximately 29% of our total 2022 revenue. We are focused on significantly increasing our presence in these markets as they are typically subject to long-cycle investment horizons, exhibit relatively less cyclicality than the NAM market and produce hydrocarbons from slow-declining reservoirs with steady production. International and Offshore markets development projects often require several years of planning before an investment decision is finalized. The International and Offshore markets customer base is typically composed of IOCs, NOCs and multinational service companies.

We believe that we benefit from higher barriers to entry that exist for product and service companies that support the primary end users in our International and Offshore markets, IOCs and NOCs, relative to the NAM market. Successfully competing in these markets often requires high levels of product quality, product differentiation, geographic scale and the ability to bring to market technological innovations. Product and service providers may also have to complete lengthy and rigorous product approval processes set forth by customers. Establishing physical and administrative infrastructure and sales channels, often in remote locations, can be challenging. The required technical capabilities and track record of product performance and reliability for service providers are often higher in these markets than in the NAM market.

The Middle East represents our largest International and Offshore market, accounting for approximately 41% of our 2022 International and Offshore markets revenue. Within this region, we generated the majority of our revenue in Saudi Arabia, and we also maintain a presence across other regional markets, including the United Arab Emirates, Oman, Qatar, Kuwait and Iraq, among others. According to Rystad Energy, oil and natural gas production in the Middle East is expected to grow 7% between 2022 and 2025. Rystad Energy estimates that the Middle East produced approximately

38 million barrels of oil equivalent per day in 2022 and is expected to produce approximately 41 million barrels of oil equivalent per day in 2025. This increase in production will be driven by an increase in development activity. According to Rystad Energy, the annual number of wells drilled and completed in the Middle East is expected to grow from approximately 3,700 in 2022 to approximately 4,300 in 2025.

Middle East Historical and Projected Oil and Natural Gas Production (mmboepd)	Middle East Wells Drilled (in thousands)

Source: Rystad Energy

In Latin America, which accounted for approximately 27% of our International and Offshore markets revenue in 2022, Innovex actively works with customers to develop both onshore and offshore projects. We expect Latin America to be one of the fastest growing international regions by total oil and natural gas production, with 2022 to 2025 growth expected to total approximately 8%, according to Rystad Energy. Offshore activity is expected to drive meaningful production growth in the region, in particular, through the development of offshore resources in Guyana and Brazil, countries where Innovex has an established presence. Rystad Energy estimates that oil and natural gas production in Guyana and Brazil will grow 87% and 26% from 2022 to 2025, respectively, and that the annual numbers of wells drilled will grow 20% and 99%, respectively, over the same time period. In addition to Guyana and Brazil, Innovex has a strong presence in other major regional markets, including Mexico, Colombia, Ecuador and Argentina.

Brazil Historical and Projected Oil and Natural Gas Production (mmboepd)	Brazil Wells Drilled

Source: Rystad Energy

Guyana Historical and Projected Oil and Natural Gas Production (mboepd)	Guyana Wells Drilled

Source: Rystad Energy

The U.S. Gulf of Mexico has been a key offshore geography for us and accounted for approximately 16% of our 2022 International and Offshore markets revenue. We conduct most of our work in the deepwater areas of the region that require extensive technical knowledge and customer responsiveness. The region has long been a core asset for many IOCs. Deepwater development activity is expected to grow in the near term. Rystad Energy estimates that the annual number of deepwater wells drilled will grow by 10% from 2022 to 2025. The corresponding increase in U.S. Gulf of Mexico deepwater oil and natural gas production from 2022 to 2025 is expected to be 18%.

Gulf of Mexico Deepwater Historical and Projected Oil and Natural Gas Production (mmboepd)	Gulf of Mexico Deepwater Wells Drilled

Source: Rystad Energy

BUSINESS

Our Company

Innovex designs, manufactures, sells and rents mission critical engineered products to the global oil and natural gas industry. Our vision has been to create a global leader in well-centric products and technologies through organic, customer-linked innovations and disciplined acquisitions to drive leading returns for our investors. Our products are used across the lifecycle of the well (during the construction, completion, production and intervention phases) and are typically utilized downhole and consumable in nature. Our products perform a critical well function, and we believe they are chosen due to their reliability and capacity to save our customers time and lower costs during the well lifecycle. We believe that our products have a significant impact on a well’s performance and economic profile relative to the price we charge, creating a “Big Impact, Small Ticket” value proposition. The majority of our 2022 revenue came from product families that we believe hold a top three competitive position in their primary markets based on our TAM estimates. We estimate that our TAM for our applicable products across the NAM market was approximately $2.0 billion in 2022 and $1.6 billion in 2021. We have a growing presence across our International and Offshore markets and estimate that the TAM for our applicable products across these regions was approximately $2.2 billion in 2022 and $2.0 billion in 2021. Please see “—Our Organic Growth Strategy” for an explanation of how we calculate our TAM. Many of our products can be used in a significant portion of our customers’ wells globally, with our most advanced products providing mission critical solutions for some of the most challenging and complex wells in the world. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Our business is high margin and capital-light, enabling us to generate strong returns on invested capital. We have a disciplined history of successfully sourcing and integrating strategic acquisitions.

The Innovex Wellbore	Innovex Overview

Note: Not to scale; not inclusive of all products sold by Innovex.

We are a global company, and in 2022, we sold products in approximately 65 countries. The NAM market made up approximately 71% of our 2022 revenue, while the International and Offshore markets constituted 29%. Within the NAM market, we have a strong presence in the United States and a growing presence in Canada. The Permian Basin is our largest operating region within this market, making up over half of our 2022 NAM revenue. The NAM market is core to us, and we maintain a robust sales and distribution infrastructure across the region. Our products have broad applicability in this market, particularly for horizontal or unconventional wells that have become prevalent methods of oil and natural gas development across the region. We are focused on significantly increasing our revenue from the International and Offshore markets as these regions are typically subject to long-cycle investment horizons and exhibit relatively less cyclicality than the NAM market. The Middle East, and in particular Saudi Arabia, has been a key source of growth for the Company and has become our largest International and Offshore market. We also operate across Latin America, Europe and the U.S. Gulf of Mexico, among other regions. To enhance our global reach, we have complemented our locations across these markets with a network of strategic distribution, sales and manufacturing partners.

2022 Percentage of Revenue by Market

Strategic Geographic Global Footprint

Note: Above locations do not represent an exhaustive list.

Strategic Partners include our network of distribution, sales and manufacturing partners.

We are an innovator and have a development process and culture focused on creating proprietary products for our customers. Approximately 51% of our 2022 revenue was derived from products that we developed internally. We seek to work with our customers to solve their operational challenges. We believe that these collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a unique culture that we view as having been critical to our success in the commercialization of new products. We define our culture as “No Barriers.” Our goal is to remove internal barriers that slow the pace of innovation and empower our employees to be responsive to our customers’ needs, while maintaining a focus on returns for the Company. As a result of our culture and our commitment to customer responsiveness, we believe that we are more agile and able to innovate faster than our larger competitors based on publicly available information.

Based on our TAM estimates, we believe that we have been successful in capturing market share across both of our geographic markets. In 2022, as compared to 2021, we estimate that we grew our NAM market share to 16% from 13%. Across the International and Offshore markets, we estimate our market share grew to 6% from 4% over the same time period. We believe that we are well positioned to continue to capture market share across both geographic markets and view the International and Offshore markets as a significant growth opportunity.

Our organic growth has been complemented by a disciplined and contrarian acquisition strategy. We view acquisitions as a core competency and have identified a rich opportunity set of acquisition targets that we believe are seeking to transact. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria.

We have a broad customer base, ranging from the largest IOCs, NOCs, E&P companies as well as multinational and regional oilfield service companies. Once a new product has been commercialized or acquired, our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly.

We were formed in 2016 through the combination of three consumable products companies with long operating histories. Since our inception, we have achieved strong financial results. Our revenues have grown from approximately $97.9 million in 2016 to $467.2 million in 2022, a CAGR of approximately 30%.

Our business is high margin and capital-light, which enables us to generate strong returns on invested capital. In 2022, our net income, operating profit and Adjusted EBITDA were equivalent to approximately 14%, 16% and 22% of revenue, respectively. Over the same period, investments in property and equipment accounted for only approximately 2% of revenue, we earned approximately $76.6 million in income from operations and our ROCE, a metric which we utilize to assess the effectiveness of our capital allocation over time, was approximately 24%. We believe that our global sales and distribution network as well as our manufacturing capacity and vendor network position us well to drive revenue growth and margin expansion. Please see “Summary Historical Financial Data—Non-GAAP Financial Measures” for the definitions of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE and a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE to our most directly comparable financial measures calculated and presented in accordance with GAAP.

We believe that we can create value for our stockholders across the industry cycle and view our “through-cycle playbook” as having helped us outperform in all market environments. We prioritize protecting the long-term health of the Company through investments in R&D and sustaining engineering in our existing portfolio in all market environments. We seek to maintain a conservative balance sheet to preserve operational and financial flexibility through the industry cycle. We believe that we have a strong track record of creating stockholder value by successfully sourcing, executing and integrating strategic acquisitions in all market environments, while preserving a strong balance sheet.

The Innovex Through-Cycle Playbook

Our Technology Development Process and Product Portfolio

We view our new technology development and ongoing product advancement initiatives as key to our strategy and believe that we have a repeatable process to drive organic product innovation to meet our customers’ well design needs. We maintain an engineering team of approximately 50 individuals that are focused on R&D as well as ongoing product enhancements. The engineering team is based in our Humble, Texas headquarters and has representatives that sit across our global offices in the Middle East, Latin America and Europe. Having a presence near our customers enables us to better understand their challenges, which helps identify and prioritize our market opportunities and maximizes the value of our engineering resources. We focus on maintaining an active pipeline of potential new products across various stages of development. We intend to grow our presence in the International and Offshore markets and believe there is a large opportunity to develop new products to meet customer needs in these regions. At the end of 2022, a significant portion of our new product development pipeline was oriented towards the International and Offshore markets.

Our products provide a critical well function, and we believe that their costs represent a small fraction of the total spend on a well but have a significant impact on the well’s performance and economic profile, creating a Big Impact, Small Ticket value proposition. We estimate that if all our applicable products were employed over the life of a typical Permian Basin shale well, it would constitute less than 2% of the total cost to drill, construct, complete and produce the well (based on Rystad Energy’s analysis of the cost of a typical Permian Basin shale well). We believe that our products are chosen due to their reliability and ability to save our customers time and costs during the well lifecycle, such as a reduction in the number of runs downhole or the elimination of an otherwise necessary product or service, rather than to solely for their price.

Cost of a Typical Permian Basin Shale Well in Relation to an Illustrative Innovex Ticket

Source: Rystad Energy, excludes facility costs.

The majority of our 2022 revenue came from product families that we believe hold a top three competitive position in their primary markets based on our TAM estimates. Our products are highly engineered, and we utilize a robust intellectual property strategy to maintain and protect our proprietary technology and market position. As of September 30, 2023, we held approximately 300 U.S. and international patents across our product portfolio and 28 U.S. patent applications.

We generate our revenue from three primary sources: sales of consumable, single-use products and other associated revenues, such as freight (“Consumable Product Sales”); rentals of proprietary tools that are used to deploy our consumable products or to provide a critical well function (“Proprietary Rental Tools”); and services that are typically connected to the well-site deployment of our engineered products and other field services (“Product Connected Services”). Of our 2022 revenue, approximately 86% was generated from Consumable Product Sales, approximately 7% was generated from Proprietary Rental Tools and approximately 7% was generated from Product Connected Services.

As we believe that demand for our products is primarily activity-driven (i.e., correlated with global spending on exploration and production of oil and natural gas and with general industry activity), we are not exposed to the highly cyclical capital equipment build cycle for the oil and natural gas industry.

2022 Revenue Type	Product Offering and Business Model Highlights

Our products are used across the lifecycle of our customers’ wells. In 2022, well construction phase products were 44% of revenue, well completion phase products were 32% and well production and intervention phase products made up the remaining 24%. Our diverse spectrum of products and services enables us to generate revenue from the initial drilling and completion of a well through the production and intervention phase of the asset’s life. Our product portfolio consists of fourteen major product families, comprised of over 10,000 SKUs. We believe that we are not dependent on any single technology. We are a single point of contact for many of our customers’ needs. Our product offerings position us to support our customers in solving a range of well-site challenges and diversify our revenue base.

2022 Revenue by Well Lifecycle Phase	Product Diversity

We define the well lifecycle phases and describe how our product families are used below:

Well Construction (44% of 2022 Revenue).    The well construction phase covers the equipment and services necessary to create and ensure the structural integrity of the borehole. Within this well phase, Innovex generally provides cementing products that are utilized to provide effective placement of cement in between the wellbore and casing as well as specialty drilling enhancement products. The primary product families Innovex provides in this segment are centralizers, float equipment, inflatable packers, stage tools, swivel tools, reamers and other related products.

Well Completion (32% of 2022 Revenue).    The well completion phase consists of products used to enable a well to be stimulated and put on production. The primary product families Innovex provides in this phase include liner hangers, toe sleeves, frac plugs and completion packers.

Well Production and Intervention (24% of 2022 Revenue).    The well production and intervention phase consists of products and services that enable artificial lift and intervention in wells. Within this well phase, we generally provide accessory products and services to artificial lift equipment as well as specialized intervention products. The primary product families Innovex provides in this segment are wellhead penetrators, wellhead hangers and adapters, spooling services and well intervention tools.

We believe that we have curated a portfolio of families and product brands that in aggregate have created brand equity in Innovex.

The Innovex Wellbore

Note: Not to scale, not inclusive of all products sold by Innovex.

Our Customers

We principally sell or market directly to the ultimate end user of our products, the E&P operator. As of December 31, 2022 and December 31, 2021, we had 1,582 and 1,651, respectively, unique customers that have made at least one purchase in the preceding 12-month period, or active customers. In 2022, our top ten accounts constituted only 28% of revenue. Our top ten customer list includes: NOCs such as Saudi Aramco (our largest end-user in 2022); IOCs such as ExxonMobil, Chevron, BP and ConocoPhillips; leading independent E&P operators such as Occidental Petroleum, Pioneer Natural Resources and EOG Resources; and multinational oilfield service companies such as Schlumberger and Baker Hughes. When we sell to service companies, it is typically to fill a gap in their product portfolio or because they have been directed by the E&P operator to utilize our products. The breadth of our customer base reduces the impact of significant spending changes by any one customer and allows us to better determine global market activity.

2022 Customer Base as Percentage of Revenue	Customer Base Highlights

How We Add Value to Our Customers

Our goal is to develop products that exhibit clear value creation upside for our customers, including the ultimate end user of our products, typically by saving time and costs during the well lifecycle, while also reducing operational risks. We operate an integrated business model, whereby we design, engineer, manufacture, sell, rent and supervise the onsite deployment of our products. We believe this business model is one of our critical drivers of success as we seek to collaborate directly with our customers to solve some of their most complex challenges. We believe that our customer collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have a track record of developing proprietary products to address our customers’ evolving needs, and we maintain an active pipeline of potential new products across various stages of development. Approximately 51% of our 2022 revenue was derived from products that we developed internally.

We believe that our unique No Barriers culture has also helped to enable our success. We seek to remove internal barriers between us and our customers, such as unnecessary bureaucracy and layers of management, that slow the pace of innovation. We enable our employees to be highly responsive to the needs of our customers and prioritize direct and transparent interaction between our employees and the end user of our products. We promote a culture of innovation and seek to incentivize our employees for the value they create for our organization and the customer. We believe that our rate of product development is faster relative to many of our larger competitors. Once a customer’s need has been identified, our engineering and R&D team of approximately 50 individuals employ a rapid design process utilizing our internal manufacturing capacity to develop a prototype. An iterative process of engineering, manufacturing and field trials is then undertaken with the end user until commercialization is achieved. We believe this feedback loop from the end user to the field and our No Barriers culture enable and promote an environment for us to add value for our customers. While we seek to collaborate with our customers to help solve their operational challenges, we are a returns focused company and look to participate on projects that we believe are mutually beneficial for both Innovex and the customer.

Innovex’s No Barriers Culture

The Technology Feedback Loop	Product Development Profile

Our Global Footprint

To support our global operations, we operate a flexible manufacturing and supply chain model that balances responsiveness with cost and efficiency. We maintain approximately 425,000 square feet of internal manufacturing and production facilities in Humble, Texas; Houston, Texas; Mineral Wells, Texas; Amelia, Louisiana and Dammam, Saudi Arabia. These facilities are co-located with our engineering teams to enable rapid prototyping, testing and design iterations of new products and enhancements for our existing products. Our internal manufacturing capacity is reserved for R&D, as well as quick-turn products, to provide high levels of responsiveness to our customers. We supplement these facilities with a responsive network of third-party machining resources in the United States to enhance our capital efficiency. We also maintain strategic relationships with multiple, low-cost manufacturing partners in Asia, and in particular Vietnam, to support our highest volume products. These relationships allow us to achieve a competitive cost structure, while preserving high levels of product quality and customer responsiveness. Going forward, we envision increasing our spend with our low-cost international vendors with an aim of improving our margins and enhancing our competitiveness. In addition, we have entered into a non-binding letter of intent, and are currently engaged in discussions, with respect to a proposed acquisition of one of our manufacturing partners that has operations in Vietnam. The proposed acquisition is consistent with our strategy to maintain a hybrid manufacturing model and would increase our manufacturing capacity and allow us to further capitalize on vertical integration opportunities. See “Business—Manufacturing.”

We maintain capital-light service centers near our customers’ operations. This strategy facilitates the effective installation of our products, provides strong market intelligence about our customers’ most significant challenges and enables a rapid feedback loop for our product development initiatives. We operate 26 service centers across the United States and Canada, which are located near key onshore oil and natural gas producing regions, including the Permian, Mid Continent, Marcellus, Utica, Eagle Ford, Haynesville, Bakken and the Rockies, among other areas. Across our International and Offshore markets, we sell through 12 service centers in Saudi Arabia, Oman, Abu Dhabi, the United Kingdom, Norway, Brazil, Ecuador, Argentina, Colombia, Mexico, Angola and Amelia, Louisiana to support the U.S. Gulf of Mexico as well as through a network of approximately 20 distribution and sales partners.

Our Organic Growth Strategy

We employ a multifaceted organic growth strategy comprised of (i) market share capture, (ii) new product development and (iii) market driven growth.

Market share capture.    We believe that we are well positioned to capture market share across our applicable markets.

We calculate TAM by multiplying the number of applicable wells (as provided by Rystad Energy) for each market where we expect it would be reasonable for Innovex to seek to sell products by an illustrative price per applicable product by geography. In markets where well data is unavailable, we provide an estimated market size for each such geography.

In the NAM market, we have a strong presence in the United States and growing presence in Canada. We estimate that our TAM for our applicable products across the NAM market was approximately $2.0 billion in 2022 and $1.6 billion in 2021. We generated approximately $329.7 million and $207.1 million, respectively, in revenue across the NAM market over the same time periods, implying a market share of approximately 16% and 13%, respectively. Revenue grew across all of our product families in 2022. Our dedicated sales force, innovative engineering organization and responsive service culture enabled us to capture more of our customers’ spend on their oil and natural gas well development, defined as “wallet share,” as well as gain new customers. Our market share also benefited from the acquisition of Pride in August of 2022.

We are excited about our prospects to continue to capture more of our TAM and surpass our implied 2022 market share. Within the United States, we believe that there are many opportunities to cross sell our products throughout our diverse customer base and enhance our presence in select oil and natural gas basins. We also plan to expand our presence in Canada as we believe that many of our product families that have strong adoption in the United States will benefit our Canadian market position in the near term.

Innovex NAM Market Revenue, Implied Market Share and Illustrative TAM ($ in billions)

Within the International and Offshore markets, we have well established sales and distribution channels across our geographic markets, such as the Middle East, Latin America, the U.S. Gulf of

Mexico and throughout other global regions, including Europe and Africa. We have a growing presence across our International and Offshore markets and estimate that the TAM for our applicable products across these regions was approximately $2.2 billion in 2022 and $2.0 billion in 2021. In contrast, we generated approximately $137.4 million and $87.8 million, respectively, in revenue across the International and Offshore markets over the same time periods, implying a market share of approximately 6% and 4%, respectively. Revenue increased across all of our geographic markets in 2022, and we believe that we were able to grow our market share by utilizing our sales and distribution channels to capture wallet share and push further into geographies where we were underrepresented. We are excited about our prospects to continue to capture more of our TAM and surpass our implied 2022 market share.

Innovex 2021 and 2022 International and Offshore Markets Revenue, Implied Market Share and Illustrative TAM ($ in billions)

Across our International and Offshore markets, we estimate that the Middle East accounted for over half of our 2022 TAM. Within the Middle East, particularly Saudi Arabia, we are focused on growing our wallet share with leading NOCs, such as Saudi Aramco. In many of our International and Offshore markets, particularly Saudi Arabia, we are typically required by our customer base to undergo a stringent and lengthy qualification process for each product we seek to sell in country. The groundwork for our existing operations in Saudi Arabia has taken years to develop and we have considerable experience achieving these technical product qualification requirements. We believe that the time required to establish a scaled presence in Saudi Arabia and the product qualification process represent high barriers to entry to operate in country. In Saudi Arabia, we sell several qualified products that have specialty applications in the market and that provide a consistent level of revenue, defined as our “Aramco Base Business.” In addition, we have qualified four products that we view as strategic given the very large addressable market they serve in country, which we estimate to be over $50.0 million per product in 2022. These products were qualified in 2016, 2019, 2020 and 2022. All of these qualified strategic products (2016, 2019, 2020 and 2022 vintages) are producing revenue and have yielded or are expected to yield strong growth in the years following qualification. We believe that the fourth qualified strategic product (2022 vintage) has strong applicability in Saudi Arabia, and we are excited for its prospects in 2024. We expect to have a pipeline of additional product qualifications within the country over the coming years.

Strong Record of Saudi Aramco Adoption (Revenue, $ in millions)

Latin America and, in particular, Brazil and Guyana have been identified as emerging areas of global production growth, and we are focused on expanding our presence in these markets. Rystad Energy is forecasting growth in E&P capital spending of 129% between 2022 and 2027 in Brazil and Guyana. We have established a foothold today with major NOCs and IOCs in these regions, such as Petrobras and ExxonMobil, by leading with some of our most technologically advanced product families that exhibit strong value propositions. We are now seeking to cross sell other applicable product families to capture additional share in these high growth markets.

Guyana and Brazil Capex Spending ($ in billions)

Source: Rystad Energy

Across our other regions of operation, specifically the North Sea, West Africa, the U.S. Gulf of Mexico and certain regions in Latin America, we have a more established presence and are focused on further penetrating our existing customer base by cross selling applicable product families to grow wallet share. We also believe our existing sales and distribution infrastructure will enhance our ability to acquire new customers within these regions.

New Product Development.    New product development is a key part of our organic growth strategy. We seek to expand our addressable market by introducing new products to our portfolio. Once a new product has been commercialized, we believe that our global sales and distribution infrastructure enables us to scale and drive customer adoption quickly. We have an active pipeline of new initiatives across various stages of development.

Across the NAM market, we are pursuing various initiatives related to new product development, including specialty, high-margin products that complement our existing product families, among others. These products have applicability across various International and Offshore markets, and we will seek to leverage our global infrastructure and customer relationships to drive sales outside of the NAM market once full commercialization has been achieved.

Within the International and Offshore markets, we are in active conversations with IOCs and NOCs regarding several newly developed products for the global deepwater and offshore markets. We expect to start field trials with these customers for some of these products in 2023 and are optimistic that we will ultimately achieve commercialization. Historically, our customer collaborations have been a source of growth as they have allowed us to develop new products to meet customer needs and have provided us with an initial revenue base from which to scale market adoption. At the end of 2022, a significant portion of our new product development pipeline was oriented towards the International and Offshore markets.

Market driven growth.    We see several trends in the NAM market increasing the demand for our products. We believe that the quality or productivity of acreage in the NAM market has deteriorated over the last several years. For example, Rystad Energy estimates that the average 30-day IP per 1,000 feet of lateral length for a Permian Basin oil well declined by 17% from 106 barrels of oil per day in 2021 to 88 barrels of oil per day in 2023 as of October 2023. As a result of E&P operators migrating from more productive “Tier 1” acreage to less productive “Tier 2” acreage, we believe that we will see an increase in the number of wells needing to be drilled if oil and natural gas production is to be held flat. Furthermore, as the recent cost to develop an oil well has increased due to service and product cost inflation, the 30-day IP per 1,000 feet of lateral length per $1.0 million of well development cost has decreased by 42% from 17 barrels of oil per day in 2021 to 10 barrels of oil per day in 2023 as of October 2023. We believe that these trends will increase demand for our products if more wells and greater spending per well are required to compensate for lost production.

Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length (Oil Recovery, bpd)	Permian Basin Oil Wells Normalized 30-day IP per 1,000ft Lateral Length per $1.0 million of Well Development Cost (Oil Recovery, bpd)

Source: Rystad Energy

Note: Well development costs include tangible drilling and completion costs and tangible costs.

We have also benefited from E&P operators’ focus on maximizing well productivity and return on investment through new technologies and operating efficiencies, including through drilling longer wellbore lateral lengths. For example, Rystad Energy estimates that the average lateral length for a U.S. well in the Permian Basin has increased from 6,785 feet in 2016 to 9,509 feet in 2022, representing a 40% increase. Rystad Energy expects this trend in well construction intensity to continue in the near term. As many of our products are consumed downhole, we believe a continuation in this trend will result in increased demand for our products on a per well basis.

Average Permian Basin Wellbore Lateral Length (feet)

Source: Rystad Energy

Our Approach to Acquisitions

We believe that we have a strong track record of creating stockholder value by successfully sourcing, executing and integrating strategic acquisitions, while preserving a strong balance sheet. We view executing acquisitions as a core competency of the Company, including our ability to integrate acquisitions by implementing a thoughtful and bespoke approach to consolidation.

Innovex was formed in 2016 through the combination of three consumable products companies with long operating histories, and we have complemented our organic growth profile with a disciplined acquisition strategy. These acquisitions have ranged in scope and size and have been the result of deliberate targeting and rigorous diligence processes. In 2018, we acquired Buckhorn Casing Equipment, LLC, which enhanced our existing Well Construction product offering in the Permian Basin. In 2019, we acquired QCI, a company that provided products used during the production phase of a well’s lifecycle, in order to create a foothold in a new targeted area of our customers’ spending. This acquisition formed the basis of our well production and intervention product group, which we have since supplemented with organic growth initiatives and product development. In 2021, we acquired Rubicon, a large internationally oriented business to complement the international sales channels that we built organically. This acquisition accelerated our efforts to grow and balance our revenue towards some of the most active sources of global production, such as the Middle East, Latin America and Europe, among other regions. In 2021, we also acquired Applied Oil Tools, which complemented the product lines we acquired in the Rubicon acquisition. In 2022, we acquired Pride to fill a gap in our well production and intervention product group portfolio. The Pride acquisition has also led to material cross-selling opportunities. In May 2023, we acquired 20% of DWS. The company manufactures and rents engineered downhole tools designed to improve the performance of directional and horizontal drilling operations. DWS has a strong presence in the NAM market and we believe DWS’ product families have strong applicability in the International and Offshore markets. We plan to assist DWS in expanding into the International and Offshore markets by leveraging our global infrastructure and customer relationships. We have an option to acquire the remaining 80% of DWS until April 30, 2024. Additionally, we have a second option to acquire the remaining 80% of DWS based on a multiple of EBITDA for the twelve-month period from May 1, 2024 through April 30, 2025.

We manage a deliberate acquisition sourcing effort as a core part of our operations, at times cultivating priority targets over multiple years. Our global footprint allows us to review opportunities across both the NAM market and International and Offshore markets. We view our global infrastructure and customer relationships as key assets when evaluating acquisition targets as they represent established distribution channels through which we can sell additional products and technologies. We have developed a stringent investment framework through which we evaluate acquisition targets. From a qualitative perspective, we focus on acquisition targets that complement our existing business, provide products consistent with our Big Impact, Small Ticket value proposition and have a demonstrated competitive moat. We prioritize companies with products that are sold to our existing customer base or alternatively can sell existing Innovex products to their customer base to reinforce and grow our market position. We favor acquisition targets operating at scale and prioritize businesses with a strong presence in International and Offshore markets or capacity to benefit from our global distribution channels. From a quantitative standpoint, we seek to transact with businesses that would be accretive to our margins, valuation or both metrics. We prioritize acquisition targets with a strong history of generating ROCE and that have a capital-light business model. We seek to maintain a conservative balance sheet and a strong liquidity position after executing any acquisition to preserve operational flexibility. We believe our balance sheet conservatism coupled with our acquisition evaluation framework produce a disciplined culture for sourcing the highest quality opportunities at attractive valuations.

Innovex’s Acquisition Target Review Framework

We have identified a rich opportunity set of acquisition targets that we believe are seeking to transact, including certain competitors seeking consolidation and some smaller peers seeking a broader footprint. We believe a number of these opportunities have been created by a decline in energy-focused private equity investments and financial sponsorships in the NAM market, which positions certain private companies without capital resources to grow or operate optimally throughout industry cycles. We have targeted several global businesses that possess technologies that are complementary to our product offerings and could increase our presence in markets where we may be underrepresented. We also have identified several single-product family acquisitions that could benefit from our global distribution and sales network. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria. We believe access to public capital markets will further enhance our marketability as a consolidation platform for sellers seeking liquidity and could facilitate strategic, accretive and self-sourced acquisition opportunities.

Our Competitive Strengths

We believe that the following characteristics differentiate us from our competitors and uniquely position us to execute on our strategies to create value for our stakeholders:

Product innovator for the global oil and natural gas industry.    A significant driver of our growth has been attributable to new product development and sustaining engineering efforts for our existing portfolio. Approximately 51% of our 2022 revenue was derived from products that we developed internally. We maintain an engineering team of approximately 50 individuals that are focused on R&D as well as ongoing product enhancements. The engineering team is based in our Humble, Texas headquarters, and has representatives that sit across our global offices in the Middle East, Latin America and Europe. Having a presence near our customers enables us to better understand their challenges, which helps prioritize our market opportunities and maximizes our engineering resources. We seek to work with our customers to solve their operational challenges. We believe that our customer collaborations have been a source of growth as they have allowed us to develop new products with anchor customers that have served as an initial revenue base from which to scale. We have an active pipeline of potential new products across various stages of development, a significant portion of which are oriented towards the International and Offshore markets. We have a robust global intellectual property strategy to formally protect the value that we have created through our innovations. We maintain, as of September 30, 2023, approximately 300 U.S. and international patents and continue to review additional filings as our technology and intellectual property develop in response to our customers’ needs.

No Barriers culture.    Our culture is a key factor in our success. We seek to remove internal barriers between us and our customers that would otherwise slow the pace of innovation. We enable our employees to be highly responsive to the needs of our customers and prioritize direct and transparent interaction between our employees and the end user of our products. We promote innovative behavior and seek to incentivize our employees to create mutual value for our organization and the end user. We have structured our organization to be customer facing, with strong execution capabilities. From the first contact our customers have with our sales team, to the collaborative new product development process we employ and to the ultimate installation of our products, we strive to meet our customers’ needs rapidly and efficiently. Our culture extends across our organization, and we believe it is unique in our industry. We believe our focus on customer responsiveness has been, and will continue to be, a key factor in our success.

Portfolio levered to Big Impact, Small Ticket and consumable products.    Our products provide a critical well function, and we believe that their costs represent a small fraction of the total spend on a well but have a significant impact on the well’s performance and economic profile, creating a Big Impact, Small Ticket value proposition. We believe our products are chosen due to their reliability and capacity to save our customers time and lower costs during the well lifecycle, such as a reduction in the number of runs downhole or the elimination of an otherwise necessary product or service, rather than solely for their price. As our product portfolio is levered to consumable activity-driven products, we are not exposed to the capital equipment build cycle for the oil and natural gas industry.

Capital-light business model with proven ability to generate strong returns.    We focus on products and geographies that are high margin and do not require large investments in fixed costs and capital expenditures, enabling us to generate strong results, scale quickly and preserve operating flexibility through industry cycles. In 2022, we earned $63.3 million in net income and $102.1 million in Adjusted EBITDA, equivalent to approximately 14% and 22% of revenue, respectively. Our capital expenditure profile is modest, as we employ a hybrid manufacturing strategy that supplements our in-house manufacturing capacity with low-cost third-party resources. In 2022, investments in property and equipment accounted for only approximately 2% of revenue. We have a returns focused culture and seek to optimize our invested capital. We earned approximately $76.6 million in operating profit, and our ROCE, which we utilize to assess the effectiveness of our capital allocation over time, was approximately 24% in 2022. Please see “Summary Historical Financial Data—Non-GAAP Financial Measures” for the definitions of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE and a reconciliation of Adjusted EBITDA, Adjusted EBITDA Margin and ROCE to our most directly comparable financial measures calculated and presented in accordance with GAAP.

Revenue growth and margin expansion enabled by existing infrastructure.    As a global company, we sold products in approximately 65 countries in 2022. Our operating footprint is comprised of 38 service centers and seven manufacturing locations across the globe and we have relationships with approximately 20 distribution and sales partners. We have a portfolio of approximately 650 master services agreements with our customers, that were secured over many years of successful operations. We have invested in our manufacturing capacity and a vendor network to produce thousands of products cost effectively. We believe that our distribution and sales infrastructure and supply chain position us well to execute our growth strategy and achieve strong incremental gross margins. We also benefit from having an operating infrastructure in place that enables us to drive margin expansion through operating leverage as revenues increase.

Strong balance sheet with flexibility to support our strategic objectives.    We are dedicated to maintaining a prudent balance sheet that provides financial and operational flexibility to achieve our strategic objectives. We believe that access to liquidity and low leverage aided in the growth we experienced through the industry cycle. We have been able to invest in employee talent and make investments to ensure deliverability and our high service quality standards are maintained. We believe that our cash flows, borrowing capacity under the Credit Facility and a moderate leverage profile will allow us to meet our organic growth objectives in the near term. Our conservative capital structure has also enabled us to complete several strategic acquisitions. For example, in early 2021 during a still challenged industry recovery period coming out of the COVID-19 pandemic, we acquired Rubicon, which materially increased our presence in the International and Offshore markets. We believe that we would not have been able to complete this transaction with a highly levered balance sheet. We are focused on maintaining financial flexibility to take advantage of strategic acquisition opportunities.

Highly experienced management team.    We believe our culture and track record of success have enabled us to hire and retain top industry talent. Our senior management team has experience managing large-scale businesses that operate across multiple countries and basins. Innovex is led by Adam Anderson, our Chief Executive Officer. Mr. Anderson oversaw the formation of Innovex in 2016. Previously, he was the Chief Executive Officer of a completions focused products business and served in various senior management roles with Baker Hughes, including Vice President of the U.S. Completions Division, Country Manager for Saudi Arabia, Vice President of the Western U.S. Division and President of Latin America. In addition to Mr. Anderson, the Innovex senior management team is composed of eight key leaders, many of whom have worked with Mr. Anderson for over a decade. Our management team has expertise in engineering, manufacturing, sales, finance, accounting and acquisitions, as well as domestic and international experience across the Middle East, Latin America and Europe, among other regions of global hydrocarbon production. We believe the strength of our management team is evidenced by our ability to grow our revenues over time while growing our common share count at a much lower rate. Since Innovex was formed in 2016, our revenues have grown from approximately $97.9 million in 2016 to $467.2 million in 2022, a CAGR of approximately 30%, while our common share count has grown from approximately 10.8 million in 2016 to 15.4 million in 2022, a CAGR of approximately 6%. Our revenue per share over this time period has increased from approximately $9.06 in 2016 to approximately $30.79 in 2022, a CAGR of approximately 23%.

Our Strategies

We intend to achieve our primary business objectives by successfully executing on the following strategies:

Pursue disciplined growth in the International and Offshore markets.    We believe that the International and Offshore markets are poised for a multi-year growth cycle and estimate that our TAM across these regions will grow. We are focused on materially expanding our presence across these regions and believe we can grow our market share. In 2022, we estimate that our market share was approximately 6%. Within the Middle East, we are focused on growing our wallet share with leading NOCs, such as Saudi Aramco. In Saudi Arabia, our Aramco Base Business of specialty products provides consistent revenue. We have also formally qualified four other products that we define as strategic given their large addressable markets and strong applicability in country. These four products were qualified in 2016, 2019, 2020 and 2022. All of these qualified strategic products (2016, 2019, 2020 and 2022 vintages) are producing revenue in country and have yielded or are expected to yield strong growth in the years following qualification. We believe that the fourth qualified strategic product (2022 vintage) has strong applicability in Saudi Arabia, and we are excited for its prospects in 2024. We are also focused on expanding our presence in new areas of expected global production growth, specifically Brazil and Guyana. We have entered these markets by marketing some of our most technologically advanced product families to leading IOCs and NOCs, such as ExxonMobil and Petrobras. Once established, we will seek to grow wallet share with these operators by cross selling our other products to them. In other International and Offshore markets where we have a more established presence, such as the North Sea, West Africa, select regions in Latin America and the U.S. Gulf of Mexico, we are focused on cross selling additional applicable technologies from our existing portfolio through our extensive distribution and sales channels and acquiring new customers.

Increase market share in the NAM market.    Unconventional resources across the NAM market have emerged as a flexible, short-cycle source of oil and natural gas production to E&P operators and a critical component of the global hydrocarbons supply mix. This is a core market for us as our products have broad applicability across the region. We believe that we can provide value to our customers in this region and capture additional market share by focusing on deliverability, customer service and product innovation. We estimate that our implied 2022 market share in the NAM market was approximately 16% and we are excited about the prospects of capturing more of our TAM. We plan to leverage our existing service and distribution infrastructure across the major U.S. oil and natural gas basins, our dedicated sales force, innovative engineering organization and responsive service culture to further increase U.S. market share. We are also focused on growing our presence in Canada as we believe that many of our product families that have strong adoption in the United States will benefit our market position in the country in the near term.

Continue to grow our addressable market through new product introductions.    We expect to maintain a robust development pipeline across both a near-term and multi-year development timeline. We will seek to balance our R&D focus between: (i) incremental product innovations with clear value propositions to our customers; and (ii) long-term investments to add new product families to our portfolio to grow our addressable market. We believe that our No Barriers culture will be core to our ability to remain an industry innovator, and we will seek to remain an employer of choice for top talent.

Execute a disciplined acquisition strategy for high-quality opportunities.    We manage a deliberate acquisition sourcing effort as a core part of our operations and have identified a rich opportunity set of acquisition targets across both the NAM and International and Offshore markets. We intend to focus on opportunities that meet our rigorous qualitative and quantitative acquisition review framework. Our targets include several large global businesses that possess technologies that are complementary to our offering and could increase our presence in markets where we may be underrepresented as well as several single-product family acquisitions that could benefit from our global distribution and sales network. We aim to execute a disciplined acquisition strategy for high-quality opportunities that meet our stringent investment criteria. We believe access to public capital markets will further enhance our marketability as a consolidation platform for sellers seeking liquidity and could facilitate strategic, accretive and self-sourced acquisition opportunities.

Optimize our supply chain to further enhance our cost structure.    We are dedicated to enhancing our manufacturing process. We believe that we can maintain our high-quality standards while lowering the cost of several product families by augmenting our flexible supply chain strategy with low-cost, high-quality foreign manufacturing capabilities. We maintain internal manufacturing capacity in the United States for R&D as well as to meet customer needs for rapid turnaround times and substantial third-party capacity in the United States to meet normal course product demand. In addition, we have developed relationships with key third-party vendors in Asia, and in particular Vietnam, to supply certain high-volume component parts and products at lower costs relative to domestic manufacturers. This high-quality and low-cost, third-party capacity can be expanded with minimal impact on our capital expenditures. We plan to further scale our spending with these foreign supply chain partners for select high-volume and long-lead time items with an aim of increasing our margins as well as improving our competitiveness. In addition, we have entered into a non-binding letter of intent, and are currently engaged in discussions, with respect to a proposed acquisition of one of our manufacturing partners that has operations in Vietnam. The proposed acquisition is consistent with our strategy to maintain a hybrid manufacturing model and would increase our manufacturing capacity and allow us to further capitalize on vertical integration opportunities. See “Business—Manufacturing.”

Maintain a focus on returns and a conservative balance sheet.    We will continue to prioritize proprietary products and geographies that do not require large fixed-cost capital investments. We plan to maintain our focus on consumable products and will seek to increase revenue in high margin and growing regions within our markets. We believe prioritizing returns on the capital we employ will maximize our operational and financial flexibility. We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to finance the growth and development of our business. However, subject to our future liquidity and capitalization, investment opportunities and other factors our board of directors may deem relevant, in the future, we will consider a defined policy to return excess Free Cash Flow to our stockholders. We have historically employed a disciplined financial strategy, with the goal of maintaining robust liquidity, minimizing capital intensity and limiting the use of leverage. We believe this approach provides us with the flexibility to execute our strategies and allows us to take advantage of acquisitions or organic opportunities through industry cycles. We intend to maintain this conservative approach to managing our balance sheet. Following completion of this offering, we expect to be in a net cash position.

Suppliers and Raw Materials

We acquire component parts, services and raw materials from various suppliers, including machining service providers. The prices we pay for our raw materials may be affected by, among other things, energy, steel and other commodity prices, tariffs and duties on imported materials and foreign currency exchange rates. Most of the raw materials we use in our manufacturing operations, such as steel in various forms, magnesium and composite materials/elastomers, are available from many sources. In 2022, we purchased these items and services from approximately 1,500 vendors. Although our relationships with our existing vendors are important to us, we do not believe that we are substantially dependent on any individual vendor to supply our required materials or services. The materials and services essential to our business are normally readily available and, where we use one or a few vendors as a source of any particular materials or services, we believe that we can within a reasonable period of time make satisfactory alternative arrangements in the event of an interruption of supply from any vendor.

We believe that our materials and services vendors have the capacity to meet additional demand should we require it.

Customers

In 2022, we generated revenue with approximately 1,600 active customers across our operating footprint. Representative customers include: NOCs such as Saudi Aramco, our largest end-user in 2022; IOCs such as ExxonMobil, Chevron, BP and ConocoPhillips; leading independent E&P operators such as Occidental Petroleum, Pioneer Natural Resources, Diamondback Energy and EOG Resources; and multinational oilfield service companies such as Schlumberger and Baker Hughes. Our top ten customers collectively represented 28% of our 2022 revenue, and no single customer represented more than 5% of our 2022 revenue.

Research and Development

Our commitment to R&D is a core competence, facilitated by a lean product development process and executed within our various engineering, product line and manufacturing teams around the world. With engineering teams positioned in our Humble headquarters, the Middle East, Latin America and Europe, our global presence provides the agility and scope to respond quickly to industry demands for product development. We apply decades of engineering expertise coupled with the latest state-of-the-art software and technology to produce products that address the complex challenges our customers face. Our local knowledge and connection to the regions in which we operate allows our R&D to be connected to the specific, real-world challenges of our customers. Our world-wide experience has forged longstanding ties with operators in diverse basins around the globe. These connections enable us to provide products that are tailor-made for their specific challenges.

Intellectual Property and Trade Secrets

Our success depends in part upon our ability to maintain and protect our proprietary technology and conduct our business without infringing the proprietary rights of others. We rely on a combination of patents, licensing agreements, trade secrets protections, trademarks, copyrights and contractual restrictions on disclosure to protect our intellectual property rights. We undertake a strategic intellectual property effort focused on building a leading and defensible portfolio.

We have created a large patent portfolio of patent properties. As of September 30, 2023, we had approximately 300 U.S. and international patents and 28 U.S. patent applications. Our patent properties cover our inventions related to our products and other technologies.

We complement our intellectual property portfolio with trade secrets. We are focused on solving our customers’ challenges through direct interface and customized solutions. This process is enhanced by our team’s deep experience in the markets in which they operate as well as their extensive knowledge base of product designs, run history and configurations.

We do not know whether our current patent portfolio, or any future patent applications that we may file, will result in a patent being issued with the scope of the claims we seek, or at all, or whether any patents we may receive will be challenged or invalidated. Even if additional patents are issued, our patents might not provide sufficiently broad coverage to protect our proprietary rights or to avoid a third-party claim against one or more of our products or technologies. Please see the section titled “Risk Factors—Risks Related to Technology Advancement” for additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. The patents in our current portfolio expire between November 21, 2023 and March 2, 2041. Once a patent expires, the protection ends, and the claimed invention enters the public domain; that is, anyone can commercially exploit the invention without infringing the patent. We believe that no single patent accounts for a material portion of our revenue.

There is no active patent litigation involving any of our patents, and we have not received any notices claiming that our activities infringe a third party’s patent.

We also rely upon trademarks to build and maintain the integrity of our brand. We have trademarks registered in the U.S. and foreign jurisdictions, and a pending trademark application in the United States.

In addition, as of September 30, 2023, we had two copyright registrations issued in the United States.

We also rely upon several trade secrets, confidential know-how and continuing technological innovation to develop and maintain our competitive position.

We also protect our proprietary rights through a variety of methods, including confidentiality and assignment agreements with suppliers, employees, consultants and others who may have access to our proprietary information. We routinely require our employees, customers, suppliers, consultants, advisors and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology or business plans. We require employees, while employed with us, to assign to us all inventions, original works of authorship, mask works, developments, discoveries, concepts, improvements, designs, discoveries, ideas, trademarks, trade secrets and other intellectual property they conceive, discover, create, develop or reduce to practice.

Manufacturing

Our manufacturing and production facilities are in Humble, Texas; Houston, Texas; Mineral Wells, Texas; Amelia, Louisiana and Dammam, Saudi Arabia.

We implement a hybrid manufacturing model, whereby we augment our internal capacity with outsourced partners. Our domestic manufacturing footprint spans approximately 425,000 square feet across our facilities. We seek to maintain this internal capacity for R&D as well as for quick-turn products. Many of our high-volume, low-risk finished products and sub-component parts are outsourced to a network of local and international vendors.

We have four manufacturing facilities in the Houston area. Our facility that is co-located with our headquarters in Humble, Texas is configured to provide rapid-response production of made-to-order equipment as well as R&D capacity. Our facility located on Lucerne Road functions as a dedicated manufacturing facility for our intervention product group. Our facility on World Houston Parkway is focused on select product lines within our well construction, well completion and well production and intervention product groups. Finally, our smallest Houston facility is dedicated to a specific product line within our well construction product group. Many of the products we produce in Houston are specialized in nature. We are able to respond most effectively to our customers’ needs by maintaining dedicated manufacturing capacity focused on these product lines.

Our Mineral Wells, Texas and Amelia, Louisiana facilities are dedicated to the well construction product group. These facilities are configured to efficiently produce a range of products, from high-volume standard products to highly proprietary products, for both the NAM and International and Offshore market environments.

Our Dammam, Saudi Arabia facility will be dedicated to certain products that have been qualified for use in Saudi Arabia. The facility has been established and is expected to be operational within the next twelve months and will also satisfy mandates for locally manufactured content for the country.

We are focused on expanding our relationships with international vendors. In particular, we have engaged several suppliers in Vietnam that we believe can provide high quality component parts and finished products at competitive costs. We plan to increase our spend with these vendors for select high-volume and long-lead time items with an aim of increasing margins as well as improving our competitiveness. In addition, we have entered into a non-binding letter of intent, and are currently engaged in discussions, with respect to a proposed acquisition of one of our manufacturing partners that has operations in Vietnam. The proposed acquisition is consistent with our strategy to maintain a hybrid manufacturing model and would increase our manufacturing capacity and allow us to further capitalize on vertical integration opportunities. The proposed purchase price would be financed with cash on hand and borrowings under the Revolver. Our completion of the proposed acquisition is subject to numerous conditions and contingencies, including the completion to our satisfaction of our due diligence, the negotiation and execution of definitive agreements, and the satisfaction of closing conditions (although neither the proposed acquisition nor this offering is conditioned upon the occurrence of the other transaction). There cannot be any assurance that: (1) we will complete the proposed acquisition or provide a date by which the transaction will close; (2) the terms of the transaction will not differ, possibly materially, from those described here; or (3) if we complete the acquisition, we will be able to successfully integrate the acquired operations into our business or the acquired operations will result in increased revenue, profitability or cash flow. We do not expect this acquisition to be significant under Rules 3-05 and 1-02(w) of Regulation S-X.

Properties

Below is a list of active properties which we currently own or lease. Our facilities located in Andrews, Texas; Houston, Texas; Mineral Wells, Texas and Odessa, Texas secure our obligations under the Credit Facility. In addition to the below properties, we also have several non-material properties which are idle, sub-leased or undeveloped.

Location	Description / Use	Owned /Leased	Size (sqft)
North America
Humble, TX	Corporate HQ / Manufacturing	Leased	175,000
Houston, TX	Manufacturing	Leased	20,925
Houston, TX	Manufacturing	Leased	44,660
Houston, TX	Manufacturing	Owned	131,980
Mineral Wells, TX	Manufacturing	Owned	131,688
Alice, TX	Field District	Leased	17,125
Amelia, LA	Field District /Manufacturing	Leased	41,992
Andrews, TX	Field District	Leased	9,999
Andrews, TX	Field District	Owned	5,652
Broussard, LA	Field District	Leased	10,000
Cashion, OK	Field District	Owned	3,396
Corpus Christi, TX	Field District	Leased	3,000
Denver, CO	Sales Office	Leased	2,178
Grove City, PA	Field District	Leased	12,400

Location	Description / Use	Owned /Leased	Size (sqft)
Johnstown, CO	Field District	Leased	9,050
Levelland, TX	Field District	Leased	5,000
Longview, TX	Field District	Leased	10,200
Midland, TX	Field District	Leased	15,000
Midland, TX	Field District	Leased	15,000
Midland, TX	Field District	Leased	15,000
Midland, TX	Field District	Leased	5,000
Midland, TX	Field District	Leased	10,375
Odessa, TX	Field District	Leased	15,000
Odessa, TX	Field District	Leased	8,100
Oklahoma City, OK	Field District	Leased	11,850
Pecos, TX	Field District	Leased	—
Pleasanton, TX	Field District	Leased	9,000
Vernal, UT	Field District	Leased	11,350
Watford City, ND	Field District	Leased	19,400
Weston, WV	Field District	Leased	10,000
Williston, ND	Field District	Leased	49,620
Tuttle, OK	Field District	Leased	9,200
Edmonton, Canada	Idle	Leased	130,944
Edmonton, Canada	Field District	Leased	58,000

International
Dubai, UAE	Regional Office	Leased	4,000
Abu Dhabi, UAE	Field District	Leased	9,074
Dammam, Saudi Arabia	Field District	Leased	24,200
Dammam, Saudi Arabia	Manufacturing	Owned	54,000
Muscat, Oman	Field District	Leased	8,880
Aberdeen, Scotland	Regional Office	Leased	27,242
Villahermosa, Mexico	Regional Office	Leased	15,332
Villahermosa, Mexico	Regional Office	Leased	1,299
Mexico City, Mexico	Sales Office	Leased	387
Villahermosa, Mexico	Field District	Leased	12,787
Mexico City, Mexico	Sales Office	Leased	1,938
Rio de Janeiro, Brazil	Field District	Leased	17,469
Rio de Janeiro, Brazil	Sales Office	Leased	387
Quito, Ecuador	Field District	Leased	6,500
Neuquén, Argentina	Field District	Leased	10,500
Cipolletti, Argentina	Field District	Leased	1,227
Bogotá, Colombia	Field District	Leased	8,180
Bogotá, Colombia	Field District	Leased	4,416

Human Capital and Employees

Our employees are a critical asset which are key to our innovative culture and overall success. We are focused on our high-performance culture through attracting, engaging, developing, retaining and rewarding top talent. We strive to enhance the economic and social well-being of our employees and the communities in which we operate. We are committed to providing a welcoming, inclusive environment for our workforce. As a global company, we seek to hire locally and employ a workforce that is representative of the end markets in which we operate. We believe that we have been successful in part due to our No Barriers culture as we believe our culture attracts and retains top industry talent and has been a key ingredient in the success we have achieved. We promote a culture of innovation and seek to incentivize our employees to create value for our organization. We believe that our culture is unique for the oil and natural gas industry, and we will seek to remain an employer of choice for top talent.

As of September 30, 2023, we had a total of 1,137 employees, of which 304 service our corporate function headquarters and 833 work in our other global locations. None of our employees are represented by labor unions or subject to collective bargaining agreements. We consider our employee relations to be good.

Health and Safety

The health, safety, and well-being of our employees is of the utmost importance. We are one of the leaders in our industry with a strong track record in safety.

We provide employees the option to participate in health and welfare plans, including medical, dental, life, accidental death and dismemberment and short-term and long-term disability insurance plans. We also offer a number of health and wellness programs, including telemedicine, health screens and fitness reimbursement as well as access to the “Employee Assistance Program” which provides employees and their family members access to professional providers to help navigate challenging life events 24 hours a day/365 days a year.

Competition

The markets in which we operate are highly competitive. To be successful, we must provide services and products that meet the specific needs of our customers at competitive prices. We compete in all areas of our operations with a number of companies, some of which have financial and other resources greater than or comparable to ours.

Our major competitors across our product lines include Baker Hughes, Halliburton, Schlumberger, Weatherford International and NOV.

We believe that the most significant factors influencing our customers’ decision to utilize our products and services are our technology, service quality, safety track record and price. While we must be competitive in our pricing, we believe our customers select our products and services based on the technical attributes of our products and equipment, the level of technical and operational service we provide before, during and after the job, and the know-how derived from our extensive operational track record.

Cyclicality

We are substantially dependent on conditions in the oil and natural gas industry, including the level of exploration, development and production activity of, and the corresponding capital spending by, E&P operators. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile.

Declines, as well as anticipated declines, in oil and natural gas prices could negatively affect the level of these activities and capital spending, which could adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or rescheduling of existing and expected orders and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our revenue and profitability.

Seasonality

Our business is not significantly impacted by seasonality, although our fourth quarter has the potential to generate slightly weaker operating results due to holidays and certain of our customers’ budget cycles.

Environmental, Health and Safety Regulation

Our operations are subject to domestic (including U.S. federal, state and local) and international laws and regulations with regard to air, land and water quality and other environmental matters. Numerous federal, state and local governmental agencies, such as the U.S. Environmental Protection Agency (“EPA”), issue laws and regulations that often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties and may result in injunctive obligations for non-compliance. These laws and regulations may require the acquisition of a permit before commencing operations, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with our operations, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically or seismically sensitive areas and other protected areas, require action to prevent or remediate pollution from current or former operations, result in the suspension or revocation of necessary permits, licenses and authorizations, require that additional pollution controls be installed and impose substantial liabilities for pollution resulting from our operations or related to our owned or operated facilities. Liability under such laws and regulations is often strict (i.e., no showing of “fault” is required) and can be joint and several. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly pollution control or waste handling, storage, transport, disposal or cleanup requirements could materially adversely affect our operations and financial position, as well as the oil and natural gas industry in general. We have not experienced any material adverse effect from compliance with these requirements. This trend, however, may not continue in the future. Changes in standards of enforcement of existing laws and regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental compliance expenditures, our capital costs for environmental control equipment, and the market for our products may change accordingly.

Hazardous Substances and Waste Handling.    The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes generated by our operations in compliance with applicable laws, including RCRA.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owner or operator of the site where the release occurred, and anyone who disposed of or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties used for manufacturing and other operations. In the event of a release from these properties, under CERCLA, RCRA and analogous state laws, we could be required to remove substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination even if the releases are not from our operations. In addition, neighboring landowners and other third parties may also file claims for personal injury and property damage allegedly caused by releases into the environment. Any obligations to undertake remedial operations in the future may increase our cost of doing business and may have a material adverse effect on our financial condition and results of operations.

Water Discharges.    The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws restrict and control the discharge of pollutants into “Waters of the United States.” Discharges to water associated with our operations require appropriate permits from state agencies and may add material costs to our operations. The adoption of more stringent criteria in the future may also increase our costs of operation. The Clean Water Act and analogous state laws provide administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges. In addition, the EPA and U.S. Army Corps of Engineers finalized a rule on January 18, 2023 (“Waters of the United States rule”) that expanded the scope of waters subject to Clean Water Act jurisdiction and became effective on March 20, 2023. However, in October 2022, the U.S. Supreme Court heard oral argument in a case addressing the proper test for determining whether wetlands are “Waters of the United States.” In May 2023, the U.S. Supreme Court narrowed the EPA’s regulation of wetlands under the Clean Water Act. The EPA announced it would interpret “Waters of the United States” consistent with this decision, but the EPA will continue to review the decision as it determines a more definite definition. As a result of these recent developments, substantial uncertainty exists regarding the scope of waters protected under the Clean Water Act. A more expansive approach to the range of properties subject to the Clean Water Act’s jurisdiction may cause a material adverse effect on the operation costs of customers, thereby potentially reducing demand for our products.

Air Emissions.    The federal CAA, as amended, and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants at specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. These laws and regulations may increase the costs of compliance for some facilities we own or operate, and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal CAA and associated state laws and regulations. We believe that we are in substantial compliance with all applicable air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations.

Employee Health and Safety.    We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

Climate Change.    International, national and state governments and agencies are currently evaluating and/or promulgating legislation and regulations that are focused on restricting GHG emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Consideration of further legislation or regulation may be impacted by the Paris Agreement, which was announced by the parties to the United Nations Framework Convention on Climate Change in December 2015 and which calls on signatories to set progressive GHG emission reduction goals. Although the United States withdrew from the Paris Agreement effective November 4, 2020, President Biden issued an Executive Order on January 20, 2021 to rejoin the Paris Agreement, which went into effect on February 19, 2021. On April 21, 2021, the United States announced that it was setting an economy-wide target of reducing its GHG emissions by 50-52 percent below 2005 levels in 2030. In November 2021, in connection with the 26th Conference of the Parties in Glasgow, Scotland, the United States and other world leaders made further commitments to reduce GHG emissions, including reducing global methane emissions by at least 30% by 2030. Furthermore, many state and local leaders have stated their intent to intensify efforts to support the international climate commitments. These commitments could further reduce demand and prices for fossil fuels produced by our customers.

In August 2022, President Biden signed the IRA into law. The IRA contains billions of dollars in incentives for the development of renewable energy, clean hydrogen, clean fuels, electric vehicles, investments in advanced biofuels and supporting infrastructure and carbon capture and sequestration, among other provisions. These incentives could accelerate the transition of the economy away from the use of fossil fuels towards lower- or zero-carbon emissions alternatives, which could decrease demand for, and, in turn, the prices of, the oil and natural gas, which could have a material and adverse impact on us. In addition, the IRA imposes the first ever federal fee on the emission of GHGs through a methane emissions charge. The IRA amends the Clean Air Act to impose a fee on the emission of methane that exceeds an applicable waste emissions threshold from sources required to report their greenhouse gas emissions to the EPA, including those sources in the offshore and onshore petroleum and natural gas production and gathering and boosting source categories. The methane emissions charge would start in calendar year 2024 at $900 per ton of methane, increase to $1,200 in 2025, and be set at $1,500 for 2026 and each year after. Calculation of the fee is based on certain thresholds established in the IRA. The methane emissions charge could increase our customers’ operating costs, which could adversely impact our business.

The EPA has also finalized a series of GHG monitoring, reporting, and emissions control rules for the oil and natural gas industry, and almost one-half of U.S. states have taken measures to reduce emissions of GHGs, primarily through the development of GHG emission inventories and/or regional GHG cap-and-trade programs. In addition, states have imposed increasingly stringent requirements related to the venting or flaring of gas during oil and natural gas operations.

In general, these regulatory changes do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, to the extent our customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by our customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which would negatively impact their demand for our products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels—such as the IRA—may dampen demand for oil and natural gas production and lead to lower spending by our customers for our products and services. Similarly, to the extent we are or become subject to any of these or other similar proposed or newly enacted laws and regulations, we expect that our efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase our cost of doing business and may have a material adverse effect on our financial condition and results of operations. Moreover, any such regulations could ultimately restrict the exploration and production of fossil fuels, which could adversely affect demand for our products.

In addition, there have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations and ability to access capital. Furthermore, claims have been made against certain energy companies alleging that GHG emissions from oil and natural gas operations constitute a public nuisance under federal and/or state common law. As a result, private individuals or public entities may seek to enforce environmental laws and regulations against certain energy companies and could allege personal injury, property damages or other liabilities. While our business is not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.

Hydraulic Fracturing.    Many of our customers utilize hydraulic fracturing in their operations. Environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies. These concerns have led to several regulatory and governmental initiatives in the United States to restrict the hydraulic fracturing process, which could have an adverse impact on our customers’ completion or production activities. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” including water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. The EPA has also issued regulations under the U.S. Clean Air Act governing performance standards, including standards for the capture of air emissions released during hydraulic fracturing, and published on June 28, 2016 a final rule prohibiting the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. In some instances, states and local governments have enacted more stringent hydraulic fracturing restrictions or bans on hydraulic fracturing activities. These and other similar state and foreign regulatory initiatives, if adopted, would establish additional levels of regulation for our customers that could make it more difficult for our customers to complete natural gas and oil wells and could adversely affect the demand for our equipment and services, which, in turn, could adversely affect our financial condition, results of operations or cash flows.

State and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for oil and natural gas wastewater disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region. In March 2016, the U.S. Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity, and regulators in some states are seeking to impose additional requirements related to underground injection activities. For example, the Oklahoma Corporations Commission has implemented a variety of measures, including the adoption of the National Academy of Science’s “traffic light system,” pursuant to which the agency reviews new disposal well applications and may restrict operations at existing wells. The Texas Railroad Commission has also implemented measures to assess the potential for seismic activity in the vicinity of disposal wells, and it has restricted and indefinitely suspended disposal well activities in some cases.

Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations. In addition, these concerns may give rise to private tort suits from individuals who claim they are adversely impacted by seismic activity they allege was induced. Such claims or actions could result in liability for property damage, exposure to waste and other hazardous materials, nuisance or personal injuries, and require our customers to expend additional resources or incur substantial costs or losses. This could, in turn, adversely affect the demand for our products.

Although we do not conduct hydraulic fracturing, increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and natural gas production activities using hydraulic fracturing techniques. In addition, the adoption of new laws or regulations at the federal, state, local or foreign level imposing reporting obligations on, or otherwise limiting, delaying or banning, the hydraulic fracturing process or other processes on which hydraulic fracturing relies, such as water disposal, could make it more difficult to complete oil and natural gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our products.

Offshore Drilling.    Various new regulations intended to improve offshore safety systems and environmental protection have been issued since 2010 that have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf of Mexico, which could have an adverse impact on our customers’ activities. For example, on April 29, 2016, the Bureau of Safety and Environmental Enforcement (“BSEE”) published a final blowout preventer systems and well control rule that focuses on blowout preventer requirements and includes reforms in well design, well control, casing, cementing, real-time well monitoring and subsea containment. Additionally, on July 18, 2016, the Bureau of Ocean Energy Management (“BOEM”) issued a notice to lessees (“NTL”), effective September 12, 2016, setting out new financial assurance requirements for offshore leases intended to ensure that leaseholders will be able to cover the costs of decommissioning. On January 6, 2017, BOEM extended the NTL implementation timeline for certain leases by an additional six months, and in mid-2017 announced that the NTL would be stayed while BOEM continued to review its implementation issues and continued industry engagement to gather additional information on the financial assurance program. If these new financial assurance requirements remain in place, they may increase our customers’ operating costs and impact our customers’ ability to obtain leases, thereby, reducing demand for our products. Additional regulation includes a third-party certification requirement promulgated by the BSEE in September 2016 under which offshore operators must certify through an independent third party that their critical safety and pollution prevention equipment is operational and will function as designed in the most extreme conditions. However, the BSEE published a final rule on September 28, 2018 (and updated on May 29, 2019) to rescind this requirement, allowing equipment to demonstrate its adequacy through various industry standards, such as those established by the API. In January 2021, President Biden announced a moratorium on new oil and natural gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices. However, thirteen states filed a lawsuit challenging the moratorium and, in August 2022, a district court in the Western District of Louisiana permanently enjoined the moratorium as to the states that filed a lawsuit against the action. Third-party challenges to industry operations in the U.S. Gulf of Mexico may also serve to further delay or restrict activities. For example, in August 2022, the District of Columbia Circuit Court of Appeals found two oil leases in the Gulf of Mexico were unlawful for failure to properly analyze risk under the National Environmental Policy Act. If the new regulations, policies, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on projects or an unjustifiable increase in risk, they could discontinue or curtail their offshore operations, thereby adversely affecting the demand for our equipment and services, which, in turn, could adversely affect our financial condition, results of operation, or cash flows.

Insurance and Risk Management

We provide products and systems to customers involved in oil and natural gas exploration, development and production. We also provide parts, repair services and field services associated with installation at all of our facilities and service centers throughout North America, Latin America, Europe, the Middle East and Asia, as well as at customer sites. Our operations are subject to hazards inherent in the oil and natural gas industry, including accidents, blowouts, explosions, cratering, fires, oil spills and hazardous materials spills. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and wildlife, and interruption or suspension of operations, among other adverse effects. In addition, claims for loss of oil and natural gas production and damage to formations can occur. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant to lawsuits asserting significant claims.

Despite our efforts to maintain safety standards, we have suffered accidents in the past, and we anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, as well as our relationships with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance and could have other adverse effects on our financial condition and results of operations.

We rely on customer indemnifications and third-party insurance as part of our risk mitigation strategy. However, our customers may be unable to satisfy indemnification claims against them. In addition, we indemnify our customers against certain claims and liabilities resulting or arising from our provision of goods or services to them. Our insurance may not be sufficient to cover any particular loss or may not cover all losses. We carry a variety of insurance coverages for our operations, and we are partially self-insured for certain claims, in amounts that we believe to be customary and reasonable. Historically, insurance rates have been subject to various market fluctuations that may result in less coverage, increased premium costs, or higher deductibles or self-insured retentions.

Our commercial general liability policy provides for a limit of $2.0 million per occurrence and $4.0 million in the aggregate with a $100,000 each occurrence deductible. Our property/inland marine policy provides coverage with various limits and sublimits based on the values insured with a $25,000 per occurrence deductible, except 5% of total insured values at each location per occurrence deductible arising out of a named storm with a minimum of $250,000, and except $1.0 million per building per occurrence as respects locations wholly or partially within Special Flood Hazard Areas as defined by the Federal Emergency Management Agency.

Our foreign package policy provides for a $2.0 million per occurrence and $2.0 million in the aggregate general liability limit with $0 deductible, $1.0 million combined single limit contingent auto liability limit with $1,000 deductible and $1.0 million contingent employers liability limit with $1,000 deductible.

Our excess liability program is structured in two layers: the lead policy provides for a limit of $15.0 million per occurrence and $15.0 million in the aggregate, with no self-insured retention per occurrence; and the second layer provides for a limit of $10.0 million per occurrence and $10.0 million in the aggregate, with no self-insured retention per occurrence. To cover potential pollution risks, our commercial general liability policy is endorsed with sudden and accidental coverage and our excess liability policies provide additional limits of liability for covered sudden and accidental pollution losses.

Facilities

Our corporate headquarters is located in Humble, Texas. Please see “Properties” for information with respect to our other facilities. We believe that our facilities are adequate for our current operations.

Legal Proceedings

From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of currently pending proceedings, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity.

MANAGEMENT

The following table sets forth the names, ages and titles of our directors and executive officers.

Name	Age	Position
Adam Anderson	47	Chief Executive Officer and Director
Kendal Reed	35	Chief Financial Officer
Mark Reddout	60	President of North America
Patrick Connelly	48	Director and Chairperson
Jason Turowsky	44	Director
Will Donnell	36	Director
Angie Sedita	54	Director
Erik Hoover	57	Director
Bonnie S. Black	52	Director

Adam Anderson

Mr. Anderson has served as Chief Executive Officer of Innovex and its subsidiaries since November 2016. Since joining Innovex, Mr. Anderson has led the Company by focusing on strategic growth and acquisitions, using conventional, innovative and proprietary technologies to support upstream onshore and offshore activities worldwide. From 2002 to 2014, Mr. Anderson served in several senior management roles for Baker Hughes Company, an oilfield services company, including Vice President of the Western U.S. Division, President of Latin America, Vice President of the U.S. Completions Division, Country Manager for Saudi Arabia, overseeing more than 3,000 employees and more than $1 billion in revenues, and Vice President of Investor Relations. From 2014 to 2016, Mr. Anderson served as Chief Executive Officer of Team Oil Tools, LP, a designer, manufacturer and installer of completions products for the oil and natural gas sector. Mr. Anderson holds a Master of Business Administration from Duke University and a Bachelor of Science in Petroleum Engineering from Colorado School of Mines.

Kendal Reed

Mr. Reed has served as Chief Financial Officer of Innovex and its subsidiaries since January 2019. Since joining Innovex, Mr. Reed has been a key member of our senior management team, leading mergers and acquisitions, treasury and integration. From 2010 to 2012, Mr. Reed served as an Investment Banking Analyst for Piper Sandler Companies (formerly known as Piper Jaffray Companies), where he conducted financial analysis and assisted clients with mergers and acquisitions and capital markets transactions. From 2012 to 2019, Mr. Reed served as Vice President for Amberjack Capital Partners, principal stockholder of Innovex, where he focused on identifying, assessing and managing a variety of oilfield service investments. While at Amberjack, Mr. Reed oversaw the formation of Innovex in 2016 and served as Innovex’s Vice President of Corporate Development. Mr. Reed holds a Bachelor of Science in Finance and Marketing from the University of Kansas.

Mark Reddout

Mr. Reddout has served as President – North America of Innovex since March 2021. Since joining Innovex in October 2016, Mr. Reddout has been a key member of our senior management team, holding a variety of positions, including Vice President of Well Completions and Chief Operations Officer. From 1988 to 2015, Mr. Reddout served in multiple positions for Baker Hughes Company, an oilfield services company, including leading the completions business in both South Texas and the Rocky Mountains and serving as Director of the Rocky Mountains region. From 2015 to 2016, Mr. Reddout served as Vice President of Operations for Team Oil Tools LP, a designer, manufacturer and installer of completions products for the oil and natural gas sector.

Patrick Connelly

Mr. Connelly has served as Chairman of our board of directors since September 2016. Mr. Connelly is the Co-Managing Partner of Amberjack Capital Partners, a firm he joined in 2015, and overseas investments in numerous oilfield services companies. Prior to Amberjack Capital Partners, from 2008 to 2015, Mr. Connelly served as a Managing Director for SCF Partners, a Houston-based private equity fund. From 2010 to 2012, Mr. Connelly was seconded to a SCF Partners product manufacturing company, where he managed several corporate functions, including mergers and acquisitions, new business line development and the company’s initial public offering. Prior to his investing career in private equity, Mr. Connelly served in the U.S. Army as an active-duty infantry officer for six and half years, participating in numerous international assignments and operations. Mr. Connelly holds a Master of Business Administration and a Master of Public Administration from Harvard University, as well as a Bachelor of Science in Mathematics and Systems Engineering from the United States Military Academy at West Point. We believe Mr. Connelly’s significant investment experience in energy services companies and professional experience with corporate governance, finance, financial reporting and risk assessment make him qualified to serve as Chairman of our board of directors.

Jason Turowsky

Mr. Turowsky has served as a member of our board of directors since March 2021. Mr. Turowsky is the Co-Managing Partner of Amberjack Capital Partners, a firm he joined in 2013, and oversees investments in numerous oilfield services companies. From 2003 to 2013, Mr. Turowsky served in various positions at Falconhead Capital LLC, a New York-based private equity fund focused on investments across a wide range of industries. From 2001 to 2003, Mr. Turowsky served as an investment banking analyst for UBS Group AG, where he advised on capital markets transactions and mergers and acquisitions. Mr. Turowsky holds a Bachelor of Arts in Economics from the University of Pennsylvania. We believe Mr. Turowsky’s significant investment experience in energy services companies and professional experience with corporate governance, finance, financial reporting and risk assessment make him qualified to serve as a member of our board of directors.

Will Donnell

Mr. Donnell has served as a member of our board of directors since February 2020. Mr. Donnell is a Principal for Amberjack Capital Partners, a firm he joined in 2016, and oversees investments in numerous oilfield services companies. From 2013 to 2016, Mr. Donnell served in various analyst positions for PPHB, LP, a Houston-based investment bank focused on transactions within the energy industry, where he advised on mergers and acquisitions. Mr. Donnell holds a Master of Science in Finance from the University of Texas at Austin and a Bachelor of Arts in Business Administration from Rhodes College. We believe Mr. Donnell’s significant investment experience in energy services companies and professional experience with corporate governance, finance, financial reporting and risk assessment make him qualified to serve as a member of our board of directors.

Angie Sedita

Ms. Sedita has served as a member of our board of directors since December 2022. From 1992 to 1999, Ms. Sedita served as an Equity Analyst for A.G. Edwards & Sons, Inc., now Wells Fargo. From 2000 to 2008, Ms. Sedita served as Senior Equity Analyst – Senior Vice President for Lehman Brothers Inc. covering the energy sector. From 2008 to 2009, Ms. Sedita served as Senior Equity Analyst – Managing Director for Macquarie Capital, after which she served nine years as Senior Equity Analyst – Managing Director for UBS Securities. From 2018 to 2021, Ms. Sedita served as Equity Analyst – Managing Director and lead analyst for Goldman Sachs & Co. covering the oilfield service and contract drilling sector, in addition to the industrial and energy transition sectors. She holds a Master of Business Administration from Saint Louis University and a Bachelor of Science in Business Administration from the University of Missouri. We believe Ms. Sedita’s significant professional expertise, particularly her nearly thirty years of experience in the financial markets covering the energy sectors, make her qualified to serve as a member of our board of directors.

Erik Hoover

Mr. Hoover has served as a member of our board of directors since July 2021. From 1997 to 2012, Mr. Hoover served as Operations Manager for Brigham Exploration Company where he focused operations in multiple oil and gas basins. From 2012 until the company’s sale to Diamondback Energy, Inc. in 2017, Mr. Hoover served as Executive Vice President for Operations of Brigham Resources, LLC, a Texas-based E&P company, after which he served four years as Chief Operating Officer of ATX Energy Partners, LLC. Currently, Mr. Hoover serves as President and Chief Operating Officer of VTX Energy Partners, LLC, an oil and gas company operating in the Permian Basin. He holds a Bachelor of Science in Petroleum Engineering from Texas A&M University. We believe Mr. Hoover’s significant industry expertise, particularly in operational and leadership roles and focusing on the Permian Basin, Anadarko Basin, South Texas and Williston Basin, make him qualified to serve as a member of our board of directors.

Bonnie S. Black

Ms. Black has served as a member of our board of directors since September 2023. From 2007 to 2012, Ms. Black served as Health, Safety and Environmental Manager for Pioneer Natural Resources, one of our customers and a leading independent E&P operator with operations primarily in the Permian Basin. Ms. Black served as Vice President of Environmental and Sustainable Development for Pioneer Natural Resources from 2012 to 2015, as Vice President of Well Planning and Permitting for Pioneer Natural Resources from 2015 to 2019 and as Vice President of Drilling for Pioneer Natural Resources from 2019 to 2022. From 2022 to 2023, Ms. Black served as Senior Vice President of Technology and Operations Support for Pioneer Natural Resources, and currently Ms. Black serves as Executive Vice President of Technology and Operations Support for Pioneer Natural Resources. She holds a Bachelor of Science in Civil Engineering from Texas A&M University and is a registered Professional Engineer specializing in Environmental Engineering in the State of Oklahoma. We believe Ms. Black’s extensive experience in the E&P industry, mergers and acquisitions, strategic planning, risk management and regulatory matters make her qualified to serve as a member of our board of directors.

Status as a Controlled Company

Because Amberjack Capital Partners will initially beneficially own             shares of common stock, representing approximately         % of the voting power of the Company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of the NYSE. Therefore, we are not required to have a majority of independent directors or to maintain an independent compensation or nominating and governance committee. In light of our status as a controlled company, our board of directors may determine not to have an independent board, a compensation committee of independent directors or an independent nominating function and to have the full board of directors be directly responsible for nominating members of our board. Furthermore, although we may comply with one or more of these requirements, the nomination and information agreement that we intend to enter into with Amberjack Capital Partners and the Amberjack Funds in connection with this offering will require that, to the extent that we are a “controlled company,” we elect to be treated as a controlled company such that we will be entitled to avail ourselves of all controlled company exceptions to the corporate governance listing standards of the NYSE or other exchange on which our common stock is listed. As a controlled company, we will remain subject to rules of the Sarbanes-Oxley Act and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date. We expect to have three independent directors upon the closing of this offering.

If at any time we cease to be a controlled company, we will take all action necessary to comply with the Sarbanes-Oxley Act and rules of the NYSE, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and nominating and governance committee composed of independent directors, subject to a permitted “phase-in” period.

Board of Directors and Committees

Upon completion of this offering, our board of directors will consist of                 directors,             of whom will satisfy the independence requirements of the Exchange Act and the NYSE listing standards. The board of directors has determined that are independent within the meaning of the NYSE listing standards currently in effect and Rule 10A-3 of the Exchange Act.

Our certificate of incorporation provides that the terms of office of the directors are from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified. Our certificate of incorporation provides that the authorized number of initial directors will be and thereafter that the exact number of directors will be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the whole board, subject to the terms of our nomination and information agreement with Amberjack Capital Partners and the Amberjack Funds. The nomination and information agreement with Amberjack Capital Partners and the Amberjack Funds provides Amberjack Capital Partners with certain director nomination and designation rights depending on the amount of common stock that Amberjack Capital Partners and the Amberjack Funds and their affiliates beneficially own. See “Certain Relationships and Related Party Transactions—Nomination and Information Agreement.” In accordance with our amended and restated certificate of incorporation that will be in effect at the completion of this offering, after the Trigger Date, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors after the Trigger Date will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of the Company. Until the Trigger Date, any of our directors may be removed from office at any time with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. After the Trigger Date, our directors may be removed only for cause by the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our certificate of incorporation and our bylaws provide that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

Audit Committee

Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

•

assist the board of directors in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Upon completion of this offering, our audit committee will consist of Bonnie S. Black (chairperson), who will satisfy the independence requirements of the Exchange Act and the NYSE listing standards, and who will qualify as an audit committee financial expert as defined under these rules and listing standards, and who will satisfy the financial literacy standards for audit committee members under the Exchange Act and the NYSE listing standards. Within 90 days and one year after completion of the offering, we expect that our audit committee will be composed of two and three members, respectively, that will satisfy the independence requirements of the Exchange Act and the NYSE listing standards.

Compensation Committee

Our compensation committee will consist of Patrick Connelly (chairperson) and Erik Hoover. This committee will establish or recommend for approval salaries, incentives and other forms of compensation for officers and directors. The compensation committee will also administer or make recommendations with respect to our long-term incentive plan. However, in the future, we may avail ourselves of the “controlled company” exemption under the rules of the NYSE, which exempts us from the requirement that we have a compensation committee. The specific functions and responsibilities of the compensation committee will be set forth in the compensation committee charter.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Nominating and Governance Committee

Our nominating and governance committee will consist of Angie Sedita (chairperson), Patrick Connelly and Jason Turowsky. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. However, in the future, we may avail ourselves of the “controlled company” exemption under the rules of the NYSE, which exempts us from the requirement that we have an independent nominating function. The specific functions and responsibilities of the nominating and governance committee will be set forth in the nominating and governance committee charter.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the board of directors is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

EXECUTIVE COMPENSATION

We are currently considered an “emerging growth company,” within the meaning of the Securities Act, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table, an Outstanding Equity Awards at Fiscal Year End Table and a Director Compensation Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our “named executive officers,” who are the individuals who served as our principal executive officer and our next two other most highly compensated officers as of December 31, 2023. Accordingly, our “Named Executive Officers” are:

•	Adam Anderson, Chief Executive Officer;

•	Mark Reddout, President North America; and

•	Kendal Reed, Chief Financial Officer.

2023 Compensation of Named Executive Officers

Annual Base Salary

Annual base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. From January 1, 2023 until January 18, 2023, each of Messrs. Anderson’s and Reed’s annual base salary was $375,000 and $275,000, respectively, and effective January 19, 2023, each of Messrs. Anderson’s and Reed’s annual base salary was increased to $425,000 and $300,000, respectively. Messrs. Anderson’s and Reed’s annual base salaries were further increased to $550,000 and $350,000, respectively, effective as of November 9, 2023. During 2023 until November 8, 2023, Mr. Reddout’s annual base salary was $300,000, and effective November 9, 2023, Mr. Reddout’s annual base salary was increased to $350,000. Please see the “Salary” column in the 2023 Summary Compensation Table for the annual base salary received by each of the Named Executive Officers in 2023.

Annual Bonuses

Pursuant to their employment agreements, each Named Executive Officer is eligible to receive an annual cash bonus based on performance criteria established by our board of directors (generally by February of the year in which the bonus relates) with a target annual incentive opportunity calculated as a percentage of their respective annual salary. Effective as of November 9, 2023, Messrs. Anderson, Reddout, and Reed were eligible to earn an annual performance-based bonus based on achievement of certain goals, with an annual target bonus opportunity as a percentage of annual base salary equal to 100%, 60%, and 60%, respectively. Each Named Executive Officer must be employed on the date of payment in order to be eligible to receive an annual bonus. The actual annual bonus amounts earned by the Named Executive Officers with respect to 2023 for 2023 have not yet been determined.

Equity Awards

Innovex maintains the Innovex Downhole Solutions, Inc. 2016 Long-Term Incentive Plan (the “2016 Plan”) in order to facilitate the grant of equity incentives to directors, employees (including the Named Executive Officers) and other service providers of Innovex to obtain and retain services of these individuals, which is essential to its long-term success. On January 1, 2023, Messers. Anderson and Reed were granted 300,000 and 100,000 options, respectively, pursuant to the terms and conditions of the 2016 Plan and a grant notice. These options were subsequently forfeited on March 11, 2023, as a condition precedent to a grant to each of Messrs. Anderson and Reed on

May 11, 2023, of 115,207 and 38,402 RSUs, respectively, under the terms and conditions of the 2016 Plan and a grant notice and RSU award agreement. The grant notice and RSU award agreements for Messers. Anderson and Reed provide that the RSUs will vest annually over four years with 25% of the units vesting on each of the first, second, third, and fourth anniversary of January 1, 2023, subject to continued employment through each applicable vesting date. The RSUs fully accelerate and vest in the event of a “Liquidity Event” (as defined in the 2016 Plan) and settle in shares of the Company’s common stock within 30 days of the applicable vesting date, with any fractional shares settled in cash.

Retention Bonuses

Mr. Reddout’s employment agreement provides for the opportunity to receive a retention bonus in the aggregate amount of $1,000,000 to be paid in three substantially equal installments, subject to Mr. Reddout’s continued employment with the Company. The first installment of $333,333.33 was paid on March 3, 2023. The second installment will be paid on or before April 1, 2024, subject to the Company’s achievement of 80% of its annual budgeted 2023 EBITDA number and the third installment will be paid on or before April 1, 2025, subject to the Company’s achievement of 80% of its annual budgeted 2024 EBITDA number. The retention bonus paid in 2023 is disclosed in the “Bonus” column in the 2023 Summary Compensation Table.

2023 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2023:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Adam Anderson	2023	437,596	—	3,591,002	3,591,002	—	16,097	7,635,697
CEO	2022	375,000	—	—	—	225,000	16,097	616,097
Mark Reddout	2023	305,769	363,333	—	—	—	41,104	710,206
President, North America	2022	300,000		—	—	126,000	39,912	465,912
Kendal Reed	2023	304,807	—	1,196,990	1,196,990	—	11,100	2,709,887
CFO	2022	275,000	—	—	—	132,000	10,350	417,350

(1)	The amounts shown in this column for 2023 for Mr. Reddout relate to the $333,333 retention bonus paid on March 3, 2023, as well as a discretionary cash bonus of $30,000 related to 2023 performance.
(2)

Represents the aggregate fair value of RSUs granted on May 11, 2023. These amounts have been calculated in accordance with Accounting Standards Codification Topic 718. Please see “Note 14 – Stock Based Compensation” to our consolidated financial statements.

(3)

All options granted to Mr. Anderson and Mr. Reed related to 2023 compensation were subsequently forfeited in 2023 as a condition precedent to grants of RSUs. Represents the aggregate fair-value of option awards at the time of grant. These amounts have been calculated in accordance with Accounting Standards Codification Topic 718. Please see “Note 14 – Stock Based Compensation” to our consolidated financial statements.

(4)

The amounts shown in this column as 2022 compensation are the amounts paid to the applicable Named Executive Officers in March 2023 and relate to the annual cash bonus in respect of the 2022 performance year. The annual cash bonus amounts for 2023 have not yet been determined. It is expected that these amounts, if any, will be determined and paid in the first quarter of 2024.

(5)

The amounts shown in this column include monthly cell phone reimbursement amounts for each Named Executive Officer, a monthly vehicle allowance for Messrs. Anderson and Reddout, the dollar value of long-term disability and group term life insurance premiums paid by the Company on behalf of Messrs. Anderson and Reddout, and the amounts of Company contributions under the Company’s 401(k) Plan to Messrs. Reddout and Reed. Mr. Reddout’s total aggregate monthly vehicle allowance for the years 2022 and 2023 was $28,600 annually.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards granted under the 2016 Plan held by each Named Executive Officer as of December 31, 2023:

			Option Awards (1)					Stock Awards (2)
Name	Date of Grant	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Adam Anderson	11/7/2016	12/1/2014	109,240	0	0	$10.00	11/7/2026
	9/28/2018	9/28/2018	30,000	0	0	$22.58	9/28/2028
	9/15/2021	9/15/2021	29,375	17,625	0	$21.00	9/15/2031
	5/11/2023	1/1/2023								115,207	$3,591,002
Mark Reddout	11/7/2016	2/23/2015	49,158	0	0	$10.00	11/7/2026
	9/28/2018	9/28/2018	17,000	0	0	$22.58	9/28/2028
	9/15/2021	9/15/2021	29,375	17,625	0	$21.00	9/15/2031
Kendal Reed	1/20/2017	12/1/2016	5,000	0	0	$10.00	1/20/2027
	9/28/2018	9/28/2018	7,500	0	0	$22.58	9/28/2028
	2/18/2019	2/18/2019	25,000	0	0	$28.74	2/18/2029
	9/15/2021	9/15/2021	23,500	14,100	0	$21.00	9/15/2031
	5/11/2023	1/1/2023								38,402	$1,196,990

(1)

Each option award reflected in this table vests subject to continued employment or service with the Company over four years, with 25% of the options vesting on the first anniversary of the grant date and 6.25% of the options vesting on every calendar quarter end date thereafter, subject to full acceleration on a Liquidity Event (as defined herein).

(2)

Each stock award reflected in this table represents a grant of RSUs which vest annually over four years with 25% of the units vesting on each of the first four anniversaries of January 1, 2023, subject to continued employment on each vesting date, and in each case, subject to full acceleration on a Liquidity Event (as defined in the 2016 Plan).

Additional Narrative Disclosure

Employment Agreements

Each Named Executive Officer was subject to an employment agreement during the 2023 calendar year, the terms of each of which are described below. Each Named Executive Officer is also eligible to earn discretionary target bonuses under their applicable employment agreement, and the current discretionary bonus opportunities available are described in “2023 Compensation of Named Executive Officers – Annual Bonuses,” above.

Each employment agreement provides for certain severance benefits upon a termination of the Named Executive Officer’s employment without “Cause.” Please see “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control” below for more details regarding the severance benefits each Named Executive Officer is eligible to receive.

The employment agreements also contain certain restrictive covenants that restrict (with certain limitations) our Named Executive Officers from (i) competing with Innovex and its affiliates during the term of the Named Executive Officer’s employment with the Company and for the 12-month period following termination of employment and (ii) soliciting any customers or soliciting or hiring employees of Innovex and its affiliates, in each case, during the term of the Named Executive Officer’s employment with the Company and for the 24-month period following termination of employment.

Adam Anderson

Effective as of October 29, 2020, Mr. Anderson entered into an employment agreement with the Company (the “Anderson Employment Agreement”), which was superseded in March 2023 as described below. Mr. Anderson serves as our Chief Executive Officer and reports to our board of directors.

The Anderson Employment Agreement provided for (i) a three-year employment term, which may be earlier terminated pursuant to the terms and conditions of the agreement, (ii) an annual base salary of $375,000, (iii) an annual target bonus opportunity equal to 50% of his annual base salary, (iv) eligibility to participate in any benefits plans generally made available to other employees of the Company, including but not limited to, vacation, disability insurance, and participation in the Company’s 401(k) plan, and (v) business expense reimbursement for reasonable travel, entertainment and other business expenses incurred in the course of the performance of his duties, in accordance with the Company’s expense policy as in effect from time to time.

Effective March 1, 2023, the Anderson Employment Agreement was amended and restated (the “A&R Anderson Employment Agreement”). The A&R Anderson Employment Agreement provides for the same terms and conditions as the Anderson Employment Agreement except the A&R Anderson Employment Agreement (i) provides for a base salary of $425,000 and an annual target bonus opportunity equal to 50% of annual base salary and (ii) clarifies that Mr. Anderson will be entitled to receive severance benefits even if his employment is terminated in connection with a “Liquidation” (as defined in the Company’s Amended and Restated Certificate of Incorporation, as amended from time to time); provided, that if the termination occurs either (A) while the Company is in active bankruptcy proceedings, (B) while the Company is in forbearance with its creditors or (C) in connection with or after a voluntary liquidation under applicable bankruptcy or reorganization legislation, dissolution or winding up of the Company, the Company is not required to pay the severance benefits (the “Severance Liquidation Clarification”).

Mark Reddout

Effective as of April 5, 2018, Mr. Reddout entered into an employment agreement with the Company (the “Reddout Employment Agreement”), which was superseded in March 2023 as described below. Mr. Reddout serves as the Company’s President, North America, and reports to Mr. Anderson.

The Reddout Employment Agreement provided for (i) a three-year employment term, which may be earlier terminated pursuant to the terms and conditions of the agreement, (ii) an annual base salary of $230,000, (iii) an annual target bonus opportunity equal to 30% of his annual base salary, (iv) eligibility to participate in any benefits plans generally made available to other employees of the Company, including but not limited to, vacation, disability insurance, and participation in the Company’s 401(k) plan, and (v) business expense reimbursement for reasonable travel, entertainment and other business expenses incurred in the course of the performance of his duties, in accordance with the Company’s expense policy as in effect from time to time.

Effective March 1, 2023, the Reddout Employment Agreement was amended and restated (the “A&R Reddout Employment Agreement”). The A&R Reddout Employment Agreement provides for the same terms and conditions as the Reddout Employment Agreement except the A&R Reddout Employment Agreement (i) provides for a base salary of $300,000 and an annual target bonus opportunity equal to 35% of annual base salary, (ii) the Severance Liquidation Clarification, and (iii) a retention bonus of $1,000,000, payable in three substantially equal installments, subject to Mr. Reddout’s continued employment, on or about April 1, of 2023, April 1, 2024 and April 1, 2025, with the 2024 and 2025 payments each subject to and the Company meeting at least 80% of its annual budgeted 2023 and 2024 EBITDA, respectively.

Kendal Reed

Effective as of January 14, 2019, Mr. Reed entered into an employment agreement with the Company (the “Reed Employment Agreement”), which was superseded in March 2023 as described below. Mr. Reed serves as the Company’s Chief Financial Officer and reports to Mr. Anderson.

The Reed Employment Agreement provided for (i) a three-year employment term, which may be earlier terminated pursuant to the terms and conditions of the agreement, (ii) an annual base salary of $250,000, (iii) an annual target bonus opportunity equal to 40% of his annual base salary, (iv) eligibility to participate in any benefits plans generally made available to other employees of the Company, including but not limited to, vacation, disability insurance, and participation in the Company’s 401(k) plan, and (v) business expense reimbursement for reasonable travel, entertainment and other business expenses incurred in the course of the performance of his duties, in accordance with the Company’s expense policy as in effect from time to time.

Effective March 1, 2023, the Reed Employment Agreement was amended and restated (the “A&R Reed Employment Agreement” and, together with the A&R Reddout Employment Agreement and the A&R Anderson Employment Agreement, the “Amended and Restated Executive Employment Agreements”). The A&R Reed Employment Agreement provides for the same terms and conditions as the Reed Employment Agreement except the A&R Reed Employment Agreement (i) provides for a base salary of $300,000 and an annual target bonus opportunity equal to 40% of annual base salary and (ii) the Severance Liquidation Clarification.

Equity Incentive Plans

2016 Long-Term Incentive Plan

The 2016 Plan was adopted by our board of directors effective as of October 28, 2016. The purpose of the 2016 Plan is to enhance our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to our Company by providing such persons with equity ownership opportunities and thereby better aligning the interests of such persons with those of our stockholders. The 2016 Plan authorizes the award of stock-based incentives to “Eligible Persons” to encourage such Eligible Persons to expend maximum effort in the creation of stockholder value. A copy of the 2016 Plan will be filed as an exhibit to the registration statement of which this prospectus is a part, and this summary is qualified in its entirety by the full text of the 2016 Plan.

Administration.    The 2016 Plan is administered by our board of directors, which has the authority to construe and interpret the 2016 Plan, grant awards and make all determinations in the manner and to the extent it deems necessary or appropriate to carry the 2016 Plan and awards granted thereunder into effect.

Eligibility.    Employees, consultants and directors of the Company and its affiliates are eligible to receive awards under the 2016 Plan. Our board of directors determines who receives awards and the terms and conditions associated with such awards.

Share Reserve and Counting.    We initially reserved 819,302 shares of common stock (the “Award Reserve”) for issuance under the 2016 Plan. Our board of directors amended the 2016 Plan to increase the number of shares available for awards under the 2016 Plan on October 8, 2018 to 940,000 shares, on June 10, 2019, to 1,100,000 shares, on March 10, 2021 to 1,500,000 shares and on January 1, 2023 to 2,000,000 shares. Under the 2016 Plan, the Award Reserve may consist in whole or in part of authorized but unissued shares, shares purchased on the open market or treasury shares and is subject to adjustment as follows:

•

If any award expires or lapses or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as a result of repurchase by the Company), the common stock covered by such award is returned to the Award Reserve and again available for grant; and

•

Shares of common stock delivered to the Company by an award recipient to settle any applicable exercise or purchase price of an award and/or to satisfy any applicable tax withholding obligation are returned to the Award Reserve and again available for grant.

Awards.    The 2016 Plan authorizes the grant of incentive stock options (“ISOs”), nonqualified stock options, restricted stock, restricted-stock units (“RSUs”) and other stock-based awards. All awards under the 2016 Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows:

Stock Options.    Stock options provide for the purchase of shares of our common stock at an exercise price set on the grant date. The 2016 Plan provides for the grant of ISOs only to employees of the Company and its affiliates. Nonqualified stock options may be granted to employees, consultants and directors of the Company and its affiliates. The exercise price of each option to purchase common stock must be at least equal to the fair market value of common stock on the date of grant. The exercise price of ISOs granted to holders of 10% or more of common stock must be at least equal to 110% of the fair market value of common stock on the date of grant. Options granted under the 2016 Plan are exercisable at such times and subject to such terms and conditions as determined by our board of directors. The maximum term of options granted under the 2016 Plan is ten years (five years in the case of ISOs granted to 10% or greater stockholders). No dividend or dividend equivalent rights shall be paid out on options.

Each award of options is subject to the terms of a Notice of Option Award and an Option Award Agreement, of which the key terms are as follows: (i) options are subject to time-based vesting, subject to the award recipient’s continued employment or service to the Company, as follows: (a) 25% of the options will vest and become exercisable on the first anniversary of the specified vesting commencement date and (b) the remaining 75% of the options will vest and become exercisable in equal quarterly installments up to the fourth anniversary of the date of grant; (ii) in the event of a Liquidity Event (as defined in the 2016 Plan), options become fully vested and exercisable immediately prior to the occurrence of such event; (iii) upon the termination of an award recipient’s employment or service to the Company for any reason, any unvested options will be forfeited for no consideration; and (iv) upon the termination of the award recipient’s employment or service to the Company for “Cause” (as defined in the award recipient’s employment agreement, or, if no such agreement exists, the 2016 Plan), the award recipient forfeits the right to exercise any vested options.

Restricted Stock.    The Company may grant awards consisting of shares of common stock subject to certain vesting conditions and other restrictions, which will lapse upon the terms our board of directors determines at the time of grant. Requirements for the lapse of restrictions may be based on the service of the award recipient for a specified time period or the attainment of one or more performance goals. Award recipients holding restricted stock awards will have the rights of a stockholder and to receive all dividends and other distributions with respect thereto, unless our board of directors determines otherwise to the extent permitted under applicable law. Such dividends will not be paid until the underlying award vests.

Restricted Stock Units.    An RSU is a notional unit representing the right to receive one share of our common stock (or the cash value or property with a fair market value of one share of our common stock) on a specified settlement date. Our board of directors may condition the grant or vesting of RSUs on the achievement of performance conditions and/or the satisfaction of a time-based vesting schedule. Further, to the extent any RSU award recipient is entitled to dividend equivalents, such dividend equivalents may be paid currently or credited to an account for the recipient, may be settled in cash or common stock and may be subject to the same restrictions on transfer and forfeitability as the RSUs with respect to which the dividend equivalents are paid.

Other Stock-Based Awards.    Our board of directors is authorized to grant other awards under the 2016 Plan that may be valued in whole or in part by reference to, or are otherwise based on, shares of common stock or other property.

Adjustment.    In the event of changes in our outstanding common stock or in the capital structure of the Company by reason of any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of common stock or other securities of the Company, issuance of warrants or other rights to purchase common stock or other securities of the Company, or other similar corporate transaction or event, in order to prevent the dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the 2016 Plan or with respect to any award, our board of directors may, in such manner as it may deem equitable, adjust the awards as to the number, price or kind of share of common stock, securities or other consideration subject to such awards.

Generally, in the event of any transaction or event described above (including, without limitation, any “Change in Control” as defined in the 2016 Plan), in order to (a) prevent dilution or enlargement of potential benefits intended by the Company to be made available under the 2016 Plan or with respect to any award granted or issued under the 2016 Plan, (b) to facilitate such transaction or event or (c) to give effect to changes in applicable laws or accounting principles, our board of directors may provide for any one or more of the following: (i) cancellation of any or all awards in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such award or realization of the award recipient’s rights under the vested portion of such award; provided, that if the amount that could have been obtained upon the exercise or settlement of the vested portion of such award or realization of the award recipient’s rights, in any case, is equal to or less than zero, then the vested portion of such awards may be cancelled without payment; (ii) acceleration of vesting of any or all awards with such awards becoming exercisable under their terms; (iii) the assumption or substitution of any or all awards by the successor or survivor corporation, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price; (iv) adjustments in the number and type of shares of common stock subject to outstanding awards, and or the terms, conditions and criteria included in outstanding awards; (v) replacement of any and all awards with other rights or property; and/or (vi) the termination of any and all awards and the exercisability thereof.

Notwithstanding the above, in the event of an “Equity Restructuring” (as defined in the 2016 Plan), our board of directors will equitably adjust each outstanding award, with such adjustments including with respect to the number and type of securities subject to each outstanding award and/or the exercise price or grant price thereof, if applicable, the grant of new awards to award recipients, and/or the making of a cash payment to award recipients, as our board of directors deems appropriate to reflect the equity restructuring.

Plan Amendment and Termination.    Our board of directors may amend, suspend or terminate the 2016 Plan and awards thereunder at any time and from time to time; provided, that no amendment shall materially and adversely affect any award outstanding at the time of such amendment without the consent of the affected award recipient. Awards may not be granted under the 2016 Plan after the completion of ten years from the effective date of the plan.

2024 Long-Term Incentive Plan

We intend to adopt a new equity incentive plan (the “2024 Plan”) for our directors, officers, employees, consultants and advisors. To date, no awards have been made under the 2024 Plan. The description of the 2024 Plan set forth below is a summary of what we expect will be the material features of the 2024 Plan. This summary, however, does not purport to be a complete description of all the provisions of the 2024 Plan. This summary is qualified in its entirety by reference to the 2024 Plan. Awards previously issued and outstanding under the 2016 Plan will continue to be governed by the 2016 Plan after the adoption of the 2024 Plan; however, no further awards will be granted under the 2016 Plan.

Awards.    When adopted, our board of directors may grant the following types of awards to participants under the 2024 Plan: ISOs, nonqualified stock options, stock appreciation rights (“SARs”), restricted stock, RSUs, unrestricted shares of common stock, and other stock-based or cash-based awards.

Share Reserve.    The shares that may be issued pursuant to awards will be our common stock, and we expect that the maximum aggregate amount of such common stock, which may be issued under the 2024 Plan, including upon exercise of ISOs, will be equal to             shares of our common stock, subject to adjustment to reflect certain corporate transactions or changes in our capital structure and subject to an annual increase on the first day of each calendar year beginning on January 1, 2025 and ending on and including January 1, 2034 equal to the lesser of (x)                % of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (y) such smaller number of shares as determined by our board of directors. If any outstanding award expires or is canceled, forfeited or settled in cash, we expect that the shares allocable to that award will again be available for grant under the 2024 Plan. In addition, the following shares will again be available for grant or issuance under the 2024 Plan: (i) shares tendered by participants or withheld by the Company as full or partial payment upon the exercise of options; (ii) shares reserved for issuance upon the grant of SARs, to the extent the number of reserved shares exceeds the number of shares actually issued upon the exercise of the SARs; and (iii) shares withheld by or otherwise remitted to the Company to satisfy withholding obligations upon the exercise, lapse of restrictions or settlement of awards.

Administration.    Our compensation committee will administer the 2024 Plan. Among other responsibilities, our compensation committee will select participants and determine the type of awards to be granted to participants, the number of shares of common stock to be covered by awards and the terms and conditions of awards (including exercise price, methods of payment and vesting schedules), may accelerate the vesting or exercisability of, or the lapse of restrictions on, awards, and may make any other determination and take any other action that it deems necessary or desirable to administer the 2024 Plan.

Term of Plan.    We expect that the 2024 Plan will terminate on the 10th anniversary of its adoption by our board of directors and approval by our stockholders, unless terminated earlier by our compensation committee or board of directors. No awards will be granted under the 2024 Plan after that date, but awards granted prior to that date may continue beyond such date, subject to the terms and conditions of the 2024 Plan.

Eligibility.    Our directors, officers, employees, consultants and advisors and those of our affiliated companies, as well as those who have accepted offers of employment or consultancy from us or our affiliated companies, will be eligible for awards, provided that incentive stock options may be granted only to employees. A written agreement between us and each participant will evidence the terms of each award granted under the 2024 Plan.

Limited Transferability.    Subject to the terms and conditions of the 2024 Plan and its adoption, an award granted under the 2024 Plan will not be able to be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution unless determined otherwise by the administrator.

Changes to Capital Structure.    In the event of any extraordinary non-cash dividend or other distribution other than an ordinary dividend (whether in the form of cash, shares, other securities or property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets or equity securities, or exchange of shares or other of our securities, issuance of warrants or other rights to purchase shares or other of our securities, or other similar corporate transaction or event (including without limitation a change in control) that affects the shares of common stock, we expect that appropriate equitable adjustments (as determined by our compensation committee) will be made to the number and kind of shares (or other securities or property) subject to outstanding awards to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the 2024 Plan or with respect to an award. In addition, we expect that our compensation committee will be able to terminate any outstanding award and provide for the purchase of any such award in cash or the replacement of such award with other rights or property.

Corporate Events/Change in Control.    We expect that in connection with certain corporate events, including but not limited to a “change in control,” (as defined in the 2024 Plan), our compensation committee may provide for any one or more of the following: (i) the assumption or substitution of any or all awards in connection therewith, with awards that vest based on performance criteria being deemed earned at the target level (or if no target is specified, the maximum level) and converted into solely service-based vesting awards, (ii) the acceleration of vesting of any or all awards not assumed or substituted in connection with the corporate event (with vesting of performance-based awards deemed earned at the target level (or if no target is specified, the maximum level), unless otherwise specified in the applicable award agreement, (iii) the cancellation of any or all awards not assumed or substituted in connection with such corporate event (whether vested or unvested) together with the payment to participants holding vested awards so canceled of an amount in respect of cancellation based on the per-share consideration being paid for the Company common stock in connection with such corporate event, (iv) the cancellation or any or all options, SARs, and other awards subject to exercise not assumed or substituted in connection with any such corporate event (whether vested or unvested) after providing the holder thereof with a period of at least 10 days to exercise such awards, and (v) the replacement of any and all awards (subject to certain limitations) with a cash incentive program that preserves the value of the awards so replaced.

Amendment or Termination.    We expect that our compensation committee or board of directors will be able to amend the 2024 Plan and awards at any time and from time to time. In addition, we expect that our compensation committee or board of directors may suspend or terminate the 2024 Plan at any time.

Amendments will not be effective without stockholder approval if stockholder approval is required by applicable law or stock exchange requirements. If any amendment or termination would materially and adversely affect the rights of any participant, such amendment or termination will not become effective unless the affected participant consents.

Retirement Benefits

We maintain a qualified 401(k) retirement savings plan for all eligible employees, including our Named Executive Officers, which allows participants to defer a percentage of cash compensation up to the maximum amount allowed under Internal Revenue Service Guidelines. We make discretionary matching contributions to our 401(k) plan, generally equal to 50% of the first 6% of the employee’s salary deferred (i.e., a 3% total match). 401(k) plan participants are always fully vested with respect to their contributions to the plan. We do not maintain, sponsor or otherwise have any liability with respect to any defined benefit pension plan or nonqualified deferred compensation plan.

Potential Payments upon Termination or Change in Control

Each of the Amended and Restated Executive Employment Agreements provides that upon a termination of their employment by Innovex for any reason other than for “Cause” as defined therein, subject to the applicable Named Executive Officers’ execution and delivery of a fully effective release of claims in favor of the Company and continued compliance with applicable restrictive covenants (as described in “Employment Agreements” above), the Named Executive Officer will receive salary continuation payments and full COBRA premium reimbursement for a period 12 months (the “Severance Benefits”).

The Amended and Restated Executive Employment Agreements define “Cause” as the applicable Named Executive Officer’s (a) willful failure or refusal to perform reasonably assigned duties consistent with the Named Executive Officer’s office or position in the Company in any material respect, if such failure or refusal is not corrected (if correctible) by the Named Executive Officer within 10 days following written notice by the Company describing such failure or refusal in reasonable detail or, if corrected, recurs; (b) conviction for or plea of nolo contendere to (i) a felony or misdemeanor involving fraud, embezzlement or financial improprieties, (ii) any crime involving dishonesty or moral turpitude or (iii) any crime that is otherwise injurious to the Company or any of its affiliates or the Company’s (or its affiliate’s) reputation; (c) commission of an act of fraud, embezzlement, misappropriation or breach of fiduciary duty against the Company or any of its affiliates, (d) willful violation of laws or regulations applicable to the Company’s or its affiliate’s business; (e) failure or refusal to comply with any written material rule or policy of the Company or any of its affiliates of which the Named Executive Officer had prior notice, if such failure or refusal is not corrected (if correctible) by the Named Executive Officer within 10 days following receipt of written notice from the Company describing such failure or refusal in reasonable detail or, if corrected, recurs; (f) gross negligence or willful misconduct in the performance of the Named Executive Officer’s duties; or (g) habitual abuse of alcohol, narcotics or other illegal substances.

Pursuant to the terms of each option award agreement and RSU award agreement, the vesting of each Named Executive Officer’s option awards and RSU awards will fully accelerate, and such option awards will be exercisable, upon the occurrence of a “Liquidity Event” (as defined in the 2016 Plan), effective as of immediately prior to such liquidity event.

Director Compensation Table

The following table reflects information regarding the compensation awarded to, earned by or paid to the members of our board of directors for the fiscal year ended December 31, 2023. We compensate our independent directors for their service on our board of directors through quarterly cash payments as well as equity awards. Our non-independent directors receive no additional compensation related to their service on our board of directors and neither does Mr. Anderson, who is a Named Executive Officer and is excluded from this table.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
Erik Hoover	$50,000	$0	$50,000
Angie Sedita	$50,000	$0	$50,000
Bonnie S Black	$12,500	$93,510	$106,010
Patrick Connelly	$0	$0	$0
Jason Turowsky	$0	$0	$0
Will Donnell	$0	$0	$0

(1)	As of December 31, 2023, Erik Hoover holds 4,700 nonqualified options, Angie Sedita holds 5,000 nonqualified options, and Bonnie S Black holds 3,000 RSUs.
(2)

Represents the aggregate grant date fair-value of RSUs award during 2023. These amounts have been calculated in accordance with Accounting Standards Codification Topic 718. Please see “Note 14 – Stock Based Compensation” to our consolidated financial statements.

(3)

Effective October 1, 2023, Ms. Black was granted 3,000 RSUs, under the terms and condition of the 2016 Plan, a grant notice and RSU award agreement, which vest annually over three years with 33% of the units vesting on the first and second anniversary of October 1, 2023, and 34% vesting on the third anniversary of October 1, 2023.

Narrative to Director Compensation Table

During 2023, our independent board members, Mr. Hoover and Ms. Sedita, were paid a cash retainer of $50,000, payable quarterly in arrears. Ms. Black, who paid a cash retainer of $12,500 which represents a pro-rated portion of a $50,000 annual cash retainer. Ms. Black was also granted 3,000 RSUs under the terms and conditions of the 2016 Plan and a grant notice and RSU award agreement. The grant notice and RSU award agreement for Ms. Black provides that the RSUs will vest annually over three years with 33% of the units vesting on each of the first, second, and third anniversary of October 1, 2023, subject to continued service through each applicable vesting date, and subject to full acceleration on a Liquidity Event (as defined in the 2016 Plan).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional shares of common stock, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each of our directors;

•	our named executive officers; and

•	all of our directors and executive officers as a group.

The underwriters have an option to purchase a maximum of                 additional shares.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Innovex Downhole Solutions, Inc., 19120 Kenswick Drive, Humble, Texas 77338.

The following table does not include any shares of common stock that 5% stockholders, directors, director nominees and named executive officers may purchase in this offering through the directed share program described under “Underwriting.”

	Shares of common stock beneficially owned prior to the offering(1)		Shares of common stock beneficially owned after the offering
Name of Beneficial Owner	Number	%	Number	%
5% Stockholders
Amberjack Capital Partners, L.P.(2)

Directors and Named Executive Officers
Adam Anderson
Kendal Reed
Mark Reddout
Patrick Connelly
Jason Turowsky
Will Donnell
Angie Sedita
Erik Hoover
Bonnie S. Black
All directors and executive officers as a group (9 persons)

*	Represents beneficial ownership of less than 1%.
(1)

Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person.

(2)

Consists of: (i)                shares of common stock held directly by Amberjack Capital Fund II, L.P.; (ii)                shares of common stock held directly by Innovex Co-Invest Fund II, L.P.; (iii)                shares of common stock held directly by Innovex Co-Invest Fund, L.P.;

(iv) shares of common stock held directly by Intervale Capital Fund II, L.P.; and (v) shares of common stock held directly by Intervale Capital Fund III, L.P. The general partner of (i) Amberjack Capital Fund II, L.P. is Amberjack Capital Fund II GP, L.P., and the general partner of such general partner is Amberjack Capital Associates II, LLC, (ii) Innovex Co-Invest Fund II, L.P. is Innovex Co-Invest II GP, L.P., and the general partner of such general partner is Innovex Co-Invest Associates, LLC, (iii) Innovex Co-Invest Fund, L.P. is Innovex Co-Invest GP, L.P., and the general partner of such general partner is Innovex Co-Invest Associates, LLC, (iv) Intervale Capital Fund II, L.P. is IC Fund II GP, L.P., and the general partner of such general partner is Intervale Capital Associates II, LLC, and (v) Intervale Capital Fund III, L.P. is IC Fund III GP, L.P., and the general partner of such general partner is Intervale Capital Associates III, LLC. By virtue of their relationships, the foregoing general partners control all voting and dispositive power over the reported shares held by such Ambjerjack Fund and therefore may be deemed to be the beneficial owner of such shares. The sole member of Amberjack Capital Associates II, LLC, Innovex Co-Invest Associates, LLC, Intervale Capital Associates II, LLC and Intervale Capital Associates III, LLC is Amberjack Capital Partners, and the general partner of Amberjack Capital Partners is Amberjack Management, LLC (“Amberjack Management”). By virtue of their relationships, Amberjack Capital Partners and Amberjack Management control all voting and dispositive power over the reported shares held by all the Amberjack Funds and therefore may be deemed to be the beneficial owner of such shares. The address of the Amberjack Funds, Amberjack Capital Partners, Amberjack Management and the other general partners identified above is 1021 Main Street, Suite 1100, Houston, Texas 77002. Mr. Connelly and Mr. Turowsky are co-managing partners of Amberjack Management. The address of Mr. Connelly and Mr. Turowsky is 1021 Main Street, Suite 1100, Houston, Texas 77002. Mr. Connelly and Mr. Turowsky disclaim beneficial ownership of such securities in excess of their pecuniary interests in the securities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Affiliates

Innovex has entered, and will in connection with this offering enter, into transactions with Amberjack Capital Partners and the Amberjack Funds.

Registration Rights Agreement

In connection with the closing of this offering, we plan to enter into a registration rights agreement with the Amberjack Funds. We expect that the registration rights agreement will contain provisions by which we agree to register under the federal securities laws the offer and resale of shares of our common stock by the Amberjack Funds or permitted transferees as more fully described below.

The registration rights agreement will include provisions by which we agree that, at any time after the 180-day lock-up period, as described in “Underwriting,” and subject to certain limitations, any of the Amberjack Funds will have the right to require us to prepare and file a registration statement registering the offer and sale of their shares of our common stock. Generally, we will be required to provide notice of the request to certain other holders of our common stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, we will not be obligated to effect a demand registration more than three times if the registration is on Form S-1, or to effect such a demand registration if a then effective registration statement is available for use or to effect such a demand registration or an underwritten offering within 90 days after the closing of any requested underwritten offering of shares of our common stock unless certain requirements are met. In addition, as promptly as reasonably practicable, but in no event later than the latest of 30 days after the date the agreement is executed, the 180-day lock-up period, as described in “Underwriting,” and the date we are eligible to use Form S-3 or any equivalent or successor form under the Securities Act, we will be required to prepare and file with the SEC a shelf registration statement on Form S-3 to permit the public resale of all of the registrable securities thereunder in accordance with the terms of the agreement.

The registration rights agreement will also generally obligate us to cooperate with the Amberjack Funds in effecting the disposition of their shares of common stock by such methods as the Amberjack Funds may request, including through underwritten offerings and block trades.

The registration rights agreement will include provisions, subject to certain exceptions, that if at any time we propose to register an offering of our common stock or conduct an underwritten offering, whether or not for our own account, then we would be required to notify the Amberjack Funds and allow them to include a specified number of their shares of our common stock in that registration statement or underwritten offering, as applicable.

These registration rights will be subject to certain conditions and limitations, and we will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The registration rights agreement will also require us to indemnify each of the Amberjack Funds against certain liabilities under the Securities Act.

Stockholders Agreement

On January 1, 2023, we entered into an amended and restated stockholders agreement with the Amberjack Funds and the other stockholders named therein. Among other things, the stockholders agreement provides that our board of directors will be composed of: three individuals designated by Amberjack Capital Partners on behalf of the Amberjack Funds; one individual designated by Amberjack Capital Partners from among the limited partners of Innovex Co-Invest Fund II; the individual who is the then duly elected and acting Chief Executive Officer of the Company; and, if Amberjack Capital Partners so elects, one or more independent, non-voting director(s) designated by Amberjack Capital Partners on behalf of the Amberjack Funds.

In connection with the completion of this offering, we intend to terminate the stockholders agreement.

Nomination and Information Agreement

In connection with this offering, we intend to enter into a nomination and information agreement with Amberjack Capital Partners and the Amberjack Funds. Under the nomination and information agreement, Amberjack Capital Partners will have the right to nominate and designate (and, subject to applicable law and the fiduciary duties of our board of directors where board action is required, as applicable, we will be required to support the election of): (i) four individuals to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns more than 50% of our outstanding shares of common stock; (ii) three individuals to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 50% or less but more than 40% of our outstanding shares of common stock; (iii) two individuals to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 40% or less but more than 25% of our outstanding shares of common stock; and (iv) one individual to our board of directors if Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 25% or less but more than 10% of our outstanding shares of common stock. If the size of the board of directors increases, the number of individuals Amberjack Capital Partners is entitled to nominate and designate shall automatically be increased to a number of individuals that would provide Amberjack Capital Partners the same proportionate amount of designees, relative to the increased board size, rounded up to the nearest whole number of individuals. The nomination and information agreement will require us to take all necessary action (subject to applicable law and the fiduciary duties of our board of directors where board action is required, as applicable) to ensure that our board of directors is fixed at no more than seven directors, and only increase with the prior written consent of Amberjack Capital Partners, so long as Amberjack Capital Partners is entitled to nominate and designate any directors. In the event a vacancy on our board of directors is created by the death, disability, removal, resignation or otherwise of an Amberjack Capital Partners director designee, Amberjack Capital Partners will have the right to have the vacancy filled by a new director designee, and the parties to the agreement will be required (subject to applicable law and the fiduciary duties of our board of directors where board action is required, as applicable) to take such action as may be necessary to appoint such nominee for the remainder of the departing director’s term. In the event that Amberjack Capital Partners ceases to have the right to designate one or more director(s), if requested by the chairperson of our nominating and governance committee or a majority of the directors then in office, any such director designee designated by Amberjack Capital Partners will be required to resign or, if no such request is made, such director would be entitled to serve until the end of such director’s term.

So long as Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 50% or more of our outstanding shares of common stock, Amberjack Capital Partners will have a right to designate the chairperson of our board of directors. Amberjack Capital Partners will also have the right, so long as it (together with the Amberjack Funds and their affiliates) beneficially owns at least 50% of our outstanding shares of common stock, to approve the chairperson of each committee of our board of directors, subject to any requirements, including independence requirements, for such committee members imposed by applicable law, and excluding certain committees that may be established for conflicts purposes, and we will be required (subject to applicable law and the fiduciary duties of our board of directors where board action is required, as applicable) to take such action as may be necessary to ensure that only such committee members approved by Amberjack Capital Partners are appointed as committee chairpersons.

Amberjack Capital Partners will have the right to appoint two board observers so long as it beneficially owns (together with the Amberjack Funds and their affiliates) over 50% of our outstanding shares of common stock, or one board observer so long as it (together with the Amberjack Funds and their affiliates) beneficially owns over 10% of our outstanding shares of common stock.

The nomination and information agreement will require that, to the extent that we are a “controlled company,” we elect to be treated as a controlled company such that we will be entitled to avail ourselves of all controlled company exceptions to the corporate governance listing standards of the NYSE or other exchange on which our common stock is listed.

To the extent Amberjack Capital Partners (together with the Amberjack Funds and their affiliates) beneficially owns 5% or more of our outstanding shares of common stock, the nomination and information agreement will also obligate us to provide Amberjack Capital Partners and its affiliates with certain visitation and inspection rights with respect to our books, records, and properties, access to our officers to discuss our finances and accounts, financial information that would otherwise be publicly available if we are no longer a public reporting company, and such other information as may be reasonably requested.

Management Services Agreement

On October 31, 2016, we entered into a letter agreement with Amberjack Capital Partners that required Amberjack Capital Partners to provide certain advisory and other services in exchange for an annual advisory fee in an amount equal to the greater of $350,000 and 3.00% of our EBITDA, which Amberjack Capital Partners is entitled to waive in its sole discretion from time to time, and we agreed to reimburse Amberjack Capital Partners for expenses incurred in connection with its services or incurred by its employees and/or other representatives in connection with attendance at board meetings and for other matters. During the years ended December 31, 2022, 2021 and 2020, we expensed approximately $65,000, $50,000 and $119,000, respectively, related to travel and other out-of-pocket expenses incurred by Amberjack Capital Partners. During this same period Amberjack Capital Partners waived the annual advisory fee otherwise payable by us under the letter agreement. This agreement will terminate at the closing of this offering.

Other Related Party Transactions

In addition, during the years ended December 31, 2022 and December 31, 2021, we purchased approximately $400,000 and $504,000, respectively, of specialized centralizers from Centergenics LLC. David King Anderson, the father of our Chief Executive Officer, is a co-owner and marketing director of Centergenics LLC.

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries were, are or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our common stock; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a Code of Business Conduct and Code of Ethics for Senior Executive Officers in connection with the completion of this offering that will provide that the board of directors or its authorized committee will review all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In connection with this offering and subject to the rules of the NYSE, we will establish an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. We anticipate that one of the audit committee’s functions will be to review and approve all relationships and transactions in which we and our directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their immediate family members, have a direct or indirect material interest. We anticipate that such policy will be a written policy that will be implemented by the audit committee prior to the completion of this offering.

The Code of Business Conduct and Code of Ethics for Senior Executive Officers will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the board of directors or its authorized committee should consider all of the relevant facts and circumstances available.

The Code of Business Conduct and Code of Ethics for Senior Executive Officers described above will be adopted in connection with the completion of this offering and, therefore, the transactions described below were not reviewed under such policy.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Innovex Downhole Solutions, Inc. will consist of                million shares of common stock, $0.01 par value per share, of which    shares will be issued and outstanding and                million shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Innovex Downhole Solutions, Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and bylaws, which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Voting Rights.    Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights.    Upon the liquidation, dissolution, distribution of assets or other winding up of Innovex Downhole Solutions, Inc., the holders of common stock are entitled to receive ratably the assets of Innovex Downhole Solutions, Inc. available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Other Matters.    The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, covering up to an aggregate of                million shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Provisions

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our bylaws, as will be in effect upon the closing of this offering and as described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Anti-Takeover Statute

In general, Section 203 of the DGCL, an anti-takeover provision, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder, or person or group owning 15% or more of the corporation’s voting stock, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in the manner prescribed by the DGCL and Delaware Court of Chancery.

We intend to elect in our amended and restated certificate of incorporation not to be subject to Section 203. However, our amended and restated certificate of incorporation will contain provisions that have generally the same effect as Section 203, except that the Amberjack Funds, their affiliates and their respective affiliates and successors (other than our company), as well as their direct and indirect transferees, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. The existence of this provision in our amended and restated certificate of incorporation would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws

Classified Board

On the Trigger Date, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section titled “Management—Board of Directors and Committees.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that, prior to the Trigger Date, any of our directors may be removed from office at any time with or without cause by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. After the Trigger Date, our directors may be removed only for cause by the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Undesignated Preferred Stock

The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise.

Stockholder Meetings

Our amended and restated certificate of incorporation and bylaws will provide that, on or after the Trigger Date, a special meeting of stockholders may be called only by the chairman of our board, our chief executive officer or by a resolution adopted by a majority of the total number of directors we would have if there were no vacancies or, prior to the Trigger Date, also at the request of holders of not less than a majority in voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors. On or after the Trigger Date, stockholders are not permitted to call a special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These procedures will provide that notice of stockholder nominations or proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the date on which we first mailed our proxy materials for the annual meeting for the preceding year. Our amended and restated bylaws will specify the requirements as to form and content of all stockholders’ notices. These requirements may make it more difficult for stockholders to bring matters before the stockholders at an annual or special meeting.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, prior to the Trigger Date, stockholders may take action by written consent if the consent is signed by holders of our outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to our registered office in the State of Delaware, our principal place of business, or our officer or agent having custody of the book in which proceedings of stockholders are recorded. On or after the Trigger Date, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, except if approved by our board of directors in advance of the taking of action or as otherwise provided by the terms of any series of preferred stock permitting the holders of such preferred stock to act by written consent.

Amendment of Amended and Restated Certificate of Incorporation or Bylaws

The DGCL generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our amended and restated certificate of incorporation and bylaws will provide that the affirmative vote of a majority of the total number of directors we would have if there were no vacancies is required to adopt, amend, alter or repeal our amended and restated bylaws. In addition, prior to the Trigger Date, a majority of the voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class is required to adopt, amend, alter or repeal certain provisions of our amended and restated certificate of incorporation or our bylaws, or, after the Trigger Date, the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend, alter or repeal certain provisions of our amended and restated certificate of incorporation and our bylaws.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us or any of our directors, officers or employees arising under the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws;

•	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws;

•	any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us or any of our directors, officers or employees that is governed by the internal affairs doctrine.

This provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. It is possible that a court could find our forum provisions to be inapplicable or unenforceable. See the section titled “Risk Factors—Risks Related to this Offering and Our Common Stock—Our amended and restated certificate of incorporation will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.”

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for the following liabilities that cannot be eliminated under the DGCL:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividends or unlawful stock purchase or redemption, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will be prospective only and would not affect any limitation on liability of a director or officer for acts or omissions that occurred prior to any such amendment or repeal.

Our amended and restated certificate of incorporation and bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will explicitly authorize us to purchase insurance to protect any of our officers, directors, employees, agents or other entities for any expense, liability or loss, regardless of whether Delaware law would permit indemnification.

We expect to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Corporate Opportunities

Subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things, will provide that if any affiliate of Amberjack Capital Partners who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                .

Listing

We have applied to list our common stock on the NYSE under the symbol “INVX.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of              shares of common stock (or                 shares of common stock if the underwriters’ option to purchase additional shares is exercised). Of these shares, all of the shares of common stock (or                 shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. In addition, following the effectiveness of the registration statements that we may be requested to file or are required to file pursuant to the Registration Rights Agreement, up to                shares of our common stock owned by the Amberjack Funds will be available for sale. Please see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering and the shares owned by the Amberjack Funds) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-Up Agreements

We, all of our directors, officers and the Amberjack Funds have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus forms a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; and

•	certain former citizens or long-term residents of the United States.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX

LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•

an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States including any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with, and rely solely upon, their tax advisors regarding the U.S. federal income tax considerations of the ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock (or engage in certain redemptions that are treated as distributions with respect to our common stock), such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock (and will reduce tax basis, but not below zero) and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution treated as a dividend paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our common stock is or continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult with, and rely solely upon, their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements Under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019 would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers and withholding agents may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued.

Non-U.S. holders are encouraged to consult with, and rely solely upon, their tax advisors regarding the effects of FATCA on an investment in our common stock including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH, AND RELY SOLELY UPON, THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC, Piper Sandler & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Piper Sandler & Co
J.P. Morgan Securities LLC
Barclays Capital Inc.
Citigroup Global Markets Inc.
Evercore Group L.L.C.
PEP Advisory LLC

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                 shares of common stock from us to cover sales by the underwriters of a greater number of shares of common stock than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                 additional shares.

Paid by US

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares of common stock, the representatives may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, the Amberjack Funds and other holders of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The foregoing restrictions on our directors, officers, Amberjack Capital Partners and other holders of our common stock do not apply to, among other things, and subject in certain cases to various conditions:

•	transfers as bona fide gifts, charitable contributions, or for bona fide estate planning purposes;

•	transfers upon death by will, testamentary document, or the laws of intestate succession;

•

transfers to immediate family members or to any trust for the direct or indirect benefit of the holder or the immediate family of the holder or, if the holder is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust;

•

transfers to a partnership, limited liability company, or other entity of which the holder and the immediate family of the holder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

•	transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above;

•

transfers by a business entity (A) to an affiliated or controlled entity or (B) as part of a distribution to the holder’s stockholders, partners, members, or other equityholders or to the estate of any such stockholders, partners, members, or other equityholders;

•	transfers by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement;

•	transfers to us from one of our employees upon their death, disability, or termination of employment;

•	if the holder is not an officer or director, transfers of shares acquired (A) from the underwriters in this offering or (B) in open market transactions after the closing of this offering;

•

transfers to us in connection with the vesting, settlement, or exercise of RSUs, options, warrants, or other rights to purchase shares of our common stock (including, in each case, by way of “net” or “cashless” exercise), in each case granted under a stock incentive plan or other equity award plan or arrangement described in the prospectus;

•

entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer of shares of common stock, provided that shares of common stock subject to such plan may not be sold during the lock-up period; and

•

transfers pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by our board of directors and made to all holders of our common stock, and which involves a change in control.

The representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our common stock on the NYSE under the symbol “INVX.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to             of the shares of common stock offered hereby (approximately        %) for directors, executive officers, employees and business associates. The sales will be made by J.P. Morgan Securities LLC through a directed share program. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant Member State at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the Joint Global Coordinators for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and us that:

a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

b)	in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the Joint Global Coordinators has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Global Coordinators of such fact in writing may, with the prior consent of the Joint Global Coordinators, be permitted to acquire shares of common stock in the offering.

Additional Notice to Prospective Investors in the United Kingdom

This prospectus and any other material in relation to the shares of common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares of common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares of common stock will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of common stock shall require us and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means

Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares of common stock in the offering or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the underwriters and their affiliates that it meets the criteria outlined in this section.

Notice to Prospective Investors in Canada

The shares of common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares of common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Akin Gump Strauss Hauer & Feld LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Houston, Texas.

EXPERTS

The audited financial statements of Innovex Downhole Solutions, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On August 11, 2022, we dismissed Moss Adams LLP (“Moss Adams”) as our independent registered public accounting firm. The dismissal of Moss Adams was approved by our board of directors. The report of Moss Adams on our financial statements as of and for the fiscal year ended December 31, 2021 (the only year in the last two fiscal years for which Moss Adams prepared a report on our financial statements) did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2021 and the subsequent interim period through the date of Moss Adams’ dismissal, there were:

•

no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with Moss Adams on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moss Adams, would have caused Moss Adams to make reference to the subject matter of the disagreements in its report on our financial statements as of and for such fiscal years or such subsequent interim period; and

•	no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

We provided Moss Adams with a copy of the foregoing disclosure and requested that Moss Adams furnish a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of Moss Adams’ letter, dated                , 2023, furnished in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On October 7, 2022, we engaged Grant Thornton LLP (“Grant Thornton”) to audit our consolidated financial statements as of and for the fiscal years ended December 31, 2021 and December 31, 2020, which engagement was subsequently amended on March 31, 2023 to provide instead for an audit of our consolidated financial statements as of and for the fiscal years ended December 31, 2022 and December 31, 2021, in accordance with the standards of the Public Company Accounting Oversight Board. The engagement of Grant Thornton was approved by our board of directors.

During the fiscal years ended December 31, 2022 and December 31, 2021 and through the date of engagement, we did not consult with Grant Thornton with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 relating to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and the shares of common stock offered by this prospectus, we refer you to the full registration statement, including its exhibits and schedules, filed under the Securities Act.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, and the exhibits and schedules thereto can be downloaded from the SEC’s website. After the completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at www.innovex-inc.com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

GLOSSARY OF SELECTED TERMS

Artificial Lift.    Any production system that adds energy to the fluid column in a wellbore with the objective of initiating and enhancing production from the well. Artificial lift systems use a range of operating principles and equipment, including rod pumping systems, gas lift and electric submersible pumps, to enhance the production rate of a crude oil or natural gas well.

Blowout.    An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface. A blowout may consist of salt water, oil, natural gas or a mixture of these. Blowouts can occur in all types of E&P operations, not just during drilling operations. If reservoir fluids flow into another formation and do not flow to the surface, the result is called an underground blowout. If the well experiencing a blowout has significant open-hole intervals, it is possible that the well will bridge over (or seal itself with rock fragments from collapsing formations) down-hole and intervention efforts will be averted.

Casing.    Large-diameter, steel pipe lowered into an openhole and cemented in place. Casing is run to provide structural integrity to the wellbore, protect fresh water formations, isolate a zone of lost returns or isolate formations with significantly different pressure gradients.

Cementing.    To prepare and pump cement into place in a wellbore (primarily to fill and seal the gap between casing and the borehole wall).

Centralizers.    A mechanical device to position casing concentrically in the wellbore. A centralizer is usually used during cementing operation to provide a constant annular space around the casing, rather than having the casing lying eccentrically against the borehole wall.

Completion.    A generic term used to describe the assembly of down-hole tubulars and equipment required to enable safe and efficient production from an oil or gas well. The point at which the completion process begins may depend on the type and design of the well.

Completion Packers.    A component of the completion which provides a seal at certain required points in the well.

Consumable Product Sales.    Sales of consumable, single-use products and other associated revenues, such as freight.

Drilling Rig.    The machine used to drill a wellbore.

E&P.    Shorthand used to describe exploration and production.

Float Equipment.    A component attached to the downhole end of a casing string.

Frac Plugs.    A high-pressure plug which allows multiple segments of a wellbore to be isolated and hydraulically fractured separately.

Horizontal Drilling.    A subset of the more general term “directional drilling,” used where the departure of the wellbore from vertical exceeds about 80 degrees. Note that some horizontal wells are designed such that after reaching true 90-degree horizontal, the wellbore may actually start drilling upward. In such cases, the angle past 90 degrees is continued, as in 95 degrees, rather than reporting it as deviation from vertical, which would then be 85 degrees. Because a horizontal well typically penetrates a greater length of the reservoir, it can offer significant production improvement over a vertical well.

Hydraulic Fracturing.    A stimulation treatment routinely performed on oil and gas wells in low permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open. The wings of the fracture extend away from the wellbore in opposing directions according to the natural stresses within the formation. Proppant, such as grains of sand of a particular size, is mixed with the treatment fluid to keep the fracture open when the treatment is complete. Hydraulic fracturing creates high-conductivity communication with a large area of formation and bypasses any damage that may exist in the near-wellbore area.

Hydrocarbon.    A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas and oil.

Inflatable Packers.    A type of packer that uses an inflatable bladder to expand the packer element against the casing or wellbore. Pressure required to inflate the packer is provided by carefully applying surface pump pressure. Inflatable packers are capable of relatively large expansion ratios, an important factor in through-tubing work where the tubing size or completion components can impose a significant size restriction or devices designed to set in the casing or liner below the tubing.

IP.    Initial oil production.

Lateral Length.    The length from the point at which a wellbore enters the target zone to the terminus point of the wellbore.

Liner Hangers.    A device used to attach or hang liners from the internal wall of a previous casing string.

Natural Gas Liquids.    Components of natural gas that are liquid at surface in field facilities or in gas-processing plants. Natural gas liquids can be classified according to their vapor pressures as low (condensate), intermediate (natural gasoline) and high (liquefied petroleum gas) vapor pressure.

Product Connected Services.    Services that are typically connected to the well-site deployment of our engineered products and other field services.

Proppant.    Sized particles mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. In addition to naturally occurring sand grains, man-made or specially engineered proppants, such as resin-coated sand or high-strength ceramic materials like sintered bauxite, may also be used. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.

Proprietary Rental Tools.    Rentals of proprietary tools that are used to deploy our consumable products or to provide a critical well function.

R&D.    Shorthand for research and development.

Reamers.    A device used to enlarge a wellbore during the well drilling process.

Shale.    A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Spooling Services.    A service to handle and temporarily store an ESP cable spool. Spoolers generally are configured with a removable drum that allows transport spools to be inserted, allowing a new string to be spooled onto a reel.

Stimulation.    A treatment performed to restore or enhance the productivity of a well. Stimulation treatments fall into two main groups, hydraulic fracturing treatments and matrix treatments. Hydraulically fracturing treatments are performed above the fracture pressure of the reservoir formation and create a highly conductive flow path between the reservoir and the wellbore. Matrix treatments are performed below the reservoir fracture pressure and generally are designed to restore the natural permeability of the reservoir following damage to the near-wellbore area. Stimulation in shale oil and gas reservoirs typically takes the form of hydraulic fracturing treatments.

Swivel Tools.    Workstring deployed tools that resolve potential sticking and loss of hookload on drill strings by allowing the upper string to be rotated without rotation or torque being applied to the string or bottomhole assembly below.

Toe Sleeves.    A hydraulically operated sliding sleeve run near the toe of a horizontal well.

Unconventional Resource.    An umbrella term for oil and natural gas that is produced by means that do not meet the criteria for conventional production. What has qualified as “unconventional” at any particular time is a complex function of resource characteristics, the available E&P technologies, the economic environment, and the scale, frequency and duration of production from the resource. The term is most commonly used in reference to oil and gas resources whose porosity, permeability, fluid trapping mechanism, or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, shale gas, shale oil, fractured reservoirs and tight gas sands are considered unconventional resources.

Wellbore.    The physical conduit from surface into the hydrocarbon reservoir.

Wellhead Hangers and Adapters.    A device used to attach, adapt, or hang casing and other tubulars from the wellhead.

Well Intervention Tools.    Devices used in any operation carried out on an oil or gas well during, or at the end of, its productive life that alters the state of the well or well geometry, provides well diagnostics, or manages the production of the well.

Wellhead Penetrators.    A device which enables electrical conductors or fiber optics to pan through the wellhead into the well while maintaining the integrity of the wellhead seal at the surface.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Innovex Downhole Solutions, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Innovex Downhole Solutions, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2022 due to the adoption of Accounting Standards Codification 842, Leases.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2022.

Houston, Texas

September 11, 2023 (except the “Segment Information” section of Note 2, as to which the date is January 4, 2024)

Innovex Downhole Solutions, Inc.

Consolidated Balance Sheets

(in thousands, except share and par value amounts)

	December 31,
	2022	2021
Assets
Current assets
Cash and restricted cash	$8,416	$9,736
Accounts receivable, net	123,750	80,224
Inventories, net	136,655	92,293
Prepaid expenses and other current assets	13,566	10,658

Total current assets	282,387	192,911

Noncurrent assets
Property and equipment, net	46,040	37,468
Right of use assets – operating	23,902	—
Goodwill	23,932	16,674
Intangibles, net	49,835	35,929
Deferred tax asset, net	6,711	—
Other long-term assets	3,479	1,913

Total noncurrent assets	153,899	91,984

Total assets	$436,286	$284,895

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$41,650	$38,335
Operating lease liabilities	6,461	—
Accrued expenses	24,465	21,486
Other current liabilities	4,248	3,955
Current portion of long-term debt and finance lease obligations	8,196	5,795

Total current liabilities	85,020	69,571

Noncurrent liabilities
Long-term debt and finance lease obligations	80,923	33,421
Operating lease liabilities	19,002	—
Other long-term liabilities	61	1,352

Total noncurrent liabilities	99,986	34,773

Total liabilities	$185,006	$104,344

Commitments and contingencies (Note 16)

Stockholders’ equity
Common stock, $0.01 par value, 20,000,000 shares authorized at December 31, 2022 and 2021: 15,368,503 shares issued and outstanding at December 31, 2022 and 15,089,182 shares issued and outstanding at December 31, 2021	$154	$151
Additional paid-in capital	178,826	169,215
Accumulated other comprehensive income	318	2,481
Retained earnings	71,982	8,704

Total stockholders’ equity	$251,280	$180,551

Total liabilities and stockholders’ equity	$436,286	$284,895

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2022	2021
Revenues	$467,189	$294,841
Cost of sales, exclusive of depreciation and amortization (Inclusive of $565 and $641 related party expense, respectively)	310,036	207,445
Selling, general and administrative expenses	62,133	55,584
Depreciation	12,074	12,418
Amortization	6,394	5,317

Income from operations	76,552	14,077
Interest expense	4,034	2,155
Other (income) expense, net	(411)	(1,773)

Income before income taxes	72,929	13,695
Income tax expense	9,651	3,842

Net income	63,278	9,853

Foreign currency translation adjustment	463	(349)

Comprehensive income	$63,741	$9,504

Earnings per common share
Basic	$4.17	$0.68
Diluted	$4.05	$0.68
Weighted average common shares outstanding
Basic	15,175,591	14,589,591
Diluted	15,624,128	14,589,591

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Shares	$ Amount
Balance at December 31, 2020	12,472,367	$125	$88,925	($1,149)	$2,830	$90,731
Issuance of common stock - Rubicon	2,620,303	26	79,919	—	—	79,945
Issuance of common stock - other	9,524	1	200	—	—	201
Repurchase of common stock and options	(13,012)	(1)	(532)	—	—	(533)
Stock based compensation	—	—	703	—	—	703
Foreign currency translation adjustment	—	—	—	—	(349)	(349)
Net income	—	—	—	9,853	—	9,853

Balance at December 31, 2021	15,089,182	151	169,215	8,704	2,481	180,551

Issuance of common stock - Pride	320,820	3	9,997	—	—	10,000
Stock based compensation	—	—	907	—	—	907
Employee stock re-purchase	(41,499)	(0)	(1,293)	—	—	(1,293)
Foreign currency translation adjustment	—	—	—	—	463	463
Release of cumulative translation adjustment due to entity closure	—	—	—	—	(2,626)	(2,626)
Net income	—	—	—	63,278	—	63,278

Balance at December 31, 2022	15,368,503	$154	$178,826	$71,982	$318	$251,280

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2022	2021
Cash flows from operating activities
Net income	$63,278	$9,853
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	18,468	17,735
Deferred financing fees amortization	312	326
Stock based compensation	907	703
Impairment of long-lived assets	964	—
(Gains)/loss on sale of property and equipment	(771)	1,750
Deferred tax asset, net	(6,711)	—
Release of CTA gain	(2,626)	—
Changes in operating assets and liabilities, net of amounts related to acquisitions:
Accounts receivable	(37,565)	(27,105)
Inventories	(44,207)	(13,952)
Prepaid expenses and other current assets	(2,804)	(3,441)
Other long-term assets	(1,540)	(628)
Accounts payable	2,405	9,566
Accrued expenses and other current liabilities	2,523	3,598
Other operating assets and liabilities, net	1,556	(430)

Net cash used in operating activities	(5,811)	(2,025)

Cash flows from investing activities
Payments on acquisitions, net of cash acquired	(28,914)	(22,200)
Purchase of property and equipment	(9,575)	(6,443)
Proceeds from sale of property and equipment	967	6,579

Net cash used in investing activities	(37,522)	(22,064)

Cash flows from financing activities
Deferred debt issuance cost	(719)	—
Revolving credit facility borrowings	132,006	76,577
Revolving credit facility payments	(101,506)	(60,077)
Term loan borrowings	19,479	—
Term loan payments	(3,250)	(6,117)
Payments on finance leases	(2,432)	—
Common stock and options repurchase net of sales	(1,293)	(331)

Net cash provided by financing activities	42,285	10,052

Effect of exchange rate changes	(272)	(145)
Net change in cash and restricted cash	(1,320)	(14,182)
Cash and restricted cash beginning of year	9,736	23,918

Cash and restricted cash end of year	$8,416	$9,736

Supplemental cash flow information:
Cash paid for interest	$3,148	$1,638
Cash paid (received) for income taxes	$14,980	$(29)

The accompanying notes are an integral part of these consolidated financial statements.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF BUSINESS

Description of Business

Innovex Downhole Solutions, Inc. (“Innovex”, the “Company”, “we”, “us” and “our”) was incorporated as a Delaware corporation on September 15, 2016 and named IC Granite Holdings, Inc. at the time of incorporation. On October 13, 2016 the Company’s name was changed to Innovex Downhole Solutions, Inc. The Company’s corporate office is located in Humble, Texas.

Innovex designs, manufactures, sells and rents a broad suite of well-centric, engineered products to the global oil and natural gas industry. Our products are sold and rented to international oil companies, national oil companies, independent exploration and production companies and multinational service companies. The products we provide have applications across the well lifecycle for both onshore and offshore oil and natural gas wells, including well construction, well completion, and well production and intervention applications.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”). The Consolidated Financial Statements include the accounts of our subsidiaries where we have control over operating and financial policies. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amount we report in our Consolidated Financial Statements and accompanying notes. Such estimates include but are not limited to estimated losses on accounts receivables, estimated realizable value on excess and obsolete inventories, estimates of the fair values of the assets and liabilities acquired through business acquisitions, estimates related to the fair value of reporting units for purposes of assessing possible goodwill impairment, expected future cash flows from long lived assets to support impairment tests, share based compensation, amounts of deferred taxes and income tax contingencies. Refer to individual accounting policies of each related accounts below for further details. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could materially differ from those estimates and variances could materially affect our financial condition and results of operations in future periods.

Cash

Cash consists of cash on deposit and cash on hand. The Company considers all highly liquid investments with an original maturity date of less than three months to be cash equivalents. These investments are carried at cost, which approximates fair value. Throughout the year ended December 31, 2022, we maintained cash balances that were in excess of Federal Deposit Insurance Corporation (“FDIC”) insured limits. The majority of our international cash balances are deposited with large international, well capitalized and reputable banks. We closely monitor our international and domestic cash accounts for any default risks, noting none as of December 31, 2022 and 2021, and

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

believe that we are not exposed to any significant credit risk on these amounts. The Company holds restricted cash in accordance with the Second A&R Credit Agreement (as defined herein). The restricted cash balance was $0.6 million and zero as of December 31, 2022 and 2021, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to credit risk are cash, restricted cash and accounts receivable. Cash balances are maintained in financial institutions which, at times, exceed FDIC limits. We monitor the financial condition of the financial institutions in which the accounts are maintained and have not experienced any losses in such accounts.

Substantially all our sales are to customers whose activities are directly or indirectly related to the oil and natural gas industry. This concentration of customers may impact our overall exposure to credit risk, either positively or negatively, in that our customers may be similarly affected by changes in economic or other conditions. We generally extend credit to these customers and, therefore, collectability of receivables is affected by market conditions in the oil and natural gas industry. We perform ongoing credit evaluations as to the financial condition of our customers with respect to accounts receivables. Generally, no collateral is required as a condition of sale. No single customer individually accounted for 10% or more of our consolidated revenue or accounts receivable as of December 31, 2022 or 2021.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowances for doubtful accounts. These receivables are generally uncollateralized, and accounts outstanding longer than the payment terms are considered past due. The Company reviews aged invoice listings to establish an allowance for doubtful accounts based on historical collection trends. In addition, the Company records specific reserves for customers identified with collection issues, such as customers that have filed bankruptcy, as well as customers involved in on-going litigation, faced with financing challenges, or put on payment plans. Past due balances are written-off against allowance for doubtful accounts when the accounts are deemed no longer to be collectible. The Company’s accounts receivable for December 31, 2022 and 2021 are as follows:

	December 31,
(in thousands)	2022	2021
Trade accounts receivable	$114,440	$78,579
Unbilled revenue	12,446	6,607
Allowance for doubtful accounts	(3,136)	(4,962)

Accounts receivable, net	$123,750	$80,224

Inventory

Inventory is stated at the lower of cost or net realizable value. The Company determines the costs of all raw materials, work-in-process and finished goods inventories by the standard cost method. Cost components of inventories include direct labor, applicable production overhead, and amounts paid to suppliers for materials and products as well as freight costs and, when applicable, duty costs to import the materials and products.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The Company evaluates the realizability of inventory on a product-by-product basis in consideration of historical and anticipated sales demand, technological changes, product life cycle and component cost trends. As a result of the realizability analysis, inventories have been reduced to the lower of cost or net realizable value. If actual circumstances are less favorable than those projected by management in its evaluation of the net realizable value of inventories, additional write-downs may be required.

Property and Equipment

Cost Basis.    Property and equipment are stated at acquired cost less accumulated depreciation. The assets and liabilities under finance leases are recorded at the lower of present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the shorter of the estimated useful lives or over the lease term. Expenditures for property and equipment and for items which substantially increase the useful lives of existing assets are capitalized at cost and depreciated over their estimated useful life utilizing the straight-line method. Routine expenditures for repairs and maintenance are expensed as incurred.

Depreciation and Amortization.    Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements and property under finance leases are amortized over the shorter of the remaining lease term or useful life of the related asset. Depreciation expense includes amortization of assets under finance leases. The cost and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gains or losses are recognized in the year of disposal in Other Income in the Consolidated Statements of Operations.

The table below summarizes the estimated general useful lives of assets by category:

Years
Buildings, building improvements and leasehold improvements	Lease term - 30
Manufacturing machinery and equipment	3 - 7
Rental tools	3
Furniture and fixtures	5 - 7
Computer software	3 - 5
Vehicles	3 - 5
Finance leases	Lease term

Leases

The Company adopted Accounting Standards Codification Topic 842 Leases (“ASC 842”) on January 1, 2022, using the modified retrospective method, in 2021 leases are accounted for according to Topic 840. The Company elected the package of practical expedients per ASC 842 upon transition to retain the lease classification and initial direct costs for any leases that existed prior to adoption of the standard. The Company elected the practical expedient of using hindsight in determining lease terms and assessing the impairment of the entity’s right of use assets. The Company also elected the short-term lease accounting policy that allows it to forgo applying the balance sheet recognition requirements to short-term leases. The Company did not elect the non-lease component expedient. The Company tracks non-lease components separately from base rent. These expenses are recorded in Selling, general and administrative expenses directly instead of being included in Right of use lease assets and lease liability calculations.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

At inception of a contract, we determine if the contract contains a lease. When a lease is identified, we recognize a leased asset (i.e., “Right of Use Leases” or “ROU Leases” assets) and a corresponding lease liability based on the present value of the lease payments over the lease term, discounted using the incremental borrowing rate. The incremental borrowing rate is calculated using an industry-specific yield curve adjusted for the Company’s credit rating. Lease payments include fixed and variable lease components derived from usage or market-based indices. Variable lease payments may fluctuate for a variety of reasons including usage, output, insurance or taxes. These variable amounts are expensed as incurred and not included in the lease assets or lease liabilities. Options to extend or terminate a lease are reflected in the lease payments and lease term when it is reasonably certain that we will exercise those options. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the Consolidated Statements of Operations and Comprehensive Income. Finance leases are included in Property and equipment, net, Current portion of long-term debt and finance lease obligations, and Long-term debt and finance lease obligations on the Consolidated Balance Sheets. Refer to Note 11. Leases for further details.

Impairment of Long-lived Assets

The Company performs reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment is identified, the carrying amount of the asset is reduced to its estimated fair value.

Goodwill

Goodwill represents the excess of purchase price paid by the Company over the fair market value of the net assets acquired. Goodwill is tested for impairment annually as of the year-end balance sheet date, or whenever events or circumstances change indicating that the fair value of a reporting unit with goodwill could be below its carrying amount.

We first assess qualitative factors to determine whether it is more likely than not that the fair value of the Company’s reporting unit is less than its carrying value. If the qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, a quantitative test is required. If the carrying value of the reporting unit including goodwill exceeds its fair value, an impairment charge equal to the excess would be recognized up to a maximum amount of goodwill allocated to that reporting unit. For the years ended December 31, 2022 and 2021, the Company recognized no goodwill impairments.

Intangible Assets

Intangible assets, comprised of trade names, customer relationships and patents, are amortized using the straight-line method over the assets estimated useful lives. The estimated useful lives of amortizable intangible assets are based on an evaluation of the circumstances surrounding each asset. The carrying values of intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may be impaired. The carrying values are compared to the undiscounted anticipated future cash flows related to those assets. If the carrying value of an intangible asset exceeds the future undiscounted cash flow, an impairment charge is

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

recorded in the period in which such review is performed, to the extent that the carrying value exceeds fair value. The Company determined that no impairment indicators existed at December 31, 2022 and 2021.

Business Combinations

We recognize and measure the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, with any difference in excess of the purchase consideration recorded as goodwill. Certain assumptions and estimates are employed in evaluating the fair value of assets acquired and liabilities assumed. These estimates may be affected by factors such as changing market conditions, technological advances in the oil and natural gas industry or changes in regulations governing that industry. The most significant assumptions requiring judgment involve identifying and estimating the fair value of intangible assets and the associated useful lives for establishing amortization periods. To finalize purchase accounting for significant acquisitions, we utilize the services of independent valuation specialists to assist in the determination of the fair value of acquired intangible assets. Acquisition related costs are expensed as incurred. Refer to Note 3. Acquisitions for further details.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. An established hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used, when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. The valuation hierarchy contains three levels:

Level 1:	Inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2:	Inputs are based on quoted prices for similar instruments in active markets, quoted prices for similar or identical instruments in inactive markets and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3:	One or more significant inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar valuation techniques.

The carrying amounts we have reported for financial instruments, including Cash and restricted cash, Accounts receivables, Accounts payable and short-term debts, approximate their fair values due to the short maturity of those instruments, and are considered Level 1. Short-term and long-term debt are recorded at carrying value, which approximated the fair value due to a variable interest rate and the Company’s ability to repay at any time.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The Company accounts for all share-based payments to employees, including grants of employee stock options, based upon their fair values at grant date or the date of later modification over the requisite service period, and these fair value determinations are considered Level 3.

Revenue Recognition

Product and Service Revenue.    The Company recognizes revenue under Accounting Standards Codification Topic 606 (“ASC 606”) when customers obtain control of promised goods or services. The revenue recognized is the amount of consideration which we expect to receive in exchange for those goods or services. Our contracts with customers generally contain only one performance obligation for the related product or service ordered. The transaction price is determined using a fixed unit price as specified in the sales contract times the quantity of products or services sold. The transaction price for service arrangements is determined based on hours incurred multiplied by contractually agreed upon rates. In addition, to determine the transaction price at the time when revenue is recognized, we evaluate whether the price is subject to adjustments, such as for discounts or volume rebates, which are stated in the customer contract, to determine the net consideration to which we expect to be entitled. Taxes collected on sales to customers are excluded from the transaction price.

Revenue from product sales is recognized at the point in time when control transfers to the customer. The point in time in which control transfers to the customer is dependent on the associated terms and conditions within our contractual arrangements; typically, the performance obligations are satisfied upon shipment, and this is when control transfers to the customer. The Company does not have bill-and-hold arrangements with customers. The Company has elected to treat shipping and handling costs as fulfilment costs (i.e., not a promised good or service). As such, shipping and handling costs are expensed in the period incurred and included in Selling, general and administration expenses in our Consolidated Statements of Operations and Comprehensive Income.

Revenue from services is recognized as hours are incurred. Services are completed in a short period of time, usually one day or up to one week. The Company recognizes revenue as the services are performed over time. The Company’s payment terms generally range from 30 to 60 days; as such, there is no significant financing component associated with the contract.

Rental Revenue.    The Company supplies rental equipment to customers through operating leases on a short-term basis, with most equipment on customer site for 30 days or less and there are no variable payment terms. Customers are required to return assets in the same condition as received, otherwise additional charges will be applied. The Company’s contracts convey the right to control the use of the identified equipment for a period of time in exchange for consideration; as such, these contracts are considered leases according to ASC 842. Rental revenue is accounted for under the lease guidance according to ASC 842 and recognized ratably over the term of the lease. Customers have the option to extend rental equipment leases for short-term periods and lease contracts do not contain purchase options. Customers take possession of rental equipment as it is needed for specific use, while lease extensions are available to the customer, it is not reasonably certain the options to exercise renewals will be utilized. As such, no assumed lease renewals are included in lease term assessments. No other significant judgments or assumptions were made to determine whether a contract contains a lease. Refer to Note 4. Revenues for information regarding the Company’s revenue.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

Contingencies

In the ordinary course of business, we are subject to various claims, lawsuits and complaints. We vigorously defend ourselves and prosecute these matters as appropriate. We, in consultation with external legal advisors, will provide for a contingent loss in the Consolidated Financial Statements if, at the date of the Consolidated Financial Statements, it is probable that a liability has been incurred and the amount can be reasonably estimated. Based on a consideration of all relevant facts and circumstances, we do not believe that the ultimate outcome of any currently pending lawsuit against us will have a material adverse effect upon our operations, financial condition or Consolidated Financial Statements. Legal costs are expensed as incurred.

Income Taxes

Deferred taxes are recorded using the asset and liability method, whereby tax assets and liabilities are determined based on the differences between the carrying amount and tax basis of assets and liabilities using enacted tax laws and rates expected to apply to taxable income in the year in which the differences are expected to reverse. We regularly evaluate the valuation allowances established for deferred tax assets for which future realization is uncertain. In assessing the realizability of deferred tax assets, we consider both positive and negative evidence, including scheduled reversals of deferred tax assets and liabilities, projected future taxable income, tax planning strategies and results of recent operations. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded.

Innovex is a corporation and is subject to U.S. federal as well as state income tax. Additionally, our operations in foreign jurisdictions are subject to local country income taxes. The Company’s policy is to include interest and penalties in income tax expense. Refer to Note 12. Income Taxes for additional information regarding income taxes.

Among the base broadening provisions of the U.S. Tax Cuts and Jobs Act of 2017 (the “TCJA”) are the Global Intangible Low-Tax Income (“GILTI”) provisions. In accordance with the guidance issued by the Financial Accounting Standards Board (“FASB”) staff, the Company has adopted an accounting policy to treat any GILTI inclusions as a period cost when incurred. Thus, for the years ended December 31, 2022 and 2021, deferred taxes were computed without consideration of the possible future impact of the GILTI provisions, and any current year impact was recorded as part of the current portion of income tax expenses.

Equity-Based Compensation

The Company accounts for equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“ASC 718”). Equity instruments are measured at fair value on the grant date using an option pricing model consistent with the terms of the award. The Company has elected to account for forfeitures as they occur. The compensation expense is recorded in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Refer to Note 14. Stock based compensation for additional discussion.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

Foreign Currency Transactions

Transactions included in the financial information of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”) and then translated to the U.S. dollar (“the reporting currency”) as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at the average exchange rates occurring during the year-to-date period;

•	the effect of exchange rate changes on cash are reported in each cash flow statement presented; and

•	all resulting exchange differences are recognized as a separate component within Accumulated Other Comprehensive Income (foreign currency translation adjustments).

Research and Development Costs

Research and development costs, including the development costs of new products to be marketed by the Company, are expensed as incurred and included in Selling, general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income. Research and development costs were approximately $2.5 million and $2.3 million for the years ended December 31, 2022 and 2021, respectively.

Stockholders’ Equity

All capital issuances and designations require approval by our Board of Directors. Stockholders are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. As of December 31, 2022 and 2021, there were 15,368,503 and 15,089,182 shares issued and outstanding, respectively. In the event of a liquidation, after payment or provision for payment of all debts and liabilities of the Company, the stockholders are entitled to share ratably in the remaining assets of the Company available for distribution.

Segment Information

The Company operates in one reportable segment as our chief operating decision maker assesses performance and allocates resources based on financial information presented at a consolidated level.

Recent Accounting Pronouncements

Reference Rate Reform (Topic 848).    In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. In January 2021, FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which refines the scope of ASC 848 and clarifies some of its guidance as part of the FASB’s monitoring of global reference rate reform. This guidance permits entities to elect certain optional expedients and exceptions when accounting for contract modifications for receivables, debt and leases related to reference rate reform as well as derivative contracts and certain hedging relationships affected by reference rate reform activities under way in global financial markets. ASU 2020-04 is effective for all entities for annual periods beginning after December 15, 2020 through December 31, 2024, at which time transition is expected to be complete.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The Company concluded the debt agreement amendments in 2021 and 2022 were not in the scope for ASC 848, and as such, the Company did not elect any of the related expedients for debt modification. The Company accounted for the amendments to the debt agreement in accordance with debt modification guidance under Accounting Standards Codification 470, Debt (“ASC 470”). The Company will continue to assess the application of the expedients under ASC 848 for future debt amendments.

Credit Losses (Topic 326).    In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments in ASU 2016-13 replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information. ASU 2016-13 is effective for U.S. Securities and Exchange Commission filers, excluding smaller reporting companies, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance is effective for all other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact from adopting the guidance and does not expect any material impact on its Consolidated Financial Statements.

NOTE 3. ACQUISITIONS

The Company consummated the following acquisitions for the years ended December 31, 2022 and 2021.

Pride Energy Services, LLC (“Pride”) Acquisition.    On August 23, 2022, the Company acquired Pride by purchasing all of Pride’s outstanding voting stock. Pride is a leading provider of spooling services and artificial lift logistics in the Permian and Delaware Basins of Texas and New Mexico, the Bakken in North Dakota, and the North Slope of Alaska, expanding the Company’s offering with complimentary services. The acquisition was accounted for as a business combination under ASC 805, Business Combinations (“ASC 805”), with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. The Company issued 320,820 shares of Common Stock and paid $30.0 million in cash as consideration for the acquisition of Pride stock. Transaction costs recognized in connection with the acquisition were immaterial. Goodwill is primarily attributable to the anticipated synergies expected from the integration of Pride. All Pride goodwill is deductible for tax purposes.

The Company is still finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed. The allocation of the purchase price included in the current period balance sheet is based on the best estimate of management and is preliminary and subject to change. To assist management in the allocation, the Company engaged valuation specialists to prepare appraisals. The Company will finalize the amounts recognized as the information necessary to complete the analysis is obtained. The Company expects to finalize these amounts as soon as

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

possible but no later than one year from the acquisition date. The total purchase price was allocated to net tangible and intangible assets based on their fair values established as of August 23, 2022, as set forth below:

(in thousands)	August 23, 2022
Consideration
Fair value of equity consideration	$10,000
Cash	29,973

Total consideration	39,973

Net assets acquired
Cash	1,059
Accounts Receivable	5,689
Inventory	155
Other current assets	104
Property and equipment	6,851
Intangibles	20,300
Goodwill	7,258
Right of use assets – finance	771
Right of use assets – operating	1,046
Other Long-term assets	24
Accounts payable	(911)
Other current liabilities	(749)
Finance lease liabilities	(495)
Operating lease liability	(1,129)

Fair value of net assets acquired	$39,973

The table below represents the detail of the intangible assets acquired and the respective amortization periods.

Intangible Type	Amortization Period	Value
Customer relationships	7 Years	$18,000
Trade name	10 Years	2,300

Total intangibles acquired		$20,300

Rubicon Oilfield International, LLC (“Rubicon”) Acquisition.    On March 10, 2021, the Company acquired Rubicon by purchasing all of Rubicon’s outstanding stock. Rubicon provides products, technologies and technical services for companies in the oil and natural gas industry. The acquisition is considered a business combination under ASC 805, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. The Company issued 2,620,303 shares of Common Stock and paid $25.9 million in cash as consideration for the acquisition of Rubicon stock. The total purchase price was allocated to the Company’s acquired net tangible and intangible assets based on their fair values established as of March 10, 2021, as set forth below. Goodwill is primarily attributable to economies of scale expected from the integration of Rubicon. Substantially all the Rubicon goodwill is not deductible for tax purposes.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The Company incurred transaction costs in connection with the acquisition in the amount of $4.8 million, which have been expensed as incurred and recognized in Selling, general, and administrative expenses in the Consolidated Statement of Operations and Comprehensive Income as of the acquisition date.

(in thousands)	March 10, 2021
Consideration
Fair value of equity consideration	$79,945
Cash	25,880

Total consideration	105,825

Net assets acquired
Cash	7,330
Accounts receivable	23,330
Inventory	35,702
Other current assets	3,650
Property and equipment	29,470
Intangible assets	23,580
Goodwill	15,602
Other assets	440
Capital leases, current portion	(1,361)
Capital leases	(2,941)
Other liabilities	350
Accrued expenses	(8,454)
Accounts Payable	(14,236)
Other Current Liabilities	(6,637)

Fair value of net assets acquired	$105,825

The table below represents the detail of the intangible assets acquired and the respective amortization periods.

Intangible Type	Amortization Period	Value
Customer Relationships	11 Years	$24,000
Unfavorable leases	7 Years	(420)

Total intangibles acquired		$23,580

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

Pro Forma Results (Unaudited).    The following unaudited supplemental pro forma financial information presents the Company’s results as though the Pride and Rubicon acquisitions had occurred on January 1, 2021.

	Year Ended December 31,
(in thousands)	2022	2021
Revenues	$486,226	$325,116
Net income (loss)	$63,491	$(8,258)

Pro forma net income has been adjusted to reflect additional amortization expense from the acquired intangibles, elimination of historical interest expense associated with the historical indebtedness of the acquired entities, additional interest expense related to debt that would have been incurred if the borrowing to finance the purchase price for the acquisitions had occurred on January 1, 2021, non-recurring costs incurred related to the purchase transactions, and the tax-related effects as though the acquisitions had occurred on January 1, 2021. It was deemed impracticable to present revenues and earnings since the date of the acquisitions in the Consolidated Statements of Operations and Comprehensive Income for the twelve months ended December 31, 2022 and 2021, respectively, of these acquired entities, as upon the acquisition dates, both acquired entities were integrated into the Company’s business operations and financial systems, and therefore are not separately identifiable.

The unaudited supplemental pro forma financial information does not include any incremental cost savings that may result from the integration. The unaudited supplemental pro forma financial information is for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s results actually would have been had the acquisitions been completed as of the beginning of the periods as indicated. In addition, the unaudited pro forma information does not purport to project the future results of the combined company.

Applied Oil Tools, LLC (“AOT”) Acquisition.    On August 23, 2021, the Company acquired the assets of AOT for cash consideration of $3.7 million. AOT manufactures tools for the oil and natural gas industry. Its product line is considered complementary to the product line acquired through the Rubicon acquisition, and the acquisition included key employees. Under the acquisition method of accounting, the Company was treated as the acquirer, and AOT was treated as the acquired company for financial reporting purposes. The acquisition was recorded as a business combination under ASC 805 with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. Transaction costs recognized in connection with the acquisition were immaterial. Goodwill is primarily attributable to the anticipated synergies from the integration of AOT.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

Substantially all AOT goodwill is deductible for tax purposes. The total purchase price was allocated to the Company’s acquired net tangible and intangible assets based on their fair values established as of August 23, 2021, as set forth below:

(in thousands)	August 23, 2021
Consideration
Cash	$3,650

Net assets acquired
Inventory	2,578
Goodwill	1,072

Fair value of net assets acquired	$3,650

Refer to Note 7. Intangible Assets and Goodwill for further discussion of accounting treatment for goodwill and other intangible assets recognized from these acquisitions. Pro forma financial information of AOT is not presented as revenues and earnings of this acquisition were not material to our consolidated statements of operations and comprehensive income.

NOTE 4. REVENUE

Revenue is recognized as, or when, the performance obligations are satisfied by transferring control of a service or product to the customer. The Company generates revenue primarily from three revenue streams: (i) product revenues, (ii) service revenues; and (iii) rental revenues. We sell or rent our products and provide services primarily in onshore U.S. and Canadian markets (“NAM”) and in international and offshore markets (“International and Offshore”). We attribute rental and service revenue to the country in which the rental or service was performed, while we attribute product sales revenue to the country where the product was shipped. The Company has elected the practical expedient to expense commissions as the amortization period associated with the asset that would have been recognized for each order is one year or less. Rental revenue as presented in the table below is accounted for under the lease guidance according to ASC 842 and recognized ratably over the term of the lease.

From time to time, we may enter into contracts that contain multiple performance obligations, such as work orders containing a combination of product sales, equipment rentals and contract labor services. For these arrangements, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices and recognize the related revenue as control of each individual product or service is transferred to the customer, in satisfaction of the corresponding performance obligations.

The following table presents our revenues disaggregated by category and by geography:

	Year Ended December 31, 2022			Year Ended December 31, 2021
(in thousands)	NAM	International & Offshore	Total	NAM	International & Offshore	Total
Product revenues	$285,722	$116,297	$402,019	$182,167	$73,302	$255,469
Service revenues	31,653	1,866	33,519	17,117	1,850	18,967
Rental revenues	12,372	19,279	31,651	7,800	12,605	20,405

Total revenues	$329,747	$137,442	$467,189	$207,084	$87,757	$294,841

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 5. INVENTORY

A summary of inventory as of December 31, 2022 and 2021 is as follows:

	Year Ended December 31,
(in thousands)	2022	2021
Raw materials	$1,204	$1,976
Work in progress Finished goods	3,904 131,547	2,389 87,928

Total Inventory, Net	$136,655	$92,293

NOTE 6. PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31, 2022 and 2021 is as follows:

	Year Ended December 31,
(in thousands)	2022	2021
Land	$1,889	$1,889
Buildings, building improvements and leasehold improvements	15,321	16,479
Manufacturing machinery and equipment	33,706	36,083
Rental tools	24,290	21,723
Furniture and fixtures	764	815
Computer software	819	1,758
Vehicles	13,890	11,438
Right of use leases – finance	10,847	—

Total Property and equipment	101,526	90,185
Accumulated depreciation and amortization	(55,486)	(52,717)

Net Property and equipment	$46,040	$37,468

The amortization expense for the right of use finance lease assets is $2.1 million and zero for the year ended December 31, 2022 and 2021, respectively. Refer to Note 11. Leases for further details.

In 2022, the Company abandoned a building and determined the carrying value of the building was not recoverable and exceeded its fair value. The Company measured the impairment loss by comparing the book value with the current third-party quoted market price, resulting in $1.0 million impairment loss for the year ended December 31, 2022, in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Fair value measurement of the building is considered Level 1 as a market pricing for this asset was obtained. For the year ended December 31, 2021, no impairment loss was recorded.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 7. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets.    A summary of intangible assets as of December 31, 2022 and 2021 is as follows.

	December 31, 2022
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$78,166	$(30,785)	$47,381
Non-compete agreements	500	(250)	250
Trade names	10,980	(8,776)	2,204
Technology, Patents, and Other	27,512	(27,512)	—

Total	$117,158	$(67,323)	$49,835

	December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$60,166	$(24,558)	$35,608
Non-compete agreements	500	(179)	321
Trade names	8,680	(8,680)	—
Technology, Patents, and Other	27,512	(27,512)	—

Total	$96,858	$(60,929)	$35,929

Amortization expense on intangible assets for the years ended December 31, 2022 and 2021 was $6.6 million and $5.3 million, respectively.

See below for estimated future amortization expenses:

Year	(in thousands)
2023	$7,756
2024	7,756
2025	7,756
2026	6,398
2027	4,983
Thereafter	$15,186

The weighted-average amortization period for intangible assets subject to amortization was 6.3 years as of December 31, 2022. The average remaining useful life period is six years for customer relationships, ten years for non-compete agreements, four years for trade names and five years for technology, patents and other.

Impairment.    We analyzed definite lived intangible assets for impairment as of December 31, 2022 and 2021, in accordance with Accounting Standards Codification 360 Property, Plant, and Equipment, noting no impairment indicators were present. We analyzed goodwill for impairment as of December 31, 2022 and 2021, in accordance with Accounting Standards Codification 350 Intangibles—Goodwill and Other, noting no impairment indicators were present. For our annual goodwill impairment test as of December 31, 2022 and 2021, we performed a qualitative assessment

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

to determine if it was more likely than not (that is, a likelihood of more than 50 percent) that the fair value of our reporting unit was less than its carrying value as of the test date. We evaluated events and circumstances since the date of our last quantitative or qualitative assessment, including macroeconomic conditions, industry and market conditions, and our overall financial performance, and it was determined that the reporting unit fair value was, more likely than not, greater than the carrying amount. Therefore, no impairment charges were recorded related to goodwill for the years ended December 31, 2022 and 2021. We will continue to evaluate our goodwill and long-lived assets for potential triggering events as conditions warrant.

The following table presents a roll-forward of goodwill for the periods ended December 31, 2022 and 2021:

(in thousands)	Goodwill, Gross	Accumulated Impairment	Goodwill, Net
Balance at December 31, 2020	$70,504	$(70,504)	$—

Additions	16,674	—	16,674

Balance at December 31, 2021	$87,178	$(70,504)	$16,674

Additions	7,258	—	7,258

Balance at December 31, 2022	$94,436	$(70,504)	$23,932

NOTE 8. PREPAIDS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of December 31, 2022 and 2021:

(in thousands)	Year Ended December 31,
	2022	2021
Prepaid expenses	$3,071	$2,600
Current deposits	5,158	3,125
Tax receivables	2,484	2,441
Other current assets	2,853	2,492

Total	$13,566	$10,658

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 9. DEBT

Current and long-term debt obligations consisted of the following:

(in thousands)	December 31,
	2022	2021
Current portion of long-term debt and finance lease obligations:
Term loan	$5,000	$4,000
Finance lease obligations	3,196	1,795

Total current portion of long-term debt and finance lease obligations	8,196	5,795

Long-term debt and finance lease obligations:
Term loan	18,111	2,883
Revolving credit facility	47,000	16,500
Subordinated notes	11,893	11,893
Finance lease obligations	4,522	2,185

Total long-term debt and finance lease obligations	81,526	33,461
Less: debt issuance costs, net	(603)	(40)

Total long-term portion of debt and finance lease obligations, net	80,923	33,421

Total debt and finance lease obligations, net	$89,119	$39,216

Term Loan and Revolving Credit Facility

The Company’s Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement (as amended, the “Second A&R Credit Agreement”) dated June 10, 2022, governs separate debt facilities referred to as the Term Loan and the Revolving Credit Facility. The Second A&R Credit Agreement also includes additional borrowing capacities, including swing loans and letters of credit, which the Company has not utilized. The original Amended and Restated Revolving Credit Facility, Term Loan and Guaranty and Security Agreement (as amended prior to the Second A&R Credit Agreement, the “A&R Credit Agreement”) was dated June 10, 2019. The Second A&R Credit Agreement defines the Company as the borrower and PNC Bank, National Association (“PNC”) as the agent. The Term Loan and the Revolving Credit Facility are secured by substantially all of the assets of the Company and certain of its subsidiaries, subject to certain customary exclusions.

Modifications in 2020 and 2022.    In November 2020, the Company entered into the Fourth Amendment to the A&R Credit Agreement (the “Fourth Amendment”), which became effective upon the closing of the Rubicon acquisition in March 2021, refer to Note 3. Acquisitions. The Fourth Amendment included lender approval for the Rubicon acquisition as well as modifications to require quarterly principal payments on the Term Loan of $1.0 million on the first day of each quarter, commencing December 31, 2021, followed by a final payment of all unpaid principal and accrued and unpaid interest on the then-maturity date of June 10, 2022. As of December 31, 2021, the A&R Credit Agreement was composed of a $90.0 million Revolving Credit Facility, $20.0 million uncommitted accordion feature on the Revolving Credit Facility and $20.0 million Term Loan.

The Second A&R Credit Agreement includes modifications to the definition of EBITDA and the applicable interest rate and an extension of the maturity date to June 10, 2026. The Second A&R Credit Agreement was composed of a $90.0 million Revolving Credit Facility, $20.0 million

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

uncommitted accordion feature on the Revolving Credit Facility and $24.4 million Term Loan. As of December 31, 2022, we had $41.7 million in borrowing capacity available on the Revolving Credit Facility. The Second A&R Credit Agreement requires the Company to make quarterly principal payments on the Term Loan of $1.25 million on the first day of each quarter, commencing October 1, 2022, followed by a final payment of all unpaid principal and accrued and unpaid interest on the maturity date. We performed a debt modification analysis in accordance with ASC 470 and concluded that the modifications align with modification accounting. There is no gain or loss resulting from the Second A&R Credit Agreement. We were in compliance with our debt covenants at December 31, 2022 and 2021.

In April 2023, the Company entered into the First Amendment to the Second A&R Credit Agreement (the “First Amendment”), which includes approval for the DWS acquisition in May of 2023, refer to Note 17. Subsequent Events. The First Amendment included increased borrowing availability of the Revolving Credit Facility to $110.0 million, $25.0 million Term Loan, and requirement for the Company to maintain $15.0 million of Revolving Credit Facility availability at closing of the DWS transaction.

Interest Expense.    Interest expense for the A&R Agreement and the Second A&R Credit Agreement is calculated based on fixed and floating rate components, displayed below:

Agreement Version:	A&R Credit Agreement (2021)	Second A&R Credit Agreement
Credit Facility	LIBOR* + 3.00%	SOFR** + 1.75%
Term Loan	LIBOR*+3.25%	SOFR** + 2.00%
(Note: *London Interbank Offered Rate; ** Secured Overnight Financing Rate.)

For the years ended December 31, 2022 and 2021, the Company’s effective interest rate on the term loan was approximately 4.79% and 5.59%, respectively, and the effective interest rate on the revolving line of credit was approximately 7.28% and 5.76%, respectively. The Company has no capitalized interest for the years ended December 31, 2022 or 2021.

Subordinated Debt

On June 10, 2019, in conjunction with multiple acquisitions, the Company issued subordinated notes totaling approximately $11.9 million (collectively, the “Subordinated Notes”) payable to the sellers as part of the consideration paid by the Company for the acquired assets. The Subordinated Notes are unsecured and are subordinated in right of payment to the obligations under the Second A&R Credit Agreement pursuant to subordination agreements entered into between each of the sellers, the Company and PNC (the “Subordination Agreements”). The Subordination Agreements prohibit the Company from making any payments (x) of principal towards the Subordinated Notes prior to each of their final maturity dates while the obligations under the Second A&R Credit Agreement remain outstanding and (y) of principal and/or interest towards the Subordinated Notes if a default exists in respect of the Second A&R Credit Agreement. There have been no additional borrowings or any repayment of principal on the Subordinated Notes. Interest is due quarterly at a fixed rate of 7.50%, and the outstanding principal amount of each Subordinated Note, plus any accrued and unpaid interest thereon, is due on June 10, 2024. There were no defaults under any of the Subordinated Notes as of December 31, 2022 or 2021.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

Maturities of Debt

Future contractual maturities of long-term debt, excluding finance leases, are as follows:

(in thousands)
2023	$5,000
2024	16,893
2025	5,000
2026	55,111
2027	—

Total	$82,004

NOTE 10. ACCRUED EXPENSES

A summary of other accrued liabilities as of December 31, 2022 and 2021 is as follows:

	December 31,
(in thousands)	2022	2021
Payroll and other compensation expenses	$15,315	$11,268
Property, sales and other non-income related taxes	5,103	5,369
Accrued commission	914	976
Income taxes	165	1,703
Accrued interest	619	147
Other accrued liabilities	2,349	2,023

Total	$24,465	$21,486

NOTE 11. LEASES

On January 1, 2022, we adopted ASC 842 using the modified retrospective transition method. Results for the reporting period beginning January 1, 2022 are presented under ASC 842, while prior period amounts were not adjusted and continue to be reported in accordance with our historical accounting under ASC 840.

Upon adoption of ASC 842, the Company recorded assets and liabilities due to the recognition of operating lease right of use assets and operating lease right of use liabilities of approximately $24.7 million and $27.1 million, respectively, as of January 1, 2022. The Company recorded assets and liabilities due to the recognition of finance lease right of use assets and finance lease right of use liabilities of approximately $3.4 million and $4.0 million, respectively, as of January 1, 2022. For the year ended on December 31, 2022, the Company has executed an additional operating lease in the amount of $10.3 million related to a building for which the lease commenced in January 2023.

The Company leases vehicles, office space, and manufacturing equipment under operating and capital leases expiring in various years. In addition, the Company has generated sublease income for when the Company acts as lessor. Total lease expense was $10.5 million and $9.4 million for the years ended December 31, 2022, and 2021, respectively.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The table below represents the costs related to the finance leases and operating leases for the year ended December 31, 2022:

(in thousands)	2022
Finance lease – amortization of right of use assets	$2,110
Finance lease – interest on lease liabilities	170
Operating lease cost	9,111
Short-term lease cost	52
Sublease income	(874)

Total	$10,569

2022
Weighted average remaining lease term:
Operating leases	5.13 years
Finance leases	2.50 years

Weighted average discount rate:
Operating leases	3.46%
Finance leases	5.04%

Non-cash impact of lease additions for the year ended December 31, 2022

(in thousands)	2022
Lease obligations obtained in exchange for lease assets
Operating leases	$6,431
Finance leases	6,003

Cash payments on leases for the year ended December 31, 2022
Finance leases	2,432
Operating leases	$8,088

Future minimum non-cancelable operating and capital leases mature as follows:

	Leases
(in thousands)	Finance	Operating	Total
2023	$3,503	$8,116	$11,619
2024	3,008	6,751	9,759
2025	1,661	5,015	6,676
2026	58	3,624	3,682
2027	—	2,625	2,625
Thereafter	—	4,445	4,445

Subtotal	8,230	30,576	38,806
Less: Variable Costs	—	(2,702)	(2,702)
Less: amounts representing interest*	(512)	(2,411)	(2,923)

Present value of payments	$7,718	$25,463	$33,181

*	Interest rates range from 0.86%—8.79%

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The Company acts as a lessor where it leases Rental tools to customers on a short-term basis. Rental tools are included within Property and equipment, net on the Consolidated Balance Sheets. Refer to Note 6. Property and Equipment for additional details. We recognize revenue from rental payments. Refer to Note 2. Summary of Significant Accounting Policies and Note 4. Revenue for additional details.

NOTE 12. INCOME TAXES

The Company operates in multiple jurisdictions with complex tax and regulatory environments and our income tax returns are periodically audited or subjected to review by tax authorities. The provision for income taxes consists of the following for the years ended December 31, 2022 and 2021.

	Years Ended December 31,
(in thousands)	2022	2021
Current tax expense
U.S. Federal	$13,730	$1,768
Foreign	2,632	2,074

Total current	$16,362	$3,842

Deferred tax expense (benefit)
U.S Federal	$(6,711)	$—
Foreign	—	—

Total deferred	(6,711)	—

Total income taxes	$9,651	$3,842

The following is the domestic and foreign components of our income (loss) before income taxes for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
(in thousands)	2022	2021
U.S. Federal	$65,899	$15,936
Foreign	7,030	(2,241)

Income (loss) before taxes	$72,929	$13,695

In 2022 and 2021, income tax expense differs from the amount computed by applying the federal income tax rate to income before income taxes primarily as a result of state taxes, foreign jurisdiction rate differences, permanent differences, and change in valuation allowance.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The following is a summary of the items that caused recorded income taxes to differ from income taxes computed using the statutory federal income tax rate for the years ended December 31, 2022 and 2021:

	Years Ended December 31, 2022		Years Ended December 31, 2021
(in thousands)	Amount	%	Amount	%
U.S. statutory income tax rate	15,295	21.0%	2,876	21.0%
Increase (decrease) in income taxes resulting from:
Nondeductible expenses	160	0.2%	109	0.8%
Global intangible low-taxed income and foreign derived intangible income	(109)	(0.1%)	1,040	7.7%
Dividends received deduction	(2,115)	(2.9%)	—	—
Research & development credit	(329)	(0.5%)	(426)	(3.1%)
Valuation allowance	(8,459)	(11.6%)	(1,980)	(14.5%)
State taxes	1,458	2.0%	1,513	11.1%
Prior year true up	1,690	2.3%	(110)	(0.8%)
Foreign rate differential	1,198	1.6%	(329)	(2.4%)
Foreign withholding tax	816	1.1%	704	5.1%
Amended return	—	—	592	4.3%
Other	46	0.1%	(147)	(1.1%)

Effective income tax and tax rate	9,651	13.2%	3,842	28.1%

We recorded a tax expense of $9.7 million and $3.8 million for the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, our effective tax rate was 13.2% and 28.1%, respectively. In 2022 income tax expense differs from the amount computed by applying the federal income tax rate to income before income taxes primarily as a result of state taxes, foreign jurisdiction rate differences, permanent differences and change in valuation allowance. As of December 31, 2022, the Company acquired net operating losses from its acquisition of Rubicon that are subject to limitation under Section 382 of the Internal Revenue Code (“IRC”) of $107.0 million in federal net operating loss carryforwards, $8.5 million in foreign net operating loss carryforwards and $16.5 million in state net operating loss carryforwards. The acquired net operating losses limited under IRC Section 382 have been reduced for any net operating losses that are projected to expire due to the limitation.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The Company also had foreign net operating loss carryforwards of $4.1 million in various jurisdictions with various expirations and state net operating loss carryforwards of $7.8 million not related to the Rubicon acquisition and are not limited under IRC Section 382. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31, 2022 and 2021 are as follows:

	Years Ended December 31,
(in thousands)	2022	2021
Deferred income tax assets:
Impairment and excess amortization of intangible assets	$7,567	$9,175
Uniform capitalization of inventory	3,092	679
Inventory reserves	7,684	7,525
Net operating loss carryforward	37,322	34,968
Lease liability	4,457	—
Other	3,985	4,891

Total deferred income tax assets	64,107	57,238

Deferred tax liability:
Property and equipment	(4,616)	(1,609)
Withholding tax	(1,520)	(704)
Right of use asset	(4,794)	—

Total deferred tax liabilities	(10,930)	(2,313)

Valuation allowance	(46,466)	(54,925)

Net deferred income tax asset (liability)	$6,711	$—

As of each reporting date, the Company considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2022, in part because in the current year the Company achieved three years of cumulative pretax income in the U.S., it was determined that there is sufficient positive evidence to conclude that it is more likely than not that $6.7 million of deferred taxes are realizable, and as a result, the valuation allowance was reduced accordingly. As of December 31, 2022, the 2021, 2020 and 2019 federal income tax returns remain open for examination. The foreign and state statute of limitations vary per jurisdiction but are generally open for the 2021, 2020, 2019 and 2018 tax years.

The TCJA amended the IRC, effective for amounts paid or incurred in tax years beginning after December 31, 2021, to eliminate the immediate expensing of research and experimental expenditures (“R&E”) and to require taxpayers to charge their R&E expenditures and software development costs (collectively, “R&E expenditures”) to a capital account. Capitalized costs are required to be amortized over five years (15 years for expenditures attributable to foreign research). Additionally, the R&E credit may only be claimed for costs that are eligible to be treated as R&E expenditures under the IRC. For the year ended December 31, 2022, the Company has charged a total of $2.6 million of R&E expenditures and software development costs to a capital account and has recorded tax amortization of $0.3 million on such costs to date.

The Inflation Reduction Act (“IRA”) was signed into law in August 2022. The Company has evaluated the provisions of the IRA and does not expect any material impact to its consolidated provision for income taxes.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 13. EARNINGS PER SHARE

Basic earnings per share of Common Stock is calculated by dividing the net income attributable to the Company during the period by the weighted average number of shares of Common Stock outstanding during the same period. Diluted earnings per share, if dilutive, includes the incremental effect of issuable shares from stock awards, as determined using the treasury stock method.

The following table summarizes the basic and diluted earnings per share calculations:

	Year Ended December 31,
	2022	2021
Numerator:
Net income (in thousands)	$63,278	$9,853

Denominator:
Basic weighted average number of shares outstanding	15,175,591	14,589,591
Dilutive effect of equity awards	448,537	—

Diluted weighted average number of shares	15,624,128	14,589,591

Income per share:
Basic	$4.17	$0.68

Diluted	$4.05	$0.68

Potentially dilutive shares excluded as anti-dilutive	814,459	1,221,596

NOTE 14. STOCK BASED COMPENSATION

Equity Incentive Plan

We maintain a single equity incentive plan, the 2016 Equity Incentive Plan (the “2016 Plan”), for the benefit of our employees, directors and other service providers. The following is a summary of certain features of the 2016 Plan.

2016 Plan.    The 2016 Plan provides for awards of stock options, restricted stock awards, bonus stock, and other awards. Awards under the 2016 Plan may be granted to any employee, non-employee director, consultant, or other personal service provider to us or any of our subsidiaries. The 2016 Plan is administered by a plan administrator, which is our Board of Directors. The 2016 Plan was established with the authorization for grants of up to 819,302 shares of authorized but unissued shares of Common Stock. The 2016 Plan has been amended in 2018, 2019, 2020 and 2023 to increase the number of shares available under the 2016 Plan. As of December 31, 2022, the number of shares authorized under the plan is 2,000,000. The total number of shares available for future issuance under the 2016 Plan is 237,004 shares as of December 31, 2022. The awards vest over a four-year service period.

Common Stock

No restricted stock awards, bonus stock, or other awards were issued or outstanding for the years ended December 31, 2022 or 2021.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

Stock Options

Stock options granted under the 2016 Plan generally vest annually in equal increments over four years and have a ten-year term.

Determining fair market value. We estimated the fair value of each option grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires estimates of key assumptions based on both historical information and management judgment regarding market factors and trends. Determining the appropriate fair value model and calculating the fair value of options requires the input of highly subjective assumptions, including the expected volatility of the price of our stock, the risk-free rate, the expected term of the options and the expected dividend yield of our Common Stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

•	Expected volatility: 50%—We estimated our expected volatility by using the historical volatilities of our peer group of public companies.

•

Risk-free interest rate: The risk-free interest rates for options granted are based on the constant maturity Treasury bond rates whose term is consistent with the expected life of an option from the date of grant.

•	Expected term: 4 Years—We based our expected term for awards issued to employees over the vested period for the option.

•	Expected dividend yield: 0%—We do not anticipate paying cash dividends on our shares of Common Stock; therefore, the expected dividend yield is assumed to be zero.

•	Weighted average estimated fair value per award: Using the Black-Scholes option-pricing model the estimated fair value for the awards granted in 2022 and 2021 were $10.17 and $6.68, respectively.

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

The total amount of stock-based compensation expense recorded was $0.9 million and $0.7 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company expects to record stock-based compensation expense of $2.0 million over the remaining term of four years. Future grants will result in additional compensation expense. Compensation expense is recognized on a straight-line basis over the vesting period. The following table summarizes stock option activity during the year ended December 31, 2022 and 2021:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)
Balance at December 31, 2020	982,228	$14.09	4.93

Granted	321,950	21.00	—
Exercised	—	—	—
Forfeited or repurchased	(82,582)	15.77	—

Balance at December 31, 2021	1,221,596	16.33	5.44

Granted	60,500	31.17	—
Exercised	—	—	—
Forfeited	(19,100)	23.66	—

Balance at December 31, 2022	1,262,996	$16.48	4.66

Restricted Stock and Restricted Stock Units

The Company may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider (as defined in the 2016 Plan), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant (as defined in the 2016 Plan) (or to require forfeiture of such shares if issued at no cost) in the event that conditions specified by the Administrator (as defined in the 2016 Plan) in the applicable Award Agreement (as defined in the 2016 Plan) are not satisfied prior to the end of the applicable restriction period or periods established by the Administrator for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units (as defined in the 2016 Plan), which may be subject to vesting and forfeiture conditions during applicable restriction period or periods, as set forth in an applicable Award Agreement. For the years ended December 31, 2022 and 2021, there were no RSUs issued, and no RSUs outstanding as of December 31, 2022 and 2021.

Other Stock Based Awards

Other Stock-Based Awards (as defined in the 2016 Plan) may be granted to Participants, including, without limitation, Awards entitling Participants to receive shares of Common Stock to be delivered in the future. Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the 2016 Plan, as stand-alone payments and/or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock, cash or other property, as the Administrator shall determine. Subject to the provisions of the 2016 Plan, the Administrator shall determine the terms and conditions of each Other Stock-Based Award, including any purchase price, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the

Innovex Downhole Solutions, Inc.

Notes to Consolidated Financial Statements

applicable Award Agreement. For the years ended December 31, 2022 and 2021, there were no other stock based awards issued, and no other stock based awards outstanding as of December 31, 2022 and 2021.

NOTE 15. RELATED PARTY TRANSACTIONS

Related parties include key management personnel having authority and responsibility for planning, directing, and monitoring the activities of the Company directly or indirectly and their close family members. In the normal course of business, the Company from time to time receives services from, or sells products to, related parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy.

The Company makes regular purchases from vendors that are related parties. The purchases are carried out in the normal course of business. The total of such purchases were $0.6 million and $0.6 million for the years ended December 31, 2022 and 2021, respectively.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is party to various legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss with respect to any currently pending legal proceeding is remote. As such, the Company did not record reserve for litigation as of December 31, 2022 and 2021.

NOTE 17. SUBSEQUENT EVENTS

Subsequent events have been updated through September 11, 2023, the date which these Consolidated Financial Statements were available to be issued.

In May 2023, the Company acquired 20% of the equity interest in Downhole Well Solutions, LLC (“DWS”) for $18.0 million cash consideration. The Company has a fixed price option to elect to purchase the remaining 80% of DWS until April 30, 2024. Additionally, the Company has a second option to acquire the remaining 80% of DWS based on a multiple of EBITDA for the twelve-month period May 1, 2024 through April 30, 2025.

Innovex Downhole Solutions, Inc.

Consolidated Balance Sheets

(in thousands, except share and par value amounts)

(Unaudited)

	September 30, 2023	December 31, 2022

Assets
Current assets
Cash and restricted cash	$8,307	$8,416
Accounts receivable, net	128,085	123,750
Inventories, net	140,155	136,655
Prepaid expenses and other current assets	19,139	13,566

Total current assets	295,686	282,387

Noncurrent assets
Property and equipment, net	52,391	46,040
Right of use assets – operating	32,110	23,902
Goodwill	23,932	23,932
Intangibles, net Deferred tax asset, net	43,814	49,835
	17,115	6,711
Equity method investment	19,449	—
Other long-term assets	2,483	3,479

Total noncurrent assets	191,294	153,899

Total assets	$486,980	$436,286

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$39,718	$41,650
Operating lease liabilities	7,058	6,461
Accrued expenses	28,734	24,465
Other current liabilities	6,634	4,248
Current portion of long-term debt and finance lease obligations	20,999	8,196

Total current liabilities	103,143	85,020

Noncurrent liabilities
Long-term debt and finance lease obligations	48,998	80,923
Operating lease liabilities	26,867	19,002
Other long-term liabilities	26	61

Total noncurrent liabilities	75,891	99,986

Total liabilities	179,034	185,006

Commitments and contingencies (Note 16)
Stockholders’ equity
Common stock, $0.01 par value, 20,000,000 shares authorized and 15,368,503 shares issued and outstanding at September 30, 2023 and December 31, 2022	154	154
Additional paid-in capital	180,318	178,826
Accumulated other comprehensive income	14	318
Retained earnings	127,460	71,982

Total stockholders’ equity	307,946	251,280

Total liabilities and stockholders’ equity	$486,980	$436,286

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income

(in thousands, except share and per share amounts)

(Unaudited)

	Nine Months Ended September 30,
	2023	2022
Revenues	$422,349	$339,195
Cost of sales, exclusive of depreciation and amortization (Inclusive of $1,000 and $365 related party expense for the nine months ended September 30, 2023 and 2022, respectively)	275,629	224,641
Selling, general and administrative expenses	56,093	45,073
Depreciation	10,555	8,462
Amortization	6,021	4,387

Income from operations	74,051	56,632
Interest expense	4,714	2,352
Other (income) expense, net	(27)	(605)
Equity method earnings	1,515	—
Income before income taxes	70,879	54,885
Income tax expense	15,401	6,106

Net income	55,478	48,779
Foreign currency translation adjustment	(304)	(5,806)

Comprehensive income	$55,174	$42,973

Earnings per common share
Basic	$3.61	$3.23
Diluted	$3.49	$3.14
Weighted average common shares outstanding
Basic	15,368,503	15,110,581
Diluted	15,902,708	15,530,513

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share amounts)

(Unaudited)

For the nine-month period ended September 30, 2023

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Expense)	Total Stockholders’ Equity
	Shares	$ Amount
Balance at December 31, 2022	15,368,503	$154	$178,826	$71,982	$318	$251,280
Stock based compensation	—	—	1,492	—	—	1,492
Currency translation adjustment	—	—	—	—	(304)	(304)
Net income	—	—	—	55,478	—	55,478

Balance at September 30, 2023	15,368,503	$154	$180,318	$127,460	$14	$307,946

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Equity

(dollars in thousands, except share amounts)

(Unaudited)

For the nine-month period ended September 30, 2022

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Expense)	Total Stockholders’ Equity
	Shares	$ Amount
Balance at December 31, 2021	15,089,182	$151	$169,215	$8,704	$2,481	$180,551
Issuance of common stock - Pride	320,820	3	9,997	—	—	10,000
Stock based compensation	—	—	719	—	—	719
Employee stock re-purchase	(41,499)	—	(1,293)	—	—	(1,293)
Foreign currency translation adjustment	—	—	—	—	(5,806)	(5,806)
Net income	—	—	—	48,779	—	48,779

Balance at September 30, 2022	15,368,503	$154	$178,638	$57,483	$(3,325)	$232,950

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Condensed Consolidated Statements of Cash Flows

(dollars in thousands)

(Unaudited)

	Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities
Net income	$55,478	$48,779
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	16,576	12,849
Deferred financing fees amortization	239	98
Stock based compensation	1,492	719
Undistributed earnings of equity method investee	(1,099)	—
Deferred tax asset, net	(10,404)	(6,781)
Impairment of long-lived assets	266	964
Changes in operating assets and liabilities, net of amounts related to acquisitions:
Accounts receivable	(4,386)	(26,142)
Inventories	(3,500)	(38,351)
Prepaid expenses and other current assets	(5,573)	(3,318)
Other long-term assets	995	(2,595)
Accounts payable	(1,932)	10,980
Accrued expenses and other current liabilities	6,656	(776)
Other operating assets and liabilities, net	(329)	(7,443)

Net cash provided by (used in) operating activities	54,479	(11,017)

Cash flows used in investing activities
Purchase of property and equipment	(14,345)	(3,479)
Proceeds from sale of property and equipment	1,088	255
Payments on acquisitions, net of cash acquired	—	(28,914)
Equity method investment	(18,350)	—

Net cash used in investing activities	(31,607)	(32,138)

Cash flows (used in) provided by financing activities
Deferred debt issuance cost	(393)	(833)
Revolving credit facility borrowings	198,800	96,006
Revolving credit facility payments	(214,550)	(46,528)
Term loan payments	(4,150)	(2,000)
Payments on finance leases	(2,739)	(1,455)
Common stock and options repurchase net of sales	—	(1,293)

Net cash (used in) provided by financing activities	(23,032)	43,897

Effect of exchange rate changes on cash and cash equivalents	51	(228)
Net change in cash and cash equivalents	(109)	514
Cash and cash equivalents at beginning of year	8,416	9,736

Cash and cash equivalents at end of period	$8,307	$10,250

Supplemental cash flow information:
Cash paid for interest	$(3,776)	$(1,779)
Cash paid for income taxes	$(18,099)	$(12,483)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

NOTE 1. SUMMARY OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Innovex Downhole Solutions, Inc. (“Innovex”, the “Company”, “we”, “us”, and “our”) was incorporated as a Delaware corporation on September 15, 2016 and named IC Granite Holdings, Inc. at the time of incorporation. On October 13, 2016 the Company’s name was changed to Innovex Downhole Solutions, Inc. The Company’s corporate office is located in Humble, Texas.

Innovex designs, manufactures, sells and rents a broad suite of well-centric, engineered products to the global oil and natural gas industry. Our products are sold and rented to international oil companies, national oil companies, independent exploration and production companies and multinational service companies. The products we provide have applications across the well lifecycle for both onshore and offshore oil and natural gas wells, including well construction, well completion, and well production and intervention applications.

Basis of Presentation

The accompanying Condensed Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) for interim financial information. The Condensed Consolidated Financial Statements include the accounts of our subsidiaries where we have control over operating and financial policies. Investments in unconsolidated affiliates, in which the Company can exercise significant influence, but does not own a controlling financial interest, are accounted for using the equity method. These Condensed Consolidated Financial Statements should be read in conjunction with our financial statements and related notes thereto for the year ended December 31, 2022 (“Annual Report”). In the opinion of management, these Condensed Consolidated Financial Statements reflect all normal, recurring adjustments necessary for a fair statement of the interim periods presented. The results of operations for interim periods are not necessarily indicative of those for a full year. All intercompany accounts and transactions have been eliminated for purposes of preparing these Condensed Consolidated Financial Statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Equity Method Investment

We utilize the equity method to account for investments when we possess the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The ability to exercise significant influence is presumed when the investor possesses 20% or greater of the voting interests of the investee. This presumption may be overcome based on specific facts and circumstances that demonstrate that the ability to exercise significant influence is restricted. We apply the equity method to investments in common stock and other investments when such investments possess substantially identical subordinated interests to common stock. Refer to Note 3. Acquisitions for additional information about our equity method investment.

In applying the equity method, we record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. We record dividends or other equity distributions as reductions in the carrying value of the investment.

Our other significant accounting policies are described in “Note 2. Summary of Significant Accounting Policies” in our Annual Report.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Recent Accounting Pronouncements

In September 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 introduces a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments in ASU 2016-13 replace the incurred loss impairment model methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information. ASU 2016-13 is effective for U.S. Securities and Exchange Commission filers, excluding smaller reporting companies, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance is effective for all other entities for fiscal years beginning December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU No. 2016-13 on January 1, 2023, with no material impact on these Condensed Consolidated Financial Statements.

NOTE 3. ACQUISITIONS

Our Company’s acquisition of business and equity method investments consisted of the following during the nine months ended September 30, 2023 and the twelve months ended December 31, 2022, respectively.

Downhole Well Solutions (“DWS”) Acquisition.    On May 1, 2023, the Company acquired a 20% equity interest in DWS, via purchasing preferred stock units of DWS, for the purchase price of $17.6 million in cash consideration. Transaction costs recognized in connection with the acquisition were $0.7 million and were capitalized as part of the equity investment. DWS sells drilling equipment and related technology which is complimentary to the Company’s existing product lines. The Company obtained significant influence over DWS through 20% ownership and one board seat, out of three total board seats of representation on the board of directors of DWS. The acquisition was accounted as an equity method investment under Accounting Standards Codification (“ASC”) 323, Investments- Equity Method and Joint Ventures. The cost of the investment is $15.0 million more than the acquired underlying equity in DWS net asset. The difference is attributable to intangible assets of $13.0 million and equity method goodwill of $2.0 million. The difference pertaining to intangible assets will be amortized to Equity income over the remaining useful life of the related asset. For the nine months ended September 30, 2023, we recorded our proportionate share of DWS’s net income of $2.1 million, adjusted for $0.6 million amortization attributed to intangible assets. DWS distributed $0.4 million dividends to the Company as of September 30, 2023, which was recorded as a reduction of the carrying value of the equity investment.

Pride Energy Services, LLC (“Pride”) Acquisition.    On August 23, 2022, the Company acquired Pride by purchasing all of Pride’s outstanding voting stock. Pride is a leading provider of spooling services and artificial lift logistics in the Permian and Delaware Basins of Texas and New Mexico, the Bakken in North Dakota, and the North Slope of Alaska, expanding the Company’s offering with complimentary services. The acquisition was accounted for as a business combination under ASC 805, Business Combinations, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the acquisition date. The Company issued 320,820 shares of Common Stock and paid $30.0 million in cash as consideration for the acquisition of Pride stock. Transaction costs recognized in connection with the acquisition were immaterial. Goodwill is primarily attributable to the anticipated synergies expected from the integration of Pride. All Pride goodwill is deductible for tax purposes.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Pro Forma Results (Unaudited).    The following unaudited supplemental pro forma financial information presents the Company’s results as though Pride acquisition had occurred on January 1, 2021.

(in thousands)	Nine Months Ended September 30, 2022
Revenue	$358,232
Net income	$48,993

Pro forma net income has been adjusted to reflect additional amortization expense from the acquired intangibles, elimination of historical interest expense associated with the historical indebtedness of the acquired entity, additional interest expense related to debt that would have been incurred if the borrowing to finance the purchase price for the acquisition had occurred on January 1, 2021, non-recurring costs incurred related to the purchase transaction, and the tax-related effects as though the acquisition occurred on January 1, 2021. It was deemed impracticable to present revenues and earnings since the date of the acquisition in the Consolidated Statements of Operations and Comprehensive Income for the nine months ended September 30, 2023 and 2022 of the acquired entity, as upon the acquisition date, the acquired entity was integrated into the Company’s business operations, and financial systems, and is therefore not separately identifiable.

The unaudited supplemental pro forma financial information does not include any incremental cost savings that may result from the integration. The unaudited supplemental pro forma financial information is for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s results actually would have been had the acquisitions been completed as of the beginning of the period as indicated. In addition, the unaudited pro forma information does not purport to project the future results of the combined company.

NOTE 4. REVENUE

Revenue is recognized as, or when, the performance obligations are satisfied by transferring control of a service or product to the customer. The Company generates revenue primarily from three revenue streams: (i) product revenues, (ii) service revenues and (iii) rental revenues. We sell or rent our products and provide services primarily in onshore U.S. and Canadian markets (“NAM”) and in international and offshore markets (“International and Offshore”). We attribute rental and service revenue to the country in which the rental or service was performed, while we attribute product sales revenue to the country where the product was shipped. The Company has elected the practical expedient to expense commissions as the amortization period associated with the asset that would have been recognized for each order is one year or less. Rental revenue as presented in the table below is accounted for under the lease guidance according to ASC 842 and recognized ratably over the term of the lease.

From time to time, we may enter into contracts that contain multiple performance obligations, such as work orders containing a combination of product sales, equipment rentals, and contract labor services. For these arrangements, we allocate the transaction price to each performance obligation identified in the contract based on relative standalone selling prices and recognize the related revenue as control of each individual product or service is transferred to the customer, in satisfaction of the corresponding performance obligations.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The following table presents our revenues disaggregated by category and by geography:

	Nine Months Ended September 30, 2023
(in thousands)	NAM	International & Offshore	Total
Product revenues	$223,618	$125,932	$349,550
Service revenues	45,840	3,642	49,482
Rental revenues	8,768	14,549	23,317

Total revenues	$278,226	$144,123	$422,349

	Nine Months Ended September 30, 2022
(in thousands)	NAM	International & Offshore	Total
Product revenues	$209,047	$86,113	$295,160
Service revenues	19,255	1,220	20,475
Rental revenues	9,381	14,179	23,560

Total revenues	$237,683	$101,512	$339,195

NOTE 5. INVENTORY

A summary of inventory as of September 30, 2023 and December 31, 2022 is as follows:

(in thousands)	September 30, 2023	December 31, 2022
Raw materials	$891	$1,048
Work in progress Finished goods	4,389 134,875	3,904 131,703

Total Inventory	$140,155	$136,655

NOTE 6. PROPERTY AND EQUIPMENT

A summary of property and equipment as of September 30, 2023 and December 31, 2022 is as follows:

(in thousands)	September 30, 2023	December 31, 2022
Land	$1,839	$1,889
Buildings, building improvements and leasehold improvements	16,005	15,321
Manufacturing machinery and equipment	35,627	33,706
Rental tools	23,872	24,290
Furniture and fixtures	725	764
Computer software	930	819
Vehicles	13,809	13,890
Construction in progress	3,851	—
Right of use leases – finance	14,207	10,847

Total Property and equipment	110,865	101,526
Accumulated depreciation and amortization	(58,474)	(55,486)

Property and equipment, net	$52,391	$46,040

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

For the nine months ended September 30, 2023 and 2022 the depreciation expense for the right-of-use finance lease assets was $2.9 million and $1.3 million, respectively.

NOTE 7. INTANGIBLE ASSETS AND GOODWILL

Intangible Assets.    A summary of intangible assets as of September 30, 2023 and December 31, 2022 is as follows.

	September 30, 2023
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$78,166	$(36,580)	$41,586
Non-compete agreements	500	(304)	196
Trade names	10,980	(8,948)	2,032
Technology, Patents, and Other	26,133	(26,133)	—

Total	$115,779	$(71,965)	$43,814

	December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$78,166	$(30,785)	$47,381
Non-compete agreements	500	(250)	250
Trade names	10,980	(8,776)	2,204
Technology, Patents, and Other	27,512	(27,512)	—

Total	$117,158	$(67,323)	$49,835

Amortization expense on intangible assets for the nine months ended September 30, 2023 and 2022 was $6.0 million and $4.4 million, respectively.

Impairment.    We analyzed definite lived intangible assets for impairment as of September 30, 2023 and December 31, 2022, in accordance with Accounting Standards Codification 360 Property, Plant, and Equipment, noting no impairment indicators were present. We analyzed goodwill for impairment as of September 30, 2023 and December 31, 2022, in accordance with Accounting Standards Codification 350 Intangibles - Goodwill and Other, noting no impairment indicators were present. For our annual goodwill impairment test as of December 31, 2022, we performed a qualitative assessment to determine if it was more likely than not (that is, a likelihood of more than 50 percent) that the fair value of our reporting unit was less than its carrying value as of the test date. We evaluated events and circumstances since the date of our last quantitative or qualitative assessment, including macroeconomic conditions, industry and market conditions, and our overall financial performance, and it was determined that the reporting unit fair value was, more likely than not, greater than the carrying amount. Therefore, no impairment charges were recorded related to goodwill for the periods ended September 30, 2023 and December 31, 2022. We will continue to evaluate our goodwill and long-lived assets for potential triggering events as conditions warrant.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The following table presents a roll-forward of goodwill for the periods ended September 30, 2023 and December 31, 2022:

(in thousands)	Goodwill, Gross	Accumulated Impairment	Goodwill, Net
Balance at December 31, 2021	$87,178	$(70,504)	$16,674

Additions	7,258	—	7,258

Balance at December 31, 2022	94,436	(70,504)	23,932

Additions	—	—	—

Balance at September 30, 2023	$94,436	$(70,504)	$23,932

NOTE 8. PREPAIDS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following as of December 31, 2022 and September 30, 2023:

(in thousands)	September 30, 2023	December 31, 2022
Prepaid expenses	$3,503	$3,071
Current deposits	8,956	5,158
Tax receivables	3,649	2,484
Other current assets	3,031	2,853

Total	$19,139	$13,566

NOTE 9. DEBT

Current and long-term debt obligations consisted of the following:

(in thousands)	September 30, 2023	December 31, 2022
Current portion of long-term debt and finance lease obligations:
Term loan	$5,000	$5,000
Subordinated notes	11,893	—
Finance lease obligations	4,106	3,196

Total current portion of long-term debt and finance lease obligations	20,999	8,196

Long-term debt and finance lease obligations:
Term loan	13,961	18,111
Revolving credit facility	31,250	47,000
Subordinated notes	—	11,893
Finance lease obligations	4,544	4,522

Total long-term debt and finance lease obligations	49,755	81,526
Less: debt issuance costs, net	(757)	(603)

Total long-term portion of debt and finance lease obligations, net	48,998	80,923

Total debt and finance lease obligations, net	$69,997	$89,119

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Term Loan and Revolving Credit Facility

The Company’s Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement (as amended the “Second A&R Credit Agreement”) dated June 10, 2022, governs separate debt facilities referred to as the Term Loan, and the Revolving Credit Facility. The Second A&R Credit Agreement also includes additional borrowing capacities, including swing loans and letters of credit, which the Company has not utilized. The original Amended and Restated Revolving Credit Facility, Term Loan and Guaranty and Security Agreement (as amended prior to the Second A&R Credit Agreement, the “A&R Credit Agreement”) was dated June 10, 2019. The Second A&R Credit Agreement defines the Company as the borrower and PNC Bank, National Association (“PNC”) as the agent. The Term Loan and the Revolving Credit Facility are secured by substantially all of the assets of the Company and certain of its subsidiaries, subject to certain customary exclusions. The Second A&R Credit Agreement contains customary affirmative and negative covenants, including, among other things, restrictions on the creation of liens, the incurrence of indebtedness, investments, dividends and other restricted payments, dispositions and transactions with affiliates.

Debt Modifications.    In November 2020, the Company entered into the Fourth Amendment to the A&R Credit Agreement (the “Fourth Amendment”), which became effective upon the closing of the Rubicon acquisition in March 2021. The Fourth Amendment included lender approval for the Rubicon acquisition as well as modifications to require quarterly principal payments on the Term Loan of $1.0 million on the first day of each quarter, commencing December 31, 2021, followed by a final payment of all unpaid principal and accrued and unpaid interest on the then-maturity date of June 10, 2022. As of December 31, 2021, the A&R Credit Agreement was composed of a $90.0 million Revolving Credit Facility, $20.0 million uncommitted accordion feature on the Revolving Credit Facility and $20.0 million Term Loan.

The Second A&R Credit Agreement includes modifications to the definition of EBITDA and the applicable interest rate and an extension of the maturity date to June 10, 2026. The Second A&R Credit Agreement was composed of a $90.0 million Revolving Credit Facility, $20.0 million uncommitted accordion feature on the Revolving Credit Facility and $24.4 million Term Loan. The Second A&R Credit Agreement requires the Company to make quarterly principal payments on the Term Loan of $1.25 million on the first day of each quarter, commencing October 1, 2022, followed by a final payment of all unpaid principal and accrued and unpaid interest on the maturity date.

In November 2022, the Company entered into the First Amendment to the Second A&R Credit Agreement (the “First Amendment”), which includes approval for the Pride acquisition in August of 2022. No other modifications were included in the First Amendment.

In April 2023, the Company entered into the Second Amendment to the Second A&R Credit Agreement (the “Second Amendment”), which includes approval for the DWS acquisition in May of 2023. Refer to Note 3. Acquisitions for discussion of the Pride and DWS acquisitions. The Second Amendment included increased borrowing availability of the Revolving Credit Facility to $110.0 million, $25.0 million Term Loan, and requirement for the Company to maintain $15.0 million of Revolving Credit Facility availability at closing of the DWS transaction. As of September 30, 2023, we had $67.7 million in borrowing capacity available on the Revolving Credit Facility.

In December 2023, the Company entered into the Third Amendment to the Second A&R Credit Agreement (the “Third Amendment”), in which the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

We performed a debt modification analysis in accordance with ASC 470, Debt, and concluded that the modifications align with modification accounting. There is no gain or loss resulting from the Second A&R Credit Agreement. We were in compliance with our debt covenants at September 30, 2023 and December 31, 2022.

Interest Expense.    Interest expense for the A&R Agreement and the Second A&R Agreement is calculated based on fixed and floating rate components, displayed below:

Agreement Version:	A&R Credit Agreement (2021)	Second A&R Credit Agreement
Credit Facility	LIBOR* + 3.00%	SOFR** + 1.75%
Term Loan	LIBOR*+3.25%	SOFR** +2.00%
(Note: *London Interbank Offered Rate; ** Secured Overnight Financing Rate.)

For the nine months ended September 30, 2023 and 2022, the Company’s effective interest rate on the term loan was approximately 8.15% and 6.39%, and the effective interest rate on the revolving line of credit was approximately 8.76% and 7.08%. The Company has no capitalized interest for the periods ended September 30, 2023 or December 31, 2022.

Subordinated Debt

On September 10, 2019, in conjunction with multiple acquisitions, the Company issued subordinated notes totaling approximately $11.9 million (collectively, the “Subordinated Notes”) payable to the sellers as part of the consideration paid by the Company for the acquired assets. The Subordinated Notes are unsecured and are subordinated in right of payment to the obligations under the Second A&R Credit Agreement pursuant to subordination agreements entered into between each of the sellers, the Company and PNC (the “Subordination Agreements”). The Subordination Agreements prohibit the Company from making any payments (x) of principal towards the Subordinated Notes prior to each of their final maturity dates while the obligations under the Second A&R Credit Agreement remain outstanding and (y) of principal and/or interest towards the Subordinated Notes if a default exists in respect of the Second A&R Credit Agreement. There have been no additional borrowings or any repayment of principal on the Subordinated Notes. Interest is due quarterly at a fixed rate of 7.50%, and the outstanding principal amount of each Subordinated Note, plus any accrued and unpaid interest thereon, is due on September 10, 2024. There were no defaults under any of the Subordinated Notes as of September 30, 2023 or December 31, 2022.

In connection with the Third Amendment, the lenders consented and agreed to the repayment in full of the Subordinated Notes prior to the maturity date notwithstanding anything to the contrary in the Subordination Agreements. In December 2023, we paid off all outstanding principal and accrued interest on the Subordinated Notes.

Finance Leases

Finance leases include pieces of manufacturing equipment and vehicles maintained under vehicle leasing arrangements with fleet management companies that meet the finance lease criteria.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

NOTE 10. ACCRUED EXPENSES

A summary of other accrued liabilities as of December 31, 2022 and September 30, 2023, is as follows:

(in thousands)	September 30, 2023	December 31, 2022
Payroll and other compensation expenses	$13,592	$15,315
Property, sales and other non-income related taxes	5,151	5,103
Accrued commission	1,180	914
Income taxes	6,128	165
Accrued interest	442	619
Other accrued liabilities	2,241	2,349

Total	$28,734	$24,465

NOTE 11. INCOME TAXES

The computation of the annual estimated effective tax rate (“ETR”) at each interim period requires certain estimates and assumptions including, but not limited to, the expected operating income (or loss) for the year, projections of the proportion of income (or loss) earned and taxed in foreign jurisdictions, permanent and temporary differences and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired or additional information is obtained. The computation of the annual estimated effective tax rate includes applicable modifications, which were projected for the year, such as certain book expenses not deductible for tax, tax credits and foreign deemed dividends.

Our ETR from continuing operations was 21.7% and 11.1% for the nine months ended September 30, 2023 and 2022, respectively. During these periods, our ETR differed from the statutory federal income tax rate primarily due to the tax effects recorded related to changes in valuation allowance on deferred tax assets not expected to be realized and the tax expense recorded related to stock awards and to foreign taxes.

Deferred Tax Asset Valuation Allowance

Management monitors company-specific, oil and natural gas industry and worldwide economic factors and assesses the likelihood that the Company’s net deferred tax assets will be utilized prior to their expiration. The Company has historically maintained a valuation allowance against its net deferred tax assets. As of September 30, 2022, considering all available evidence (both positive and negative), the Company concluded that it is more likely than not that a portion of the deferred tax assets would be realized and therefore the Company released a portion of the valuation allowance. The net deferred tax assets for which a valuation allowance remains as of September 30, 2022 and 2023, consists primarily of net operating losses and other attributes associated with the Rubicon acquisition for which there are certain loss limitations in place. This release resulted in a deferred income tax benefit of $5.4 million for the nine months ended September 30, 2022.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

NOTE 12. EARNINGS PER SHARE

Basic earnings per share of Common Stock is calculated by dividing the net income attributable to the Company during the period by the weighted average number of shares of Common Stock outstanding during the same period. Diluted earnings per share, if dilutive, includes the incremental effect of issuable shares from stock awards, as determined using the treasury stock method. The following table summarizes the basic and diluted earnings per share calculations:

	Nine Months Ended September 30,
	2023	2022
Numerator:
Net income (in thousands)	$55,478	$48,779
Denominator:
Basic weighted average number of shares outstanding	15,368,503	15,110,581
Dilutive effect of equity awards	534,205	419,932

Diluted weighted average number of shares	15,902,708	15,530,513

Income per share:
Basic	$3.61	$3.23

Diluted	$3.49	$3.14

Potentially dilutive shares excluded as anti-dilutive	725,823	831,064

NOTE 13. STOCK BASED COMPENSATION

Equity Incentive Plan

We maintain a single equity incentive plan, the 2016 Equity Incentive Plan (the “2016 Plan”), for the benefit of our employees, directors and other service providers. The following is a summary of certain features of the 2016 Plan.

2016 Plan.    The 2016 Plan provides for awards of stock options, restricted stock awards, bonus stock, and other awards. Awards under the 2016 Plan may be granted to any employee, non-employee director, consultant, or other personal service provider to us or any of our subsidiaries. The 2016 Plan is administered by a plan administrator, which is our Board of Directors. The 2016 Plan was established with the authorization for grants of up to 819,302 shares of authorized but unissued shares of Common Stock. The 2016 Plan has been amended in 2018, 2019, 2020 and 2023 to increase the number of shares available under the 2016 Plan. As of September 30, 2023, the number of shares authorized under the plan is 2,000,000. The total number of shares available for future issuance under the 2016 Plan, as amended, is 586,363 shares as of September 30, 2023. The awards vest over a four-year service period.

Common Stock

During the nine months ended September 30, 2023, we granted 153,609 equity-classified restricted stock units (“RSUs”), with a weighted average grant date fair value of $31.17. For the nine months ended September 30, 2022, no RSUs were granted. When the RSUs are originally granted to employees, they are valued at fair value on the date of grant. The RSUs will vest and settle ratably in four equal annual installments beginning on January 1, 2024. No bonus stock or other stock awards were issued or outstanding for the periods ended September 30, 2023 or December 31, 2022.

Innovex Downhole Solutions, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Stock Options

Stock options granted under the 2016 Plan generally vest annually in equal increments over four years and have a ten-year term.

Determining fair market value.    We estimated the fair value of each option grant using the Black-Scholes option-pricing model. The Black-Scholes option pricing model requires estimates of key assumptions based on both historical information and management judgment regarding market factors and trends. Determining the appropriate fair value model and calculating the fair value of options requires the input of highly subjective assumptions, including the expected volatility of the price of our stock, the risk-free rate, the expected term of the options and the expected dividend yield of our Common Stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our share-based compensation expense could be materially different in the future.

Total stock-based compensation expense for all awards was $1.5 million and $0.7 million for the nine months ended September 30, 2023 and 2022, respectively. As of September 30, 2023, the Company expects to record stock-based compensation expense of $5.3 million over the remaining term of four years. Future grants will result in additional compensation expense. Compensation expense is recognized on a straight-line basis over the vesting period.

NOTE 14. RELATED PARTY TRANSACTIONS

Related parties include key management personnel having authority and responsibility for planning, directing, and monitoring the activities of the Company directly or indirectly and their close family members. In the normal course of business, the Company from time to time receives services from, or sells products to, related parties, in transactions that are either not material or approved in accordance with our Related Party Transaction Approval Policy.

For the nine months ended September 30, 2023 and 2022 related party expenses incurred was $1.0 million and $0.4 million, respectively.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Litigation

The Company is party to various legal proceedings from time to time. A liability is accrued when a loss is both probable and can be reasonably estimated. Management believes that the probability of a material loss with respect to any currently pending legal proceeding is remote. As such, the Company did not record a reserve for litigation as of and September 30, 2023 or December 31, 2022.

Operating Leases

The Company recorded one operating lease for a new office building, which commenced on January 1, 2023. The Company recorded a long-term right-of-use asset of approximately $10.0 million and a corresponding operating lease liability. The office building lease has term of 10.7 years. The average lease terms of existing operating leases held by the Company as of September 30, 2023 is approximately 6.5 years.

NOTE 16. SUBSEQUENT EVENTS

Subsequent events have been updated through January 4, 2024, the date which these Consolidated Financial Statements were available to be issued.

            shares

Innovex Downhole Solutions, Inc.

Common Stock

Goldman Sachs & Co. LLC

Piper Sandler

J.P. Morgan

Barclays

Citigroup

Evercore ISI

Pickering Energy Partners

Through and including                 , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Set forth below are the expenses (other than underwriting discounts and the structuring fee) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee	$	*
NYSE listing fee	$	*
Printing and engraving expenses	$	*
Fees and expenses of legal counsel	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Limitation of Liability

Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors or officers to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

In accordance with Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation that will be in effect at the completion of this offering will provide that that no director or officer shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors or officers, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our amended and restated certificate of incorporation will be to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director or officer for breach of the fiduciary duty of care as a director or officer, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision will not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s or officer’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors and officers, then, in accordance with our amended and restated certificate of incorporation, the liability of our directors and officers to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our amended and restated certificate of incorporation limiting or eliminating the liability of directors or officers, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors or officers on a retroactive basis.

Indemnification

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our amended and restated certificate of incorporation, which will be in effect at the completion of this offering, will provide that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our amended and restated certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification to be conferred by our amended and restated certificate of incorporation is a contract right that will include the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our amended and restated certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our amended and restated certificate of incorporation may have or hereafter acquire under law, our amended and restated certificate of incorporation, our bylaws that will be in effect at the completion of this offering, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our amended and restated certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our amended and restated certificate of incorporation will also permit us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our amended and restated certificate of incorporation.

Our bylaws will include the provisions relating to advancement of expenses and indemnification rights consistent with those to be set forth in our amended and restated certificate of incorporation. In addition, our bylaws will provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws will also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

We will enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Under the underwriting agreement, the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all unregistered securities issued by us since January 1, 2020. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Acquisitions

In connection with the closing of the merger of Rubicon with our indirect wholly-owned subsidiary, Innovex Merger Sub, Inc., on March 10, 2021 and July 23, 2021, we issued, through a series of contributions, an aggregate of 2,585,649 and 34,654 shares of our common stock, respectively, to Rubicon’s former stockholder and an accredited investor. These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering.

In connection with the closing of the acquisition of all the equity interests in Pride by us, on August 19, 2022, we issued an aggregate of 320,820 shares of our common stock to Pride’s former equity holders and accredited investors. These securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act on the basis that the transactions did not involve a public offering.

Equity Grants

Since January 1, 2020 to December 31, 2022, we granted stock options to purchase an aggregate of 432,450 shares of our common stock, at a weighted average exercise price per share of $23.13, to employees and directors in connection with services provided to us by such parties. In January 2020, we granted stock options to purchase an aggregate of 40,000 shares of our common stock, at an exercise price per share of $31.17, to one of our employees. In August 2021, we granted stock options to purchase an aggregate of 321,950 shares of our common stock, at an exercise price per share of $21.00, to one of our directors, certain of our executive officers and other employees. In November 2021, we granted stock options to purchase an aggregate of 20,000 shares of our common stock, at an exercise price of $21.00, to one of our employees. In May 2022, we granted stock options to purchase an aggregate of 16,000 and 2,500 shares of our common stock, respectively, at an exercise price per share of $31.17, to certain of our employees. In November 2022, we granted stock options to purchase an aggregate of 27,000 shares of our common stock, at an exercise price per share of $31.17, to certain of our employees. In December 2022, we granted stock options to purchase an aggregate of 5,000 shares of our common stock, at an exercise price per share of $31.17, to one of our directors. On January 1, 2023, we granted stock options to purchase an aggregate of 400,000 shares of our common stock, at an exercise price of $31.17 (the “January 2023 options”), to Adam Anderson, our Chief Executive Officer, and Kendal Reed, our Chief Financial Officer. In February 2023, we granted stock options to purchase an aggregate of 9,500 shares of our common stock, at an exercise price of $31.17, to certain of our employees. In March 2023, we granted stock options to purchase an aggregate of 2,500 shares of our common stock, at an exercise price of $31.17, to one of our employees. On May 11, 2023, Mr. Anderson and Mr. Reed each forfeited the January 2023 options in exchange for restricted stock units (“RSUs”) representing an aggregate of 153,609 shares of our common stock. On October 1, 2023, we granted RSUs representing 3,000 shares of our common stock to one of our directors. These securities were issued pursuant to written compensatory benefit plans or arrangements, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act or in the latter case pursuant to the exemption provided by Section 3(a)(9) of the Securities Act for any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. The recipients of such securities were our employees and directors and received these securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits

(a) Exhibits

The following documents are filed as exhibits to this registration statement:

Exhibit number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Innovex Downhole Solutions, Inc.

3.2*	Form of Amended and Restated Bylaws of Innovex Downhole Solutions, Inc.

4.1*	Form of Common Stock Certificate

4.2*	Form of Registration Rights Agreement

4.3*	Form of Nomination and Information Agreement

5.1*	Opinion of Akin Gump Strauss Hauer & Feld LLP as to the legality of the securities being registered

10.1†	Innovex Downhole Solutions, Inc. 2016 Long-Term Incentive Plan

10.2*†	Form of Innovex Downhole Solutions, Inc. 2024 Long-Term Incentive Plan

10.3*	Form of Indemnification Agreement

10.4*†	Form of Restricted Stock Unit Agreement

10.5	Stock Purchase Agreement, dated as of December 31, 2022, by and between Rubicon Oilfield International Holdings, L.P., as the seller, and Intervale Capital Fund III, L.P., Innovex Co-Invest Fund I, L.P., and Innovex Co-Invest Fund II, L.P., as the buyers

10.6	Equity Purchase Agreement, by and among Innovex Downhole Solutions, Inc., Vault Pressure Control LLC, Pride Trio, LLC, and the sellers party thereto, dated as of August 19, 2022

10.7	Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement, dated as of June 10, 2022, among Innovex Downhole Solutions, Inc., Tercel Oilfield Products USA L.L.C., Top-Co Inc. and each party joined thereto from time to time as a borrower, as borrowers, each person joined thereto from time to time as a guarantor, as guarantors, the financial institutions from time to time party thereto, as lenders, and PNC Bank, National Association, as the agent for lenders

10.8	First Amendment to Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement, dated November 28, 2022, among Innovex Downhole Solutions, Inc., Tercel Oilfield Products USA L.L.C., Top-Co Inc., Pride Energy Services, LLC and each person joined to the Credit Agreement as a borrower from time to time, as borrowers, each person joined to the Credit Agreement as guarantors, the financial institutions party to the Credit Agreement, as lenders, and PNC Bank, National Association, as the agent

10.9	Second Amendment to Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement and Limited Waiver, dated as of April 3, 2023, among Innovex Downhole Solutions, Inc., Tercel Oilfield Products USA L.L.C., Top-Co Inc., Pride Energy Services, LLC and each person joined to the Credit Agreement as a borrower from time to time, as borrowers, each person joined to the Credit Agreement as a guarantor from time to time, the financial institutions from time to time party to the Credit Agreement as lenders and PNC Bank, National Association, as agent for lenders

Exhibit number	Description

10.10*	Third Amendment to Second Amended and Restated Revolving Credit, Term Loan, Guaranty and Security Agreement and Limited Waiver, dated as of December 15, 2023, among Innovex Downhole Solutions, Inc., Tercel Oilfield Products USA L.L.C., Top-Co Inc., Pride Energy Services, LLC and each person joined to the Credit Agreement as a borrower from time to time, as borrowers, each person joined to the Credit Agreement as a guarantor from time to time, the financial institutions from time to time party to the Credit Agreement as lenders and PNC Bank, National Association, as agent for lenders

10.11*†	Employment Agreement with Adam Anderson

10.12*†	Employment Agreement with Kendal Reed

10.13*†	Employment Agreement with Mark Reddout

16.1	Letter from Moss Adams LLP regarding change in certifying accountant

21.1	List of Subsidiaries of Innovex Downhole Solutions, Inc.

23.1	Consent of Grant Thornton LLP

23.2*	Consent of Akin Gump Strauss Hauer and Feld LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on the signature page of this Registration Statement)

107	Filing Fee Table

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

See the index to the financial statements included on page F-1 for a list of the financial statements included in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424 (b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Humble, State of Texas, on January 4, 2024.

Innovex Downhole Solutions, Inc.

By:	/s/ Adam Anderson
Name: Adam Anderson
Title: Chief Executive Officer and Director

Each person whose signature appears below appoints Adam Anderson and Kendal Reed, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended this Registration Statement has been signed by the following persons in the capacities indicated on January 4, 2024.

Signature	Title

/s/ Adam Anderson Adam Anderson	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Kendal Reed Kendal Reed	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Patrick Connelly Patrick Connelly	Director

/s/ Jason Turowsky Jason Turowsky	Director

/s/ Will Donnell Will Donnell	Director

/s/ Angie Sedita Angie Sedita	Director

/s/ Erik Hoover Erik Hoover	Director

/s/ Bonnie S. Black Bonnie S. Black	Director